UniCredit Group

Consolidated First Half Report
as at **30 June 2006**

82-03185


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dw 11/17

Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered Office: Genoa, via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 5,218,784,086.50 fully paid in

UniCredit Group


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Consolidated First Half Report as at 30 June 2006


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BOARD OF DIRECTORS AND BOARD OF AUDITORS

Board of Directors

Dieter Rampl *	Chairman
Gianfranco Gutty * (first deputy chairman)	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Anthony Wyand * (°)	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Manfred Bischoff	
Vincenzo Calandra Buonaura	
Giovanni Desiderio	
Volker Doppelfeld	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Friedrich Kadrnoska **	
Max Dietrich Kley	
Luigi Maramotti	
Diether Münich **	
Carlo Pesenti	
Hans Jürgen Schinzler	
Giovanni Vaccarino	
Paolo Vagnone **	
Nikolaus von Bomhard **	
Marco Fantazzini	Company Secretary

Board of Auditors

Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

External Auditors

KPMG S.p.A.

* Member of the Chairman's Committee and of the Executive Committee
** Executive Committee Member
(°) The Board of Directors at its meeting held on 4 August 2006 appointed Mr Anthony Wyand, Director, to the position of Deputy Chairman of the Company in place of Mr Carlo Salvatori who had resigned from the Board.


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GENERAL MANAGEMENT

Management Committee

Alessandro Profumo	Managing Director / CEO
Ranieri de Marchis	Planning, Finance and Administration (CFO) *
Sergio Ermotti	Markets & Investment Banking Division *
Paolo Fiorentino	Global Banking Services Division *
Dario Frigerio	Private Banking and Asset Management Division *
Erich Hampel	Central Eastern Europe (CEE) Division *
Andrea Moneta	Poland Markets Division *
Roberto Nicastro	Retail Division *
Vittorio Ogliengo	Corporate Division *
Henning Giesecke	Risk Management (CRO)
Franz Herrlein	Chief Integration Officer
Rino Piazzolla	Human Resources Strategy
Wolfgang Sprißler	German Region Strategic Advisory Staff

Other Department Heads

Maurizia Angelo Comneno	Legal, Compliance and Corporate Affairs
Marc Beckers	Corporate Identity
Chiara Burberi	Group Organisation
Elisabetta Magistretti	Internal Audit
Umberto Quilici	Group ICT

Franco Leccacorvi	Chief Accountant

* Position held by Group Deputy General Manager


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CONTENTS

UniCredit Group First Half Report

Introduction

This First Half 2006 Report complies with CONSOB Issuers' Regulations, Article 81, and has been prepared under IFRS as indicated by IAS 34 on interim reporting, providing condensed financial statements as prescribed by §10 instead of the disclosure required for annual accounts.

The First Half Report comprises:

- **The Report on Operations**, which uses reclassified (condensed) accounts as presented to the Board on 4 August 2006 for approval of our Quarterly Report as at 30 June 2006[1].
  Profit and loss account comparative data, including those given in the notes, have been made comparable in view of the significant changes in the Group that occurred in the second half of 2005 (see below).
  The Report on Operations contains – as well as commentary on the results for the period already included in the Quarterly Report and other significant events – the further information requested by CONSOB in its circular #6064293 dated 28 July 2006 (i.e., reconciliation of reclassified accounts to the official reporting schedules, together with reconciliation of consolidated equity and net profit to the Parent Company's equity and net profit).
- **First Half Accounts**, with comparable 2005 data. As required by IAS 34, balance sheet data is compared with the figures as at 31 December 2005, while profit and loss, changes in shareholders' funds and cash-flow statement are compared with H1 2005.
  As provided by CONSOB Issuers' Regulations, Article 81 bis then in force, the 2005 First Half Report was drawn up under Italian GAAP (DL 87/92) together with the necessary reconciliations to IFRS-based figures: please see the 2005 First Half Report for these data. The H1 2005 comparative figures given in this First Half Report 2006 have been recalculated under IFRS, on the basis of consolidation as it then was.
- **The notes to the First Half Accounts 2006**. These include: the detailed information prescribed by IAS 34, disclosed in line with the accounts schedules, the further information requested by CONSOB, and information considered useful for a correct disclosure of the consolidated situation.
- **Parent Company accounts**, drawn up under IFRS.
- **The Auditors' Report** provided by KPMG SpA in the form of a limited-scope audit.

The changes that have occurred in the Group's scope of consolidation since the end of the 2005 accounting year are principally due to the wider scope of HVB Group consolidation through the absorption of 68 companies, most of which already included in March 2006. In Q1 2006, the 38 companies of the Immobilien Group, HVB Bank Latvia, Joint Stock Commercial Bank HVB Ukraine, certain companies of the Central Eastern Europe Division of Bank Austria Creditanstalt (BA-CA) including Nova Banijalucka Banka, CAIB International Markets and BPH Investment Fund Company, as well as some smaller companies – a total of 48 companies overall – were fully consolidated. The 20 companies consolidated in the HVB Group during Q2 2006 include HVB Capital Partners AG and 19 subsidiaries of BA-CA, 17 of which make up the real estate sub-group "Universale International Realitäten GmbH". Additionally, between March and June 2006, Koçbank increased its stake in Yapi ve Kredi Bankasi Group, in which it has had a majority shareholding since Q3 2005, from 57.4% to 67.31%.

1. Except for a reclassification from Provisions (for risks and charges) to Other Liabilities made with the aim of aligning our accounts with the schedules required by Banca d'Italia rules, which are presented below.

The balance sheet as at 30 June 2006 includes Banque Monégasque de Gestion among non-current assets and disposal groups held for sale, in addition to Uniriscossioni and 2S Banca, already so designated in March 2006. For these equity investments, in the process of being sold off, all the conditions prescribed by IFRS 5 are satisfied, viz.:

- the asset is available for immediate sale in its present condition;
- the sale is highly probable;
- completion of the sale is expected to take place within one year.

The equity investments included among non-current assets and disposal groups held for sale at 31 December 2005 were all sold off during the course of the first six months 2006 (the four Casse di Risparmio [Italian savings banks] of Bra, Fossano, Saluzzo and Savigliano during the first quarter and HVB Splitska banka on 30 June 2006).

With the aim of achieving full comparability in the breakdowns of profit and loss items, our Q1 2006 report included a restated pro-forma profit and loss account for Q1 2005, prepared as if the business combination with the HVB Group had taken place on 1 January 2005. This profit and loss account was then adjusted, while neutralising the effects of restating on net profit attributable to the Group, to take account both of the results of the Yapi Kredi Bankasi Group prior to the acquisition, with extraordinary items removed, and of the effects on profit and loss of the recognition of certain subsidiaries among assets held for sale. Following the increase of Koçbank's stake in Yapi Kredi Bankasi between March and June 2006 (given that Koçbank and its subsidiaries are consolidated line-by-line in the profit and loss account using the proportionate method), the restated accounts drawn up in March have been updated to reflect the new stake in Yapi Kredi Bankasi, in order to maintain comparability. The Q1 2005 HVB Group profit and loss account, on the other hand, has not been restated to take account of the changes which have taken place in its scope of consolidation. The effects of these changes, along with exchange differences arising from conversion of subsidiaries' profit and loss, are also specified in the notes to the profit and loss accounts.

Finally, the approach adopted in Q1 2006 to the presentation of results by business sector has been maintained, with the distinction between the UniCredit Group prior to the business combination with HVB, and the HVB Group itself, for which details relating to the BA-CA Group are also provided. The results for previous-scope UniCredit are, however, detailed and annotated on the basis of the scope of the previous Divisions, with a further analysis of the former Corporate and Investment Banking Division between its two components. Previous periods have been restated to take account both of this greater detail and of the effects of the corporate reorganisation of UniCredit Banca Mediocredito and the formation of 2S Banca, which occurred on 1 January 2006.


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REPORT ON OPERATIONS

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros**.

Main Group Figures

(€ million)

PROFIT AND LOSS FIGURES	H1 2006	H1 2005 PROFORMA	CHANGE
Total revenues	11,939	10,321	+ 15.7%
Operating costs	6,529	6,249	+ 4.5%
Operating profit	5,410	4,072	+ 32.9%
Profit before tax	4,729	3,257	+ 45.2%
Net Profit attributable to the Group	**3,043**	**2,052**	**+ 48.3%**

(€ million)

BALANCE SHEET	AMOUNTS AS AT 30.06.2006	AMOUNTS AS AT 31.12.2005	CHANGE
Total assets	803,792	787,000	+ 2.1%
Loans and receivables with customers	430,148	426,553	+ 0.8%
Deposits from customers and debt securities in issue	474,564	462,248	+ 2.7%
Shareholders' equity	**34,771**	**35,203**	**- 1.2%**

STAFF AND BRANCHES	AS AT 30.06.2006	AS AT 31.12.2005	CHANGE
Employees [1]	134,870	134,799	+ 71
Branches [2]	7,336	7,184	+ 152

1. "Full time equivalent". Koç Group is consolidated proportionally. HVB Group figures as at 31 December have been adjusted to reflect H1 2006 changes in the scope of consolidation. The increase is attributable to the presence of approximately 800 seasonal employees in the holiday sector. Excluding seasonal employees, there was a reduction of 714 resources.
2. Koç Group, which is consolidated proportionally, is considered at 100%.

PROFITABILITY RATIOS

	H1 2006	H1 2005 PROFORMA	CHANGE
ROE [1]	17.3%	11.9%	+ 5.4
Cost/income ratio	54.7%	60.5%	- 5.8

1. Calculated on the basis of the average shareholders' equity for the period (excluding reserves in respect of AfS assets and dividends to be distributed and including the profit for the period on an annual basis).

CAPITAL RATIOS

	AS AT 30.06.2006	AS AT 31.12.2005	CHANGE
Tier 1/Total risk-weighted assets	5.91%	5.53%	+ 0.38
Total regulatory capital/Total risk-weighted assets	10.16%	10.34%	- 0.18

RATINGS

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investor Service	P-1	A1	STABLE
Standard & Poor's	A-1	A+	STABLE

SHAREHOLDERS

As at 30 June 2006 UniCredit's share capital totalled €5,218,299,719.50 and was divided into 10,436,599,439 fully subscribed and paid-up shares of €0.50 each, including 10,414,892,887 ordinary shares and 21,706,552 savings shares.

As at 30 June 2006, the Shareholders' Register showed the following:
- There were approximately 316,000 shareholders.
- Italian resident shareholders held around 44% of capital and foreign shareholders 56%.
- 92% of ordinary capital stock is held by legal entities and the remaining 8% by individuals.

As at the same date, the main shareholders were as follows:

MAIN SHAREHOLDERS	PERCENT. OWNED [1]
1. Munich Re Group	4.797%
2. Fondazione Cassa di Risparmio di Torino	4.722%
3. Fondazione Cassa di Risparmio di Verona Vicenza Belluno e Ancona	4.721%
4. Carimonte Holding S.p.A.	4.277%
5. Allianz Group	2.969%

1. As a percentage of ordinary capital. The bylaws set a limitation on voting right at 5% of capital.


SHARE PRICE (€)
6.500
6.000
5.500
5.000
4.500
4.000
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
Jun.
2005
2006
Ordinary share
Savings share

SHARE INFORMATION

	H1 2006	2005	2004	2003	2002	2001	2000	1999
Share price (€)								
- maximum	6.345	5.864	4.421	4.425	5.255	5.865	6.115	5.787
- minimum	5.564	4.082	3.805	3.144	3.173	3.202	3.586	3.845
- average	5.950	4.596	4.083	3.959	4.273	4.830	4.976	4.606
- end of period	6.115	5.819	4.225	4.303	3.808	4.494	5.572	4.924
Number of outstanding shares (million)								
- at period end [1]	10,349.6	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2
- shares cum dividend		10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average [1]	10,339.7	6,730.3	6,303.6					
Dividend								
- total dividends (€ million)		2,276	1,282	1,080	995	724	649	648
- dividend per ordinary share		0.22	0.205	0.171	0.158	0.141	0.129	0.129
- dividend per savings share		0.235	0.220	0.186	0.173	0.156	0.137	0.137

1. The number of shares given for 2004, 2005 and 2006 first half is net of own shares (19.4 million for 2004 average and 87 million from end-2004 onwards)

EARNINGS RATIOS

	IAS/IFRS			ITALIAN GAAP						
	H1 2006	2005	2004	2004	2003	2002	2001	2000	1999
Shareholders' equity (€ million)	**34,771**	**35,203**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**
Group portion of net profit (€ million)	**3,043**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**
Net worth per share (€)	3.36	3.42	2.30	2.21	2.06	1.95	1.89	1.72	1.55
Price/ Book value	1.82	1.70	1.84	1.91	2.09	1.96	2.38	3.24	3.18
Earnings per share (€) [1]	0.59	0.37	0.33	0.34	0.31	0.29	0.28	0.28	0.26
Payout ratio (%)		92.1		60.2	55.1	55.2	49.8	46.5	50.3
Dividend yield on average price per ordinary share (%)		4.79		5.02	4.32	3.70	2.92	2.59	2.80

1. The H1 2006 figure is annualised.

EPS - EARNINGS PER SHARE (€)


0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.26
0.28
0.28
0.29
0.31
0.34
0.33
0.37
0.59
1999
2000
2001
2002
2003
2004
2004
2005
H1 2006*
ITALIAN GAAP
IAS/IFRS

* annualised.

(€ million)

CONSOLIDATED BALANCE SHEET	AMOUNTS AS AT		CHANGE	
	30.06.2006	31.12.2005	AMOUNT	PERCENT
Assets				
Cash and cash balances	3,264	3,459	-195	- 5.6%
Financial assets held for trading	174,574	172,287	2,287	+ 1.3%
Loans and receivables with banks	85,079	76,099	8,980	+ 11.8%
Loans and receivables with customers	430,148	426,553	3,595	+ 0.8%
Financial investments	66,447	65,796	651	+ 1.0%
Hedging instruments	3,431	4,919	-1,488	- 30.3%
Property, plant and equipment	8,777	7,973	804	+ 10.1%
Goodwill	8,840	9,202	-362	- 3.9%
Other intangible assets	2,572	2,633	-61	- 2.3%
Tax assets	6,286	6,592	-306	- 4.6%
Non-current assets and disposal groups classified as held for sale	6,053	3,309	2,744	+ 82.9%
Other assets	8,321	8,178	143	+ 1.7%
Total assets	**803,792**	**787,000**	**16,792**	**+ 2.1%**
Liabilities and shareholders' equity				
Deposits from banks	135,802	141,682	-5,880	- 4.2%
Deposits from customers and debt securities in issue	474,564	462,248	12,316	+ 2.7%
Financial liabilities held for trading	115,941	107,094	8,847	+ 8.3%
Financial liabilities designated at fair value	1,401	1,129	272	+ 24.1%
Hedging instruments	3,556	4,498	-942	- 20.9%
Provisions for risks and charges	6,778	6,607	171	+ 2.6%
Tax liabilities	5,125	5,925	-800	- 13.5%
Liabilities included in disposal groups classified as held for sale	4,346	1,887	2,459	+ 130.3%
Other liabilities	17,396	16,824	572	+ 3.4%
Minorities	4,112	3,903	209	+ 5.4%
Shareholders' equity:	34,771	35,203	-432	- 1.2%
- *Capital and reserves*	30,625	31,106	-481	- 1.5%
- *Available-for-sale assets fair value reserve and cash-flow hedging reserve*	1,103	1,627	-524	- 32.2%
- *Net profit*	3,043	2,470	573	+ 23.2%
Total liabilities and shareholders' equity	**803,792**	**787,000**	**16,792**	**+ 2.1%**

Please see Other Information in the Report on Operations for a reconciliation of the reclassified consolidated balance sheet as at 30 June 2006 and 31 December 2005 to the compulsory reporting schedules.

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	H1 2006	H1 2005 PRO-FORMA	CHANGE P&L	CHANGE PERCENT	H1 2005
Net interest	5,872	5,528	+ 344	+ 6.2%	2,586
Dividends and other income from equity investments	375	371	+ 4	+ 1.1%	142
Net interest income	**6,247**	**5,899**	**+ 348**	**+ 5.9%**	**2,728**
Net fees and commissions	4,242	3,568	+ 674	+ 18.9%	2,097
Net trading, hedging and fair value income	1,257	834	+ 423	+ 50.7%	535
Net other expenses/income	193	20	+ 173	n.s.	76
Net non-interest income	**5,692**	**4,422**	**+ 1,270**	**+ 28.7%**	**2,708**
TOTAL REVENUES	**11,939**	**10,321**	**+ 1,618**	**+ 15.7%**	**5,436**
Payroll costs	-3,898	-3,608	- 290	+ 8.0%	-1,809
Other administrative expenses	-2,180	-2,136	- 44	+ 2.1%	-1,013
Recovery of expenses	121	116	+ 5	+ 4.3%	115
Amortisation, depreciation and impairment losses on intangible and tangible assets	-572	-621	+ 49	- 7.9%	-217
Operating costs	**-6,529**	**-6,249**	**- 280**	**+ 4.5%**	**-2,924**
OPERATING PROFIT	**5,410**	**4,072**	**+ 1,338**	**+ 32.9%**	**2,512**
Provisions for risks and charges	-143	-75	- 68	+ 90.7%	-76
Integration costs	-52	-	- 52	-	-
Net write-downs of loans and provisions for guarantees and commitments	-1,112	-1,089	- 23	+ 2.1%	-421
Net income from investments	626	349	+ 277	+ 79.4%	230
PROFIT BEFORE TAX	**4,729**	**3,257**	**+ 1,472**	**+ 45.2%**	**2,245**
Income tax for the period	-1,310	-975	- 335	+ 34.4%	-707
NET PROFIT	**3,419**	**2,282**	**+ 1,137**	**+ 49.8%**	**1,538**
Profit (Loss) from non-current assets held for sale, after tax	39	6	+ 33	n.s.	-
PROFIT (LOSS) FOR THE PERIOD	**3,458**	**2,288**	**+ 1,170**	**+ 51.1%**	**1,538**
Minorities	-415	-236	- 179	+ 75.8%	-96
NET PROFIT ATTRIBUTABLE TO THE GROUP	**3,043**	**2,052**	**+ 991**	**+ 48.3%**	**1,442**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. The historical first half 2005 figures were similarly reclassified. Information on the methods applied to restate pro-forma data is provided in the introductory note to the First Half Report.
Please see Other Information in the Report on Operations for a reconciliation of the reclassified consolidated profit and loss account for H1 2006 and H1 2005 to the compulsory reporting schedules.

Profit and Loss Account – Quarterly Figures

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	2006		2005 PRO-FORMA			
	Q2	Q2	Q4	Q3	Q2	Q1
Net interest	2,927	2,945	2,833	2,858	2,791	2,737
Dividends and other income from equity investments	268	107	259	128	286	85
Net interest income	**3,195**	**3,052**	**3,092**	**2,986**	**3,077**	**2,822**
Net fees and commissions	2,109	2,133	1,959	1,908	1,809	1,759
Net trading, hedging and fair value income	564	693	264	432	230	604
Net other expenses/income	101	92	-213	39	17	3
Net non-interest income	**2,774**	**2,918**	**2,010**	**2,379**	**2,056**	**2,366**
TOTAL REVENUES	**5,969**	**5,970**	**5,102**	**5,365**	**5,133**	**5,188**
Payroll costs	-1,948	-1,950	-2,010	-1,834	-1,804	-1,804
Other administrative expenses	-1,057	-1,123	-1,068	-1,109	-1,093	-1,043
Recovery of expenses	66	55	60	60	62	54
Amortisation, depreciation and impairment losses on intangible and tangible assets	-285	-287	-337	-301	-309	-312
Operating costs	**-3,224**	**-3,305**	**-3,355**	**-3,184**	**-3,144**	**-3,105**
OPERATING PROFIT	**2,745**	**2,665**	**1,747**	**2,181**	**1,989**	**2,083**
Provisions for risks and charges	-79	-64	-139	-38	-4	-71
Integration costs	-52	-	-520	-60	-	-
Net write-downs of loans and provisions for guarantees and commitments	-549	-563	-683	-511	-578	-511
Net income from investments	449	177	228	107	66	283
PROFIT BEFORE TAX	**2,514**	**2,215**	**633**	**1,679**	**1,473**	**1,784**
Income tax for the period	-613	-697	-241	-485	-445	-530
NET PROFIT	**1,901**	**1,518**	**392**	**1,194**	**1,028**	**1,254**
Profit (Loss) from non-current assets held for sale, after tax	16	23	25	38	5	1
PROFIT (LOSS) FOR THE PERIOD	**1,917**	**1,541**	**417**	**1,232**	**1,033**	**1,255**
Minorities	-231	-184	-129	-189	-109	-127
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,686**	**1,357**	**288**	**1,043**	**924**	**1,128**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Q1 2006 HVB Group temporary staff costs (€14 million), formerly included in Other administrative expenses, have been reclassified into Payroll costs. Information on the methods applied to restate pro-forma data is provided in the introductory note to the First Half Report.

Profit and Loss by Sub-Group

(€ million)

MAIN PROFIT FIGURES[1]	PRE-COMBINATION UNICREDIT GROUP	HVB GROUP	*OF WHICH: BA-CA GROUP*	CONSOLIDATION ADJUSTMENTS[1]	CONSOLIDATED GROUP TOTAL
Net interest income					
First half 2006	**3,089**	**3,123**	**1,299**	**35**	**6,247**
First half 2005 pro-forma	*2,843*	*3,021*	*1,256*	*35*	*5,899*
Net non-interest income					
First half 2006	**2,950**	**2,743**	**1,153**	**-1**	**5,692**
First half 2005 pro-forma	*2,691*	*1,731*	*794*	*-*	*4,422*
TOTAL REVENUES					
First half 2006	**6,039**	**5,866**	**2,452**	**34**	**11,939**
First half 2005 pro-forma	*5,534*	*4,752*	*2,050*	*35*	*10,321*
Operating costs					
First half 2006	**-3,150**	**-3,343**	**-1,402**	**-36**	**-6,529**
First half 2005 pro-forma	*-2,974*	*-3,238*	*-1,284*	*-37*	*-6,249*
OPERATING PROFIT					
First half 2006	**2,889**	**2,523**	**1,050**	**-2**	**5,410**
First half 2005 pro-forma	*2,560*	*1,514*	*766*	*-2*	*4,072*
Adjustments, provisions and net income from investments					
First half 2006	**-463**	**154**	**505**	**-372**	**-681**
First half 2005 pro-forma	*-272*	*-543*	*-161*	*-*	*-815*
Income tax for the period					
First half 2006	**-806**	**-507**	**-164**	**3**	**-1,310**
First half 2005 pro-forma	*-707*	*-267*	*-116*	*-1*	*-975*
NET PROFIT					
First half 2006	**1,620**	**2,170**	**1,391**	**-371**	**3,419**
First half 2005 pro-forma	*1,581*	*704*	*489*	*-3*	*2,282*

1. This column includes the effects associated with "Purchase Price Allocation".

COST/INCOME RATIO (%)					
First half 2006	**52.2**	**57.0**	**57.2**	**n.s.**	**54.7**
First half 2005 pro-forma	*53.7*	*68.1*	*62.6*	*n.s.*	*60.5*

World Economy

ECONOMIC SCENARIO

The first six months of 2006 were characterised by some continuing factors and some positive new developments: the continuing factors were the solidity of the buoyant phase of the world economy, the associated continuing trend of rising interest rates on the part of many central banks, and also (and this is obviously less positive) the upward trend of raw material prices, particularly oil, fuelled both by strong demand and certain political factors. The positive new developments concerned the eurozone economy, which appears to have entered quite decisively into a phase of acceleration not based exclusively on external demand and thus joins the expansive phase of the world economy. The US is reaffirming its role on the global economic stage: in the first quarter of 2006, US GDP grew at an annualised rate of 5.6% over the previous quarter, with strong contributions from investment and private consumption, and this growth appears to have been further consolidated in the second quarter, although there was a certain slackening in its pace. The mentioned upward trend in raw material prices was seen in new increases in the oil price, which rose above $70 a barrel in April and again in June. The US rate of inflation consequently accelerated, rising to a year-on-year rate of 4.2%; core inflation (excluding energy) was 2.4% year on year. In its meeting at the end of June, the Fed increased interest rates once again, to 5.25% (from 4.25% at the start of the year). The ten-year benchmark rate rose from 4.4% at the end of 2005 to 5.10% in June. The signals from Japan remain positive: the country appears to have consolidated its economic recovery, with a definitive exit from its long deflationary phase (fall in consumer prices).

In the Eurozone, too, the recovery continued to show signs of further strengthening. In the first quarter of 2006, European GDP increased by 0.6% compared with the fourth quarter of 2005, doubling the growth recorded in Q3 2005 (0.3%), with a significant contribution from both investment and private consumption. In addition, the confidence indices of Eurozone manufacturing and service companies continued to rise, with particularly strong rises for German and Italian companies. In June, the IFO index of German business confidence reached its highest level since February 1991, while the Italian ISAE business confidence index has risen for 13 consecutive months and in June reached its highest level since December 2000. Manufacturing production from January to May grew by a yoy rate of 4.8% in Germany, 2% in Italy and around 1% in France. Despite significant recent emphasis on trade with Eastern Europe, the Austrian economy can only benefit from the current acceleration in the German manufacturing sector: business confidence has risen markedly, bolstered also by industrial production data, which from January to April grew at a rate of 7.1% year on year. Economic expansion in the Eurozone as a whole and in individual countries was also supported by a recovery in private consumption, in line with the steady rise in consumer confidence, which, while lagging some months behind the rise in business confidence, seems to be driving the general trend.

As a consequence of the increases in oil prices, inflation also rose in the Eurozone to a yoy rate of 2.5% in June. However, core inflation remains at a moderate level, only slightly higher than at the start of the year (1.5% yoy), with no worrying signs of inflationary pressures. Despite this fact, the European

Central Bank warned of risks of rising inflation, associated in the medium term with the acceleration seen in the money supply over the last few months, as well as in private sector borrowing, against a background trend of strengthening economic growth. It is therefore in this context that we must view the two rate increases made in March and June, which took the reference interest rates to 2.75%. The ten-year benchmark rate also rose, from 3.3% at the end of 2005 to 4.1% at the end of June.

During the first six months of 2006, economic performance in the countries of New Europe was fairly steady, despite a period of severe turbulence in the financial markets and the volatility of exchange rates caused by the sell-off of emerging economy risk on the part of international investors. Private consumption and investment, accelerating in some countries, represented the main driver for economic growth virtually everywhere, while exports played an important role in Poland, the Czech Republic and Croatia.

Inflationary pressures began to emerge almost everywhere over the last few months, with the sole exception of the Czech Republic and Poland, but even for those countries expectations of future inflation were revised upwards. This trend, together with the increased volatility of exchange rates, prompted many central banks in the region to adopt a more restrictive posture.

In Poland in particular, the Monetary Policy Council has kept rates unchanged at recent meetings, having cut them by a total of 50bp between January and February. This decision was prompted by the uncertain political situation, as well as stronger than anticipated economic growth and expectations of higher future inflation. A prudent "wait and see" attitude was also adopted by the Czech central bank, while inflationary risks were chiefly responsible for the 50bp rate increase applied by the Slovakian central bank in June, following on from a similar rise at the end of February.
In Turkey, on the other hand, there was a clear change in monetary policy. After the premature rate cut of 25bp in April, the strong rise in inflation – not in line with the quarterly target set by the central bank – and the sharp depreciation of the Turkish lira led to the decision by the central bank, at two separate meetings in June, to apply a total rate increase of 400bp.

In Croatia, monetary policy did not succeed in curbing the growth of bank lending and foreign debt, both of which remained at high levels, while in Romania the rate rise in June helped to support the domestic currency in a period of high volatility.

BANKING AND FINANCIAL MARKETS

Lending continued to grow during the first six months of 2006 in all the principal eurozone countries, including Germany. Banks' interest rates paused in their downward trend, although the impact on the lending/deposit rate spread was more evident in Italy than in Germany and Austria.

Growth in lending accelerated during the first six months of 2006 in all three of the countries considered. In Italy, total loans rose by 10.1% year on year in June (as against 8.8% yoy in December 2005), while in Austria the increase was 5.0% yoy (4.9% yoy in December '05). The situation for

the German credit market continues to be much weaker in comparison, partly for structural reasons, but in spite of this the recovery is also evident in Germany: total lending began to rise in 2006 (by approximately 1% yoy) after some three years of decline (it was down by 0.4% yoy in December '05). The growing demand for finance in the three countries was supported mainly by the corporate sector, which is benefiting from the consolidation of the current economic upturn. Demand for credit on the part of households, on the other hand, appears to be slowing somewhat, although its rate of growth remains higher than for businesses both in Italy (over 10%) and in Germany (around 2%), while it is declining slightly in Austria. There is also confirmation of a relative recovery of short-term loans, largely related to the production cycle, which is now set steadily on a path of positive growth, with signs of increase which in Austria over the last few months have even exceeded those for long-term loans.

Direct deposits also continue to enjoy decidedly high levels of buoyancy, chiefly concentrated on short-term deposits. In particular, in Austria and Germany in this phase of new market rate rises, private individuals' funds are being transferred from current accounts with very low interest rates to time deposits with maturities of up to 2 years offering a yield close to market rates. In Austria, time deposits rose in June by 23.9% yoy (as against 9.1% in December 2005), while growth in current accounts slowed to 9.7% (as against 12.2% in December 2005); in Germany over the same period, time deposits rose by 7.3% yoy (1.5% in December '05), while sight deposits saw an increase of 7.1% (10.8% in December 2005). In Italy, the prevalent form of bank deposits is current accounts, up by 6.9% yoy in June (based on data from the Italian Banking Association - ABI), while there is also confirmation of steady growth in bonds issued by banks, up by 9.8% in June (10.3% in December 2005).

During the second quarter, the financial markets almost cancelled the gains made in the first three months of the year. Over the first six months of 2006 the Morgan Stanley Capital Index Europe rose by 3.1% compared with December '05, while the Austrian stock market index (ATX) rose over the same period by 2.1%, the German index (DAX 30) by 5.1% and the Italian index (S&P Mib) by 2.1%. Similarly, the investment funds market, after an excellent start to the year, steadily lost momentum during the second quarter, with a more marked decline in Italy than in Austria and Germany: in Italy the stock of funds at the end of H1 2006 was 2.2% lower than at the start of the year (relative to January levels, since comparison with 2005 is not possible owing to the change in the Assogestioni recording procedure), while it is still on slightly firmer ground in Austria (up by 1.8% over December 2005) and Germany (up by 1.2%).

Group Results

In Q2 2006 the Group confirmed the excellent results achieved in Q1 in terms of operating profit and net profit: H1 2006 Group net profit was €3,043 million, an increase of 48.3% (43.6% excluding the exchange rate effect and on a comparable basis) over H1 2005. This result only partially benefited from the higher capital gains generated from the sale of equity investments, including €367 million from the sale of HVB Splitska banka (contribution to net profit: €332 million). Operating profit was €5,410 million – an increase of 32.9% (28.2% at constant exchange rates and on a comparable basis) over pro-forma H1 2005.

The HVB Group contributed very positively to the progress of Group results with net profit of €1,706 million (before consolidation adjustments), nearly triple the level reported for H1 2005, and operating profit of €2,523 million (up by 66.6%). This performance was primarily attributable to the sharp increase in net fees and commissions and net trading income, although the latter grew more slowly than the exceptional results seen in Q1.

Annualised ROE was 17.3%, as against 11.9% calculated for H1 2005 and 11.5% pro-forma for the full year 2005 (net of restructuring expenses). Excluding the gain on disposal of HVB Splitska banka, ROE was 15.5%.

OPERATING PROFIT

In Q2 2006 operating profit was about 3% higher than in Q1 (€2,745 million compared to €2,665 million for Q1) thanks to the stability of total revenues (about €5,970 million) and a reduction in operating costs (€3,224 million compared to €3,305 million for Q1) resulting in an increase of 38% over Q2 2005. This sharp increase, which amounted to an increase of 34.4% excluding exchange rate effects[1] and changes in the HVB Group's scope of consolidation, was once more due to robust growth in total revenues. Thus, as noted earlier, operating profit reached a level of €5,410 million representing a 32.9% increase over H1 2005 (up by 28.2% at constant exchange rates and on a comparable basis).

Total revenues stood at €11,939 million at the end of June and continued at growth rates of 15-16% on an annual basis (of which almost 4% was attributable to exchange rate effects and changes in the scope of consolidation) due to an increase in net interest income (€6,247 million, up by 5.9% and by 3.2% at constant exchange rates and on a comparable basis respectively) and non-interest income (€5,692 million, up by 28.7% and by 23.3% excluding exchange rate effects and on a comparable basis). This performance was again driven by the positive progress in lending activity and investment management and was also due to an increase in profits from trading. Revenue remained largely stable between Q1 and Q2 due to an increase in dividends and other income from equity investments included in net interest income, which offset a reduction in net trading income, affected by seasonal factors and unfavourable results in financial markets.

1. During the half year both the dollar and the zloty, the currency in which the balance sheet and profit and loss account figures of the Pekao and BPH Groups are denominated, depreciated against the euro by 7.2% and 4.8% respectively. On the other hand both currencies appreciated against the euro between the average for H1 2006 and the average for H1 2005, by 4.5% and 4.9% respectively.

(€ million)

OPERATING PROFIT

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
Net interest income	6,247	5,899	+ 5.9%	+ 3.2%	3,195	3,052	3,077	+ 3.8%	+ 1.9%
Net non-interest income	5,692	4,422	+ 28.7%	+ 23.3%	2,774	2,918	2,056	+ 34.9%	+ 29.7%
Total revenues	**11,939**	**10,321**	**+ 15.7%**	**+ 11.8%**	**5,969**	**5,970**	**5,133**	**+ 16.3%**	**+ 13.0%**
Operating costs	-6,529	-6,249	+ 4.5%	+ 1.0%	-3,224	-3,305	-3,144	+ 2.5%	- 0.5%
Operating Profit	**5,410**	**4,072**	**+ 32.9%**	**+ 28.2%**	**2,745**	**2,665**	**1,989**	**+ 38.0%**	**+ 34.4%**

1. Adjusted for first-time consolidation effects and exchange differences.

Cost/income	**54.7%**	**60.5%**			**54.0%**	**55.4%**	**61.3%**		

The increase in total revenues was only partly neutralised by a 4.5% increase in operating costs, which was only 1% at constant exchange rates and on a comparable basis, due in part to business growth and an increase in variable components. Thus, the cost/income ratio fell to 54.7% in H1 2006 from 60.5% in H1 2005.

Both the UniCredit Group ('pre-combination') and the HVB Group contributed positively to the rise in operating profit. Thanks to a marked improvement in the latter, the contribution of the two components to operating profit, as well as to total revenues and cost, was more balanced.

(€ million)

OPERATING PROFIT

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	2,889	2,560	+ 12.9%	+ 12.1%	1,551	1,338	1,315	+ 17.9%	+ 17.6%
HVB Group	2,523	1,514	+ 66.6%	+ 55.5%	1,195	1,328	675	+ 77.0%	+ 67.1%
of which: BA-CA Group	*1,050*	*766*	*+ 37.1%*	*+ 32.8%*	*528*	*522*	*415*	*+ 27.2%*	*+ 23.2%*
Consolidation adjustments	-2	-2	-	-	-1	-1	-1	-	-
Total	**5,410**	**4,072**	**+ 32.9%**	**+ 28.2%**	**2,745**	**2,665**	**1,989**	**+ 38.0%**	**+ 34.4%**

1. Adjusted for first-time consolidation effects and exchange differences.

The operating profit of the UniCredit Group 'pre-combination' rose substantially in Q2, both over Q1 by 17.9%, due to an improvement in all revenue and cost components, and over Q2 2005, by 17.6% at constant exchange rates. Thus, operating profit for H1 2006 stood at €2,889 million, a 12.9% increase (12.1% at constant exchange rates) over H1 2005, which was driven by continual growth

in net interest income and a sharp rise in fee income. The Divisions that made an especially positive contribution to these results were Private Banking and Asset Management (up by 42.8%), Retail (up by 21.4%) and New Europe (up by 12.1% and by 9.1% at constant exchange rates).

Although over two-thirds higher than Q2 2005, operating profit for the HVB Group for Q2 2006 slowed down from Q1; this was solely due to the reduction in trading profits from the exceptional levels achieved in Q1. At the end of H1 2006 the operating profit of the HVB Group totalled €2,523 million representing an increase of 66.6% (55.5% at constant exchange rates and on a comparable basis) over H1 2005. This too was due to a sharp rise in fee income and to a positive performance overall of financial markets business, which resulted in a marked increase in trading profits. The contribution of the BA-CA Group was also especially positive. It achieved operating profit of €1,050 million, an increase of 37.1% (32.8% at constant exchange rates and on a comparable basis) over H1 2005, also benefiting from a strong increase in trading profits as well as vigorous growth in business in the Central Eastern Europe Division.

Below we analyse the dynamics of the principal items of operating profit, briefly illustrating Group performance in its two component parts, 'pre-combination' UniCredit and the HVB Group. Comments on the results of individual business areas appear in the section on the operations and results of the Divisions.

NET INTEREST INCOME

The Q2 2006 performance of net interest income, which also benefited from the positive seasonality of dividends and other income from equity investments (€268 million excluding trading dividends, compared to €107 million in Q1 2006 and €286 million in Q2 2005), was on an upward trend over both Q1 and H1 2005, growing by 5.1% and by 1.9% respectively, on a comparable basis. The final figures for H1 2006 were €6,247 million representing a 5.9% increase (3.2% at constant exchange rates and on a comparable basis) over H1 2005, including dividends and other income on equity investments of €375 million, which was in line with H1 2005. Net interest income was on a positive trend for both the UniCredit Group 'pre-combination' (up by 8.7%), for which dividends were lower than the previous year, and for the HVB Group (up by 3.4%). The latter was the result of higher dividends from private equity business than in the previous year.

If only the interest component is considered, net interest income remained at nearly the same level as Q1 with an increase of about 5% yoy. This brought about an H1 2006 increase of 6.2% (3.4% at constant exchange rates and on a comparable basis) over H1 2005.

(€ million)

NET INTEREST	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED[1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED[1]
UniCredit excluding HVB Group	2,957	2,701	+ 9.5%	+ 8.9%	1,493	1,464	1,349	+ 10.7%	+ 10.6%
HVB Group	2,880	2,792	+ 3.2%	- 1.8%	1,416	1,464	1,424	- 0.6%	- 4.4%
of which: BA-CA Group	*1,202*	*1,130*	*+ 6.4%*	*+ 1.1%*	*603*	*599*	*576*	*+ 4.7%*	*- 0.5%*
Consolidation adjustments	35	35	-	-	18	17	18	-	-
Total	**5,872**	**5,528**	**+ 6.2%**	**+ 3.4%**	**2,927**	**2,945**	**2,791**	**+ 4.9%**	**+ 2.8%**

1. Adjusted for first-time consolidation effects and exchange differences.

The 'pre-combination' UniCredit Group's net interest rose at the same rate as that seen since the end of 2003 and was largely driven by an increase in volume despite conflicting signals on spreads, which showed improvements on deposits in particular. It was mainly the Retail Division (up by 11.7%) that contributed to the annualised H1 2006 increase of 9.5% (8.9% at constant exchange rates), accounting for about half of the increase, but the trend was positive in all Divisions (Corporate up by 7.2%; New Europe up by 5.9% at historic exchange rates and 3.3% at constant exchange rates). Growth of the HVB Group was largely attributable to expansion in the scope of consolidation. Excluding changes in the perimeter of consolidation and the exchange rate effect, net interest for H1 2006 remained just under the level of the corresponding period of the previous year (down by 1.8%) thanks to growth in the CEE countries, which all posted an increase over the corresponding period of the previous year and partly offset the impact of the strategic reduction in HVB business volume.

The strategic reduction in loans made by the HVB Group in the Real Estate segment and further reduction following the continuing acceleration of a risk-based pricing policy in Germany caused a slowing of the growth rate of consolidated customer loans compared both to end-December 2005 (up by 0.8%) and to end-June 2005 (up by 1.5%). Following the slowdown in Q1, growth in the UniCredit Group 'pre-combination' accelerated, especially in the Corporate and New Europe Divisions, which posted increases in the region of 5% for H1 2006 (up by 4.9% over end-December and by 11% over end-June 2005). This positive performance was driven by the three most important Divisions in lending, which recorded significant increases over end-December and over end-June 2005, respectively 7.1% and 14.1% for Retail, 12.6% and 25.1% at constant exchange rates for New Europe and 5.2% and 7.4% for Corporate. As for loan products, also in the first half of 2006 both mortgages and leases maintained a good growth rate. The BA-CA Group also reported a positive performance with an increase of 2.9% over the end of the previous period. Whilst very positive (up by 3.4%), the comparison with end-June 2005 was negatively affected by the inclusion of HVB Splitska banka loans, which were classified amongst assets held for sale only from end-December 2005.

(€ million)

LOANS TO CUSTOMERS AND DEPOSITS FROM CUSTOMERS	AMOUNTS AS AT				CHANGE OVER	
	30.06.2006	31.03.2006	31.12.2005	30.06.2005	31.12.2005	30.06.2005
Loans to customers	**430,148**	**424,310**	**426,553**	**423,584**	**+ 0.8%**	**+ 1.5%**
UniCredit excluding HVB Group	168,357	161,597	160,487	151,723	+ 4.9%	+ 11.0%
HVB Group	258,321	259,095	262,300	268,096	- 1.5%	- 3.6%
of which: BA-CA Group	*88,870*	*86,774*	*86,404*	*85,958*	*+ 2.9%*	*+ 3.4%*
Consolidation adjustments	3,470	3,618	3,766	3,765		
Deposits from customers and securities	**474,564**	**467,743**	**462,248**	**456,550**	**+ 2.7%**	**+ 3.9%**
UniCredit excluding HVB Group	187,020	180,180	178,142	170,732	+ 5.0%	+ 9.5%
HVB Group	284,850	284,866	280,886	282,138	+ 1.4%	+ 1.0%
of which: BA-CA Group	*96,715*	*92,560*	*89,965*	*86,071*	*+ 7.5%*	*+ 12.4%*
Consolidation adjustments	2,694	2,697	3,220	3,680		

Direct deposits totalled €474.6 billion, an increase of 2.7% over end-December and of 3.9% over end-June 2005; the trend in UniCredit 'pre-combination' and HVB Group was in line with that of lending. In H1 2006 customer deposits were up by 2.4% and debt securities in issue grew by 3% over end-December 2005, while the increase over end-June 2005 was concentrated in customer deposits, which grew by 7.2% yoy.

NET FEES AND COMMISSIONS

For Q2, net fees and commissions also remained at the high levels of Q1 with a 16.6% increase over the corresponding period of 2005 (up by 13.6% at constant exchange rates and on an equivalent basis). Thus, final figures for H1 2006 totalled €4,242 million with significant growth over H1 2005 (up by 18.9%), of which €2,363 million referred to the UniCredit Group not including HVB (up by 14.4%) and €1,880 million related to the HVB Group (up by 25.2%). The increase was especially noticeable even at constant exchange rates and on an equivalent basis (up by 15.9%).

(€ million)

NET FEES AND COMMISSIONS	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	2,363	2,066	+ 14.4%	+ 13.4%	1,193	1,170	1,054	+ 13.2%	+ 12.8%
HVB Group	1,880	1,502	+ 25.2%	+ 19.5%	917	963	754	+ 21.6%	+ 15.1%
of which: BA-CA Group	*870*	*667*	*+ 30.4%*	*+ 20.6%*	*455*	*415*	*335*	*+ 35.8%*	*+ 23.0%*
Consolidation adjustments	-1	-	-	-	-1	-	1	-	-
Total	**4,242**	**3,568**	**+ 18.9%**	**+ 15.9%**	**2,109**	**2,133**	**1,809**	**+ 16.6%**	**+ 13.6%**

1. Adjusted for first-time consolidation effects and exchange differences.

Within net fees and commissions of the Group, fees for management and administration services accounted for €2,184 million, a steep increase compared to H1 2005 (up by 27.9%).

(€ million)

NET FEES AND COMMISSIONS	H1		CHANGE	
	2006	2005	AMOUNT	PERCENT
Asset management, custody and administration:	2,184	1,708	+ 476	+ 27.9%
securities dealing and placement	*342*	*281*	*+ 61*	*+ 21.7%*
segregated accounts	*122*	*42*	*+ 80*	*+ 190.5%*
management of collective investment funds	*1,162*	*905*	*+ 257*	*+ 28.4%*
insurance products	*278*	*236*	*+ 42*	*+ 17.8%*
other securities	*280*	*244*	*+ 36*	*+ 14.8%*
Current accounts, loans and guarantees	919	888	+ 31	+ 3.5%
Collection and payment services	659	539	+ 120	+ 22.3%
Forex dealing	286	241	+ 45	+ 18.7%
Other services	194	192	+ 2	+ 1.0%
Total net fees and commissions	**4,242**	**3,568**	**+ 674**	**+ 18.9%**

All components of commissions for asset management and administration services rose, especially commissions from investment funds (€1,162 million, up 28.4%) tied to the increase in deposits and assets under management in the principal markets (Italy, Germany and Austria), commissions on segregated accounts (€122 million, up 190%), sustained by the launch of two highly customised lines in UniCredit, and commissions for the placement of insurance products (up 17.8%), which were also higher in "pre-combination" UniCredit.

Commissions on trades, placements and other securities services, totalling €622 million (up 18.5% over H1 2005), were instead especially supported by the activity of the Group HVB.
Commissions from other business sectors also grew by 10.6%, totalling €2,058 million. In particular, this item includes a marked increase in fees for collection and payment services (up 22.3%), in both "pre-combination" UniCredit and the HVB Group, and those related to currency trading (up 18.7%), in particular thanks to foreign exchange trading in HVB (up 22.3%).

Assets under the management of the Group's Asset Management companies totalled €236 billion, a 5.6% increase over the end of 2005 due in part to the acquisition of Vanderbilt in the US (over €10 billion). More specifically, Pioneer reported growth of 7.4% for the half year, with a marked increase in the International and US Divisions (up by 34% and 29.6% respectively), while the increase for the HVB Group was 1%.

OTHER COMPONENTS OF TOTAL REVENUES

Net profits from trading, hedging and fair value totalled €1,257 million at end-June 2006, an increase of 50.7% (43.2% at constant exchange rates and on a comparable basis) over H1 2005, due to the exceptional results achieved by the HVB Group, which more than compensated for the decline reported by UniCredit 'pre-combination'. The reduction between Q1 and Q2 was largely due to less favourable performance in financial markets, which in Q1 made it possible for the HVB Group to achieve exceptional results, in addition to seasonal factors connected with greater customer demand in the first quarter of each year. In fact, the results for Q2 were more than twice those of Q2 2005 during which, however, the HVB Group had reported significant losses related to the poor performance of the automotive sector.

(€ million)

NET TRADING, HEDGING AND FAIR VALUE INCOME

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	458	547	- 16.3%	- 16.7%	254	204	236	+ 7.6%	+ 6.4%
HVB Group	799	287	+ 178.4%	+ 157.1%	311	488	-6	n.s.	n.s.
of which: BA-CA Group	*260*	*129*	*+ 101.6%*	*+ 92.2%*	*94*	*166*	*45*	*+ 108.9%*	*+ 95.5%*
Consolidation adjustments	-	-	-	-	-1	+ 1	-	-	-
Total	**1,257**	**834**	**+ 50.7%**	**+ 43.2%**	**564**	**693**	**230**	**+ 145.2%**	**+ 136.5%**

1. Adjusted for first-time consolidation effects and exchange differences.

The results of the HVB Group, as well as those of the BA-CA Group, benefited from favourable conditions in capital markets, particularly in Q1, with an increase in all areas of business, recording significant growth both in equities and in interest-rate and currency contracts.

On the other hand, the decline of the UniCredit Group 'pre-combination' from H1 2005 (down by 16.3%) was mainly due to the reduction in sales of derivatives to corporate and institutional customers and the contribution of the New Europe Division, which was about €35 million lower.
The decrease in the fair value of the call option issued on Assicurazioni Generali stock was partly reduced at the end of June following the stock's decrease in Q2, reflecting higher volatility in that stock. Trading profits for the H1 2006 included a €15.4 million loss on that option, compared to a loss of €1.8 million for H1 2005, resulting from a €57 million decrease in Q1 and a €42 million increase in Q2. At the end of June, the accrued gain on the Generali stock, which was classified among available-for-sale assets, was €290 million and will be realised only when the stock is sold.

Other net income totalled €193 million, up by €173 million over H1 2005, of which €122 million referred to the HVB Group.

OPERATING COSTS

Q2 operating costs fell by about €80 million from Q1 2006, and were 0.5% lower than Q2 2005 costs at constant exchange rates and on a comparable basis. Operating costs amounted to €6,529 million for H1 2006, rising by 4.5% over H1 2005, but by a modest 1% net of foreign exchange effects and on a comparable basis. Within this item, UniCredit 'pre-combination' accounted for €3,150 million (up by 5.0% at constant exchange rates and on a comparable basis) while the HVB Group (€3,343 million) recorded a drop (down by 2.6% also on a comparable basis).

(€ million)

OPERATING COSTS

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED[1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED[1]
UniCredit excluding HVB Group	-3,150	-2,974	+ 5.9%	+ 5.1%	-1,564	-1,586	-1,497	+ 4.5%	+ 4.3%
HVB Group	-3,343	-3,238	+ 3.2%	- 2.6%	-1,642	-1,701	-1,628	+ 0.9%	- 4.8%
of which: BA-CA Group	*-1,402*	*-1,284*	*+ 9.2%*	*+ 0.7%*	*-703*	*-699*	*-641*	*+ 9.7%*	*- 0.2%*
Consolidation adjustments	- 36	- 37	-	-	-18	- 18	- 19	-	-
Total	**-6,529**	**-6,249**	**+ 4.5%**	**+ 1.0%**	**-3,224**	**-3,305**	**-3,144**	**+ 2.5%**	**- 0.5%**

1. Adjusted for first-time consolidation effects and exchange differences.

Payroll costs for H1 2006 (€3,898 million, up by 5.1% net of foreign exchange effects and on a comparable basis) recorded an increase that could be traced to both UniCredit 'pre-combination' (€1,911 million, up by 4.4% over H1 2005, at constant exchange rates and on a comparable basis) and to the HVB Group (€1,987 million, up by 5.8% also on a comparable basis) and was also due to a bonus system linked to the excellent business results. The increase in UniCredit 'pre-combination' was proportionately greater in the New Europe Division, given higher average inflation rates compared to the rest of the Group, where the increase was mainly attributable to the national collective bargaining contract and to the variable component, the effects of which more than compensated for the positive effects from staff reductions (down by 502 employees from H1 2005).

The increase in headcount since end-December 2005 was due to seasonal workers at the companies of the Zagrebacka Group operating in the holiday business (excluding seasonal workers there was a reduction of 714 at consolidated level and of 438 for UniCredit 'pre-combination' on end-December).

NUMBER OF EMPLOYEES [1]				CHANGE OVER	
	30.06.2006	31.12.2005 PRO-FORMA [2]	30.06.2005	31.12.2005	30.06.2005
Retail Banking	23,393	23,565	23,796	- 172	- 403
Corporate Banking	4,459	4,467	4,464	- 8	- 5
Investment Banking	644	679	704	- 35	- 60
Private Banking and Asset Management	3,456	3,443	3,392	+ 13	+ 64
New Europe	33,317	32,865	33,529	+ 452	- 212
Parent Company and other subsidiaries	7,149	7,052	7,035	+ 97	+ 114
Total (not including HVB)	**72,418**	**72,071**	**72,920**	**+ 347**	**- 502**
HVB Group	62,452	62,728	n.d.	- 276	n.d.
Total	**134,870**	**134,799**	**72,920**	**+ 71 [3]**	**- 502**

1. "Full time equivalent". Koç Group (including Yapi) is consolidated proportionally.
2. The pro-forma figure for the HVB Group takes into account companies first consolidated in first half 2006.
3. The increase is attributable to the presence of approximately 800 seasonal employees in the holiday sector. Excluding seasonal employees, there was a reduction of 714 resources.

Other operating costs were €2,631 million for the half year, down significantly, by 4.5% from H1 2005 at constant exchange rates and on a comparable basis, thanks to a marked reduction in the HVB Group (down by 13% at constant exchange rates and on a comparable basis), which was only partly offset by the growth reported in the 'pre-combination' UniCredit Group (up by 6.1% at constant exchange rates).

The cost-income ratio dropped by some 5.8% from 60.5% for H1 2005 to 54.7% in H1 2006. The reduction was mainly attributable to the strong recovery achieved by the HVB Group (from 68.1% to 57.0% over the twelve-month period), but also to an additional significant improvement posted by the 'pre-combination' UniCredit Group which fell from 53.7% to 52.2%.

NET PROFIT

The increase in operating profit over H1 2005 was widened by higher net income from investments which were only partly offset by increases in provisions and net write-downs of loans and integration costs of €52 million.

NET INCOME FROM INVESTMENTS

Net income from investments for H1 2006 totalled €626 million, of which €449 million was generated in Q2 and €177 million in Q1 compared to €349 million pro-forma in H1 2005.

Q2 profits benefited from gains from the sale of HVB Splitska banka to Société Générale, which was finalised by BA-CA on 30 June.

Q1 profits included €138 million generated by 'pre-combination' UniCredit; of these, €80 million came from the sale of our stakes in the 4 Cuneo savings banks, and €38 million from the contribution of the HVB Group, which was equal to the balance of profits actually generated (€99 million) and revaluations (€61 million) already posted to the balance sheet on first consolidation.

On the other hand, Q2 net gain was largely attributable to the HVB Group with a contribution of about €420 million, which was equal to profits generated of €729 million less adjustments for the higher amounts included in the consolidated balance sheet of UniCredit totalling €310 million.

The most significant amount included in this item was for the sale of Splitska, which generated net profits in HVB's consolidated profit and loss account of €669 million, which was adjusted in the amount of €302 million in the consolidated accounts of UniCredit taking into account the valuations performed at the time of the first consolidation (net capital gain: €367 million).

PROVISIONS FOR RISKS AND CHARGES AND INTEGRATION COSTS

At the end of June, provisions for risks and charges totalled €143 million as opposed to €75 million for H1 2005. Provisions included €93 million attributable to the 'pre-combination' UniCredit, about half of which was due to the Retail and Corporate Banking Divisions mainly to cover pending litigation and complaints, and €50 million to the HVB Group.

During H1 2006 integration costs of €52 million were also incurred linked to the combination with HVB. Of this amount, €24 million was for extraordinary amortisation of software and €28 million for other charges, particularly for consulting on integration projects.

NET WRITE-DOWNS OF LOANS AND QUALITY OF CUSTOMER LOANS

Q2 net write-downs of loans were down by about €15 million compared to Q1, and by about €30 million (or 5%) compared to Q2 2005. The total since the beginning of the year (€1,112 million) still reflected an increase of 2.1% over H1 2005, which, however, was largely attributable to changes in the scope of consolidation and exchange rate effects. This performance at consolidated level was the result of contrasting trends as between 'pre-combination' UniCredit, which posted an upward trend for Q2 and H1, and the HVB Group, which instead reported a decrease for all periods being compared.

Both components showed a significant improvement in Central Eastern European countries which benefited from a favourable environment, while in Italy the Retail and Corporate Banking Divisions both reported increases over 2005, and in Germany write-downs remained largely unchanged. In fact, the improvement of the HVB Group was entirely due to the BA-CA Group.

(€ million)

NET WRITE-DOWNS OF LOANS	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	-494	-441	+ 12.0%	+ 11.9%	-253	-241	-244	+ 3.7%	+ 4.5%
HVB Group	-618	-648	- 4.6%	- 6.9%	-296	-322	-334	- 11.4%	- 12.0%
of which: BA-CA Group	*-195*	*-230*	*- 15.2%*	*- 17.8%*	*-87*	*-108*	*-127*	*- 31.5%*	*- 30.4%*
Consolidation adjustments	-	-	-	-	-	-	-	-	-
Total	**-1,112**	**-1,089**	**+ 2.1%**	**+ 0.6%**	**-549**	**-563**	**-578**	**- 5.0%**	**- 5.0%**

1. Adjusted for first-time consolidation effects and exchange differences.

Improvements in credit quality continued from Q1 with a 5.0% reduction in the book value of total impaired loans compared to end-March, and a 7.9% reduction compared to end-December 2005.

The reduction in Q2 was achieved due to the finalisation of loan sales announced at the end of 2005 (about €1.7 billion in gross non-performing and doubtful loans in HVB's Real Estate Restructuring portfolio and about €900 million in 'pre-combination' UniCredit's non-performing loans in the Retail and Corporate Banking Divisions). This reduction was common to both "pre-combination" UniCredit Group (down by 8.6% since end-December), and to the HVB Group (down by 7.6%).

At the end of June 2006, impaired customer loans totalled €16,727 million in book value, representing 3.87% of total customer loans, a reduction from 4.26% at the end of December.

The book value amount is the result of a face value of €32,555 million, equal to 7.25% of total loans at face value (8.04% in December), and of write-downs of €15,828 million, with a coverage ratio of 48.6%. In addition to these adjustments were those for the performing loans totalling €1,768 million, equal to 0.42% of the corresponding gross loans (0.42% also at the end of the previous financial year).

The loan transfers finalised during Q2 and ordinary workout activities resulted in a reduction of over €3 billion in total non-performing and doubtful loans at face value since the beginning of the year.

As can be seen from the table, with the coverage ratio growing by 0.6%, this reduction resulted in a decline in non-performing and doubtful loans as a percentage of total loans at book value from 3.70% at the end of December to 3.29% at the end of June. The percentage of doubtful loans dropped from 2.10% to 1.73%, while the percentage of non-performing loans declined by a smaller amount (from 1.61% to 1.56%).

(€ million)

IMPAIRED LOANS TO CUSTOMERS (BY TYPE)	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 30.06.2006 [1]						
Face value	16,653	13,218	**29,871**	538	2,146	**32,555**
as a percentage of total loans	*3.71%*	*2.94%*	***6.65%***	*0.12%*	*0.48%*	***7.25%***
Write-downs	9,910	5,756	**15,666**	78	84	**15,828**
as a percentage of face value	*59.5%*	*43.5%*	***52.4%***	*14.5%*	*3.9%*	***48.6%***
Carrying value	6,743	7,462	**14,205**	460	2,062	**16,727**
as a percentage of total loans	*1.56%*	*1.73%*	***3.29%***	*0.11%*	*0.48%*	***3.87%***
As at 31.12.2005						
Face value	17,105	15,705	**32,810**	491	2,554	**35,855**
as a percentage of total loans	*3.84%*	*3.52%*	***7.36%***	*0.11%*	*0.57%*	***8.04%***
Write-downs	10,244	6,763	**17,007**	72	622	**17,701**
as a percentage of face value	*59.9%*	*43.1%*	***51.8%***	*14.7%*	*24.4%*	***49.4%***
Carrying value	6,861	8,942	**15,803**	419	1,932	**18,154**
as a percentage of total loans	*1.61%*	*2.10%*	***3.70%***	*0.10%*	*0.45%*	***4.26%***

1. Includes impaired loans on the books of HVB classified as assets held for sale.

Finally, the following table shows the reduction in impaired loans reported for the half year by "pre-combination" UniCredit by individual Divisions and for the HVB Group.

(€ million)

IMPAIRED LOANS TO CUSTOMERS - UNICREDIT (EXCL. HVB) BY DIVISION AND HVB GROUP	RETAIL	CORPORATE BANKING	NEW EUROPE	OTHER SUBSIDIARIES	TOTAL EXCL. HVB GROUP	HVB GROUP	CONSOLIDATED TOTAL
As at 30.06.2006 [1]							
Face value	4,114	2,777	3,384	106	10,381	22,174	**32,555**
as a percentage of total loans	*5.94%*	*3.65%*	*13.67%*	*0.67%*	*5.93%*	*8.19%*	***7.25%***
Write-downs	2,016	1,029	2,429	86	5,560	10,268	**15,828**
as a percentage of face value	*49.0%*	*37.1%*	*71.8%*	*81.1%*	*53.6%*	*46.3%*	***48.6%***
Carrying value	2,098	1,748	955	20	4,821	11,906	**16,727**
as a percentage of total loans	*3.13%*	*2.35%*	*4.34%*	*0.13%*	*2.86%*	*4.58%*	***3.87%***
As at 31.12.2005							
Face value	4,501	3,080	3,543	113	11,237	24,618	**35,855**
as a percentage of total loans	*6.92%*	*4.25%*	*14.99%*	*0.67%*	*6.71%*	*8.96%*	***8.04%***
Write-downs	2,166	1,179	2,522	95	5,962	11,739	**17,701**
as a percentage of face value	*48.1%*	*38.3%*	*71.2%*	*84.1%*	*53.1%*	*47.7%*	***49.4%***
Carrying value	2,335	1,901	1,021	18	5,275	12,879	**18,154**
as a percentage of total loans	*3.73%*	*2.68%*	*4.89%*	*0.11%*	*3.29%*	*4.91%*	***4.26%***

1. Includes impaired loans on the books of HVB classified as assets held for sale.

PROFIT BEFORE TAX

Profit before tax for H1 2006 totalled €4,729 million, an increase of 45.2% over H1 2005 almost entirely attributable to the HVB Group.

Income taxes for the period were €1,310 million, up by 34.4% over H1 2005 representing 27.7% of profit before tax. This was a reduction from the 30.6% reported for the full financial year 2005 due to higher (untaxed) capital gains on equity investments and a higher percentage of profits from HVB AG, whose tax position benefited from the use of tax loss carry-forwards. Net profit totalled €3,419 million (up by 49.8%).

NET PROFIT

Assets held for sale contributed to net earnings with gains of €39 million. Net profit for the period totalled €3,458 million (up by 51.1% over H1 2005 and up by 44.6% at constant exchange rates and on a comparable basis) with a significant increase in the proportion received from the HVB Group, and in particular from BA-CA, due in part to the capital gain realised from the sale of HVB Splitska banka.

(€ million)

NET PROFIT FOR THE PERIOD

	FIRST HALF		CHANGE		QUARTERLY FIGURES			CHANGE Q2 2006 OVER Q2 2005	
	2006	2005	ACTUAL	ADJUSTED [1]	Q2 2006	Q1 2006	Q2 2005	ACTUAL	ADJUSTED [1]
UniCredit excluding HVB Group	1,659	1,587	+ 4.5%	+ 3.5%	856	803	735	+ 16.5%	+ 15.6%
HVB Group	2,170	704	+ 208.2%	+ 189.3%	1,372	798	299	+ 358.9%	+ 338.1%
of which: BA-CA Group	*1,391*	*489*	*+ 184.5%*	*+ 177.5%*	*1,050*	*341*	*261*	*+ 302.3%*	*+ 292.5%*
Consolidation adjustments	- 371	- 3	-	-	- 311	- 60	- 1	-	-
Total	**3,458**	**2,288**	**+ 51.1%**	**+ 44.6%**	**1,917**	**1,541**	**1,033**	**+ 85.6%**	**+ 78.9%**

1. Adjusted for first-time consolidation effects and exchange differences.

Minorities totalled €415 million in H1 2006, compared to €236 million in H1 2005 pro-forma. The latter included the earnings of Yapi Kredi before acquisition (€49 million). Therefore, the actual increase was €228 million, €207 million of which was attributable to HVB group minorities, excluding the share of BA-CA held directly, and €22 million to Pekao minorities as well as other changes of small individual amounts.

Net profit attributable to the Group totalled €3,043 million, an increase of €991 million (or 48.3%) compared to H1 2005 pro forma, and an increase of €1,601 million over the profit actually generated in H1 2005 (€1,442 million) under IFRS.

Operations and Results of the UniCredit Group (excl. HVB) by Division

The table below shows the main profit figures of the UniCredit Group (excl. HVB) by Division, on the basis of the pre-combination scope of consolidation.

Please note that H1 2005 pro-forma figures are restated so as to reflect the effects:

- of the acquisition of the Yapi Group (according to the proportion of shares acquired in April)
- of the absorption, on 1 July 2005, of Banca dell'Umbria and Cassa Risparmio Carpi, which are included in the Retail Division, by UniCredito Italiano SpA, and of the transfer of the related business activities to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate.

(€ million)

MAIN PROFIT FIGURES	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	UNICREDIT GROUP (EXCL. HVB GROUP)
Net interest income								
First half 2006	**1,381**	**844**	**-43**	**67**	**764**	**84**	**-8**	**3,089**
First half 2005 pro-forma	*1,225*	*787*	*-23*	*56*	*714*	*82*	*2*	***2,843***
Net non-interest income								
First half 2006	**982**	**372**	**334**	**724**	**517**	**87**	**-66**	**2,950**
First half 2005 pro-forma	*950*	*363*	*415*	*573*	*449*	*86*	*-145*	***2,691***
TOTAL REVENUES								
First half 2006	**2,363**	**1,216**	**291**	**791**	**1,281**	**171**	**-74**	**6,039**
First half 2005 pro-forma	*2,175*	*1,150*	*392*	*629*	*1,163*	*168*	*-143*	***5,534***
Operating costs								
First half 2006	**-1,409**	**-380**	**-105**	**-407**	**-705**	**-163**	**19**	**-3,150**
First half 2005 pro-forma	*-1,389*	*-362*	*-114*	*-360*	*-649*	*-139*	*39*	***-2,974***
OPERATING PROFIT								
First half 2006	**954**	**836**	**186**	**384**	**576**	**8**	**-55**	**2,889**
First half 2005 pro-forma	*786*	*788*	*278*	*269*	*514*	*29*	*-104*	***2,560***
Adjustments, provisions and net income from investments								
First half 2006	**-255**	**-201**	**-2**	**-13**	**-70**	**89**	**-11**	**-463**
First half 2005 pro-forma	*-185*	*-217*	*-1*	*-7*	*-72*	*215*	*-5*	***-272***
Income tax for the period								
First half 2006	**-301**	**-257**	**-73**	**-92**	**-101**	**3**	**15**	**-806**
First half 2005 pro-forma	*-265*	*-241*	*-108*	*-64*	*-90*	*28*	*33*	***-707***
NET PROFIT								
First half 2006	**398**	**378**	**111**	**279**	**405**	**100**	**-51**	**1,620**
First half 2005 pro-forma	*336*	*330*	*169*	*198*	*352*	*272*	*-76*	***1,581***
Cost/income ratio (%)								
First half 2006	**59.6**	**31.3**	**36.1**	**51.5**	**55.0**	**n.s.**	**n.s.**	**52.2**
First half 2005 pro-forma	*63.9*	*31.5*	*29.1*	*57.2*	*55.8*	*n.s.*	*n.s.*	***53.7***

Note: UniCredit Divisional Profit and Loss Account (not including HVB), is made up of the P/L results of the Group companies in each Division, net of pertinent adjustments and infradivisional transactions. Other net income of the Parent Company and Other Subsidiaries, mainly represented by expenses claimed back from other Group companies, is deducted from operating costs.

Retail Division

The 'pre-combination' Retail Division comprises UniCredit Banca and the specialist banks; UniCredit Banca Clarima ("Clarima"), operating in consumer credit products and credit cards, UniCredit Banca per la Casa, active in residential mortgage lending and UniCredit Assicura, a company operating in insurance brokerage.

As at 30 June 2006, the Division's net profit totalled €398 million, which was €62 million (or 18.5%) higher than the profit for H1 2005, restated to reflect the changes in the scope of consolidation that occurred in H2 2005.

(€ million)

PROFIT AND LOSS ACCOUNT

RETAIL DIVISION	FIRST HALF 2006	FIRST HALF 2005	CHANGE PERCENT	PRO-FORMA QUARTERS Q2 '06	Q1 '06	Q2 '05	CHANGE OVER Q2 '05
Net interest income	1,381	1,225	+ 12.7%	709	672	618	+ 14.7%
Net fees and commissions	972	952	+ 2.1%	484	488	472	+ 2.5%
Other net income	10	-2	n.s.	7	3	-	n.s.
Total revenues	**2,363**	**2,175**	**+ 8.6%**	**1,200**	**1,163**	**1,090**	**+ 10.1%**
Payroll costs	-796	-790	+ 0.8%	-403	-393	-389	+ 3.6%
Other expenses, amortisation and depreciation	-613	-599	+ 2.3%	-311	-302	-305	+ 2.0%
Operating costs	**-1,409**	**-1,389**	**+ 1.4%**	**-714**	**-695**	**-694**	**+ 2.9%**
OPERATING PROFIT	**954**	**786**	**+ 21.4%**	**486**	**468**	**396**	**+ 22.7%**
Net write-downs on loans	-228	-162	+ 40.7%	-111	-117	-82	+ 35.4%
Provisions and other items	-27	-23	+ 17.4%	-10	-17	-13	- 23.1%
PROFIT BEFORE TAX	**699**	**601**	**+ 16.3%**	**365**	**334**	**301**	**+ 21.3%**
Income tax for the period	-301	-265	+ 13.6%	-150	-151	-135	+ 11.1%
NET PROFIT FOR THE PERIOD	**398**	**336**	**+ 18.5%**	**215**	**183**	**166**	**+ 29.5%**

PROFITABILITY RATIO

	2006	2005		Q2 '06	Q1 '06	Q2 '05	
Cost/Income	59.6%	63.9%		59.5%	59.8%	63.7%	

The Division's net interest income (including income from investments) totalled €1,381 million in H1 2006 (up by 12.7% over H1 2005) benefiting mainly from strong growth in business volume (customer loans grew by 14.1% over 30 June 2005) in addition to the increase in interest rates applied to liquidity (1-month EURIBOR averaged 2.64% in H1 2006 compared to 2.14% in H1 2005). H1 2006 net interest income also included a non-recurring component of €21 million for the recovery of overdue interest. Net of this amount, growth over H1 2005 would be 11%.

Subsidiaries made a positive contribution of €24 million to shareholders' equity during the half year, an increase of about €14 million over H1 2005.

Net interest (ie, the difference between interest income and expense) - excluding the effects of the gain noted above - rose by €24 million over Q1 2006 and by €68 million over Q2 2005 (from €612 million to €680 million, up by 11.1%). The sound growth in lending, which totalled about €67 billion as at 30 June 2006, was driven by the medium/long-term component: consumer credit grew by 24.7% yoy and residential mortgages rose by 18.4% over H1 2005. In H1 2006 customer loans included €5.3 billion in new mortgage loans (€4.5 billion in H1 2005) and personal loans of €966 million (€950 million in H1 2005). Direct deposits reached €79.7 billion (up by 11.3% over 30 June 2005), of which nearly €50 billion was in the form of customer deposits.

At the end of June 2006 net commission and other net income reached an total of €982 million (up by 3.4% over H1 2005). The figure of €491 million for Q2 remained at the level of Q1, but was €19 million higher than the Q2 2005 figure. This growth was largely attributable to the higher management fees of UniCredit Banca, which more than offset the decline in revenues resulting from the elimination of account closing fees, and was also due to other revenues.

The indirect deposits stock exceeded €111 billion at 30 June 2006 (up by 1.3% yoy) with diverging trends in the aggregates comprising this figure: deposits under administration of €53 billion were down slightly (by 0.7% yoy), while assets under management rose above €58 billion, an increase of 3.2%, despite the H1 market downturn (which caused a decline of 2.1% in UniCredit Banca's managed assets).

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNTS AS AT				CHANGE OVER	
RETAIL DIVISION	**30.06.2006**	**31.03.2006**	**31.12.2005**	**30.06.2005**	**31.12.2005**	**30.06.2005**
Loans and receivables with customers	**66,988**	**64,149**	**62,572**	**58,715**	**+ 7.1%**	**+ 14.1%**
Direct and Indirect Deposits	**191,109**	**192,231**	**190,533**	**181,557**	**+ 0.3%**	**+ 5.3%**
Direct deposits	79,667	78,717	77,954	71,547	+ 2.2%	+ 11.3%
Indirect deposits	111,442	113,514	112,579	110,010	- 1.0%	+ 1.3%
Under administration	*53,141*	*52,662*	*51,941*	*53,512*	*+ 2.3%*	*- 0.7%*
Under management	*58,301*	*60,852*	*60,638*	*56,498*	*- 3.9%*	*+ 3.2%*

In H1 2006 total revenues were €2,363 million, an increase of €188 million or 8.6% over 30 June 2005. Excluding the component relating to the recovery of overdue interest noted above, yoy growth would be €167 million or 7.7% and Q2 growth would be €1,179 million as against €1,090 in Q2 2005 and €1,163 million in Q1 2006.

H1 operating costs totalled €1,409 million compared to €1,389 million in H1 2005 (a rise of 1.4%) due to modest growth in payroll costs (of 0.8%) and other administrative expenses rising (2.3%).

Payroll costs of €796 million for H1 2006 (€403 million in Q2) posted modest growth (€6 million) over H1 2005. The downsizing of staff (a reduction of 403 employees since June 2005) mitigated the increases resulting from the renewal of the national collective labour contract and increases in provisions for the bonus system linked to the branch network's good performance.

Other administrative costs, amortisation and depreciation totalled €613 million in H1 2006 (€311 million in Q2), up by €14 million over H1 2005. Most of this rise was due to Clarima's costs in relation to the expansion of its credit card business.

The components described above generated an operating profit for the Division of €954 million as at 30 June 2006, up by 21.4% yoy.

As at 30 June 2006, provisions and net write-downs of loans totalled €255 million, of which €27 million was for allocations to provisions for risks and charges, primarily for lawsuits and claims.

Write-downs of loans for Q2 2006 were €111 million, which was in line with the previous quarter (Q1 write-downs were €117 million). The 40% increase over Q2 2005 was due to a strict policy of limiting static default positions, together with equally rigorous classification of problem loans.

The Division's net profit for H1 2006 was €398 million (up by 18.5% over H1 2005) after income tax of €301 million (the tax rate for the period was 43.1% compared to 44.1% at 30 June 2005).

The Division had 23,393 employees at 30 June 2006 (172 fewer than at 31 December 2005, and 403 fewer year-on-year). The distribution network has 2,603 branches, mainly belonging to UniCredit Banca. This was a reduction of 92 units from 30 June 2005 due to the rationalisation measures implemented in 2005.

Corporate Banking Division

Half-year results confirmed the excellent performance of the 'pre-combination' UniCredit Corporate Banking Division in 2006. The tightening of spreads and lower corporate demand for derivative products to hedge interest-rate and currency risk were offset by notable growth in loans accompanied by an offering of services with a high quality profile which boosted commission revenues on the one hand, and favoured cost reductions on the other due to increased customer use of online services.

(€ million)

PROFIT AND LOSS ACCOUNT

CORPORATE BANKING DIVISION	FIRST HALF 2006	FIRST HALF 2005	CHANGE PERCENT	PRO-FORMA QUARTERS Q2 '06	Q1 '06	Q2 '05	CHANGE OVER Q2 '05
Net interest income	844	787	+ 7.2%	431	413	387	+ 11.4%
Net trading, hedging and fair value income	65	75	- 13.3%	35	30	31	+ 12.9%
Commissions and other net income	307	288	+ 6.6%	153	154	165	- 7.3%
Total revenues	**1,216**	**1,150**	**+ 5.7%**	**619**	**597**	**583**	**+ 6.2%**
Payroll costs	-192	-193	- 0.5%	-99	-93	-98	+ 1.0%
Other expenses, amortisation and depreciation	-188	-169	+ 11.2%	-94	-94	-86	+ 9.3%
Operating costs	**-380**	**-362**	**+ 5.0%**	**-193**	**-187**	**-184**	**+ 4.9%**
OPERATING PROFIT	**836**	**788**	**+ 6.1%**	**426**	**410**	**399**	**+ 6.8%**
Net write-downs on loans	-209	-181	+ 15.5%	-122	-87	-107	+ 14.0%
Provisions and other items	8	-36	- 122.2%	5	3	-12	- 141.7%
PROFIT BEFORE TAX	**635**	**571**	**+ 11.2%**	**309**	**326**	**280**	**+ 10.4%**
Income tax for the period	-257	-241	+ 6.6%	-123	-134	-120	+ 2.5%
NET PROFIT FOR THE PERIOD	**378**	**330**	**+ 14.5%**	**186**	**192**	**160**	**+ 16.3%**

PROFITABILITY RATIO

Cost/Income	**31.3%**	**31.5%**		**31.2%**	**31.3%**	**31.6%**	

Corporate Banking Division total revenues were €1,216 million in H1 2006, up 5.7% compared with €1,150 million in H1 2005. Net interest income was €844 million, an increase of 7.2%, mainly due to the increase in deposits and loans reported by all Division companies. Net commission growth (up from €288 million to €307 million in 2006) was boosted mainly by corporate finance and foreign banking services provided by UniCredit Banca d'Impresa. In H1 2006 net trading profits fell 13.3% (from €75 million to €65 million) compared with H1 2005 due to a decline in derivative trading volumes in UniCredit Banca d'Impresa. Operating costs were up 5.0% from €362 million to €380 million yoy due to an 11.2% increase in other costs and amortisation charges following the expansion of the operating lease business. Payroll costs were virtually unchanged from H1

2005, down 0.5% from €193 million to €192 million. Full-time equivalent staff levels were also unchanged (4,459 employees). The cost/income ratio of 31.3% remains at an excellent level, improving by 20 basis points compared to H1 2005.

Operating profit grew 6.1% to €836 million compared to €788 million in H1 2005, thanks mainly to higher total revenues. Profit before tax reached €635 million, up 11.2% from €571 million in H1 2005, due to a decrease in provisions for risks and charges and to the sale of shares owned by UniCredit Banca d'Impresa. Consequently, in H1 2006 the Corporate Banking Division reported net profits of €378 million, up 14.5% from €330 million in June 2005.

UniCredit Banca d'Impresa total revenues grew 4.3% year-on-year thanks to a 5.1% increase in loans yoy, which offset the gradual tightening of spreads. Net trading profits including earnings from derivatives trading were €65 million, down 14.7% from H1 2005. Operating costs were €287 million, broadly in line with H1 2005, while the cost/income ratio (28.2%) grew by about 1% over H1 2005. The increase in net write-downs of loans (15.5% over H1 2005) was amply offset by the positive trend in provisions for risks and charges and by gains on the sale of equity holdings, amongst which a holding in Fiat sold following the exercise of a call option which enabled the bank to achieve a 14.1% improvement in net profits in H1 2006 compared to H1 2005.

Regarding the performance of our leasing business, Locat total revenues grew 10.8% to €147 million in H1 2006 over H1 2005, mainly thanks to higher revenues from services. Operating costs also increased, pushed by the growth in operating lease business volumes. Operating profit grew 7.3%, while net profit for the period was up 10.1% to €48 million from €44 million in H1 2005.

Total revenues for the period were up 3.7% to €619 million from €597 million in Q1 2006. Despite the increase in operating costs (from €187 million to €193 million), the cost/income ratio remained stable at an excellent level. Net profit for the Q2 was €186 million, marginally lower than in the first quarter (€192 million) mainly due to an increase in net write-downs of loans.

(€ million)

MAIN BALANCE SHEET ITEMS						
	AMOUNTS AS AT				CHANGE OVER	
CORPORATE BANKING DIVISION	30.06.2006	31.03.2006	31.12.2005	30.06.2005	31.12.2005	30.06.2005
Loans and receivables with customers	**74,510**	**71,225**	**70,822**	**69,403**	**+ 5.2%**	**+ 7.4%**
UniCredit Banca d'Impresa	61,464	58,963	58,402	58,484	+ 5.2%	+ 5.1%
Locat	11,836	11,055	10,904	9,739	+ 8.5%	+ 21.5%
UniCredit Factoring	1,543	1,577	1,929	1,490	- 20.0%	+ 3.6%
Other companies and infradivisional eliminations	-333	-370	-413	-310	n.s.	n.s.
Direct customer deposits	**29,197**	**28,552**	**27,128**	**23,507**	**+ 7.6%**	**+ 24.2%**
Deposits from customers	17,642	16,959	16,959	15,095	+ 4.0%	+ 16.9%
Securities in issue	11,555	11,593	10,169	8,412	+ 13.6%	+ 37.4%

Total customer loans by the Division were €74,510 million, up 7.4% from €69,403 million in H1 2005, boosted in particular by an increase of 5.1% in medium-long term loans by UniCredit Banca d'Impresa.

Locat loans to customers grew strongly to €11,836 million (ie, by 21.5%) in H1 2006. In particular, new Locat loans increased in volume by 28.0% against a 15.6% market average, reaching about €3,000 million.

In the breakdown by sector the strongest recorded growth was in property loans, which were up 34.7% (46.7% of total loans). The equipment business contributed to operating results with a 23.2% increase in equipment and machinery leases (23.7% of total loans), a 12.3% increase in motor vehicle leases (15.8% of total loans) and a 35.4% increase in aircraft and railway leases (13.9% of total loans).

Direct deposits grew by 24.2% year-on-year rising from €23,507 million to €29,197 million. This growth was driven by securities issued, which increased from €8,412 million to €11,555 million (ie, by 37.4%).

The Corporate Banking Division employed 4,459 full-time equivalent employees. There were no significant changes year-on-year, while the network grew by 6 branches to a total number of 248 at the end of H1 2006.

Investment Banking Division

Within 'pre-combination' UniCredit, the Investment Banking Division comprises UniCredit Banca Mobiliare (UBM) and TLX SpA. The Division closed H1 2006 with net profit of €111 million, €47 million of which relating to Q2.

(€ million)

PROFIT AND LOSS ACCOUNT

INVESTMENT BANKING DIVISION	FIRST HALF 2006	FIRST HALF 2005	CHANGE PERCENT	PRO-FORMA QUARTERS Q2 '06	Q1 '06	Q2 '05	CHANGE OVER Q2 '05
Net interest income	-43	-23	+ 87.0%	-32	-11	-8	+ 300.0%
Net trading, hedging and fair-value income	301	352	- 14.5%	145	156	164	- 11.6%
Commissions and other net income	33	63	- 47.6%	17	16	26	- 34.6%
Total revenues	**291**	**392**	**- 25.8%**	**130**	**161**	**182**	**- 28.6%**
Payroll costs	-58	-60	- 3.3%	-26	-32	-29	- 10.3%
Other expenses, amortisation and depreciation	-47	-54	- 13.0%	-25	-22	-28	- 10.7%
Operating costs	**-105**	**-114**	**- 7.9%**	**-51**	**-54**	**-57**	**- 10.5%**
OPERATING PROFIT	**186**	**278**	**- 33.1%**	**79**	**107**	**125**	**- 36.8%**
Write-downs and provisions	-2	- 1	+ 100.0%	-1	-1	- 1	--
PROFIT BEFORE TAX	**184**	**277**	**- 33.6%**	**78**	**106**	**124**	**- 37.1%**
Income tax for the period	-73	-108	- 32.4%	-31	-42	-48	- 35.4%
NET PROFIT FOR THE PERIOD	**111**	**169**	**- 34.3%**	**47**	**64**	**76**	**- 38.2%**

PROFITABILITY RATIO

	2006	2005		Q2 '06	Q1 '06	Q2 '05	
Cost/Income	**36.1%**	**29.1%**		**39.2%**	**33.5%**	**31.3%**	

The trend in revenue by business area is shown in the table below, which gives UBM's total revenues and adds the contribution of subsidiary companies and certain minor reclassifications to arrive at the total for the Division.

UBM's H1 revenues amounted to €289.2 million, down 24.4% from H1 2005. Total revenues for Q2 2006 amounted to €128.9 million, a fall of 27.5% from Q2 2005.

(€ million)

UBM - TOTAL REVENUES BY BUSINESS AREA	FIRST HALF			Q2		
	2006	2005	CHANGE PERCENT	2006	2005	CHANGE PERCENT
TRADING	**148.6**	**158.6**	**-6.3%**	**68.1**	**75.4**	**-9.7%**
Fixed Income Trading Area	19.6	28.5	-31.2%	9.8	11.5	-14.8%
IRD, FX & Commodity Trading Area	58.2	73.7	-21.0%	24.9	31.1	-19.9%
Equity Trading Area	70.8	56.4	+ 25.5%	33.4	32.8	+ 1.8%
SALES	**91.3**	**141.5**	**-35.5%**	**34.7**	**60.9**	**-43.0%**
Sales & Structuring Area	78.4	127.6	-38.6%	28.5	53.2	-46.4%
Equity Area	12.9	13.9	- 7.2%	6.2	7.7	- 19.5%
INVESTMENT BANKING	**49.3**	**82.4**	**-40.2%**	**26.1**	**41.6**	**-37.3%**
Structured Finance & Syndication Area	18.7	40.9	-54.3%	10.7	21.0	-49.0%
Capital Markets	11.5	24.0	-52.1%	6.4	8.8	-27.3%
M&A	3.5	1.8	+ 94.4%	1.5	1.1	+ 36.4%
Corporate Financial Risk Management	6.7	5.1	+ 31.4%	3.2	2.8	+ 14.3%
P.A. & F.I. Origination	6.5	10.6	- 38.7%	2.4	7.9	- 69.6%
ABS	2.4	-	n.s.	1.9	-	n.s.
UBM TOTAL REVENUES	**289.2**	**382.5**	**-24.4%**	**128.9**	**177.9**	**-27.5%**
Contribution of subsidiaries and reclassification effects	1.8	9.5		1.1	-16.9	
TOTAL REVENUES	**291.0**	**392.0**	**-25.8%**	**130.0**	**161.0**	**-19.3%**

The Trading Department's revenues were €68.1 million in Q2 and €148.6 million in H1, falls of 9.7% and 6.3% respectively from Q2 and H1 2005. Q2 was marked by the same main drivers that had characterised Q1: generally, given a reduction of business with corporate and institutional clients and product diversification for retail customers, the Department shifted its focus to improve its positioning in the market. The result in the Equity Area bucked the trend with an H1 increase of 25.5% yoy, benefiting from low volatility and a low and declining correlation, despite the rapid market correction of equities in May. Structured bonds continued to be placed successfully by the Group's network, but the institutional market was still very competitive.

In Q2 the Sales Department returned revenue of €34.7 million, down 43.0% from Q2 2005. H1 revenues amounted to €91.3 million, down 35.5% from H1 2005. More specifically, in Sales and Structuring the sale of derivative products to the corporate clients of UniCredit Banca d'Impresa ("UBI") by CorporateLab generated total revenues of €34.7 million in H1, in a market characterised by a significant decline. The reduction of sales margins in the second quarter was to a certain extent caused by UBI's introduction of new operational limits by type of customer in advance of implementation of European Community Directive EC/39/2004, which is currently being transposed in Italy. The Financial Institution Sales unit's sales of derivative products generated revenues of €29.7 million, down compared with the previous year. The result was affected by the uncertainties

deriving from the new Investor Protection legislation (which determined a general decline in the demand for loan hedging products and insurance policies by financial market operators) and a drop in the demand for derivative instruments to increase returns, due to the effects of a market scenario characterised by rising yields, compared to the lows reached in 2005. In the TradingLab unit structuring investment products for the retail distribution network generated revenues of about €10 million, down from 2005 due to the combined effect of a different annual schedule for placement transactions and falling structuring margins due to the growing preference of customers for simpler products. The Equity Area had total revenues of €13 million in H1, in line with H1 2005.

In H1 2006 revenues from Investment Banking amounted to €49.3 million, down 40.2% from H1 2005. In addition, business activities experienced a sharp drop in Q2 compared to Q2 2005 (revenues of €26.1 million, down 37.3%), attributable to the decrease of corporate finance transactions on the Italian market. Furthermore, during Q2 equity markets were particularly weak, which led several companies to postpone their IPOs, which impacted Q2 results. Significant M&A transactions during Q2 included the acquisition of the German group LOI by a consortium comprising Techint and SMS Demag, in which UBM acted as financial adviser and arranger of the relevant financing. UBM also acted as adviser to AMGA Genova in the merger worth €890 million with AEM Torino. UBM acted as Mandated Lead Arranger in the refinancing of Safilo (€400m) and Tamerice (Rinascente/Upim) (€990m) and in arranging €344 million financial backing of ERG for its 100% takeover bid of Enertad. In capital markets UBM was sole bookrunner in the €80 million Ducati share issue and participated as joint lead manager in the €2,007 million SARAS IPO.

The Division's cost-income ratio increased to 36.1% as against 29.1% in H1 2005, principally owing to lower revenue. Operating costs amounted to €105 million, down by €9m or 7.9% from H1 2005. There were similar changes in yoy Q2 figures.

At 30 June 2006 FTE headcount was 644, 60 fewer than the 30 June 2005 figure.

Private Banking and Asset Management Division

Financial assets managed and administered by UniCredit's Private Banking and Asset Management Division (not including HVB) at 30 June 2006 were over €222 billion, including over €10 billion arising from the purchase of Vanderbilt Capital Advisors by Pioneer US (finalised at the end of April). Year-to-date the increase was 6.6% and year-on-year 17.3%.

The year-to-date increase in managed and administered assets is attributable to the positive impact of greater inflows at all Division companies and of Pioneer's acquisitions, which together managed to offset the adverse market performance in the second quarter.

(€ million)

KEY FIGURES

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	AS AT 30.06.2006	31.03.2006	31.12.2005	30.06.2005	CHANGE OVER 31.12.2005	30.06.2005
TOTAL DIRECT AND INDIRECT DEPOSITS	**222,300**	**216,100**	**208,500**	**189,500**	**+ 6.6%**	**+ 17.3%**
UNICREDIT PRIVATE BANKING						
Clients' total assets under administration [1]	55,002	55,743	54,269	49,976	+ 1.4%	+ 10.1%
No. Of Client Managers	607	604	593	575	+ 14	+ 32
Clients' total assets per Client Manager	90.6	92.3	91.5	86.9	- 1.0%	+ 4.3%
UNICREDIT XELION BANCA						
Clients' total assets under administration [2]	15,266	15,214	14,797	13,402	+ 3.2%	+ 13.9%
No. of Financial Studios [3]	111	108	114	112	- 3	- 1
No. of Financial Consultants	1,957	1,956	1,967	1,964	- 10	- 7
Clients' total assets per Financial Consultant	7.8	7.8	7.5	6.8	+ 4.0%	+ 14.7%
PIONEER INVESTMENTS						
Assets under management	170,341	164,198	158,553	142,359	+ 7.4%	+ 19.7%
- *Italy*	106,290	109,546	108,241	100,136	- 1.8%	+ 6.1%
- *United States*	42,748	33,088	32,981	27,827	+ 29.6%	+ 53.6%
- *Other International markets*	15,355	15,439	11,449	9,527	+ 34.1%	+ 61.2%
- *New Markets*	5,948	6,125	5,882	4,869	+ 1.1%	+ 22.2%

1. The 30 June 2005 figure was restated to take account of the integration of the private banking business of Banca dell'Umbria and Cassa di Risparmio Carpi. In addition the Private Banking Division figure for 2005 and 2006 has been pro-forma'd to take account of the upcoming sale of Banque Monégasque de Gestion (in June the assets were reclassified as assets held for sale).
2. Assoreti figures. Please note that since 2006 the accounting method has changed.
3. These are street-level premises with high-impact furnishing and layout. At the end of June 2006 there were also 242 financial consultants' offices on higher floors.

In detail:

- Pioneer recorded net funds inflows of approx. €2.5 billion, of which €1.6 billion in the U.S. (mostly attributable to Vanderbilt) and €1.1 billion from International business (mainly Spain and Germany). The company retained its position as second major asset manager on the Italian mutual funds

market with a market share of 15.17% (calculated using the new Assogestioni accounting method in force from 2006, which includes foreign law funds).

- Despite the adverse market conditions, UniCredit Private Banking's net assets under management grew by €971 million, boosted mainly by higher demand for segregated accounts (net inflows of €1,404 million against €299 million last year). Consequently, assets under management increased from 47.4% of total assets at the end of 2005 to 47.8% year-to-date (net of extraordinary transactions); in particular segregated accounts grew from 21.8% to 23.5% of the total. Total net inflows for the period were €1.2 billion.
- Xelion reported total net inflows of €1.1 billion, €600 million of which under management, representing a growth of 39% over 2005 and thereby confirming its leadership position in the sector (source: Assoreti data).

Composition of the mix of the Division's financial investments continues to improve, with assets under management now representing about 81% of total assets (from 79.6% in December 2005).

With regard to income, the Division's net profit grew to €279 million in H1 2006 (up by 41%, or €81 million over H1 2005) boosted mainly by good revenue streams; second quarter net profit also saw a 38% year-on-year increase of €39 million over Q2 2005, reaching €142 million. Operating profit also rose significantly in H1 2006 reaching €384 million (up by 42.8% or €115 million over H1 2005).

The main components are broken down below.

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	FIRST HALF 2006	FIRST HALF 2005	CHANGE PERCENT	PRO-FORMA QUARTERS Q2 '06	PRO-FORMA QUARTERS Q1 '06	PRO-FORMA QUARTERS Q2 '05	CHANGE OVER Q2 '05
Net interest income	67	56	+ 19.6%	34	33	28	+ 21.4%
Net fees and commissions	726	570	+ 27.4%	359	367	290	+ 23.8%
Other net income	-2	3	- 166.7%	-6	4	4	- 250.0%
Total revenues	**791**	**629**	**+ 25.8%**	**387**	**404**	**322**	**+ 20.2%**
Payroll costs	-233	-192	+ 21.4%	-113	-120	-96	+ 17.7%
Other expenses, amortisation and depreciation	-174	-168	+ 3.6%	-79	-95	-85	- 7.1%
Operating costs	**-407**	**-360**	**+ 13.1%**	**-192**	**-215**	**-181**	**+ 6.1%**
OPERATING PROFIT	**384**	**269**	**+ 42.8%**	**195**	**189**	**141**	**+ 38.3%**
Write-downs and provisions	-13	-7	+ 85.7%	-7	-6	-6	+ 16.7%
PROFIT BEFORE TAX	**371**	**262**	**+ 41.6%**	**188**	**183**	**135**	**+ 39.3%**
Income tax for the period	-92	-64	+ 43.8%	-46	-46	-32	+ 43.8%
NET PROFIT FOR THE PERIOD	**279**	**198**	**+ 40.9%**	**142**	**137**	**103**	**+ 37.9%**

PROFITABILITY RATIO

Cost/Income	**51.5%**	**57.2%**		**49.6%**	**53.2%**	**56.2%**	

Total revenues grew 25.8% to €791 million, showing a year-on-year increase of €162 million attributable to higher net commissions, which were up €156 million (or 27.4%) to €726 million over H1 2005. This growth can be attributed to asset management products which generated:

- higher management fees (up by 26% to €124 million) for all Division companies due to an approx. €34 billion (or 19%) increase in average assets under management and an improvement of the mix of products with higher added value (average profitability grew from 61.8bp to 63.8bp year-on-year);
- a highly positive result from Pioneer performance fees, which grew to €35 million during the first six months of the year from €14 million in the same period in 2005;
- a significant improvement (of 39% or €16 million) in up-front fees in Asset Gathering thanks to increased sales of segregated accounts (FocusInvest and Investment Program) and insurance products.

Higher revenues pushed up costs but operating efficiency also improved: the Division's cost/income ratio fell to 51.5% from 57.2% in the corresponding period in 2005 (down 570bp).

Operating costs amounted to €407 million, including depreciation of €10.5 million, an increase of 13% over H1 2005 (up by 11.7% at constant exchange rates).

This increase is attributable primarily to personnel costs, up 21.4% due to:

- higher benefits costs (+29%), in particular Pioneer's stock options schemes (up by approximately €11 million) which are linked to the performance of the business;
- the increase in Pioneer's fixed salary component (up by 10.8%) due to international business development strategies and diversification of the same, particularly in the "investment" segment.

Other administrative expenses showed only a marginal increase of 3.6% despite the increase in Pioneer's international business costs due to the launch of a number of new projects and, to a lesser degree, to higher amortisation charges on US fixed-term fund management agreements.

New Europe Division

In Q2 2006 UniCredit's 'pre-combination' New Europe Division posted net profit for the period of €201 million representing an increase of 14% at constant exchange rates (14.9% at historical exchange rates) over Q2 2005. H1 2006 net profit totalled €405 million (up by 11.9% at constant exchange rates and by 15.1% at historical exchange rates over H1 2005).

(€ million)

PROFIT AND LOSS ACCOUNT

NEW EUROPE DIVISION	FIRST HALF 2006	FIRST HALF 2005 PRO-FORMA	CHANGE ACTUAL	CHANGE AT CONSTANT EXCH. RATES	PRO-FORMA QUARTERS Q2 '06	PRO-FORMA QUARTERS Q1 '06	PRO-FORMA QUARTERS Q2 '05	CHANGE Q2 '06 OVER Q2 '05 ACTUAL	CHANGE Q2 '06 OVER Q2 '05 AT CONSTANT EXCH. RATES
Net interest income	764	714	+ 7.0%	+ 4.4%	379	385	364	+ 4.1%	+ 4.2%
Net trading, hedging and fair value income	58	94	- 38.3%	- 40.9%	33	25	45	- 26.7%	- 31.1%
Commissions and other net income	459	355	+ 29.3%	+ 25.6%	231	228	183	+ 26.2%	+ 25.7%
TOTAL REVENUES	**1,281**	**1,163**	**+ 10.1%**	**+ 7.2%**	**643**	**638**	**592**	**+ 8.6%**	**+ 8.1%**
Payroll costs	-346	-318	+ 8.8%	+ 5.5%	-170	-176	-163	+ 4.3%	+ 3.8%
Other expenses, amortisation and depreciation	-359	-331	+ 8.5%	+ 5.9%	-181	-178	-170	+ 6.5%	+ 6.6%
Operating costs	**-705**	**-649**	**+ 8.6%**	**+ 5.7%**	**-351**	**-354**	**-333**	**+ 5.4%**	**+ 5.2%**
OPERATING PROFIT	**576**	**514**	**+ 12.1%**	**+ 9.1%**	**292**	**284**	**259**	**+ 12.7%**	**+ 11.8%**
Net write-downs of loans	-60	-90	- 33.3%	- 36.4%	-25	-35	-52	- 51.9%	- 53.8%
Net income from investments	25	25	-	- 4.2%	11	14	12	- 8.3%	- 8.3%
Provisions for risks and charges and other items	-35	-7	..	..	-29	-6	-3	..	..
PROFIT BEFORE TAX	**506**	**442**	**+ 14.5%**	**+ 11.3%**	**249**	**257**	**216**	**+ 15.3%**	**+ 14.2%**
Income tax for the period	-101	-90	+ 12.2%	+ 9.1%	-48	-53	-41	+ 17.1%	+ 14.6%
NET PROFIT FOR THE PERIOD	**405**	**352**	**+ 15.1%**	**+ 11.9%**	**201**	**204**	**175**	**+ 14.9%**	**+ 14.0%**

PROFITABILITY RATIO

	2006	2005 PRO-FORMA			Q2 '06	Q1 '06	Q2 '05		
Cost/Income	**55.0%**	**55.8%**			**54.6%**	**55.5%**	**56.3%**		

The Division's results were driven by total revenues, which totalled €643 million in Q2 2006 representing an increase of 8.1% at constant exchange rates over Q2 2005. H1 total revenues reached €1,281 million, an increase of 7.2% at constant exchange rates over H1 2005. These increases were due to:

- Net interest income, which rose by 4.2% yoy in Q2 2006 and by 4.4% yoy in H1 2006 at constant exchange rates. This was primarily due to excellent growth in loan volume (loans to customers were up by 25.1% at constant exchange rates) and in deposits (direct deposits including customer deposits and securities in issue were up by 16.3%) in all the Division's banks.

- Excellent performance in the area of fees and other net income which rose by 25% at constant exchange rates over the corresponding period, in both Q2 and H1: This was mainly due to the banks' effective sales policies.
- A reduction in net trading, hedging and fair value income which in Q2 2005 dropped by 31.1% at constant exchange rates year-on-year and by 40.9% in H1 2006. Over one third of this decrease was offset by a corresponding increase in net interest income, while the remainder was primarily due to significant exchange gains generated in the corresponding period of the previous year.

Operating costs rose by 5.2% yoy in Q2 and by 5.7% in H1 2006 at constant exchange rates.

More specifically, and again yoy and at constant exchange rates, other expenses, depreciation and amortisation rose by 6.6% in Q2 and by 5.9% for H1 2006 while payroll costs were up by 3.8% in Q2 and by 5.5% in H1 2006 due primarily to salary adjustments between Koç and Yapi banks being merged in Turkey.

In terms of efficiency, the cost/income ratio was 55.0% in H1 2006 an improvement over H1 2005 (55.8%).

Operating profit for the entire Division was €292 million in Q2 representing an increase of 11.8% at constant exchange rates and 12.7% at historical exchange rates over Q2 2005. Operating profit totalled €576 million for H1 2006 (up by 9.1% at constant exchange rates and by 12.1% at historical exchange rates over H1 2005).

Sound credit risk controls and effective loan recovery measures translated into a 53.8% reduction in net write-downs of loans in Q2 and a reduction of 36.4% for H1 2006 from H1 2005, with continual improvements in loan quality.

The Division's positive performance was driven by all the Division's major banks, and in particular:

- Pekao Bank reported a 21% increase in net profit for the period at constant exchange rates over H1 2005. This increase was mainly driven by total revenues, stable operating costs and declining write-downs of loans.
- Zagrebacka Banka reported a 35% increase in net profit for the period at constant exchange rates over H1 2005. The increase was primarily due to lower write-downs of loans and slightly higher total revenues and operating costs.
- Finally, Koç Financial Services, the 50-50 joint venture with the Koç Industrial Group, reported a slight increase in net profit for the period (up by 2% at constant exchange rates over the previous year) despite the unfavourable macroeconomic environment during Q2 and higher expenses associated with the integration project.

BALANCE SHEET FIGURES AND ASSET QUALITY

As at 30 June 2006 the Division's loans to customers totalled €22,030 million representing an increase of 25.1% at constant exchange rates 30 June 2005. This was due to a major sales effort in all the Division's banks.

Direct deposits totalled €30,504 million, a 16.3% improvement over 30 June 2005, and primarily at major banks. Assets under management also grew, not least as a result of a net inflow in funds.

The contribution to growth came from all of the banks in the Group, but in particular from the Koç Financial Services Group (loans to customers and direct deposits rose by 60% and 48% respectively over June 2005 at constant exchange rates) and from the Zagrebacka group (loans to customers and direct deposits rose by 19% and 10.7% respectively over June 2005). The Pekao Group also reported an excellent performance (loans to customers and direct deposits rose by 8.8% and 8.5% respectively over June 2005).

The loan to deposit ratio stood at 72%, representing an increase over 30 June 2005 (67%).

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNTS AS AT				CHANGE OVER 31.12.2005		CHANGE OVER 30.06.2005 PRO-FORMA	
NEW EUROPE DIVISION	30.06.2006	31.03.2006	31.12.2005	30.06.2005 PRO-FORMA	ACTUAL	AT CONSTANT EXCH. RATES	ACTUAL	AT CONSTANT EXCH. RATES
Loans and receivables with customers	**22,030**	**21,035**	**20,875**	**18,401**	**+ 5.5%**	**+ 12.6%**	**+ 19.7%**	**+ 25.1%**
- Pekao Group	7,370	7,419	7,507	6,799	- 1.8%	+ 3.1%	+ 8.4%	+ 8.8%
- Zagrebaçka Banka Group	6,099	5,714	5,505	5,087	+ 10.8%	+ 9.0%	+ 19.9%	+ 18.9%
- Koç Finansal Hizmetler Group	5,176	4,724	4,881	3,974	+ 6.0%	+ 32.7%	+ 30.2%	+ 60.6%
- Other companies [1]	3,385	3,178	2,982	2,541	+ 13.5%	+ 12.8%	+ 33.2%	+ 31.1%
Deposits from customers and securities in issue	**30,504**	**29,169**	**29,577**	**27,313**	**+ 3.1%**	**+ 9.9%**	**+ 11.7%**	**+ 16.3%**
- Pekao Group	12,291	12,292	12,129	11,375	+ 1.3%	+ 6.4%	+ 8.1%	+ 8.5%
- Zagrebaçka Banka Group	7,185	6,880	6,937	6,436	+ 3.6%	+ 2.0%	+ 11.6%	+ 10.7%
- Koç Finansal Hizmetler Group	6,663	5,848	6,407	5,512	+ 4.0%	+ 29.5%	+ 20.9%	+ 48.5%
- Other companies [1]	4,365	4,149	4,104	3,990	+ 6.4%	+ 5.9%	+ 9.4%	+ 7.3%

1. Includes infradivisional eliminations.

There was also a clear improvement in the ratio of impaired debts to total loans to customers which was 4.34% compared to 4.89% at the end of 2005.

STAFF AND BRANCHES

At 30 June 2006 there was a total of 33,317 employees (full time equivalent), a reduction of 212 employees from June 2005, this despite the fact that 15 branches were added to the distribution network. The increase of 452 employees since December 2005 was due to seasonal workers at companies in the holiday sector owned by ZagrebaDka Banka. Excluding these seasonal workers, there was a reduction of 262 employees in H1 2006.

HypoVereinsbank (HVB) and Bank Austria Creditanstalt (BA-CA) Results

HVB Results

HVB Group continued the improvement in operating performance in the first half of 2006: Profit before tax almost tripled to €2,677 million compared to the same period of 2005. The H1 2006 result was positively influenced by a €669m gain on disposal of HVB Splitska banka, which was part of the BACA subgroup, but, even adjusted for this one-off effect, profit before tax was twice the H1 2005 result.

Profit before tax increased by 47.6% in the second quarter of 2006 due to the mentioned disposal gain, reaching €1,596 million. Adjusted for this one-off effect HVB group achieved Q2 profit before tax of €927 million and follows on from the excellent Q1 2006 result (profit before tax of €1,081 million), which was affected by the exceptionally strong net trading, hedging and fair value income due to a favourable capital market environment.

Total revenues increased by 23.4% versus H1 2005 and fell by only 6.3% as against Q1 2006. The main factor contributing to this performance was exceptionally strong net trading, hedging and fair value income of €799 million in the first six months (178.4% ahead of last year's figure and, even adjusted for first-time consolidation and FX effects, 157.1% above last year's figure). The slight fall in total revenues in Q2 2006 versus Q1 2006 was also due to net trading, hedging and fair value income, amounting to €311 million in the second quarter versus the excellent €488 million in the first quarter due to a favourable capital market environment. This decrease was partly offset by an increase in dividends and other income from equity investments, which was twice the Q1 figure.

The growing momentum in net commission income proved sustainable in H1 2006: net commission income increased by 25.2% over H1 2005;

Significant contributions to profit before tax by each of the individual operating business segments:

• Germany	€484	million
• Austria and CEE	€1.346	million (adjusted for the gain on disposal of HVB Splitska banka)
• Corporates & Markets	€933	million.

PROFIT AND LOSS ACCOUNT

Net interest income improved by €88 million, or 3.2%, over H1 2005, mainly as a result of the effects of initial consolidation and positive performance in the CEE countries, where all country groups exceeded the H1 2005 figures. HVB Group thus more than offset the impact of an intentional strategic volume reduction in our Real Estate Restructuring segment, together with declining volumes in the Germany business segment arising from the further acceleration of risk-adjusted pricing.

(€ million)

PROFIT AND LOSS ACCOUNT [1]

	FIRST HALF		CHANGE		QUARTERLY TREND			CHANGE OVER Q2 '05	
HVB GROUP	**2006**	**2005**	**ACTUAL**	**ADJUSTED [2]**	**Q2 '06**	**Q1 '06**	**Q2 '05**	**ACTUAL**	**ADJUSTED [2]**
Net interest	2,880	2,792	+ 3.2%	- 1.8%	1,416	1,464	1,424	- 0.6%	- 4.4%
Dividends and other income from equity investments	243	229	+ 6.1%	+ 3.5%	162	81	156	+ 3.8%	+ 1.9%
Net interest income	**3,123**	**3,021**	**+ 3.4%**	**- 1.4%**	**1,578**	**1,545**	**1,580**	**- 0.1%**	**- 3.8%**
Net fees and commissions	1,880	1,502	+ 25.2%	+ 19.5%	917	963	754	+ 21.6%	+ 15.1%
Net trading, hedging and fair value income	799	287	+ 178.4%	+ 157.1%	311	488	-6	n.s.	n.s.
Other net income	64	-58	n.s.	n.s.	31	33	-25	n.s.	n.s.
Net non-interest income	**2,743**	**1,731**	**+ 58.5%**	**+ 46.2%**	**1,259**	**1,484**	**723**	**+ 74.1%**	**+ 60.2%**
TOTAL REVENUES	**5,866**	**4,752**	**+ 23.4%**	**+ 15.9%**	**2,837**	**3,029**	**2,303**	**+ 23.2%**	**+ 16.3%**
Payroll costs	-1,987	-1,790	+ 11.0%	+ 5.8%	-997	-990	-896	+ 11.3%	+ 5.9%
Other expenses, amortisation and depreciation	-1,356	-1,448	- 6.4%	- 13.0%	-645	-711	-732	- 11.9%	- 17.9%
Operating costs	**-3,343**	**-3,238**	**+ 3.2%**	**- 2.6%**	**-1,642**	**-1,701**	**-1,628**	**+ 0.9%**	**- 4.8%**
OPERATING PROFIT	**2,523**	**1,514**	**+ 66.6%**	**+ 55.5%**	**1,195**	**1,328**	**675**	**+ 77.0%**	**+ 67.1%**
Provision for risks and charges	-50	1	n.s.	n.s.	-26	-24	31	n.s.	n.s.
Net write-downs on loans	-618	-648	- 4.6%	- 6.9%	-296	-322	-334	- 11.4%	- 12.0%
Integration costs	-6	-	n.s.	n.s.	-6	-	-	n.s.	n.s.
Net income from investments	828	104	n.s.	n.s.	729	99	33	n.s.	n.s.
PROFIT BEFORE TAX	**2,677**	**971**	**+ 175.7%**	**+ 160.8%**	**1,596**	**1,081**	**405**	**+ 294.1%**	**+ 277.8%**
Income tax for the period	-507	-267	+ 89.9%	+ 85.4%	-224	-283	-106	+ 111.3%	+ 107.5%
NET PROFIT FOR THE PERIOD	**2,170**	**704**	**+ 208.2%**	**+ 189.3%**	**1,372**	**798**	**299**	**+ 358.9%**	**+ 338.1%**
Minorities	-464	-138	+ 236.2%	+ 199.3%	-317	-147	-69	+ 359.4%	+ 337.7%
NET PROFIT ATTRIBUTABLE TO HVB GROUP	**1,706**	**566**	**+ 201.4%**	**+ 186.9%**	**1,055**	**651**	**230**	**+ 358.7%**	**+ 338.3%**

1. Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Q1 2006 HVB Group temporary staff costs (€14 million), formerly included in Other administrative expenses, have been reclassified into Payroll costs.
2. Adjusted for first-time consolidation effects and exchange differences.

PROFITABILITY RATIO

Cost/Income	**57.0%**	**68.1%**	**57.9%**	**56.2%**	**70.7%**

Dividends and other income from equity investments in H1 2006 were 6.1% above the H1 2005 figure. Compared to the previous quarter, Q2 2006 dividends and other income from equity investments doubled due to the fact that dividend income usually peaks in the second quarter; accordingly there is only a slight increase in quarter to quarter comparison with the Q2 (up by 3.8%).
At € 3,123 million, net interest income exceeded the H1 2005 figure by 3.4%.

Net commission income rose by an impressive 25.2% to €1,880 million, partly as a result of much higher contributions from our securities and depositary business. In particular, sales of innovative

financial products like HVB Best of Funds helped to boost earnings. All other service activities also performed strongly.

In a favourable capital market environment, especially in the first quarter, trading profit reached a strong result of € 799 million for H1 2006. This is 178.4% over the previous year's figure of €287 million. Adjusted for first-time consolidation and FX effects trading result exceed last years result by 157.1%. Both, profits from equity contracts and contribution from interest rate and currency contracts increased in the process.

Compared to the excellent Q1 2006 result of €488 million in a favourable capital market environment, Q2 2006 net trading, hedging and fair value income fell to €311 million, but compared to Q2 2005 the Q2 result was up by €317 million.

HVB Group's operating costs rose by 3,2%, to € 3.343 million, primarily as a result of the effects of initial consolidation and higher provisions for profit-related bonus payments in the Corporates and Markets segment. Adjusted for initial consolidation and currency effects, operating costs are 2.6% below the first half of 2005. The fall in other expenses, amortisation and depreciation more than offset the slight increase in adjusted Payroll costs.

The cost-income ratio (total revenues to operating costs) has markedly improved by 11.1% from 68.1% at June 30, 2005 to 57.0% on the back of the strong rise in operating revenues.

On a yoy comparison, net write-downs of loans fell by 4.6%; adjusted for initial consolidation and currency effects there is a decrease of 6.9%. We expect net write-downs of loans and provisions for guarantees and commitments for the full year 2006 to be on a similar level to that of 2005 (adjusted for additional provisions on loans and advances of €147 million in Q4 2005), with a total amount of around €1.3 billion.

At €828 million, net income from investments was ahead of the H1 2005 figure of €104m. This strong result was considerably boosted by the gain on disposal of HVB Splitska banka of €669 million and a gain of €55 million realised on the reduction of our shareholding in Babcock & Brown Limited.

At €2,677 million, profit before tax is almost three times as high as the corresponding figure at this point last year. Adjusted for the disposal gain of HVB Splitska banka net income before tax (€ 2,008 million) is twice the result for H1 2005.

After deducting income tax for the period of €507 million and minority interests of €464 million, we generated net profit of €1,706 million, which is more than three times the corresponding figure for the first half of 2005. Even adjusted for the disposal gain of HVB Splitska banka, the HVB Group's results are twice as high as in the same period of the previous year.

BA-CA Results

After strong performance in the first three months of 2006, Bank Austria Creditanstalt continued its well-balanced upward trend in the second quarter. Earnings improved further across all divisions as the provisioning charge declined and costs remained stable.

The main trends were:

- Consolidated net income for Q2 2006 up by 325% year-on-year to €1,015m; adjusted for one-off income, it rose by 38% to €331m.
- Balanced structure of business: CEE accounts for 45% of the bank's operating profit, Austrian customer business contributes 42% and the International Markets Segment 13%.
- With the closing of the sale of HVB Splitska banka d.d., Split, at the end of June 2006, a capital gain of € 684 m deconsolidation effects was realised; the capital gain is included in net income from investments and will be reinvested in BA-CA.
- Integration into the UniCredit Group is fully under way. As announced previously, the CEE business segment will undergo a number of far-reaching changes. With the forthcoming Group-internal sale of Bank BPH in Poland, we have complied with the agreements made with the Polish government. Swift implementation of the holding company function for UniCredit Group's entire CEE business except Poland will significantly extend the perimeter of BA-CA's operations while also giving the bank, in the envisaged target structure, a new dimension as market leader by a wide margin.

PROFIT AND LOSS ACCOUNT

Among the various income components, core net interest income showed moderate growth (up by 5% year-on-year), matching the increase seen in Q1 2006.

Core net interest income generated in Austrian customer business remained at the previous year's level, showing a slight quarter-on-quarter improvement; so volume growth in this segment did not offset the squeeze on lending spreads.

In CEE core net interest income grew by 20% year-on-year. Income from equity investments was 36% lower than in the previous year; this may partly be explained by the fact that a number of subsidiaries previously accounted for under the equity method were consolidated.

Overall, net interest income, comprising core net interest income and income from equity investments, totalled €666m, an increase of €33m or 5% over Q1 2006. In the first six months of 2006 net interest income reached €1,299m, 3.4% more than a year ago.

(€ million)

PROFIT AND LOSS ACCOUNT [1]

BA-CA GROUP[2]	FIRST HALF 2006	FIRST HALF 2005	CHANGE ACTUAL	CHANGE ADJUSTED [3]	QUARTERLY TREND Q2 '06	QUARTERLY TREND Q1 '06	QUARTERLY TREND Q2 '05	CHANGE OVER Q2 '05 ACTUAL	CHANGE OVER Q2 '05 ADJUSTED [3]
Net interest	1,202	1,130	+ 6.4%	+ 1.1%	603	599	576	+ 4.7%	- 0.5%
Dividends and other income from equity investments	97	126	- 23.0%	- 22.8%	63	34	98	- 35.7%	- 34.7%
Net interest income	**1,299**	**1,256**	**+ 3.4%**	**- 1.3%**	**666**	**633**	**674**	**- 1.2%**	**- 5.5%**
Net fees and commissions	870	667	+ 30.4%	+ 20.6%	455	415	335	+ 35.8%	+ 23.0%
Net trading, hedging and fair value income	260	129	+ 101.6%	+ 92.2%	94	166	45	+ 108.9%	+ 95.5%
Other net income	23	-2	n.s.	n.s.	16	7	2	n.s.	n.s.
Net non-interest income	**1,153**	**794**	**+ 45.2%**	**+ 35.0%**	**565**	**588**	**382**	**+ 47.9%**	**+ 34.7%**
TOTAL REVENUES	**2,452**	**2,050**	**+ 19.6%**	**+ 12.7%**	**1,231**	**1,221**	**1,056**	**+ 16.6%**	**+ 9.0%**
Payroll costs	-805	-709	+ 13.5%	+ 4.9%	-404	-401	-354	+ 14.1%	+ 4.1%
Other expenses, amortisation and depreciation	-597	-575	+ 3.8%	- 4.4%	-299	-298	-287	+ 4.2%	- 5.4%
Operating costs	**-1,402**	**-1,284**	**+ 9.2%**	**+ 0.7%**	**-703**	**-699**	**-641**	**+ 9.7%**	**- 0.2%**
OPERATING PROFIT	**1,050**	**766**	**+ 37.1%**	**+ 32.8%**	**528**	**522**	**415**	**+ 27.2%**	**+ 23.2%**
Provision for risks and charges	-3	24	n.s.	n.s.	-1	-2	30	n.s.	n.s.
Net write-downs on loans	-195	-230	- 15.2%	- 17.8%	-87	-108	-127	- 31.5%	- 30.4%
Integration costs	-3	-	n.s.	n.s.	-3	-	-	n.s.	n.s.
Net income from investments	706	45	n.s.	n.s.	697	9	6	n.s.	n.s.
PROFIT BEFORE TAX	**1,555**	**605**	**+ 157.0%**	**+ 151.5%**	**1,134**	**421**	**324**	**+ 250.0%**	**+ 242.9%**
Income tax for the period	-164	-116	+ 41.4%	+ 41.7%	-84	-80	-63	+ 33.3%	+ 37.3%
NET PROFIT FOR THE PERIOD	**1,391**	**489**	**+ 184.5%**	**+ 177.5%**	**1,050**	**341**	**261**	**+ 302.3%**	**+ 292.5%**
Minorities	-69	-42	+ 64.3%	+ 48.0%	-35	-34	-22	+ 59.1%	+ 43.0%
NET PROFIT ATTRIBUTABLE TO BA-CA GROUP	**1,322**	**447**	**+ 195.7%**	**+ 189.7%**	**1,015**	**307**	**239**	**+ 324.7%**	**+ 315.4%**

1. Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income, Q1 2006 HVB Group temporary staff costs (€14 million), formerly included in Other administrative expenses, have been reclassified into Payroll costs.
2. As consolidated by HVB.
3. Adjusted for first-time consolidation effects and exchange differences.

PROFITABILITY RATIO

	FIRST HALF 2006	FIRST HALF 2005	Q2 '06	Q1 '06	Q2 '05
Cost/Income	**57.2%**	**62.6%**	**57.1%**	**57.2%**	**60.7%**

Net fee and commission income continued to rise strongly from H1 2005 to H1 2006, by €203m or 30%, to € 870 m. The result in Q2 2006 was €455m, a 10% increase over Q1 2006 and 36% over Q2 2005; the favourable trend continued in all regions and divisions. The uncertainty among investors after the market slump in risk-intensive segments from the middle of May onwards resulted in a net outflow in the area of fund products, an effect which was most recently reversed

through new structured products. In the first half of 2006, BA-CA's asset management companies recorded an overall net inflow of € 1.7 bn, 12% more than in the previous year. At the end of June 2006, BA-CA's asset management units had €34.6bn in assets under management, 3.3% more than at year-end 2005. In CEE, net fee and commission income increased substantially, once again underlining the progress in market penetration with modern banking products and the importance of classic banking services: net fee and commission income generated by BA-CA's CEE subsidiaries grew by € 99 m or 44% (new EU member states saw a 37% increase, of which Poland accounted for 47% and SEE 73%).

The net trading result more than doubled in H1 2006 compared with the same period of the previous year, reaching €260m on account of the record figure for Q1 2006 and a Q2 result that was far above average. Despite the slump in financial markets from mid-May to mid-June, our financial market teams in Vienna, London and our CEE subsidiaries (whose activities are co-ordinated from Vienna) achieved a net trading result of €94m in Q2 2006, which was far above the quarterly average of the previous year; as was to be expected, the figure for Q2 2006 fell short of the excellent net trading result generated in the first quarter (€166m). The steady trend in results is due to the diversification and professional handling of trading activities, and to customer business, whose expansion is a strategic priority.

The second quarter saw a large number of new issues in the equity and bond markets. CA IB placed major capital increases in the real estate sector (Conwert, Immofinanz, Immoeast, Poland's GTC) with international investors. In Austria, CA IB lead-managed the stock exchange listing of Polytec, a manufacturer of automotive components, and of Zumtobel, a supplier of lighting solutions. In Turkey, CA IB was involved in the stock market listing of Coca Cola Icecek, and in Georgia it lead-managed Bank of Georgia's capital increase. BA-CA's Fixed Income team managed corporate bond issues for Christ Water Technologies, for Andritz, an engineering company, and for the construction company PORR, which launched a euro bond and a CZK-denominated bond.

Operating costs increased by 9.2% in H1 2006 over H1 2005 reaching €1,402m. On a qoq basis, they rose by only 0.6% from Q1 to Q2 2006, but were 10% higher than in the same period of the previous year. We further reduced the cost/income ratio in Austria and in CEE; cost growth in Austria (including INM) was less than one-third of the increase in operating revenues; if several subsidiaries had not been consolidated, which became necessary due to the expansion of business (including CA IB subsidiaries in the Large Corporates and Real Estate segment and in the International Markets segment), costs would have declined. Operating costs in CEE were 29% higher than in the same period of the previous year. The cost/income ratio of our subsidiaries in the new EU member states was 46%, down by 4 percentage points from the mid-2005 level; measures to enhance efficiency in Poland and in the Czech Republic made a significant contribution to this improvement. In SEE, the cost/income ratio rose slightly, from 53.5% to 54.3% as various integration projects are in their early stages.

In the first six month of 2006, operating profit rose by €284m or 37% to €1,050m, reflecting a strong improvement in operating performance, with more or less equal contributions to this growth by all business segments.

From the high level already attained in the first quarter of 2006, operating profit rose further: At €528m in the second quarter of 2006, it was 1% higher than in the preceding quarter and 27% up on the same period of the previous year. Contributions to this growth came from the three segments of Austrian customer business and from the CEE segment, which improved their operating revenues by 32% and 14% respectively compared with the preceding quarter.

In the first half of 2006, the provisioning charge[1] declined slightly. Bank Austria Creditanstalt continued to reduce the provisioning charge in Q2 2006 compared with the preceding quarter.
In the first half of 2006, the provisioning charge declined slightly.

Bank Austria Creditanstalt continued to reduce the provisioning charge in Q2 2006 compared with the preceding quarter. In CEE, the cost of risk declined although business volume expanded.

The main contribution to the reduction of the provisioning charge came from successful credit risk and portfolio management in business with Austrian companies, which more than offset the persistent strain on results from retail banking: for the first time the number of insolvencies of private individuals in Austria exceeded the number of business insolvencies, with an increase of 15% in the first six months of 2006 and it continues to rise. The risk/earnings ratio (provisioning charge expressed as a percentage of net interest income) fell from 17.4% in Q1 2006 to 13.2% in Q2 2006.

Net income from investments reached €697m, boosted by the one-off gain on disposal of HVB Splitska banka amounting to €684 m at BA-CA group level. As mentioned in the 2005 Annual Report, the sale was effected to comply with merger control requirements specified by Croatia's supervisory authority in view of the fact that Zagrebacka banka, a member of UniCredit Group, is the clear number 1 bank in Croatia. The capital gain reflects BA-CA's successful efforts to build operations and create value in Croatia.

1. Net write-downs on loans and provisions for risks and charges.

Corporate Transactions - First Half 2006

The following is a description of the main transactions performed by the Group in the first half of the year with the aim of consolidating its market leadership in its various businesses, rationalising its activities and achieving cost synergies and savings.

NEW GROUP INITIATIVES OVERSEAS

THE PIONEER CONGLOMERATE

Pioneer Investment Management USA Inc. (PIM USA) pursued its objective of developing new products for its clients and in April 2006 completed the acquisition of 100% of the share capital of Vanderbilt Capital Advisors LLC, an asset management company formed under the laws of the State of Delaware. This company, mainly focusing on structured bonds issues (Collateralised Debt Obligations) and individual portfolio management (Separate Managed Accounts), is primarily involved in the management of institutional investors' assets totalling $7.5 billion. The closing of the transaction took place on payment of $44.3 million, with the undertaking to make another two payments linked to the company's results and deferred to the 2nd and 4th anniversary of the closing, totalling at least $35.5 million but in any event no more than $98 million.

This acquisition will enable PIM USA to offer a new class of products to its clients as part of the institutional and separate managed account business, and will enhance the potential for accessing a market complementary to the equity products market, on which the investee company Oak Ridge is focused. Access to the Collateralised Debt Obligation market will allow the whole Pioneer conglomerate to develop its global position in the credit risk segment within the context of long-term institutional mandates (typical duration 7 years).

In addition, on 1 January 2006, a new company was incorporated under US law with the name Pioneer Institutional Asset Management Inc. designed to deliver investment services for the institutional and separate managed accounts sector with the aim of optimising the organisation of the Pioneer sub-conglomerate in the United States. The management of mutual funds will, on the other hand, remain with Pioneer Investment Management Inc. a company also controlled by PIM USA).

May saw the formation in Taiwan of Pioneer Global Investments (Taiwan) Ltd (PGI), with company capital of $2.2 million held entirely by PGAM. The purpose of this NewCo is to represent, in its capacity as Master Agent, the Pioneer funds registered on the Taiwanese market and distributed there. The formation of PGI is related to the change in Taiwanese regulatory legislation for the sector which has made it obligatory for each fund promoter to nominate on an exclusive basis a local Master Agent for the funds to be distributed on that market.

UNICREDIT PRIVATE BANKING

UniCredit Private Banking (UPB) has set up a company in London incorporated under English law to act as trustee under the name UniCredit (U.K.) Trust Services Ltd with the aim of improving its service range and bringing it into line with its most respected competitors.

The Trustee is a subsidiary to be used instead of trustees belonging to other companies and will improve the services offered to private customers. The trust represents an effective asset planning tool particularly family governance, i.e., for resolving family inheritance issues.

NEW INITIATIVES IN BULGARIA

Implementing a UniCredit Board resolution of October 2005, which authorised two corporate initiatives in Bulgaria in fast expanding sectors such as consumer credit and factoring:

- April saw the finalisation of the incorporation process for UniCredit Clarima AD, a financial firm based in Sofia with an initial share capital of BGN 500,000. The Company, in which UniCredit Clarima Banca S.p.A. has a 50.1% stake and Bulbank AD holds the remaining 49.9%, will focus its activity on consumer credit transactions, with an initial concentration on credit for the purchase of durable consumer goods (non-auto in the main, given that the auto segment is dominated by the leasing companies) and the subsequent development of personal loans and revolving cards;
- in July UniCredit Factoring EAD was formed with an initial share capital of BGN 250 thousand wholly owned by the subsidiary Bulbank AD. The Company's operations will be focused primarily on "with recourse" factoring transactions (i.e., with right of recourse against the transferor, should the debtor fail to fulfil its payment obligations at maturity), initially limited to loans originating from domestic transactions, but with the option to take part in foreign transactions if certain preconditions are met. Non-recourse transactions are not expected before 2008, when the market conditions and the experience gained by the Company will make them possible. The reason for this initiative lies with the investment opportunities offered by the Bulgarian factoring market, which in recent years has recorded significant growth and high profitability. Based on the business plan, it is expected that the Company will acquire a 16% target market share in 2007.

BA-CA

The Austrian subsidiary Bank Austria Credit Anstalt ("BA-CA") has subscribed to the rescue plan for BAWAG/PSK Bank ("BAWAG/PSK"), the fourth largest Austrian bank in terms of number of customers. This plan, proposed by the Austrian Government, is designed to minimise the negative repercussions (in terms of temporary loss of liquidity) arising from the bankruptcy of Refco, the largest commodities and futures broker in the USA and partner of BAWAG/PSK in numerous transactions.

The plan provides for – amongst other things – a total cash contribution of €450 million by prime Austrian banks and insurance companies through two separate "SPVs" (one for the banks accounting for €350 million and the other of €100 million for the insurance companies). Their aim will be - on the one hand – to restore the regulatory prudential requirements in terms of Tier1 Capital for BAWAG/PSKl and – on the other – to safeguard the funds provided by those subscribing to the plan. As far as this second aspect is concerned, the capital raised by the vehicles will in fact be invested in low-risk bonds, which will be segregated from the BAWAG/PSK assets.

In implementation of the above, in June BA-CA paid 100 million to the vehicle subscribed by the banks.

OTHER OVERSEAS TRANSACTIONS

YAPI VE KREDI BANKASI

On 23 February 2006 Koçbank launched a compulsory takeover bid to benefit the minority shareholders of the Turkish bank Yapi ve Kredi Bankasi A.S. ("YKB"), in which it had acquired a controlling stake (57.42%) in September 2005 (58.22% being the share held directly and indirectly by Koçbank before the bid was launched). The price offered, in cash, by Koçbank for each YKB share was YTL 6.50, with the undertaking to pay further cash sums (earn out) to the bid subscribers, once certain conditions described in the bid document were met. At the end of the acceptance period (9 March 2006) subscriptions to the bid amounted to YKB 37,331.41 shares representing 0.005% of the bank's share capital.

In April Koçbank acquired, off market, 54.8 million YKB shares from Credit Suisse Holdings (Netherland) BV, for a sum in the region of YTL 445 million (about €275 million at the exchange rate current at the time of the transaction), and another 19.6 million YKB shares (including 5.9 million already held directly by Koçbank through Anatolia Investment Fund, itself controlled by Yapi), for a sum of about YTL 161 million (about €99 million), raising the shareholding to 67.31% of the YKB capital.

As the threshold of two thirds of the capital had been exceeded, April also saw the start of the process to integrate Koçbank and Yapi. The entity resulting from the merger will be one of the main players in the Turkish banking market with balance sheet assets of about €24 billion; it will operate through a network of more than 643 branches staffed by about 14,000 employees and will be active in all segments of banking and financial service operations.

ZIVNOSTENSKA BANKA

In January 2006, UniCredit acquired the remaining shares (3.37% of capital) held by the minority shareholders in Zivnostenska Banka A.S., thus becoming owner of 100% of the Czech bank's share capital. The squeeze-out was performed at a price of CZK 5,000 per share for a total of about CZK 229 million, about €8 million equivalent.

PEKAO DEVELOPMENT

On 15 February 2006 Bank Pekao S.A. signed a contract for the sale of 75% of Pekao Development to Pirelli Real Estate. The remaining 25% will stay in Bank Pekao which, by virtue of its shares, will take part in the governance of Pekao Development, the name of which has been changed to Pirelli Pekao Real Estate Sp. z.o.o.

The transaction was completed on 3 April 2006, after authorisation had been obtained from the local Antitrust authority, following which Bank Pekao received the sum of PLN 60 million (about €15 million).

BANK PEKAO (UKRAINA) LTD

In June UniCredit's Board of Directors approved a capital increase for the subsidiary Bank Pekao (Ukraine), in which Bank Pekao S.A. ("Bank Pekao") holds a 82.84% stake and Drukbank Sp. z.o.o. 17.16% (itself 100% controlled by Bank Pekao), for an amount equal to $50 million, to be underwritten in full by Bank Pekao.

This transaction aims to promote expansion in the Ukrainian retail market and selective growth in the corporate segment, as well as bringing the bank's capital into line with the minimum regulatory requirements laid down by the Ukraine Central Bank from the end of 2006. The change of the bank's name to "UniCredit Bank Ltd" forms an integral part of the same process.

INTERNATIONAL MOSCOW BANK

In June the German subsidiary Bayerische Hypo- und Vereinsbank AG ("HVB") signed an agreement with Nordea Bank Finland plc for the acquisition by HVB of a further 23.4% of the share capital of ZAO International Moscow Bank ("IMB") for about $395 million.

The operation, authorised by UniCredit's Board of Directors and the finalisation of which is subject to certain conditions precedent, including the approval of the competent Authorities, will allow HVB to increase its holding in IMB from 46.8% to about 70.3%. With a market share of 1.5% in terms of total assets, IMB is one of the top ten Russian banks and the second largest foreign-controlled bank in Russia.

HVB SPLITSKA BANKA

In June Bank Austria Creditanstalt sold its entire holding in HVB Splitska Banka d.d. (99.74%) at a total price of about €1 billion for a gain of €684 million (at BA-CA group level). Taking into account the valuations carried out at first consolidation, the gain at consolidated level amounts to €367 million.

This subsidiary was sold in order to comply with requests made by the Croatian regulatory authority in relation to the business combination between UniCredit and HVB, in view of the fact that Zagrebacka banka, a Group subsidiary, is market leader in Croatia.

TRANSACTIONS WITHIN ITALY

FRT FIDUCIARIA SIM

In February 2006 integration of the activities of FRT Fiduciaria SIM S.p.A. (an intermediary authorised to provide investment portfolio management services through a trust vehicle) into Pioneer Investment Management S.G.R.p.A. (a company that carries out asset management activities both in collective and individual form), both companies being 100% controlled by the sub-holding Pioneer Global Asset Management S.p.A.

The scheme is consistent with our asset management strategy whereby a single company at Group level – identified as PIM SGR – is designated to carry out all Italian asset management business. The aim is to make the corporate structures more efficient and optimise their performance, achieve operating synergies and cost savings, as well as to offer our clients products that are valid in quality and commercial terms, with a brand name of maximum appeal.

The proposed merger by incorporation of FRT Fiduciaria Risparmio Torino SIM into PIM SGR was approved by the Shareholders' Meetings of both companies, held on 28 April this year. The merger has legal effect from 1 October 2006.

2S BANCA

On 31 January 2006 UniCredit's Board approved the sale for an estimated €548 million of 2S Banca S.p.A. – a company responsible for the Group's securities services operation since 1 January 2006 – to Société Générale and the signing of a strategic long-term agreement regarding these services with Société Générale.The sale of 2S Banca and the outsourcing of its operations are consistent with UniCredit's strategic objectives of managing its business portfolio efficiently, improving the level of customer service and optimising capital employed.

The transaction was completed on 28 September, effective 30 September 2006, for an amount in the region of €580 million. Before the disposal to Société Générale, 2S Banca paid UniCredit an extraordinary dividend of about €22.7 million.

UNIRISCOSSIONI E S.F.E.T.

As part of the proposed reform of the national tax collection service, under which the existing concessionaire tax collection companies are to be bought by the company controlled by the Revenues Agency with the name of Riscossione S.p.A., on 5 May UniCredit signed the preliminary contract for the sale of Uniriscossioni S.p.A. owned (100% by UniCredit) to Riscossione S.p.A., and on 7 July 2006 the preliminary contract was signed, again with Riscossione S.p.A., for the sale of Unicrediit's holding in Società Friulana Esazione Tributi S.p.A.-S.F.E.T (33.33%).

The sale price of each company was calculated on their adjusted net equity, determined by applying the criteria identified under the national tax collection service Reform Law.

At the same time as these sales UniCredit is to acquire a share in Riscossione S.p.A., which the State will buy back by 2010.

The sale of these companies was completed on 27 September, effective 30 September 2006.

CONSORTIUM

Last May a Mediobanca shareholders' agreement approved the early winding up of Consortium through transactions designed to assign to the members, in proportion to their shareholding in Consortium, direct ownership of its assets (Mediobanca and Assicurazioni Generali shares equal to 4.02% and 0.47% respectively). The final capital distribution of Consortium will be effected by the sale to third parties at net equity of the shareholding in that company, after distribution by the latter of a dividend and available reserves as well as a reduction in share capital.

In relation to this transaction, on 28 June UniCredit purchased from Consortium, in proportion to its stake (31.24%) Mediobanca and Generali shares equal to 1.25% and 0.15% of their share capital respectively for an aggregate price of €205 million – determined on the basis of the average official stock exchange prices for the month prior to 28 June – with deferred settlement to take place by 31 December this year.

These shares will be settled by offsetting some of the funds due to the Holding Company from the distribution of earnings and reserves, as well as the reduction in Consortium's share capital, in the total amount of €263 million.

DISPOSALS OF EQUITY INVESTMENTS

Disposal of minority interests considered to be no longer strategic continued. Last March the Holding Company sold its participatory shares held in Cassa di Risparmio di Bra SpA (31.02%), Cassa di Risparmio di Fossano SpA (23.08%), Cassa di Risparmio di Saluzzo SpA (31.02%), Banca Cassa di Risparmio di Savigliano SpA (31.01%), to Banca Popolare dell'Emilia Romagna for a total of €148.5 million giving gains of about €80 million.

In addition, during the first half of the year the holdings in Infracom Italia SpA (11.24%), Immobiliare Lombarda SpA (3.25%) and part (0.23%) of IKB Deutsche Industriebank AG were sold for about €66 million producing gains in the region of 13 million. The subsidiary UniCredit Banca d'Impresa also sold its interest in Immobiliare Lombarda (5.76%) for a total of €46 million and a gain of about €11 million.

Reconciliation of the Parent Company's Shareholders' Equity and Net Profit to Consolidated Shareholders' Equity and Net Profit

(€ million)

	SHAREHOLDERS' EQUITY	OF WHICH: NET PROFIT
Balance as at 30 June 2006 as per UniCredit SpA Accounts	**30,786**	**2,034**
Surplus over carrying values	3,853	2,953
- subsidiaries (consolidated)	*3,622*	*2,744*
- associates accounted for at net equity	*231*	*209*
Dividends received in the period by the Parent Company	-	-2,100
Other consolidation adjustments	132	156
Balance as at 30 June 2006 attributable to the Group	**34,771**	**3,043**
Minorities	4,112	415
Balance as at 30 June 2006 (minorities included)	**38,883**	**3,458**

Reconciliation of Reclassified Accounts to Mandatory Reporting Schedule

In order to provide the supplementary information required by Consob Communication No. DEM/6064293 of 28 July 2006, a reconciliation of the reclassified balance sheet and profit and loss account to the mandatory reporting schedules, is provided below.

(€ million)

CONSOLIDATED BALANCE SHEET	AMOUNTS AS AT		SEE NOTES TO THE CONSOLIDATED ACCOUNTS
	30.06.2006	31.12.2005	
Assets			Part B) Assets
Cash and cash balances = item 10	3,264	3,459	
Financial assets held for trading = item 20	174,574	172,287	Table 2.1
Loans and receivables with banks = item 60	85,079	76,099	Table 6.1
Loans and receivables with customers = item 70	430,148	426,553	Table 7.1
Financial investments	66,447	65,796	
30. Financial assets at fair value through profit or loss	*25,775*	*22,572*	*Table 3.1*
40. Available-for-sale financial assets	*26,844*	*27,888*	*Table 4.1*
50. Held-to-maturity investments	*10,784*	*11,898*	*Table 5.1*
100. Investments in associates and joint ventures	*3,044*	*3,438*	
Hedging instruments	3,431	4,919	
80. Hedging derivatives	*3,171*	*4,337*	
90. Changes in fair value of portfolio hedged items	*260*	*582*	
Property, plant and equipment = item 120	8,777	7,973	
Goodwill = item 130 - Intangible assets of which: goodwill	8,840	9,202	
Other intangible assets = item 130 - Intangible assets net of goodwill	2,572	2,633	
Tax assets = item 140	6,286	6,592	
Non-current assets and disposal groups classified as held for sale = item 150	6,053	3,309	Table 15.1
Other assets	8,321	8,178	
110. Insurance reserves attributable to reinsurers	-	-	
160. Other assets	*8,321*	*8,178*	
Total assets	**803,792**	**787,000**	

(€ million)

CONSOLIDATED BALANCE SHEET	AMOUNTS AS AT		SEE NOTES TO THE CONSOLIDATED ACCOUNTS
	30.06.2006	31.12.2005	
Liabilities and shareholders' equity			**Part B) Liabilities**
Deposits from banks = item 10	135,802	141,682	Table 1.1
Deposits from customers and debt securities in issue	474,564	462,248	
20. Deposits from customers	*274,775*	*268,322*	*Table 2.1*
30.Debt securities in issue	*199,789*	*193,926*	*Table 3.1*
Financial liabilities held for trading = item 40	115,941	107,094	Table 4.1
Financial liabilities at fair value through profit or loss = item 50	1,401	1,129	Table 5.1
Hedging instruments	3,556	4,498	
60. Hedging derivatives	*3,961*	*4,142*	
70. Changes in fair value of portfolio hedged items	*-405*	*356*	
Provisions for risks and charges = item 120	6,778	6,607	Table 12.1
Tax liabilities = item 80	5,125	5,925	
Liabilities included in disposal groups classified as held for sale = item 90	4,346	1,887	Table 15.1
Other liabilities	17,396	16,824	
100. Other liabilities	*16,276*	*15,706*	
110. Provision for employee severance pay	*988*	*977*	
130. Insurance reserves	*132*	*141*	
Minorities = item 210	4,112	3,903	
Shareholders' equity	34,771	35,203	
of which:			
• Capital and reserves	30,625	31,106	
140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	
170. Reserves	*8,509*	*9,177*	
180. Share premium	*16,980*	*16,816*	
190. Issued capital	*5,218*	*5,195*	
200. Treasury shares	*-359*	*-359*	
• Available-for-sale assets fair value reserve and cash-flow hedging reserve	1,103	1,627	
140. Revaluation reserves, of which: Available-for-sale financial assets	*1,855*	*1,796*	
140. Revaluation reserves, of which: Cash-flow hedges	*-752*	*-169*	
• Net profit = item 220	3,043	2,470	
Total liabilities and shareholders' equity	**803,792**	**787,000**	

(€ million)

PROFIT AND LOSS ACCOUNT	H1 2006	H1 2005	SEE NOTES TO THE CONSOLIDATED ACCOUNTS
			Part C) P&L
Net interest = item 30. Net interest margin	5,872	2,586	Tables 1.1 and 1.4
Dividends and other income from equity investments	375	142	
70. Dividend income and similar revenue	*550*	*111*	*Table 3.1*
less: dividends from held for trading equity instruments included in item 70	*-302*	*-16*	
240. Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*127*	*47*	
Net interest margin	**6,247**	**2,728**	
Net fees and commissions = item 60	4,242	2,097	Tables 2.1 and 2.3
Net trading, hedging and fair value income	1,257	535	
80. Gains (losses) on financial assets and liabilities held for trading	*1,204*	*523*	*Table 4.1*
+ dividends from held for trading equity instruments (from item 70)	*302*	*16*	
90. Fair value adjustments in hedge accounting	*11*	*-3*	*Table 5.1*
100. Gains (losses) on disposal or repurchase of : d) financial liabilities	*1*	*-*	
110. Gains (losses) on financial assets and liabilities designated at fair value through profit and loss	*-261*	*-1*	*Table 7.1*
Net other expenses/income	193	76	
150. Premiums earned (net)	*45*	*-*	
160. Other income (net) from insurance activities	*-35*	*-*	
220. Other net operating income	*304*	*191*	*Tables 15.1 and 15.2*
less: Other operating income - of which: recovery of costs	*-121*	*-115*	
Net non-interest income	**5,692**	**2,708**	
TOTAL REVENUES	**11,939**	**5,436**	
Payroll costs = item 180. Administrative costs - a) staff expenses	-3,898	-1,809	Table 11.1
Other administrative expenses	-2,180	-1,013	
180. Administrative costs - b) other administrative expenses	*-2,206*	*-1,013*	*Table 11.5*
less: integration costs	*26*	*-*	
Recovery of expenses = item 220. Other net operating income - of which: Operating income - recovery of costs	121	115	
Amortisation, depreciation and impairment losses on intangible and tangible assets	-572	-217	
200. Impairment/Write-backs on property, plant and equipment	*-350*	*-160*	
210. Impairment/Write-backs on intangible assets	*-245*	*-57*	
less: integration costs	*23*	*-*	
Operating costs	**-6,529**	**-2,924**	
OPERATING PROFIT	**5,410**	**2,512**	

(continued)

(continued)

(€ million)

PROFIT AND LOSS ACCOUNT	H1 2006	H1 2005	SEE NOTES TO THE CONSOLIDATED ACCOUNTS
			Part C) P&L
Provisions for risks and charges	-143	-76	Table 12.1
190. Provisions for risks and charges	*-146*	*-76*	
Surplus on release of integration provision	*3*	*-*	
Integration costs	-52	-	
Net impairment losses on loans and provisions for guarantees and commitments	-1,112	-421	
100. Gains (losses) on disposal and repurchase of a) loans	*39*	*6*	
130. Impairment losses on a) loans	*-1,178*	*-415*	*Table 8.1*
130. Impairment losses on d) other financial assets d) other financial assets	*27*	*-12*	
Net income from investments	626	230	
100. Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*189*	*212*	
100. Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*3*	*-*	
130. Impairment losses on: b) available-for-sale financial assets	*-27*	*-2*	
130. Impairment losses on: c) held-to-maturity investments	*1*	*-*	
240. Profit (loss) of associates - of which: write-backs/impairment losses and Gains (losses) on disposal of associates valued at equity	*82*	*9*	
270. Gains (losses) on disposal of investments	*378*	*11*	
PROFIT BEFORE TAX	**4,729**	**2,245**	
Income tax for the period = item 290	-1,310	-707	
NET PROFIT	**3,419**	**1,538**	
Gains (losses) on assets classified as held for sale, after tax = item 310	39	-	
PROFIT (LOSS) FOR THE PERIOD	**3,458**	**1,538**	
Minorities = item 330	-415	-96	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**3,043**	**1,442**	

Integration with the HVB Group

As part of the process of integration with the HVB Group, which aims to simplify Group structure, achieve cost and revenue synergies and direct Group entities' business in accordance with the Group's new divisional model, the Board of UniCredit S.p.A. resolved on two separate occasions:

- to integrate HVB's and BA-CA's investment management businesses into Pioneer Global Asset Management (PGAM);
- to transfer the 77.53% shareholding in BA-CA from HVB to UniCredit;
- o transfer the Group's Central-Eastern European (CEE) banking operations (excluding Poland and Ukraine) to BA-CA and
- the transfer to UniCredit of the banking operations in Poland and Ukraine held respectively by BA-CA and HVB.

These transactions are subject to the approval of the competent authorities as well as the approval of an HVB Extraordinary Shareholders' Meeting to be held on 25 October 2006 for those involving transfers from HVB to UniCredit and BA-CA.

INTEGRATION OF HVB'S AND BA-CA'S INVESTMENT MANAGEMENT BUSINESSES INTO PGAM

In July 2006 UniCredit's Board approved the proposal to integrate the investment management operations of certain companies related to HVB and BA-CA into the sub-Holding Pioneer Asset Management S.p.A. The proposal is consistent with Group strategies and forms part of the broader process of integration between UniCredit and the HVB Group within the various business sectors.

In order to give concrete shape to the proposal, last July PGAM purchased:

- controlling shareholdings in Activest Investment Gesellschaft Luxembourg SA ("Activest Luxembourg") (90%), Activest Investment Gesellschaft mbH ("Activest Germany") (100%) and Activest Investmentgesellschaft Schweiz AG ("Activest Switzerland") (100%) from HVB Asset Management Holding GmbH
- a 10% interest in Activest Luxembourg from HVB Luxembourg SA.

The transactions involved a total price of €600 million (also borne out by valuations made by Ernst & Young and Merrill Lynch), paid by PGAM thanks inter alia to a capital contribution of €400 million received from the Parent Company.

After this transaction, PGAM will proceed with the company merger between Activest Luxembourg and Pioneer Asset Management SA, a PGAM subsidiary operating in Luxembourg.

In September 2006 UniCredit's Board decided – again as part of the broader scheme to integrate the two groups's asset management operations – that PGAM acquire from BA-CA direct control of

the companies of Capital Invest GmbH ("CI") operating in the asset management business in CEE (excluding Poland), viz.:
- 100% of the shareholding in CA IB Securities Investment Fund Management RT (Hungary);
- 100% of the shareholding in CA IB Invest D.O.O. (Croatia); and
- 95% of the shareholding in CA IB Asset Management SAI S.A. (Romania).

The total price paid under these transactions was set preliminarily at €42.5 million (also borne out by valuations carried out by Merrill Lynch).

THE TRANSFER FROM HVB TO UNICREDIT OF THE HOLDING IN BA-CA (77.53%)

As part of the Group reorganisation process, HVB will transfer its 77.53% shareholding in BA-CA to UniCredit for €109.81 per share, i.e., about €12.5 billion for the whole shareholding . This transaction is expected to be finalised by December 2006.

To support the further growth of HVB, UniCredit's Board has approved the following key principles with reference to HVB:
- to use of the profits made by HVB on the transfer of the shareholding in BA-CA and of the other companies and operations present in the CEE countries in order to significantly strengthen HVB's equity, so as to further expand the operation through organic growth and/or acquisitions within the Group's overall strategic growth plan, and restructure its funding where applicable;
- to create a centre of responsibility for all the investment banking operations in HVB, which will manage all the UniCredit Group's investment banking operations for the next 7 years at least; and
- to establish a quorum of four-fifths of the members of HVB's Supervisory Board for the approval of decisions regarding the division of HVB into several companies, for the period (i.e. 5 years) of the Business Combination Agreement signed by UniCredit and HVB on 12 June 2005.

THE TRANSFER TO BA-CA OF THE GROUP'S CENTRAL-EASTERN EUROPEAN BANKING OPERATIONS (EXCLUDING POLAND AND UKRAINE)

Reorganisation of the Central-Eastern European (CEE) operations entails centralising under BA-CA the shareholdings and banking operations currently held in the area in question both by UniCredit and by HVB (excluding those in Poland and Ukraine).

As regards UniCredit the transfer of the above operations will take place by means of the transfer of the "CEE business branch" which includes the following interests held directly by UniCredit in banks operating in the CEE: 50.00% of Koç Finansal Hizmetler A.S. – 81.91% of Zagrebacka banka D.D. – 86.13% of Bulbank A.D. – 100.00% of Zivnostenska banka, A.S. – 97.11% of UniBanka A.S. (the share includes the 19.9% acquired last August from "European Bank for Reconstruction and Development" at the overall price of €40.7 million) and 99.95% of UniCredit Romania S.A. as well as a number of assets and liabilities closely related to these Holdings.

The transfer to BA-CA involves a capital increase of the latter reserved to UniCredit through the issue of 55 million ordinary BA-CA shares, to be paid for by the contribution of its CEE business. The price of the shares to be issued, set by the Management Board and Supervisory Board of BA-CA, envisaged in the last quarter of 2006, will have to be confirmed by a valuation prepared by an independent expert.

The new BA-CA shares will have no entitlement to dividends for 2006. With reference to the same period, UniCredit will in turn retain the right to any dividends distributed by the above banks.

The operation is consistent with BA-CA's prospective role, within the UniCredit Group, as the centre of responsibility for operations in CEE.

The completion of the transaction, subject to the approval of the Austrian Financial Market Authority and the other competent Austrian authorities, as well as of all the competent authorities in the countries involved, is expected at the beginning of January 2007 with the registration of the BA-CA capital increase.

Post-transfer, the total investment held by UniCredit in BA-CA will rise from the current 94.98% to 96.35% of share capital.

The transfer of the shares held by HVB in International Moscow Bank (70.3% of the share capital), following the acquisition of 23.4% of the share capital from Nordea Bank Finland, will take place by the transfer of these Holdings from HVB to BA-CA for a total of €984 million (including the share held by Nordea which is currently being transferred to HVB). In September, the International Moscow Bank's Shareholders' Meeting approved a capital increase for the bank totalling US$100 million.

Similarly HVB will transfer 100% of HVB Latvia to BA-CA for the sum of €35 million plus the HVB Latvia capital increase of about €40 million underwritten by HVB in August 2006. HVB Latvia will open branches in Estonia and Lithuania and HVB will transfer to these branches assets and liabilities held by its own branches in these countries for an estimated goodwill of €1 million and €9 million respectively, plus the difference between the carrying value of the assets and liabilities transferred.

These transactions are expected to be finalised by January 2007.

THE TRANSFER TO UNICREDIT OF THE BANKING OPERATIONS IN POLAND AND UKRAINE HELD RESPECTIVELY BY BA-CA AND HVB

The banking operations in Poland will be brought directly under the management of the Parent Company, within which a Poland Markets Division has been set up. This is responsible for maximising the creation of value in the Polish market in the long term, by consolidating the Group's leading position in this market.

In this regard, taking account of the agreements reached with the Polish Banking Regulatory Commission and in accordance with the corporate integration agreement signed last March with HVB, BA-CA, AVZ (an Austrian foundation) and "BR Funds" (the fund linked to the employees' council) in October the Parent is expected to acquire BA-CA's Holding in BPH (71.03%) for a total of €4.3 billion comprising:

- three annual cash payments between 2007 and 2009 equivalent to 71.03% of the BHP earnings expected for the period, currently estimated to be about €0.7 billion overall, and
- a fixed cash payment at the end of 2009 amounting to €3.6 billion.

This transaction - approved by the administrative bodies of the Parent Company and BA-CA on 4 August – represents UniCredit's first step toward achieving the business combination between Bank Pekao S.A. and BPH with the aim of implementing the integration of the two banks. The transaction should be completed by the end of the year.

HVB will transfer 100% of HVB Ukraine to UniCredit for €83 million; UniCredit will, however, have the right to assign the rights deriving from the relevant contract of sale to Bank Pekao or to UniCredit Bank Ltd, the Ukraine bank controlled by Bank Pekao, with a view to integrating the operations currently performed by the Group in the Ukraine under Bank Pekao. This transaction is expected to be finalised by January 2007.

Other Significant Events

SCHEMAVENTOTTO

In view of the Group's current complexity in terms of shareholdings, particularly minority shareholdings, it is opportune to allocate them, where possible and in line with the divisional model, to the segment banks, when such holdings are directly instrumental to the development of the respective business.

Within this framework and in view of the future prospects for consolidating the business relationships of UniCredit Banca d'Impresa with Autostrade SpA, of which Schemaventotto SpA holds 50.1% of the capital, on 7 July 2006 the Parent Company sold its 6.67% share in Schemaventotto SpA to UniCredit Banca d'Impresa for a total price of €417 million (based on the average price of the Autostrade share in the month prior to the transaction).

ASSICURAZIONI GENERALI

In July 2006 the Parent Company sold its shareholding in Assicurazioni Generali (45 million shares or 3.52% of company capital) to UniCredito Italiano Bank (Ireland) Plc at market value, using a capital increase of €1,235 million. This transaction is related to the fact that the Irish subsidiary has in turn issued a bond which is convertible to Generali shares.

MERGER BETWEEN KOÇBANK AND YAPI KREDI

On 21 September the shareholders' meeting of Koçbank A.S. - 99.8% controlled by Koç Financial Services A.S., the joint venture between UniCredit and the Koç Group - and the shareholders' meeting of Yapi ve Kredi Bankasi A.S. - 67.3% controlled by Koçbank - approved the merger between Koçbank and Yapi Kredi. The bank resulting from the merger will be 80.3% controlled by Koç Financial Services A.S.

The merger was finalised on 2 October 2006, after having obtained the necessary local authorisations and registration at the competent Chamber of Commerce.

OLIMPIA

On 4 October 2006 UniCredit S.p.A. finalized the sale of its entire stake in Olimpia (4.77%) to Pirelli & C. S.p.A. for a consideration of €585 million approximately as established by the shareholders agreement following the exercise of its withdrawal right as disclosed in March 2006.

Outlook

World economic growth remained strong despite the relative slowdown under way in the United States, which was anticipated after a three-year period of average growth rates exceeding 3.5%. Japan also seems to have finally overcome its long deflationary period, while in the euro zone the recovery which has been under way for more than a half year continues to strengthen. However, sharp increases in oil prices and geopolitical tensions make the situation more uncertain than a few months ago, as reflected in the losses in equity markets during the second quarter. In this macroeconomic scenario, we believe that the ECB may continue its moderately restrictive direction up to the end of the year with a new increase in the policy rate (currently at 3.00%) to anticipate pressure on prices.

In general, factors driving bank profitability in 2006 appear to be in a positive position. In particular, we anticipate that net interest income will continue to grow thanks to growth in volume, which is turning out to be stronger than anticipated in Italy and Austria, but also in Germany. The spread of bank interest rates should resume its positive contribution to the growth in net interest income. In Italy, in particular, the spread has already started to widen, while in Austria and Germany the downward trend of past years seems to have been broken. On the other hand, in the area of revenues, as a result of the instability seen in major financial markets, a relative slowdown may occur especially after the exceptional growth reported in Q1 2006 in the banking sector in the euro zone, particularly in Italy, Austria and Germany. On the whole, total revenues for the banking sector in these three countries should grow during the year on a largely upward trend after the strong recovery in 2005.

Based on the above scenario, the Group's implementation of the strategies defined in the Three-Year Plan that was recently presented to the market should allow it to achieve the goals set for the period confirming expectations of sales and profit growth on the basis of the excellent results achieved during H1 2006.

Milan, 10 October 2006

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO



reciprocity
ocità
liberté
Freiheit
átláthatóság
traspare
zaufanie
fiducia

CONSOLIDATED FIRST HALF REPORT


fairness
справедливість
equità
reciprocity
reciprocità
rispetto
Respekt
respect
transparency
átláthatóság
trasparenza
libertà
liberté
Freiheit

CONSOLIDATED ACCOUNTS

(€ thousands)

CONSOLIDATED BALANCE SHEET		AMOUNTS AS AT	
		30.06.2006	31.12.2005
Balance sheet - Assets			
10.	Cash and cash balances	3,263,752	3,459,406
20.	Financial assets held for trading	174,573,572	172,286,700
30.	Financial assets at fair value through profit or loss	25,774,774	22,571,677
40.	Available-for-sale financial assets	26,843,651	27,888,466
50.	Held-to-maturity investments	10,784,620	11,897,967
60.	Loans and receivables with banks	85,079,121	76,099,475
70.	Loans and receivables with customers	430,148,438	426,552,848
80.	Hedging derivatives	3,170,882	4,337,300
90.	Changes in fair value of portfolio hedged items (+/-)	260,812	582,282
100.	Investments in associates and joint ventures	3,044,041	3,437,950
110.	Insurance reserves attributable to reinsurers	271	181
120.	Property, plant and equipment	8,777,007	7,972,620
130.	Intangible assets	11,411,277	11,834,789
	of which - goodwill	*8,839,728*	*9,202,031*
140.	Tax assets	6,286,399	6,591,682
	a) current tax assets	*178,478*	*274,890*
	b) deferred tax assets	*6,107,921*	*6,316,792*
150.	Non-current assets and disposal groups classified as held for sale	6,052,624	3,309,218
160.	Other assets	8,320,913	8,177,657
	Total assets	**803,792,154**	**787,000,218**

(€ thousands)

CONSOLIDATED BALANCE SHEET

		AMOUNTS AS AT	
		30.06.2006	31.12.2005
Balance sheet - Liabilities			
10.	Deposits from banks	135,802,197	141,682,445
20.	Deposits from customers	274,774,853	268,321,646
30.	Debt securities in issue	199,788,923	193,926,118
40.	Financial liabilities held for trading	115,940,993	107,093,636
50.	Financial liabilities at fair value through profit or loss	1,401,289	1,129,297
60.	Hedging derivatives	3,961,097	4,142,267
70.	Changes in fair value of portfolio hedged items (+/-)	(405,240)	356,121
80.	Tax liabilities	5,124,762	5,924,628
	a) current tax liabilities	*896,706*	*1,337,259*
	b) deferred tax liabilities	*4,228,056*	*4,587,369*
90.	Liabilities included in disposal groups classified as held for sale	4,346,032	1,886,993
100.	Other liabilities	16,275,652	15,705,971
110.	Provision for employee severance pay	987,771	977,308
120.	Provisions for risks and charges	6,778,577	6,607,679
	a) post-retirement benefit obligations	*4,379,230*	*4,441,421*
	b) other provisions	*2,399,347*	*2,166,258*
130.	Insurance reserves	132,542	140,409
140.	Revaluation reserves	1,379,964	1,903,723
170.	Reserves	8,509,030	9,176,698
180.	Share premium	16,979,625	16,816,170
190.	Share capital	5,218,300	5,195,277
200.	Treasury shares (-)	(359,039)	(359,039)
210.	Minorities (+/-)	4,111,956	3,902,613
220.	Net Profit or Loss (+/-)	3,042,870	2,470,258
	Total liabilities and shareholders' equity	**803,792,154**	**787,000,218**

(€ thousands)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Items	FIRST HALF 2006	FIRST HALF 2005
10. Interest income and similar revenues	14,858,353	5,351,113
20. Interest expense and similar charges	(8,986,411)	(2,765,135)
30. Net interest margin	**5,871,942**	**2,585,978**
40. Fee and commission income	5,052,882	2,386,992
50. Fee and commission expense	(810,432)	(290,407)
60. Net fees and commissions	**4,242,450**	**2,096,585**
70. Dividend income and similar revenue	549,838	111,068
80. Gains and losses on financial assets and liabilities held for trading	1,204,321	523,189
90. Fair value adjustments in hedge accounting	10,631	(2,713)
100. Gains and losses on disposal of:	232,571	217,785
a) loans	*38,988*	*5,681*
b) available-for-sale financial assets	*189,029*	*212,080*
c) held-to-maturity investments	*3,221*	*24*
d) financial liabilities	*1,333*	..
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(261,277)	(1,188)
120. Total revenues	**11,850,476**	**5,530,704**
130. Impairment losses on:	(1,176,857)	(429,069)
a) loans	*(1,178,220)*	*(415,235)*
b) available-for-sale financial assets	*(27,466)*	*(1,838)*
c) held-to-maturity investments	*1,227*	..
d) other financial assets	*27,602*	*(11,996)*
140. Net profit from financial activities	**10,673,619**	**5,101,635**
150. Premiums earned (net)	44,832	..
160. Other income (net) from insurance activities	(35,058)	..
170. Net profit from financial and insurance activities	**10,683,393**	**5,101,635**
180. Administrative costs:	(6,104,105)	(2,821,920)
a) staff expenses	*(3,897,963)*	*(1,808,552)*
b) other administrative expenses	*(2,206,142)*	*(1,013,368)*
190. Provisions for risks and charges	(146,150)	(75,694)
200. Impairment/write-backs on property, plant and equipment	(350,010)	(160,343)
210. Impairment/Write-backs on intangible assets	(245,337)	(56,694)
220. Other net operating income	304,325	191,424
230. Operating costs	**(6,541,277)**	**(2,923,227)**
240. Profit (loss) of associates	209,009	56,051
270. Gains and losses on disposal of investments	377,958	11,201
280. Total profit or loss before tax from continuing operations	**4,729,083**	**2,245,660**
290. Tax expense (income) related to profit or loss from continuing operations	(1,309,801)	(707,541)
300. Total profit or loss after tax from continuing operations	**3,419,282**	**1,538,119**
310. Total profit or loss from discontinued operations net of taxes	39,185	..
320. Net Profit or Loss for the period	**3,458,467**	**1,538,119**
330. Minorities	(415,597)	(95,801)
340. Net Profit or Loss attributable to the Parent Company	**3,042,870**	**1,442,318**
Earnings per share (€)	0.29	0.23
Diluted earnings per share (€)	0.29	0.23

(€ thousands)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN FIRST HALF 2006

	BALANCE AS AT 31.12.2005	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2006	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD							NET PROFIT AS AT 30.06.2006	SHAREHOLDERS' EQUITY AS AT 30.06.2006
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS 1		
Group														
Share capital:														
a) ordinary shares	5,184,424	-	5,184,424	-	-	-	23,023	-	-	-	-	-	-	**5,207,447**
b) other shares	10,853	-	10,853	-	-	-	-	-	-	-	-	-	-	**10,853**
Share premiums	16,816,170	-	16,816,170	-	-	-	163,455	-	-	-	-	-	-	**16,979,625**
Reserves:														
a) from profits	6,889,664	-	6,889,664	182,921	-	-420,110	-2,748	-	-	-	-	-	-	**6,649,727**
b) other	2,287,034	-	2,287,034	-	-	-444,562	-	-	-	-	-	16,831	-	**1,859,303**
Revaluation reserves:														
a) available-for-sale	1,795,744	-	1,795,744	-	-	59,556	-	-	-	-	-	-	-	**1,855,300**
b) cash flow hedging	-169,041	-	-169,041	-	-	-583,315	-	-	-	-	-	-	-	**-752,356**
c) other [2]	277,020	-	277,020	-	-	-	-	-	-	-	-	-	-	**277,020**
Treasury shares:														
a) parent company	-358,416	-	-358,416	-	-	-	-	-	-	-	-	-	-	**-358,416**
b) subsidiaries	-623	-	-623	-	-	-	-	-	-	-	-	-	-	**-623**
Net Profit for the period	2,470,258	-	2,470,258	-182,921	-2,287,337	-	-	-	-	-	-		3,042,870	**3,042,870**
Shareholders' equity	**35,203,087**	-	**35,203,087**	-	**-2,287,337**	**-1,388,431**	**183,730**	-	-	-	-	**16,831**	**3,042,870**	**34,770,750**
Minorities:														
Share capital	961,027	-	961,027	-	-	153,337	-	-	-	-	-	-	-	**1,114,364**
Share premiums and Reserves	2,635,346	-	2,635,346	261,204	-	-289,991	-	-	-	-	-	-	-	**2,606,559**
Revaluation reserves:														
a) available-for-sale	40,834	-	40,834	-	-	-29,360	-	-	-	-	-	-	-	**11,474**
b) cash flow hedging	98	-	98	-	-	-40,231	-	-	-	-	-	-	-	**-40,133**
c) other [2]	4,188	-	4,188	-	-	743	-	-	-	-	-	-	-	**4,931**
Treasury shares														
a) parent company	-	-	-	-	-	-	-	-	-	-	-	-	-	
b) subsidiaries	-84	-	-84	-	-	-752	-	-	-	-	-	-	-	**-836**
Net Profit for the period	261,204	-	261,204	-261,204	-	-	-	-	-	-	-	-	415,597	**415,597**
Shareholders' equity	3,902,613	-	3,902,613	-	-	-206,254	-	-	-	-	-	-	415,597	**4,111,956**

1. Effects on Stock Options, Performance Shares and Restricted Shares.
2. Special revaluation laws.

(€ thousands)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN FIRST HALF 2005

	BALANCE AS AT 31.12.2004	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2005	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		VARIAZIONI DEL PERIODO								SHAREHOLDERS' EQUITY AS AT 30.06.2005
							OPERAZIONI SUL PATRIMONIO NETTO							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]	NET PROFIT AS AT 30.06.2005	
Group:														
Share capital:														
a) ordinary shares	3,157,502	-	3,157,502	-	-	-	671	-	-	-	-	-	-	3,158,173
b) other shares	10,853	-	10,853	-	-	-	-	-	-	-	-	-	-	10,853
Share premiums	2,308,639	-	2,308,639	-	-	-	-	-	-	-	-	-	-	2,308,639
Reserves:														
a) from profits	6,335,756	-674,322	5,661,434	776,696	-	258,588	-671	-	-	-	-	-	-	6,696,047
b) other	90,613	-	90,613	-	-	-	-	-	-	-	-	7,645	-	98,258
Revaluation reserves:														
a) available-for-sale	-	1,156,356	1,156,356	-	-	111,285	-	-	-	-	-	-	-	1,267,641
b) cash flow hedging	-	-22	-22	-	-	-256	-	-	-	-	-	-	-	-278
c) other [2]	277,020	-	277,020	-	-	-	-	-	-	-	-	-	-	277,020
Treasury shares:														
a) parent company	-	-358,416	-358,416	-	-	-	-	-	-	-	-	-	-	-358,416
b) subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Profit for the period	2,068,731	-	2,068,731	-776,696	-1,292,035	-	-	-	-	-	-	-	1,442,318	1,442,318
Shareholders' equity	**14,249,114**	**123,596**	**14,372,710**	**-**	**-1,292,035**	**369,617**	**-**	**-**	**-**	**-**	**-**	**7,645**	**1,442,318**	**14,900,255**
Minorities:														
Share capital	170,671	-	170,671	-	-	21,907	-	-	-	-	-	-	-	192,578
Share premiums and Reserves	837,920	-	837,920	170,265	-	-154,547	-	-	-	-	-	-	-	853,638
Revaluation reserves:														
a) available-for-sale	-	-	-	-	-	25,226	-	-	-	-	-	-	-	25,226
b) cash flow hedging	-	-	-	-	-	-71	-	-	-	-	-	-	-	-71
c) other [2]	5,427	-	5,427	-	-	-1,769	-	-	-	-	-	-	-	3,658
Treasury shares														
a) parent company	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) subsidiaries	-	-	-	-	-	-84	-	-	-	-	-	-	-	-84
Net Profit for the period	170,265	-	170,265	-170,265	-	-	-	-	-	-	-	-	95,801	95,801
Shareholders' equity	1,184,283	-	1,184,283	-	-	-109,338	-	-	-	-	-	-	95,801	1,170,746

1. Effects on Stock Options, Performance Shares and Restricted Shares.
2. Special revaluation laws.

Consolidated Cash Flow Statement

(€ thousands)

CONSOLIDATED CASH FLOW STATEMENT	30.06.2006	30.06.2005
A. OPERATING ACTIVITIES		
1. Operations	**6,597,972**	**3,039,126**
- profit (loss) of the period (+/-)	3,042,870	1,442,318
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities at fair value through profit or loss (+/-)	- 446,789	161,291
- capital gains/losses on hedging transactions (+/-)	- 10,631	2,713
- net write-offs/write-backs due to impairment (+/-)	2,416,503	606,742
- net write-offs/write-backs on tangible and intangible assets (+/-)	595,347	217,037
- provisions and other income/expenses (+/-)	- 122,516	90,591
- other uncollected income and unpaid expense from insurance activities (+/-)		-
- tax not paid (+)	1,123,188	518,434
2. Liquidity generated/absorbed by financial assets	**- 23,842,307**	**- 3,433,244**
- financial assets held for trading	- 1,645,628	- 1,500,261
- financial assets at fair value through profit or loss	- 3,501,051	- 2,136,039
- available-for-sale financial assets	892,754	- 256,638
- loans and receivables with banks	- 9,285,071	1,603,255
- loans and receivables with customers	- 5,495,187	- 8,905,639
- other assets	- 4,808,123	7,762,078
3. Liquidity generated/absorbed by financial liabilities	**21,026,167**	**2,934,258**
- deposits from banks	- 5,442,416	5,399,833
- deposits from customers	8,519,839	2,997,912
- debt securities in issue	5,974,154	9,180,930
- financial liabilities held for trading	8,863,641	- 7,906,150
- financial liabilities at fair value through profit or loss	271,992	-
- other liabilities	2,838,956	- 6,738,267
Net liquidity generated/absorbed by operating activities	**3,781,832**	**2,540,140**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	**1,954,640**	**351,356**
- sales of equity investments	793,818	14,000
- collected dividends on equity investments	74,945	27,577
- sales of financial assets held to maturity	453,885	216,375
- sales of tangible assets	133,420	76,562
- sales of intangible assets	178,123	16,842
- disposal of businesses	320,449	-
2. Liquidity absorbed by:	**- 3,777,657**	**- 1,763,858**
- purchases of equity investments	- 221,320	- 13,692
- purchases of financial assets held to maturity	-	-
- purchases of tangible assets	- 3,423,536	- 1,666,252
- purchases of intangible assets	- 132,801	- 83,914
- purchases of businesses	-	-
Net liquidity generated/absorbed by investment activities	**- 1,823,017**	**- 1,412,502**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	183,730	-
- issue/purchase of equity instruments	-	-
- distribution of dividends and other purposes	- 2,287,337	- 1,292,035
Net liquidity generated/absorbed by funding activities	**- 2,103,607**	**- 1,292,035**
NET LIQUIDITY GENERATED/ABSORBED DURING THE PERIOD	**- 144,792**	**- 164,396**

LEGEND: (+) generated ; (-) absorbed

(€ thousands)

RECONCILIATION	30.06.2006	30.06.2005
Cash and cash equivalents at the beginning of the period	**3,459,406**	**2,084,477**
Total net liquidity generated/absorbed during the period	- 144,792	- 164,396
Cash and cash equivalents: effect of exchange differences	- 50,862	26,564
Cash and cash equivalents at the end of the period	**3,263,752**	**1,946,645**


fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
libertà
liberté
transparency
átláthatóság
trasparenza
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

Important note:
Since this is a condensed consolidated first half report, unlike the annual report it does not provide certain information within the above-listed Sections or the information relating to Section G) Business Combinations.


fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
transparency
átláthatóság
trasparenza
libertà
liberté
Freiheit
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

Part A) Accounting Policies

A1) General

Section 1 – Statement of Compliance with IFRS

As required by Consob resolution # 14990 dated 14 April 2005, which supplemented and amended the Issuers' Regulations # 11971 dated 14 May 1999, this consolidated First Half Report has been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endorsed by the European Commission up to 30 June 2006, pursuant to EU Regulation # 1606 issued on 19 July 2002.

These regulations were transposed by Italian Legislative Decree #38/05, under which the UniCredit Group is required to prepare its consolidated accounts, starting from the 2005 financial year, in accordance with the IFRS issued by the IASB as endorsed by the EU.

Section 81 of the above Consob resolution requires that the content of the half year report be in line with IAS 34 on interim reporting. In accordance with §10 of IAS 34, UniCredit has taken the option of providing condensed financial statements.

This First Half Report also includes a specific report on the Parent Company under the same IFRS whose observance is required by the above section of the Consob resolution. It has been subject to a limited audit of the accounts by KPMG S.p.A.

Section 2 – Preparation Criteria

As mentioned above, this consolidated First Half Report has been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):

- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

This consolidated First Half Report comprises the balance sheet, profit and loss account, statement of changes in equity, cash-flow statement (compiled using the indirect method) and notes to the consolidated First Half Report accounts.

These are in line with Banca d'Italia schedules as prescribed by Circular # 262 dated 22 December 2005, in that they give comparative figures, as at 31 December 2005 for the balance sheet and 30 June 2005 for the profit and loss account.
The schedules and notes to the consolidated First Half Report accounts are in € thousands.

This First Half Report is accompanied by a report on operations in which reclassified accounts are used. These are reconciled with the official schedules in the Other Information section of the Report. The report on operations also includes a reconciliation of Parent Company net profit and net equity to consolidated net profit and net equity.

Measurement criteria are intended to reflect the continuity of corporate business and are in line with the principles of competence, relevance and materiality in the Accounts and the priority of economic substance over legal form.

Section 3 – Consolidation Procedures and Scope

Consolidation criteria and principles used to prepare the consolidated First Half Report as at 30 June 2006 are as follows:

ACCOUNTS USED FOR CONSOLIDATION

The following were used:

- Parent company accounts as at 30 June 2006
- Consolidated first half accounts of the HypoVereinsbank Group prepared under IFRS
- The accounts as at 30 June 2006 of the other fully consolidated and proportionately consolidated Group entities duly reclassified (condensed) and adjusted to take into account the requirements of consolidation and, where necessary, to bring them into line with Group accounting principles and the information required by Banca d'Italia Circular # 262 dated 22 December 2005.

Individual fully consolidated Group companies' financial statements denominated in currencies other than the euro are converted at closing exchange rates in respect of the balance sheet; the average exchange rate for the half year is used for the profit and loss account, which is considered a valid approximation of the rate of exchange at the date of the transaction.

The reports of the main fully consolidated Group companies, prepared under IFRS for the purposes of the consolidated First Half Report have been subject to a limited audit by prime auditing firms.

SUBSIDIARIES

Sono controllate quelle società nelle quali:

1) The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
2) The Parent owns half or less of the voting power and has:
   a) power over more than half of the voting rights by virtue of an agreement with other investors;
   b) power to govern the financial and operating policies of the entity under a statute or an agreement;
   c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
   d) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

These definitions include special purpose entities as required by SIC 12.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The carrying amount of an investment in a fully o proportionately consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, transactions, income and expenses are eliminated in full o proportionately, in accordance with the adopted consolidation procedures.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity. Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

ASSOCIATES

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

JOINT VENTURES

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.
Interests in joint ventures are recognised using proportionate consolidation.

The following table shows the companies included in the scope of consolidation, listed by division, plus the companies valued with the equity method.

INVESTMENTS IN SUBSIDIARIES, COMPANIES RECOGNISED UNDER PROPORTIONATE CONSOLIDATION AND VALUED AT EQUITY

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
A) LINE BY LINE METHOD					
UNICREDITO ITALIANO SPA	**Genoa**		**Capogruppo**		
RETAIL BANKING DIVISION					
UniCredit Banca per la Casa SpA	Milan	1	UniCredit Banca SpA	100.00	100.00
UniCredit Banca SpA	Bologna	1	UniCredito Italiano SpA	100.00	100.00
UniCredit Clarima Banca SpA	Milan	1	UniCredit Banca SpA	100.00	100.00
UniCredit Assicura Srl	Milan	1	UniCredit Banca SpA	100.00	100.00
CORPORATE BANKING DIVISION					
Locat Leasing Croatia Doo	Zagreb	1	Locat SpA	100.00	100.00
Locat Rent SpA	Milan	4	Locat SpA	50.00	50.00
Locat SpA	Bologna	1	UniCredito Italiano SpA	100.00	100.00
Medioinvest Srl	Perugia	1	UniCredit Banca d'Impresa SpA	100.00	100.00
Quercia Funding Srl	Verona	1	UniCredit Banca d'Impresa SpA	65.00	65.00
S+R Investimenti e Gestioni (S.G.R.) SpA	Milan	1	UniCredit Banca d'Impresa SpA	100.00	100.00
UniCredit Banca d'Impresa SpA	Verona	1	UniCredito Italiano SpA	100.00	100.00
UniCredit Factoring SpA	Milan	1	UniCredit Banca d'Impresa SpA	100.00	100.00
UniCredit Infrastrutture SpA	Turin	1	UniCredito Italiano SpA	100.00	100.00
Zao Locat Leasing Russia	Moscow	1	Locat SpA	62.00	62.00
INVESTMENT BANKING DIVISION					
Euro Capital Structures Ltd In liquidazione	Dublin	1	UniCredit Banca Mobiliare SpA	100.00	100.00
Tlx SpA	Milan	1	UniCredit Banca Mobiliare SpA	100.00	100.00
UniCredit Banca Mobiliare SpA	Milan	1	UniCredito Italiano SpA	100.00	100.00
PRIVATE BANKING DIVISION					
Bac Fiduciaria SpA	Dogana	1	Banca Agricola Commerciale della R.S.M. Sa	100.00	100.00
Banca Agricola Commerciale della R.S.M. Sa	Borgo Maggiore	1	UniCredit Private Banking SpA	85.35	85.35
Banque Monegasque de Gestion Sa	Munich	1	UniCredit Private Banking SpA	100.00	100.00
Cordusio Società Fiduciaria per Azioni	Milan	1	UniCredit Private Banking SpA	100.00	100.00
UniCredit (Suisse) Bank Sa	Lugano	1	UniCredit Private Banking SpA	100.00	100.00
UniCredit International Bank (Luxembourg) Sa	Luxembourg	1	UniCredito Italiano SpA	100.00	100.00
UniCredit Private Banking SpA	Turin	1	UniCredito Italiano SpA	100.00	100.00
UniCredit Xelion Banca SpA	Milan	1	UniCredito Italiano SpA	100.00	100.00
Xaa Agenzia Assicurativa SpA	Milan	1	UniCredit Xelion Banca SpA	100.00	100.00
PIONEER GROUP					
Frt - Fiduciaria RiSpArmio Torino Sim SpA	Turin	1	Pioneer Global Asset Management SpA	100.00	100.00
Ki (7) Limited	London	1	Pioneer Global Asset Management SpA	100.00	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Pioneer Alternative Investment Management (Bermuda)	Hamilton	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Alternative Investment Management Ltd	Dublin	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Alternative Investment Management Sgr Pa	Milan	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Alternative Investments (Israel) Ltd	Raanana	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Alternative Investments (New York) Ltd	Dover	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Alternative Investments Uk Limited	London	1	Ki (7) Limited	100.00	100.00
Pioneer Asset Management As	Prague	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Asset Management Sa	Luxembourg	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Czech Financial Company Sro	Prague	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Fonds Marketing Gmbh	Munich	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Funds Distributor Inc	Boston	1	Pioneer Investment Management Inc	100.00	100.00
Pioneer Global Asset Management SpA	Milan	1	UniCredito Italiano SpA	100.00	100.00
Pioneer Global Funds Distributor Ltd	Hamilton	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Global Investment Ltd	Dublin	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Global Investments (Australia) Pty Limited	Melbourne	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Global Investments (Hk) Limited	Hong Kong	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Global Investments (Taiwan) Ltd.	Taipei 101	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Institutional Asset Management Inc	1209 Orange Street County of New Castle	1	Pioneer Investment Management Usa Inc.	100.00	100.00
Pioneer Investment Company As	Prague	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Investment Management Inc	Wilmington	1	Pioneer Investment Management Usa Inc.	100.00	100.00
Pioneer Investment Management Limited	Dublin	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Investment Management Shareholder Services	Boston	1	Pioneer Investment Management Usa Inc.	100.00	100.00
Pioneer Investment Management SGRpA	Milan	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Investment Management Usa Inc.	Wilmington	1	Pioneer Global Asset Management SpA	100.00	100.00
Pioneer Pekao Investment Fund Company Sa	Warsaw	1	Pioneer Pekao Investment Management Sa	100.00	100.00
Pioneer Pekao Investment Management Sa	Warsaw	1	Bank Pekao Sa	49.00	49.00
			Pioneer Global Asset Management SpA	51.00	51.00
Vanderbilt Capital Advisors Llc	New York	1	Pioneer Institutional Asset Management Inc	100.00	100.00
NEW EUROPE DIVISION					
Bulbank Ad	Sofia	1	UniCredito Italiano SpA	86.13	86.13
Unibanka As	Bratislava	1	UniCredito Italiano SpA	77.21	77.21
			Zivnostenska Banka As	..	..
UniCredit Leasing Auto Bulgaria Eood	Sofia	1	UniCredit Leasing Bulgaria Ead	100.00	100.00
UniCredit Leasing Bulgaria Ead	Sofia	1	Bulbank Ad	100.00	100.00
UniCredit Leasing Romania Sa	Bucarest	1	Locat SpA	..	..
			UniCredit Romania Sa	..	..
			UniCredit Securities Sa	..	..
			UniCredito Italiano SpA	100.00	100.00
			Zivnostenska Banka As	..	..
UniCredit Romania Sa	Bucarest	1	UniCredit Leasing Romania Sa	..	..
			UniCredit Securities Sa	..	..
			UniCredito Italiano SpA	99.95	99.95

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
UniCredit Securities Sa	Bucarest	1	UniCredit Romania Sa	99.99	99.99
Xelion Doradcy Finansowi Sp. Zoo	Warsaw	1	Bank Pekao Sa	50.00	50.00
			UniCredito Italiano SpA	50.00	50.00
Zivnostenska Banka As	Prague	1	UniCredito Italiano SpA	100.00	100.00
PEKAO GROUP					
Bank Pekao Sa	Warsaw	1	UniCredito Italiano SpA	52.85	52.85
Bdk Consulting	Luck	1	UniCredit Bank Ltd	100.00	100.00
Cdm Centralny Dom Maklerski Pekao Sa	Warsaw	1	Bank Pekao Sa	100.00	100.00
Centrum Kart Sa	Warsaw	1	Bank Pekao Sa	100.00	100.00
Drukbank Sp. Zoo	Zamosc	1	Bank Pekao Sa	100.00	100.00
Pekao Access Sp. Zoo	Warsaw	1	Bank Pekao Sa	55.26	55.26
Pekao Faktoring Sp. Zoo	Lublin	1	Bank Pekao Sa	100.00	100.00
Pekao Financial Services Sp. Zoo	Warsaw	1	Bank Pekao Sa	100.00	100.00
Pekao Fundusz Kapitałowy Sp. Zoo	Warsaw	1	Bank Pekao Sa	100.00	100.00
Pekao Leasing Sp Zoo	Warsaw	1	Bank Pekao Sa	100.00	100.00
Pekao Pioneer P.T.E. Sa	Warsaw	1	Bank Pekao Sa	65.00	65.00
			Pioneer Global Asset Management SpA	35.00	35.00
UniCredit Bank Ltd	Luck	1	Bank Pekao Sa	82.84	82.84
			Drukbank Sp. Zoo	17.16	17.16
ZABA GROUP					
Centar Kaptol Doo	Zagreb	1	Zagrebacka Banka Dd	100.00	100.00
Istra Golf Doo	Umag	1	Istraturist Umag, Hotelijerstvo I Turizam Dd	100.00	100.00
Istraturist Umag, Hotelijerstvo I Turizam Dd	Umag	1	Zagrebacka Banka Dd	71.80	71.80
Marketing Zagrebacke Banke Doo	Zagreb	1	Zagrebacka Banka Dd	100.00	100.00
Pominvest Dd	Split	1	Zagrebacka Banka Dd	88.66	88.66
Prva Stambena Stedionica Dd Zagreb	Zagreb	1	Zagrebacka Banka Dd	100.00	100.00
UniCredit Zagrebacka Banka Dd	Mostar	1	UniCredito Italiano SpA	4.69	4.94
			Zagrebacka Banka Dd	93.98	94.52
Zaba Turizam Doo	Zagreb	1	Zagrebacka Banka Dd	100.00	100.00
Zagreb Nekretnine Doo	Zagreb	1	Zagrebacka Banka Dd	100.00	100.00
Zagrebacka Banka Dd	Zagreb	1	UniCredito Italiano SpA	81.91	82.16
Zane Bh Doo	Sarajevo	1	Zagreb Nekretnine Doo	100.00	100.00
Zb Invest Doo	Zagreb	1	Zagrebacka Banka Dd	100.00	100.00
GLOBAL BANKING SERVICE DIVISION					
2S Banca SpA	Turin	1	UniCredito Italiano SpA	100.00	100.00
Breakeven Srl	Verona	1	UniCredito Gestione Crediti SpA	100.00	100.00
I-Faber Società Per Azioni	Milan	1	UniCredit Banca d'Impresa SpA	65.32	65.32
Quercia Software SpA	Verona	1	UniCredit Global Information Services SpA	100.00	100.00
Uni It Srl	Lavis	1	UniCredit Produzioni Accentrate SpA	51.00	51.00
UniCredit Broker SpA	Milan	1	UniCredit Banca d'Impresa SpA	100.00	100.00
UniCredit Global Information Services SpA	Milan	1	UniCredito Italiano SpA	100.00	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
UniCredit Produzioni Accentrate SpA	Cologno Monzese	1	UniCredito Italiano SpA	100.00	100.00
UniCredit Real Estate SpA	Milan	1	UniCredito Italiano SpA	100.00	100.00
UniCredito Gestione Crediti SpA	Verona	1	UniCredito Italiano SpA	97.81	97.81
Uniriscossioni SpA	Turin	1	UniCredito Italiano SpA	100.00	100.00
OTHER COMPANIES					
Trivimm Srl	Verona	1	UniCredito Gestione Crediti SpA	100.00	100.00
UniCredit Audit SpA	Milan	1	UniCredito Italiano SpA	100.00	100.00
UniCredit Delaware Inc	Dover	1	UniCredito Italiano SpA	100.00	100.00
UniCredit Ireland Financial Services Plc	Dublin	1	UniCredito Italiano Bank (Ireland) Plc	100.00	100.00
UniCredito Italiano Bank (Ireland) Plc	Dublin	1	UniCredito Italiano SpA	100.00	100.00
UniCredito Italiano Capital Trust I	Newark	1	UniCredito - Gran Bretagna	100.00	100.00
UniCredito Italiano Capital Trust Ii	Newark	1	UniCredito - Gran Bretagna	100.00	100.00
UniCredito Italiano Capital Trust Iii	Newark	1	UniCredito Italiano Funding Llc Iii	100.00	100.00
UniCredito Italiano Capital Trust Iv	Newark	1	UniCredito Italiano Funding Llc Iv	100.00	100.00
UniCredito Italiano Funding Llc I	Dover	1	UniCredito - Gran Bretagna	100.00	100.00
UniCredito Italiano Funding Llc Ii	Dover	1	UniCredito - Gran Bretagna	100.00	100.00
UniCredito Italiano Funding Llc Iii	Delaware	1	UniCredito Italiano SpA	100.00	100.00
UniCredito Italiano Funding Llc Iv	Delaware	1	UniCredito Italiano SpA	100.00	100.00
HYPOVEREINSBANK GROUP					
Bayerische Hypo Und Vereinsbank Ag	Munich	1	UniCredito Italiano SpA	93.93	93.93
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG	Munich	1	Acis Immobilien- und Projektentwicklungs GmbH	-	1.89
			Sirius Immobilien- und Projektentwicklungs GmbH	100.00	98.11
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG	Munich	1	Acis Immobilien- und Projektentwicklungs GmbH	-	1.89
			A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG	100.00	98.11
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG	Munich	1	Acis Immobilien- und Projektentwicklungs GmbH	-	1.89
			HVB Gesellschaft für Gebäude mbH & Co KG	100.00	98.11
Activest Investmentgesellschaft Luxembourg S.A.	Luxembourg	1	HVB Asset Management Holding GmbH	90.00	90.00
			HVB Banque Luxembourg Société Anonyme	10.00	10.00
Activest Investmentgesellschaft mbH	Munich	1	HVB Asset Management Holding GmbH	100.00	100.00
Alexandersson Real Estate I B.V.	Apeldoorn	1	ANWA Gesellschaft für Anlagenverwaltung mbH	100.00	100.00
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG	Bad Homburg	1	ALINT 458 Grundstückverwaltung Gesellschaft m.b.H.	33.33	33.33
			BA CA Leasing (Deutschland) GmbH	65.67	65.67
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H.	Bad Homburg	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Allegro Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80	98.80

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
ALLIB Leasing d.o.o. za leasing	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	90.00	90.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00	10.00
Allib Leasing s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
ALLIB ROM s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	90.00	90.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00	10.00
ALMS Leasing GmbH.	Salzburg	1	Bank Austria Creditanstalt Leasing GmbH	95.00	95.00
ALV Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
ANI Leasing s.r.l	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	90.00	90.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00	10.00
Antares Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
ANWA Gesellschaft für Anlagenverwaltung mbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	1.15	1.15
			HVB Immobilien AG	93.85	93.85
Arany Pénzügyi Lizing Rt.	Budapest	1	HVB Bank Hungary Zrt.	98.33	98.33
			Sas-Real Kft.	1.67	1.67
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH	Munich	1	HVB Projekt GmbH	100.00	100.00
Arno Grundstücksverwaltungs Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
ARRONDA Immobilienverwaltungs GmbH	Munich	1	HVB Projekt GmbH	90.00	90.00
Artemus Macro Fund SPC Limited	Grand Cayman George Town	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	
			HVB Asset Management Asia Ltd.		100.00
ARUNA Immobilienvermietung GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Asset Management GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Atlanterra Immobilienverwaltungs GmbH	Munich	1	HVB Projekt GmbH	90.00	90.00
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG	Munich	1	Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland)	66.67	66.67
Aufbau Dresden GmbH	Munich	1	HVB Projekt GmbH	100.00	100.00
Austria Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.40	99.40
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	0.40	0.40
Autogyör Liegenschaftsnutzung Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
AWT International Trade AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
BA Alpine Holdings, Inc.	Wilmington	1	Bank Austria Cayman Islands Ltd.	100.00	100.00
BA-CA Administration Services GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
BA-CA Andante Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA Baucis Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BA-CA Betriebsobjekte AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
BACA CENA Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BACA Cheops Leasing GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
BACA Export Finance Limited	London	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
BA-CA Export Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Mobilien Leasing GmbH	100.00	100.00
BA-CA Finance (Cayman) (2) Limited	George Town Grand Cayman	1	BA-CA Finance (Cayman) Limited	100.00	100.00
BA-CA Finance (Cayman) Limited	George Town	1	Bank Austria Cayman Islands Ltd.	100.00	100.00
BA-CA Ingatlanlízing Zrt. (BA-CA Ingatlanlízing Szolgáltató Zártkörüen Müködö Részvénytársaság)	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA KommunalLeasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACAL ALPHA d.o.o.	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00	30.00
BACAL BETA Nekretnine d.o.o.	Zagreb	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
BACA Leasing Alfa s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA-Leasing Aquila Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA/CA-Leasing Beteiligungen GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA Leasing Carmen GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BA CA Leasing (Deutschland) GmbH	Bad Homburg	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	94.90	94.90
BA-CA Leasing Drei Garagen GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BA/CA-Leasing Finanzierung GmbH	Vienna	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	100.00	100.00
BACA Leasing Gama s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA-Leasing Gemini Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA CA Leasing (Germany) GmbH	Bad Homburg	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA-Leasing Herkules Ingatlanhasznosító Korlatólt Felelösséhü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA-Leasing Lupus Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA-CA Leasing MAR Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BACA-Leasing Midas Ingatlanhasznosító Korlatólt Felelösséhü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA-CA LEASING MODERATO d.o.o.	Ljubljana	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA Leasing Nekretnine d.o.o.	Banja Luka	1	Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00	30.00
BACA-Leasing Nero Ingatlanhasznosító Korlatólt Felelösséhü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA-Leasing Omikron Ingatlanhasznosító Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA-CA Leasing Polo, leasing d.o.o.	Ljubljana	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA-CA Leasing TechRent GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.00	99.00
BACA Leasing und Beteiligungsmanagement GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			CALG Immobilien Leasing GmbH	98.80	98.80

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
BACA-Leasing Ursus Ingatlanhasznositó Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA-CA Leasing Versicherungsservice GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA-CA Leasing Versicherungsservice GmbH & Co. KG	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BA-CA Luna Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BACAL Versicherungsservice Holding GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA Minerva Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA Minos Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BACA Mobilien und LKW Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BACA PEGASUS Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			CALG Immobilien Leasing GmbH	74.80	74.80
BA-CA Polaris Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BA-CA Presto Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BACA Real Estate s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00	30.00
BACA Romus s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00	30.00
BA CA SECUND Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BA-CA Zega Leasing-Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BA Creditanstalt Bulus EOOD	Sofia	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
"BA Creditanstalt Leasing Alpha" d.o.o.	Belgrade	1	"HVB Banka Srbija i Crna Gora" A.D.	100.00	100.00
"BA-Creditanstalt Leasing Angla" Sp. z.o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
"BA-Creditanstalt Leasing Delta" Sp. z.o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	75.00	75.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
"BA-Creditanstalt Leasing Ecos" Sp.z.o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
"BA-Creditanstalt Leasing Polus" Sp.z.o.o.	Warsaw	1	BACA Minerva Leasing GmbH	100.00	100.00
BA Eurolease Beteiligungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BAL Carina Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BAL Demeter Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80	99.80
BAL Helios Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BAL Hestia Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BAL Horus Immobilien Leasing GmbH	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80	99.80
BAL Hypnos Immobilien Leasing GmbH	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80	99.80
BAL Leto Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80	99.80
BAL Osiris Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BAL Pan Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
BAL Sobek Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80	99.80

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Banca Comerciala "Ion Tiriac" S.A.	Bucarest	1	Bank Austria Creditanstalt Aktiengesellschaft	50.00	50.00
Bank Austria Cayman Islands Ltd.	Georgetown	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Bank Austria Creditanstalt Aktiengesellschaft	Vienna	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	77.53	77.53
			UniCredito Italiano SpA	17.45	17.45
Bank Austria Creditanstalt d.d. Lubiana	Ljubljana	1	Bank Austria Creditanstalt Aktiengesellschaft	99.98	99.98
Bank Austria Creditanstalt KFZ Leasing GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	100.00	100.00
Bank Austria Creditanstalt Leasing Bauträger GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	90.00	90.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00	10.00
Bank Austria Creditanstalt Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	99.98	99.98
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Bank Austria Creditanstalt Leasing, leasing, d.o.o.	Ljubljana	1	Bank Austria Creditanstalt d.d. Ljubljana	9.90	9.90
			Bank Austria Creditanstalt Leasing GmbH	90.10	90.10
Bank Austria Creditanstalt Mobilien Leasing GmbH	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Bank Austria Creditanstalt Real Invest GmbH	Vienna	1	A & B Banken-Holding GmbH	5.05	5.05
			Bank Austria Creditanstalt Aktiengesellschaft	94.95	94.95
Bank Austria Creditanstalt Wohnbaubank AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Bank Austria Hungaria Beta Leasing Kft.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	95.00	95.00
			Bank Austria Creditanstalt Leasing GmbH	5.00	5.00
Bank Austria Leasing Argo Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80	99.80
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Bank Austria Leasing Hera Immobilien Leasing GmbH	Vienna	1	MID Garagen GmbH	99.80	99.80
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Bank Austria Leasing Medea Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Bank Austria Trade Services Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Bank BPH Spolka Akcyjna	Krakau	1	Bank Austria Creditanstalt Aktiengesellschaft	71.03	71.03
Bankhaus Neelmeyer AG	Bremen	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
Banking Transaction Services s.r.o.	Prague	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Bankprivat AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Baulandentwicklung Gdst 1682/8 GmbH & Co OEG	Vienna	1	CALG Anlagen Leasing GmbH	1.00	1.00
			CALG Immobilien Leasing GmbH	99.00	99.00
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH	Munich	1	HVB Gesellschaft für Gebäude mbH & Co KG	100.00	100.00
Betaterra Gesellschaft für Immobilienverwaltung mbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	6.15	6.15
			HVB Immobilien AG	93.85	93.85

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung	Hamburg	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
BFZ (Overseas) Ltd. Cayman Islands	George Town	1	Bank Austria Cayman Islands Ltd.	100.00	100.00
BodeHewitt AG & Co. KG	Grünwald	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	72.25	72.25
Border Leasing Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
BPH Bank Hipoteczny S.A.	Warsaw	1	Bank BPH Spolka Akcyjna	99.94	99.94
			Final Holding Sp.Zo.o.	0.06	0.06
BPH Finance plc.	London	1	Bank BPH Spolka Akcyjna	100.00	100.00
BPH Investment Fund Company (BPH Towarzystwo Funduszy Inwestycyjnych S.A.)	Warsaw	1	BPH PBK Zarzadzanie Funduszami Sp.z.o.o.	50.14	50.14
			Capital Invest die Kapitalanlagesellschaft der Bank Austria/Creditanstalt Gruppe GmbH	49.86	49.86
BPH Leasing SA	Poznan	1	BPH PBK Leasing S.A.	100.00	100.00
BPH PBK Leasing S.A.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	19.90	19.90
			Bank BPH Spolka Akcyjna	80.10	80.10
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Business City Management GmbH	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CABET-Holding-Aktiengesellschaft	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
CABO Beteiligungsgesellschaft m.b.H.	Vienna	1	CABET-Holding-Aktiengesellschaft	100.00	100.00
CAC Full Service Leasing s.r.o.	Bratislava	1	CAC Leasing Slovakia a.s.	100.00	100.00
CAC Full Service Leasing, s.r.o.	Prague	1	CAC Leasing a.s.	100.00	100.00
CAC IMMO, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CAC Leasing a.s.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CAC Leasing Slovakia a.s.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	44.50	44.50
			CAC Leasing a.s.	35.20	35.20
			HVB Bank Slovakia a.s.	19.90	19.90
CAC poistovaci maklér, s.r.o.	Bratislava	1	BACAL Versicherungsservice Holding GmbH	19.68	19.68
			CAC Leasing Slovakia a.s.	80.32	80.32
CAC Pojist'ovací Maklérská spol. s.r.o.	Prague	1	CAC Leasing a.s.	100.00	100.00
CAC Real Estate, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA IB Corporate Finance Beratungs Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
CA IB International Markets AG	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Caibon.com Internet Services GmbH	Vienna	1	Bank Austria Trade Services Gesellschaft m.b.H.	100.00	100.00
CA IB Spolka Akcyjna	Warsaw	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
CA IB Securities S.A.	Warsaw	1	CA IB Polska Spolka Akcyjna	100.00	100.00
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelősségű Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Beta 2 Ingatlanhasznositó Korlatolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Euro s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Ovus s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Praha s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Senioren Park GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
CA-Leasing Terra poslovanje z nepremicninami d.o.o.	Ljubljana	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
CALG 307 Mobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80	98.80
CALG 443 Grundstückverwaltung GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80	98.80
			CALG Immobilien Leasing GmbH	1.00	1.00
CALG 451 Grundstückverwaltung GmbH	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80	99.80
CALG Alpha Grundstückverwaltung GmbH	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80	99.80
CALG Anlagen Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG	Munich	1	CALG Anlagen Leasing GmbH	99.90	99.90
CALG Anlagen Leasing GmbH & Co. OEG	Vienna	1	CALG Anlagen Leasing GmbH	99.00	99.00
			CALG Immobilien Leasing GmbH	1.00	1.00
CALG Delta Grundstückverwaltung GmbH	Vienna	1	CALG Anlagen Leasing GmbH	99.80	99.80
CALG Gamma Grundstückverwaltung GmbH	Vienna	1	CALG Immobilien Leasing GmbH	99.80	99.80
CALG Grundstückverwaltung GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			CALG Immobilien Leasing GmbH	74.80	74.80
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH	Vienna	1	CALG Anlagen Leasing GmbH	100.00	100.00
CALG Immobilien Leasing GmbH	Vienna	1	CALG Anlagen Leasing GmbH	99.80	99.80
CALG Minal Grundstückverwaltung GmbH	Vienna	1	CALG Anlagen Leasing GmbH	99.80	99.80
CAL-Papier Liegenschaftsnutzung Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Capital Invest die Kapitalanlagesellschaft der Bank Austria/Creditanstalt Gruppe GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Centra bau Verwertungsgesellschaft m.b.H. & Co. OEG	Vienna	1	CALG Anlagen Leasing GmbH	98.99	98.99
			CALG Immobilien Leasing GmbH	1.01	1.01

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Charade Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
Chefren Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Civitas Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Closed Joint Stock Company International Moscow Bank	Moscow	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	46.84	52.88
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	99.80	99.80
Contra Leasing-Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
			Jausern-Leasing Gesellschaft m.b.H.	25.00	25.00
Cristal Palace Real Estate, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	95.00	95.00
Cukor Liegenschaftsnutzung Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
DAB Bank AG	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	19.73	19.73
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	56.64	56.64
DEBO Leasing s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	90.00	90.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	10.00	10.00
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG	Munich	1	HVB Projekt GmbH	100.00	100.00
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG	Munich	1	HVB Projekt GmbH	100.00	100.00
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG	Munich	1	HVB Projekt GmbH	100.00	100.00
Direktanlage.at AG	Salzburg	1	DAB Bank AG	100.00	100.00
DLB LEASING s.r.o.	Prague	1	CAC Leasing a.s.	100.00	100.00
DLV Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Domus Bistro GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Domus Clean Reinigungs GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Domus Facility Management GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H	Berlin	1	Universale International Projektmanagement GmbH	100.00	100.00
DUODEC Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H.	Berlin	1	Universale International Projektmanagement GmbH	100.00	100.00
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Eurolease RAMSES Immobilien Leasing Gesellschaft m.b.H. & Co KEG	Vienna	1	Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	99.80	99.80
Expanda Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Fides Immobilien Treuhand Gesellschaft m.b.H.	Vienna	1	WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00	100.00
Financial Markets Service Bank GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
FMC Leasing Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
FM Grundstücksverwaltungs GmbH & Co. KG	Bad Homburg	1	CALG Immobilien Leasing GmbH	94.90	94.90
FMZ Sigma Projektentwicklungs GmbH	Vienna	1	MID Garagen GmbH	99.80	99.80
Folia Leasing Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	75.00	75.00
Fugato Leasing Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
GALA Grundstücksverwaltung Gesellschaft m.b.H.	Vienna	1	CALG Immobilien Leasing GmbH	99.80	99.80
GBS Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	CALG Anlagen Leasing GmbH	99.00	99.00
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80	98.80
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	37.30	37.30
			CALG Immobilien Leasing GmbH	37.50	37.50
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH	Munich	1	TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG	100.00	100.00
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Golf- und Country Club Seddiner See Immobilien GmbH	Berlin	1	HVB Projekt GmbH	94.00	94.00
GRAND INVESTICIJE d.o.o. za promet nekretninama	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Großkugel Immobilien- und Projektentwicklungs GmbH	Munich	1	HVB Projekt GmbH	100.00	100.00
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland)	Munich	1	TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG	98.24	98.24
Grundstücksverwaltung Linz-Mitte GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Grundstücksverwaltungsgesellschaft m.b.H. & Co.KG	Dornbirn	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
GRUWA Grundbau und Wasserbau GmbH	Berlin	1	Universale International Realitäten GmbH	100.00	100.00
Hebros Auto E.O.O.D.	Sofia	1	Hebros Leasing E.A.D.	100.00	100.00
Hebros Bank AD	Plovdiv	1	Bank Austria Creditanstalt Aktiengesellschaft	99.91	99.91
Hebros Leasing E.A.D.	Sofia	1	Bank Austria Creditanstalt Leasing GmbH	51.00	51.00
			Hebros Bank AD	49.00	49.00
Herku Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
HFP Ingatlanhasznosító Zártkörüen Müködö Részvénytársaság	Budapest	1	HVB-Leasing Hamlet Ingatlanhasznosító Korlátolt Felelösségü Társaság	100.00	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
Hoka Leasing-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	74.80	74.80
Honeu Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
Hotel Heiligenblut Betriebs GmbH NfG. KG	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	1.00	1.00
			Bank Austria Creditanstalt Leasing GmbH	99.00	99.00
HVB AGENT d.o.o.	Zagreb	1	BACAL Versicherungsservice Holding GmbH	20.00	20.00
			HVB Leasing Croatia d.o.o. za leasing	80.00	80.00
HVB Alternative Financial Products AG	Vienna	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Asset Management Holding GmbH	Munich	1	HVB Verwa 4 GmbH	100.00	100.00
HVB AUTO LEASING EOOD	Sofia	1	HVB LEASING OOD	100.00	100.00
"HVB Banka Srbija i Crna Gora" A.D.	Belgrade	1	A & B Banken-Holding GmbH	0.43	0.43
			Bank Austria Creditanstalt Aktiengesellschaft	99.57	99.57
HVB Bank Biochim AD	Sofia	1	Bank Austria Creditanstalt Aktiengesellschaft	99.79	99.79
HVB Bank Czech Republic a.s.	Prague	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
HVB Bank Hungary Zrt.	Budapest	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
HVB Bank Latvia AS	Riga	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Bank Romania S.A.	Bucarest	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	0.03	0.03
			Bank Austria-CEE BeteiligungsgmbH	0.03	0.03
			Bank Austria Creditanstalt Aktiengesellschaft	49.87	49.87
			Bank Austria Creditanstalt Leasing GmbH	0.03	0.03
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	0.03	0.03
HVB Bank Slovakia a.s.	Bratislava	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
HVB Banque Luxembourg Société Anonyme	Luxembourg	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	..	..
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Capital Asia Limited	Hong Kong	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Capital LLC	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Capital LLC II	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Capital LLC III	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Capital LLC V	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00	50.00
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00	50.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
HVB Capital LLC VI	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Capital LLC VII	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Capital LLC VIII	Wilmington	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00	50.00
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	50.00	50.00
HVB Capital Partners AG	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Central Profit Banka d.d.	Sarajevo	1	Bank Austria Creditanstalt Aktiengesellschaft	80.85	80.85
HVB CESAR d.o.o. Beograd	Belgrade	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB Full Service d.o.o. Beograd	Belgrade	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB Gesellschaft für Gebäude mbH & Co KG	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Global Assets Company, L.P.	City of Dover County of Kent Delaware	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	..	0.01
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	..	0.01
			Bayerische Hypo- und Vereinsbank Aktiengesellschaft	4.99	4.97
			HVB Global Assets Company (GP), LLC	0.01	0.01
HVB Hong Kong Limited	Hong Kong	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Immobilien AG	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Information Services GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Investments (UK) Limited	George Town	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Jelzálogbank Rt.	Budapest	1	HVB Bank Hungary Zrt.	99.97	99.97
			Sas - Real KFT	0.03	0.03
HVB-Leasing Aida Ingatlanhasznositó Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	96.67	96.67
			Business City Management GmbH	3.33	3.33
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB-Leasing Biztositasi Alkusz Szolgáltató Karlátolt Felelösségü Társaság	Budapest	1	BACAL Versicherungsservice Holding GmbH	20.00	20.00
			HVB Leasing Hungary Kereskedlmi Korlátolt Felelsség Társaság	80.00	80.00
HVB Leasing CPB d.o.o.	Sarajevo	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB Leasing Croatia d.o.o. za leasing	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB Leasing Czech Republic s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
HVB-Leasing Dante Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB Leasing d.o.o.	Sarajevo	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
"HVB Leasing" d.o.o. Beograd	Belgrade	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB-Leasing Fidelio Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB-Leasing Forte Ingatlanhasznosító Kartátolt Felelsség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB-Leasing GARO Kft.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB Leasing GmbH	Hamburg	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB-Leasing Hamlet Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB-Leasing Hermes Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB Leasing Hungary Kereskedlmi Korlátolt Felelsség Társaság	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	3.33	3.33
			Bank Austria Creditanstalt Leasing GmbH	96.67	96.67
HVB Leasing Hungary Zrt.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	2.00	2.00
			Bank Austria Creditanstalt Leasing GmbH	98.00	98.00
HVB Leasing Imobiliar s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB-Leasing Ingatlanhasznosító Nano Kft.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB-Leasing Ingatlanhasznosító Sole Kft.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB Leasing Insurance Broker Bulgaria OOD	Sofia	1	BACAL Versicherungsservice Holding GmbH	20.00	20.00
			HVB LEASING OOD	80.00	80.00
HVB Leasing Insurance Broker s.r.l.	Bucarest	1	BA-CA Leasing Versicherungsservice GmbH	99.80	99.80
HVB Leasing Jupiter Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
			BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
HVB-Leasing LAMOND Ingatlanhasznosító Kft.	Budapest	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB-Leasing Maestoso Ingatlanhasznosító Kartátolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	71.61	71.61
			Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	28.39	28.39
HVB Leasing Max Ingatlanhasznosító Korlátolt Felelsség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB LEASING OOD	Sofia	1	Bank Austria Creditanstalt Leasing GmbH	90.00	90.00
			Hvb Bank Biochim AD	10.00	10.00
HVB-Leasing Othello Ingatlanhasznosító Kft	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	96.67	96.67
			Business City Management GmbH	3.33	3.33

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
HVB Leasing Real Estate Bratislava s.r.o.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felel sség Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB-Leasing Romania s.r.l.	Bucarest	1	Bank Austria Creditanstalt Leasing GmbH	80.00	80.00
			HVB Bank Romania S.A.	20.00	20.00
HVB Leasing Slovakia s.r.o.	Bratislava	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	100.00	100.00
HVB-Leasing Sport Ingatlanhasznosító Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB Leasing TOB	Kiev	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	30.00	30.00
			Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
HVB Payments & Services GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Projekt GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	6.00	6.00
			HVB Immobilien AG	94.00	94.00
HVB Risk Management Products Inc.	New York	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
"HVB SUPER LEASING" EOOD	Sofia	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
HVB Tecta GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	6.00	6.00
			HVB Immobilien AG	94.00	94.00
HVB U.S. Finance Inc.	New York	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVB Verwa 4.4 GmbH	Munich	1	HVB Verwa 4 GmbH	100.00	100.00
HVB Verwa 4 GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
HVZ GmbH & Co. Objekt KG	Munich	1	Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	100.00	100.00
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße	Munich	1	HVB Gesellschaft für Gebäude mbH & Co KG	100.00	100.00
Hypo stavebni sporitelna a.s.	Prague	1	HVB Bank Czech Republic a.s.	60.00	60.00
			Vereinsbank Victoria Bauspar Aktiengesellschaft	40.00	40.00
Hypo (UK) Holdings Limited	London	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
			HVB Immobilien AG	..	..
HypoVereinsFinance N.V.	Amsterdam	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
"HypoVereins Immobilien" EOOD	Sofia	1	HVB Bank Biochim AD	100.00	100.00
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	74.80	74.80
			Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
INDEXCHANGE Investment AG	Unterföhring bei München	1	HVB Verwa 4.4 GmbH	100.00	100.00
Inprox Chomutov, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Inprox Karlovy Vary s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
INPROX Kladno, s.r.o.	Prague	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
INPROX Poprad, Spol. s.r.o.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	70.00	70.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	30.00	30.00
INPROX SR I., spol. s.r.o.	Bratislava	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Internationales Immobilien-Institut GmbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	94.00	94.00
Interra Gesellschaft für Immobilienverwaltung mbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	6.15	6.15
			HVB Immobilien AG	93.85	93.85
Intro Leasing Gesellschaft m.b.H.	Vienna	1	Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00	100.00
ISB Universale Bau GmbH	Brandenburg	1	Universale International Realitäten GmbH	100.00	100.00
Jausern-Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Joint Stock Commercial Bank HVB Bank Ukraine	Kiev	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
KADMOS Immobilien Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG	Munich	1	HVB Projekt GmbH	100.00	100.00
Kunsthaus Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	95.00	95.00
			Kutra Grundstücksverwaltungs-Gesellschaft m.b.H.	5.00	5.00
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80	99.80
Lagermax Leasing GmbH	Salzburg	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Lagev Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Largo Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Vape Communa Leasinggesellschaft m.b.H.	98.80	98.80
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	99.00	99.00
LEASFINANZ GmbH	Vienna	1	LF Beteiligungen GmbH	100.00	100.00
LEASFINANZ Mobilienvermietung GmbH	Vienna	1	LEASFINANZ GmbH	100.00	100.00
Legato Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
Lelev Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
LF Beteiligungen GmbH	Vienna	1	BACA Leasing und Beteiligungsmanagement GmbH	100.00	100.00
Limited Liability Company "B.A. Real Estate"	Moscow	1	Closed Joint Stock Company International Moscow Bank	100.00	100.00
LINO Hotel-Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Lipark Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
Liva Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Martianez Comercial S.A.	Puerto de la Cruz	1	BACA PEGASUS Leasing GmbH	99.96	99.96

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG	Vienna	1	Bank Austria Creditanstalt Mobilien Leasing GmbH	98.04	98.04
MBC Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
MID Garagen GmbH	Vienna	1	Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	99.80	99.80
MIK Beta Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
MIK Ingatlankezelö Kft.	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
MM Omega Projektentwicklungs GmbH	Vienna	1	MID Garagen GmbH	99.80	99.80
Mögra Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
Nage Lokalvermietungsgesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Nata Immobilien-Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	6.00	6.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	51.50	51.50
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	95.00	95.00
Nordinvest Norddeutsche Investment-Gesellschaft mbH	Hamburg	1	Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung	100.00	100.00
Nova Banjalucka Banka AD	Banja Luka	1	Bank Austria Creditanstalt Aktiengesellschaft	90.90	90.90
Oct Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
OLG 92 - Mobilien- und Anlagenleasing GmbH	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
OLG Handels- und Beteiligungsverwaltungsgesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
OLG Industriegüter Leasing GmbH & Co.KG	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	86.12	100.00
OLG - Mobilien- und Anlagenleasing Gesellschaft m.b.H.	Vienna	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	6.00	6.00
			HVB Immobilien AG	94.00	94.00
OOO "IMB Leasing Company"	Moscow	1	Closed Joint Stock Company International Moscow Bank	100.00	100.00
Optima Financial Services E.O.O.D.	Sofia	1	Hebros Bank AD	100.00	100.00
Orestos Immobilien-Verwaltungs GmbH	Munich	1	HVB Projekt GmbH	100.00	100.00
Othmarschen Park Hamburg GmbH & Co. Centerpark KG	Munich	1	HVB Projekt GmbH	10.00	10.00
			T & P Frankfurt Development B.V.	30.00	30.00
			T & P Vastgoed Stuttgart B.V.	60.00	60.00
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG	Munich	1	HVB Projekt GmbH	10.00	10.00
			T & P Frankfurt Development B.V.	30.00	30.00
			T & P Vastgoed Stuttgart B.V.	60.00	60.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
PARUS Gesellschaft für Immobilienverwaltung mbH	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	6.00	6.00
			HVB Immobilien AG	94.00	94.00
Parzhof-Errichtungs- und Verwertungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	0.20	0.20
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	99.60	99.80
PAZONYI D98 Ingatlanhasznosító Korlátolt Felelösségü Társaság	Budapest	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
PELOPS Leasing Gesellschaft m.b.H.	Vienna	1	Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	99.80	99.80
Piana Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Polimar 13 Spólka z orgranczon odpowiedzialno ci	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Polimar 6 Spólka z oraniczon odpowiedzialno ci	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	Munich	1	HVB Gesellschaft für Gebäude mbH & Co KG	100.00	100.00
Posato Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80	99.00
Prim Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	74.80	74.80
			Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
QUADEC Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Quart Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	CALG Anlagen Leasing GmbH	99.80	99.80
Quint Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Rana-Liegenschaftsverwertung GmbH	Vienna	1	Universale International Realitäten GmbH	99.90	99.90
"Real Estate Management Poland" Sp. z o.o.	Warsaw	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Real-Rent Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Regev Realitätenverwertungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	5.00	5.00
			Bank Austria Creditanstalt Leasing GmbH	94.80	94.80
Roncasa Immobilien-Verwaltungs GmbH	Munich	1	HVB Projekt GmbH	90.00	90.00
Rondo Leasing GmbH	Vienna	1	WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00	100.00
RSB Anlagenvermietung Gesellschaft m.b.H.	Vienna	1	CALG Immobilien Leasing GmbH	99.80	99.80
RUBATO LEASING drusto s ograni enom odgovornos u za leasing	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
RWF Real - Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft	Vienna	1	CALG Immobilien Leasing GmbH	99.83	-
			Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H.	0.17	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum	Munich	1	Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	97.78	97.78
			TIVOLI Grundstücks-Aktiengesellschaft	2.22	2.22
Savka Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
Schoellerbank Aktiengesellschaft	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Seca-Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			CALG Delta Grundstückverwaltung GmbH	74.80	74.80
Sedec Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Sext Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	CALG Delta Grundstückverwaltung GmbH	99.80	99.80
Shopping Center Györ Errichtungs und Betriebsgesellschaft mbH	Budapest	1	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	5.00	5.00
			Business City Management GmbH	95.00	95.00
SHS Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	98.80	98.80
Sigma Leasing GmbH	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	0.40	0.40
			CALG Anlagen Leasing GmbH	99.40	99.40
Sirius Immobilien- und Projektentwicklungs GmbH	Munich	1	HVB Projekt GmbH	5.00	5.00
			Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG	95.00	95.00
Solaris Verwaltungsgesellschaft mbH & Co. Vermietungs KG	Munich	1	Orestos Immobilien-Verwaltungs GmbH	94.90	94.90
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG	Munich	1	HVB Projekt GmbH	100.00	100.00
Sonata Leasing-Gesellschaft m.b.H.	Vienna	1	Arno Grundstücksverwaltungs Gesellschaft m.b.H.	1.00	1.00
			Bank Austria Creditanstalt Leasing GmbH	98.80	98.80
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	100.00	100.00
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	75.80	75.80
			Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	24.00	24.00
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG	Munich	1	HVB Tecta GmbH	75.00	75.00
Terz Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
TIVOLI Grundstücks-Aktiengesellschaft	Munich	1	Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG	99.67	99.67
T & P Frankfurt Development B.V.	Amsterdam	1	HVB Projekt GmbH	87.50	87.50
T & P Vastgoed Stuttgart B.V.	Amsterdam	1	HVB Projekt GmbH	87.50	87.50
Tredec Z Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Ufficium Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	95.00	95.00
			Kutra Grundstücksverwaltungs-Gesellschaft m.b.H.	5.00	5.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
UIB Universale Bau Holding Gesellschaft m.b.H.	Berlin	1	ISB Universale Bau GmbH	100.00	100.00
Unicom Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Universale International Realitäten GmbH	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Universale International Gesellschaft m.b.H.	Vienna	1	Universale International Realitäten GmbH	100.00	100.00
Universale International Poland Sp.zo.o.	Warsaw	1	Universale International Gesellschaft m.b.H.	99.57	99.57
			Universale International Realitäten GmbH	0.43	0.43
Universale International Projektszervezesi Kft.	Budapest	1	Universale International Gesellschaft m.b.H.	99.69	99.69
			Universale International Realitäten GmbH	0.31	0.31
Universale International Projektmanagement GmbH	Berlin	1	Universale International Gesellschaft m.b.H.	100.00	100.00
Universale International spol s.r.o.	Prague	1	Universale International Gesellschaft m.b.H.	100.00	100.00
Vape Communa Leasinggesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	25.00	25.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	74.80	74.80
Vereinsbank Victoria Bauspar Aktiengesellschaft	Munich	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	70.00	70.00
Visa-Service Kreditkarten Aktiengesellschaft	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	50.10	50.10
WAVE Solutions Information Technology GmbH.	Vienna	1	Bank Austria Creditanstalt Aktiengesellschaft	100.00	100.00
Westfalenbank Aktiengesellschaft	Bochum	1	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	100.00	100.00
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Wüba Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Zagra Leasing d.o.o. za financiranje	Zagreb	1	Bank Austria Creditanstalt Leasing GmbH	100.00	100.00
ZAO "IMB-Leasing"	Moscow	1	Closed Joint Stock Company International Moscow Bank	100.00	100.00
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	99.80	99.80
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	CALG Grundstückverwaltung GmbH	99.80	99.80
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Gebäudeleasing Grundstücksverwaltungsgesel lschaft m.b.H.	99.80	99.80
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	GALA Grundstücksverwaltung Gesellschaft m.b.H.	99.80	99.80
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	MID Garagen GmbH	99.80	99.80
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	BA Eurolease Beteiligungsgesellschaft m.b.H.	99.80	99.80
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	BACA Leasing und Beteiligungsmanagement GmbH	100.00	100.00
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H.	Vienna	1	Bank Austria Creditanstalt Leasing GmbH	99.80	99.80
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H.	Berlin	1	Universale International Projektmanagement GmbH	100.00	100.00
B) COMPANIES RECOGNISED UNDER PROPORTIONATE CONSOLIDATION					
PRIVATE BANKING DIVISION					
Orbit Asset Management Limited	Hamilton	7	Pioneer Alternative Investment Management (Bermuda)	50.00	50.00
NEW EUROPE DIVISION					
KOC GROUP					
Koc Bank As	Istanbul	7	Koc Finansal Hizmetler As	49.89	49.89
Koc Finansal Hizmetler As	Istanbul	7	UniCredito Italiano SpA	50.00	50.00
Koc Portfoy Yonetimi As	Barbaros Bulvari	7	Koc Bank As	..	..
			Koc Yatirim Menkul Degerler A.S.	49.94	49.94
Koc Yatirim Menkul Degerler A.S.	Istanbul	7	Koc Finansal Hizmetler As	49.96	49.96
Kocbank Azerbaijan Ltd	Baku	7	Koc Finansal Hizmetler As	49.90	49.90
			Koc Yatirim Menkul Degerler A.S.	0.05	0.05
			Koclease - Koc Finansal Kiralama As	0.05	0.05
Kocbank Nederland Nv	Amsterdam	7	Koc Finansal Hizmetler As	50.00	50.00
Kocfaktor - Koc Faktoring Hizmetleri As	Istanbul	7	Koc Finansal Hizmetler As	49.96	49.96
			Koclease - Koc Finansal Kiralama As	0.01	0.01
Koclease - Koc Finansal Kiralama As	Istanbul	7	Koc Finansal Hizmetler As	49.50	49.50
Stichting Custody Services Kbn	Amsterdam	7	Kocbank Nederland Nv	50.00	50.00
Yapi Kredi Bank Deutschland Ag	Frankfurt	7	Yapi Kredi Bankasi As	11.61	11.61
			Yapi Kredi Holding Bv	21.13	21.13
Yapi Kredi Bank Nederland Nv	Amsterdam	7	Yapi Kredi Holding Bv	33.58	33.58

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Yapi Kredi Bankasi As	Istanbul	7	Koc Bank As	33.58	33.58
Yapi Kredi Emeklilik As	Istanbul	7	Yapi Kredi Bankasi As	..	..
			Yapi Kredi Faktoring As	0.01	0.01
			Yapi Kredi Sigorta As	31.53	31.53
			Yapi Kredi Yatirim Menkul Degerler As	0.01	0.01
Yapi Kredi Faktoring As	Istanbul	7	Yapi Kredi Bankasi As	33.57	33.57
Yapi Kredi Finansal Kiralama Ao	Istanbul	7	Yapi Kredi Bankasi As	0.09	0.09
			Yapi Kredi Emeklilik As	32.95	32.95
Yapi Kredi Holding Bv	Amsterdam	7	Yapi Kredi Bankasi As	33.58	33.58
Yapi Kredi Moscow	Moscow	7	Yapi Kredi Bank Deutschland Ag	0.05	0.05
			Yapi Kredi Bankasi As	33.53	33.53
			Yapi Kredi Finansal Kiralama Ao	..	..
Yapi Kredi Portfoy Yonetimi As	Istanbul	7	Yapi Kredi Bankasi As	10.07	10.07
			Yapi Kredi Emeklilik As	5.04	5.04
			Yapi Kredi Yatirim Menkul Degerler As	16.56	16.56
Yapi Kredi Sigorta As	Istanbul	7	Yapi Kredi Bankasi As	4.03	4.03
			Yapi Kredi Faktoring As	2.67	2.67
			Yapi Kredi Yatirim Menkul Degerler As	24.85	24.85
Yapi Kredi Yatirim Menkul Degerler As	Istanbul	7	Yapi Kredi Bankasi As	..	..
			Yapi Kredi Finansal Kiralama Ao	33.58	33.58
Yapi Kredi Yatirim Ortakligi As	Istanbul	7	Yapi Kredi Bankasi As	3.72	3.72
			Yapi Kredi Yatirim Menkul Degerler As	15.10	15.10
C) COMPANIES VALUED AT EQUITY					
RETAIL BANKING DIVISION					
Aviva SpA	Milan	8	UniCredit Banca SpA	49.00	49.00
Creditras Assicurazioni SpA	Milan	8	UniCredit Banca SpA	50.00	50.00
Creditras Vita SpA	Milan	8	UniCredit Banca SpA	50.00	50.00
UniCredit Clarima A.D.	Sofia	1	Bulbank Ad	49.90	49.90
			UniCredit Clarima Banca SpA	50.10	50.10
INVESTMENT BANKING DIVISION					
UniCredit China Capital Ltd	Hong Kong	1	UniCredit Banca Mobiliare SpA	51.00	51.00
PRIVATE BANKING DIVISION					
S.S.I.S. - Società Servizi Informatici Sammarines	Borgo Maggiore	8	Banca Agricola Commerciale Della R.S.M. Sa	50.00	50.00
UniCredit (Suisse) Trust Sa	Lugano	1	UniCredit (Suisse) Bank Sa	100.00	100.00
UniCredit (U.K.) Trust Services Ltd	London	1	UniCredit Private Banking SpA	100.00	100.00
UniCredit Luxembourg Finance Sa	Luxembourg	1	UniCredit International Bank (Luxembourg) Sa	100.00	100.00
Xelion Servizi Srl	Turin	1	UniCredit Private Banking SpA	100.00	100.00

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
PIONEER GROUP					
Oak Ridge Investment Llc	Wilmington	8	Pioneer Institutional Asset Management Inc	49.00	49.00
NEW EUROPE DIVISION					
Zivnostenska Finance Bv	Amsterdam	1	Zivnostenska Banka As	100.00	100.00
PEKAO GROUP					
Anica System Sa	Lublin	8	Pekao Fundusz Kapitalowy Sp. Zoo	33.84	13.49
Central Poland Fund Llc	Delaware	1	Bank Pekao Sa	53.19	53.19
Fabryka Sprzetu Okretowego Meblomor Sa	Czarnkow	8	Pekao Fundusz Kapitalowy Sp. Zoo	23.81	23.81
Hotel Juan Iii Sobieski Sp. Z.O.O.	Warsaw	8	Bank Pekao Sa	37.50	37.50
Krajowa Izba Rozliczeniowa Sa	Warsaw	8	Bank Pekao Sa	22.96	22.96
Pirelli Pekao Real Estate Sp. Z O.O.	Warsaw	8	Bank Pekao Sa	25.00	25.00
ZABA GROUP					
Allianz Zb Doo Drustvo Za Upravljanje Dobrovolj	Zagreb	8	Zagrebacka Banka Dd	49.00	49.00
Allianz Zb Doo Drustvo Za Upravljanjie Obveznim	Zagreb	8	Zagrebacka Banka Dd	49.00	49.00
Upi Poslovni Sistem Doo	Sarajevo	1	UniCredit Zagrebacka Banka Dd	48.80	48.80
			Zane Bh Doo	12.39	12.39
KOC GROUP					
Banque De Commerce Et De Placements Sa	Geneva	2	Yapi Kredi Bankasi As	30.67	30.67
Yapi Kredi Koray Gayrimenkul Yatirim Ortakligi As	Istanbul	2	Yapi Kredi Bankasi As	30.45	30.45
GLOBAL BANKING SERVICE DIVISION					
Consorzio Se.Tel. Servizi Telematici In Liquidazione	Naples	8	Quercia Software SpA	33.33	33.33
Lamaione Srl	Milan	8	UniCredit Real Estate SpA	16.36	16.36
OTHER COMPANIES					
Consortium Srl	Milan	8	UniCredito Italiano SpA	31.24	31.24
Consorzio Caricese	Bologna	8	Banca Agricola Commerciale Della R.S.M. Sa	0.17	0.17
			UniCredit Banca d'Impresa SpA	0.07	0.07
			UniCredit Banca Per La Casa SpA	0.07	0.07
			UniCredit Banca SpA	0.07	0.07
			UniCredit Clarima Banca SpA	0.07	0.07
			UniCredit Private Banking SpA	0.07	0.07
			UniCredit Xelion Banca SpA	0.07	0.07
			UniCredito Italiano SpA	33.11	33.11
Fidia Sgr SpA	Milan	8	UniCredito Italiano SpA	25.00	25.00
Iniziative Urbane SpA	Trento	8	UniCredito Italiano SpA	27.78	27.78
Liseuro SpA	Udine	8	UniCredito Italiano SpA	35.11	35.11
S.F.E.T. - Società Friulana Esazione Tributi SpA	Udine	8	UniCredito Italiano SpA	33.33	33.33

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity continued

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Serin Srl	Trento	8	UniCredito Italiano SpA	20.00	20.00
Sviluppo Globale Geie	Rome	8	UniCredito Italiano SpA	25.00	25.00
Synesis Finanziaria SpA	Turin	8	UniCredito Italiano SpA	25.00	25.00
UniCredit Audit (Ireland) Ltd	Dublin	1	UniCredit Audit SpA	100.00	100.00
Unimanagement Srl	Turin	1	UniCredito Italiano SpA	100.00	100.00
HYPOVEREINSBANK GROUP					
Adria Bank Aktiengesellschaft	Vienna	8	Bank Austria Creditanstalt Aktiengesellschaft	25.50	25.50
Bank Austria Creditanstalt Fuhrparkmanagement GmbH	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
Bank für Tirol und Vorarlberg Aktiengesellschaft	Innsbruck	8	Bank Austria Creditanstalt Aktiengesellschaft	4.44	4.93
			Bank Austria Creditanstalt Aktiengesellschaft	5.41	..
			CABO Beteiligungsgesellschaft m.b.H.	37.53	41.70
BKS Bank AG	Klagenfurt	8	Bank Austria Creditanstalt Aktiengesellschaft	1.14	..
			Bank Austria Creditanstalt Aktiengesellschaft	6.89	7.36
			CABO Beteiligungsgesellschaft m.b.H.	28.01	29.93
Bank Austria Leasing IMMORENT Immobilienleasing GmbH	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
Bausparkasse Wüstenrot Aktiengesellschaft	Salzburg	8	Bank Austria Creditanstalt Aktiengesellschaft	24.10	24.10
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	33.20	33.20
Eurolease Immorent Grundverwertungsgesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
HYPO-BA Leasing Süd GmbH	Klagenfurt	8	BA Eurolease Beteiligungsgesellschaft m.b.H.	50.00	50.00
KRAJOWA IZBA ROZLICZENIOWA SA	Warsaw	8	Bank BPH Spolka Akcyjna	11.48	11.48
Immorent-Theta Grundverwertungsgesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
INPROX Osijek d.o.o.	Zagreb	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H.	Gerasdorf	8	BA Eurolease Beteiligungsgesellschaft m.b.H.	40.00	40.00
LBL drei Grundstückverwaltung Gesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Mobilien Leasing GmbH	33.40	33.40
Liba Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	1.00	1.00
			Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	49.00	49.00
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
Oberbank AG	Linz	8	Bank Austria Creditanstalt Aktiengesellschaft	1.10	1.25
			Bank Austria Creditanstalt Aktiengesellschaft	3.12	..
			CABO Beteiligungsgesellschaft m.b.H.	29.37	33.39
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	8	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
Oesterreichische Kontrollbank Aktiengesellschaft	Vienna	8	Bank Austria Creditanstalt Aktiengesellschaft	16.14	16.14
			CABET-Holding-Aktiengesellschaft	24.75	24.75
			Schoellerbank Aktiengesellschaft	8.26	8.26
Palatin Grundstückverwaltungs Gesellschaft m.b.H.	Stockerau	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
Purge Grundstücksverwaltungs-Gesellschaft m.b.H.	Vienna	8	Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH	50.00	50.00

COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY	EQUITY %	VOTING RIGHTS
Ramius HVB Partners LLC	Delaware	8	HVB Alternative Advisors LLC	24.89	24.89
Rembra Leasing Gesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
RENAULT LEASING CZ, s.r.o.	Prague	8	CAC Leasing a.s.	50.00	50.00
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H.	Vienna	8	Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.	50.00	50.00
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft m.b.H.	Graz	8	Bank Austria Creditanstalt Leasing GmbH	33.33	33.33
Schulerrichtungsgesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
Steyba Grundstücksverwaltungsgesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Leasing GmbH	50.00	50.00
Union Versicherungs-Aktiengesellschaft	Vienna	8	Bank Austria Creditanstalt Aktiengesellschaft	10.00	10.00
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H.	Vienna	8	Bank Austria Creditanstalt Aktiengesellschaft	1.00	1.00
CGE Power Limited	London	8	Bayern Power Limited	33.33	33.33
Crown Westfalen Credit Services GmbH	Bochum	8	Westfalen Credit Services GmbH	50.00	50.00
Global Life Science Limited Partnership	St. Peter Port Guernsey	8	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	23.84	23.84
GLS (GP) Limited	St. Peter Port	8	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	15.12	15.12
Heizkraftwerk Cottbus Verwaltungs GmbH	Munich	8	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	33.33	33.33
Heizkraftwerke-Pool-Verwaltungs-GmbH	Munich	8	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	33.33	33.33
Interfinanziaria S. A.	Paradiso-Lugano	8	HVB Banque Luxembourg Société Anonyme	33.30	33.30
MemIQ i.I.	Haar	8	Bayerische Hypo- und Vereinsbank Aktiengesellschaft	46.65	46.65
N665UA Offshore GP, LLC	Wilmington Delaware	8	BD Industrie-Beteiligungsgesellschaft mbH	33.33	33.33
N665UA Offshore OP, L.P.	Wimington Delaware	8	BD Industrie-Beteiligungsgesellschaft mbH	33.20	..
Notartreuhandbank AG	Vienna	8	Bank Austria Creditanstalt Aktiengesellschaft	25.00	25.00
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH	Stuttgart	8	Bank Austria Creditanstalt Aktiengesellschaft	50.00	50.00
SP Projektentwicklung Schönefeld GmbH & Co. KG	Stuttgart	8	Bank Austria Creditanstalt Aktiengesellschaft	50.00	50.00
UBF Mittelstandsfinanzierungs AG	Vienna	8	Bank Austria Creditanstalt Aktiengesellschaft	24.10	24.10
Udeko Handelsgesellschaft mbH	Luxembourg	8	HVB Banque Luxembourg Société Anonyme	24.90	24.90

1 = majority of voting rights at ordinary shareholders' meeting
2 = dominant influence at ordinary shareholders' meeting
3 = shareholders' agreement
4 = other types of control
5 = centralised management pursuant to paragraph 1 of art. 26 of "Legislative decree 87/92"
6 = centralised management pursuant to paragraph 2 of art. 26 of "Legislative decree 87/92"
7 = joint control
8 = associates

Section 4 – Subsequent Events

No events have occurred after 30 June 2006 that would make it necessary to change the information given in the consolidated First Half Report.

Section 5 – Other Matters

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

These estimates and projections are regularly reviewed. Any changes arising out of this reappraisal are recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.

With regard to the exceptions specified in IFRS 1 and used on first time adoption of IFRS, please refer to the same Section 5 of the Notes to the Consolidated Accounts as at 31 December 2005.

A2) The Main Items of the Accounts

Since no changes have occurred in the classification and valuation of the main items, please refer to the same Part A2) of the Notes to the Consolidated Accounts as at 31 December 2005.



fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
libertà
sloboda
liberté
Freiheit
transparency
átláthatóság
trasparenza
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

(Amounts in thousands of €)

Assets

Section 2 – Financial assets held for trading – Item 20

2.1 FINANCIAL ASSETS HELD FOR TRADING: BREAKDOWN				
	AMOUNTS AS AT 30.06.2006			AMOUNTS AS AT 31.12.2005
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	TOTAL
A) Financial assets (non-derivatives)				
1. Debt securities	44,970,082	13,095,772	58,065,854	62,610,958
1.1 Structured securities	*17,949,552*	*3,440,783*	*21,390,335*	*20,924,753*
- trading	*17,949,552*	*3,440,783*	*21,390,335*	*20,924,753*
1.2 Other debt securities	*27,020,530*	*9,654,989*	*36,675,519*	*41,686,205*
2. Equity instruments	8,499,647	880,967	9,380,614	10,851,213
3. Units in investment funds	3,165,343	1,816,127	4,981,470	1,975,398
4. Loans	38,364	22,478,694	22,517,058	24,090,239
5. Impaired assets	-	-	-	-
6. Assets sold but not derecognised	7,427,500	374,348	7,801,848	-
Total (A)	**64,100,936**	**38,645,908**	**102,746,844**	**99,527,808**
B) Derivative instruments				
1. Financial derivatives	8,181,019	62,669,769	70,850,788	72,110,136
2. Credit derivatives	-	975,940	975,940	648,756
Total (B)	**8,181,019**	**63,645,709**	**71,826,728**	**72,758,892**
Total (A+B)	**72,281,955**	**102,291,617**	**174,573,572**	**172,286,700**

Section 3 – Financial assets at fair value through profit or loss – Item 30

3.1 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS: BREAKDOWN				
	AMOUNTS AS AT 30.06.2006			AMOUNTS AS AT 31.12.2005
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	TOTAL
1. Debt securities	16,879,284	6,841,480	23,720,764	19,807,409
2. Equity instruments	110,402	68	110,470	53,606
3. Units in investment funds	411,743	1,494,755	1,906,498	2,661,766
4. Loans	8,046	28,996	37,042	48,896
5. Impaired assets	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-
Total	**17,409,475**	**8,365,299**	**25,774,774**	**22,571,677**

Section 4 - Available for sale financial assets - Item 40

4.1 AVAILABLE-FOR-SALE FINANCIAL ASSETS: BREAKDOWN				
	AMOUNTS AS AT			
	30.06.2006		31.12.2005	
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED
1. Debt securities	14,127,903	2,305,597	15,582,194	2,037,422
2. Equity securities	4,217,147	3,597,072	4,126,170	3,450,845
2.1 designated at fair value	*4,217,131*	*3,578,053*	*4,126,170*	*3,426,974*
2.2 carried at cost	*16*	*19,019*	-	*23,871*
3. Units in investment funds	158,486	603,351	228,520	828,614
4. Loans	24	1,664,034	378,071	1,255,675
5. Impaired assets	-	-	-	955
6. Assets sold but not derecognised	170,037	-	-	-
Total	**18,673,597**	**8,170,054**	**20,314,955**	**7,573,511**

Section 5 - Held-to-maturity investments - Item 50

5.1 HELD-TO-MATURITY INVESTMENTS: BREAKDOWN		
	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	30.06.2006	31.12.2005
1. Debt securities	10,336,009	11,832,825
2. Loans	448,611	65,142
3. Impaired assets	-	-
4. Assets sold but not derecognised	-	-
Total (carrying value)	**10,784,620**	**11,897,967**

Section 6 – Loans and receivables with banks – Item 60

6.1 LOANS AND RECEIVABLES WITH BANKS: BREAKDOWN

TYPES OF TRANSACTIONS/INSTRUMENTS	AMOUNTS AS AT 30.06.2006	AMOUNTS AS AT 31.12.2005
A. Loans to Central Banks	**9,018,124**	**11,119,989**
1. Time deposits	74,837	140,491
2. Compulsory reserves	7,023,747	8,985,825
3. Repos	373,263	556,627
4. Other	1,546,277	1,437,046
B. Loans to Banks	**76,060,997**	**64,979,486**
1. Current accounts and demand deposits	12,315,162	8,943,240
2. Time deposits	25,055,112	20,340,563
3. Other loans	37,947,859	33,106,278
4. Debt securities	613,511	2,377,168
5. Impaired assets	129,353	212,237
6. Assets sold but not derecognised	-	-
Total (carrying value)	**85,079,121**	**76,099,475**

Section 7 – Loans and receivables with customers – Item 70

7.1 LOANS AND RECEIVABLES WITH CUSTOMERS: BREAKDOWN

TYPES OF TRANSACTIONS/INSTRUMENTS	AMOUNTS AS AT 30.06.2006	AMOUNTS AS AT 31.12.2005
1. Current accounts	53,811,627	49,829,754
2. Repos	3,465,389	2,884,589
3. Mortgages	163,151,900	165,126,832
4. Credit cards and personal loans, incl. loans guaranteed by salary	11,492,847	7,283,916
5. Finance leases	14,821,301	13,440,643
6. Factoring	1,636,733	1,837,406
7. Other transactions	151,269,749	149,588,431
8. Debt securities	677,449	3,429,971
9. Impaired assets	15,213,730	18,150,996
10. Assets sold but not derecognised	14,607,713	14,980,310
Total (carrying value)	**430,148,438**	**426,552,848**

Section 15 – Non-current assets and disposal groups classified as held for sale – Item 150 (assets) and 90 (liabilities)

15.1 NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE: BREAKDOWN BY ASSETS

	AMOUNTS AS AT	
	30.06.2006	31.12.2005
A. Individual assets		
A.1 Equity investments	35,773	69,620
A.2 Tangible Assets (Property, Plant and Equipment)	15	-
A.3 Intangible assets	-	-
A.4 Other non-current assets	-	-
Total (A)	**35,788**	**69,620**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	-	226,328
B.2 Financial asset designated at fair value	-	-
B.3 Available for sale financial assets	3,416	193,016
B.4 Held to maturity investments	-	74,274
B.5 Loans and receivables with banks	3,573,299	169,067
B.6 Loans and receivables with customers	2,241,327	1,854,177
B.7 Equity investments	2,944	-
B.8 Tangible assets (Property, Plant and Equipment)	83,450	31,632
B.9 Intangible assets	980	67,110
B.10 Other assets	111,420	623,994
Total (B).	**6,016,836**	**3,239,598**
Total assets (A+B)	**6,052,624**	**3,309,218**
C. Liabilities associated with assets classified as held for sale		
C.1 Other liabilities	-	-
C.2 Securities	-	-
C.3 Other liabilities	-	-
Total (C).	-	-
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	1,274,556	443,575
D.2 Deposits from customers	2,598,469	1,360,436
D.3 Securities in issue	2,000	-
D.4 Financial liabilities held for trading	-	13,525
D.5 Financial liabilities designated at fair value	-	-
D.6 Provisions for risks and charges	40,608	23,199
D.7 Other liabilities	430,399	46,258
Total (D)	**4,346,032**	**1,886,993**
Total liabilities (C+D)	**4,346,032**	**1,886,993**

Section 1 - Deposits from banks - Item 10

1.1 DEPOSITS FROM BANKS: BREAKDOWN		
	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	30.06.2006	31.12.2005
1. Deposits from central banks	**6,637,687**	**6,209,674**
2. Deposits from banks	**129,164,510**	**135,472,771**
2.1 Current accounts and demand deposits	24,588,955	19,680,178
2.2 Time deposits	62,440,048	75,424,321
2.3 Loans	16,165,737	16,163,634
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Liabilities relating to assets sold but not derecognised	-	-
2.6 Other liabilities	25,969,770	24,204,638
Total	**135,802,197**	**141,682,445**

Section 2 - Deposits from customers - Item 20

2.1 DEPOSITS FROM CUSTOMERS: BREAKDOWN		
	AMOUNTS AS AT	
TYPE OF SECURITIES/VALUES	30.06.2006	31.12.2005
1. Current accounts and demand deposits	141,639,775	137,085,242
2. Time deposits	57,982,179	55,644,283
3. Deposits received in administration	140,152	150,596
4. Loans	10,987,375	11,331,147
5. Liabilities in respect of commitments to repurchase treasury shares	470	-
6. Liabilities relating to assets sold but not derecognised	14,960,011	8,938,881
7. Other liabilities	49,064,891	55,171,497
Total	**274,774,853**	**268,321,646**

Section 3 - Debt securities in issue - Item 30

3.1 DEBT SECURITIES IN ISSUE: BREAKDOWN

TYPE OF SECURITIES/VALUES	AMOUNTS AS AT 30.06.2006 CARRYING VALUE	AMOUNTS AS AT 31.12.2005 CARRYING VALUE
A. Listed securities	**136,355,282**	**134,215,417**
1. Bonds	119,682,200	115,089,262
2. Other securities	16,673,082	19,126,155
B. Unlisted securities	**63,433,641**	**59,710,701**
1. Bonds	32,784,480	30,049,727
2. Other securities	30,649,161	29,660,974
Total	**199,788,923**	**193,926,118**

Item 30 includes subordinated liabilities for € 24,980,558 thousands.

Section 4 - Financial liabilities held for trading - Item 40

4.1 FINANCIAL LIABILITIES HELD FOR TRADING: BREAKDOWN

TYPE OF SECURITIES/VALUES	AMOUNTS AS AT 30.06.2006 FAIR VALUE			AMOUNTS AS AT 31.12.2005 FAIR VALUE		
	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
A. Balance sheet liabilities (non derivatives)						
1. Deposits from banks	12,377,289	10,520,077	22,897,366	2,245,820	18,470,496	20,716,316
2. Deposits from customers	3,237,137	8,328,289	11,565,426	2,057,493	7,887,188	9,944,681
3. Debt securities	10,165,129	134,673	10,299,802	1,303,641	5,152,460	6,456,101
3.1 Bonds	*10,165,129*	*134,670*	*10,299,799*	*1,303,641*	*5,152,095*	*6,455,736*
3.2 Other securities	-	*3*	*3*	-	*365*	*365*
Total A	**25,779,555**	**18,983,039**	**44,762,594**	**5,606,954**	**31,510,144**	**37,117,098**
B. Derivative instruments						
1. Financial derivatives	6,277,794	63,712,583	69,990,377	8,690,919	60,502,992	69,193,911
2. Credit derivatives	-	1,188,022	1,188,022	-	782,627	782,627
Total B	**6,277,794**	**64,900,605**	**71,178,399**	**8,690,919**	**61,285,619**	**69,976,538**
Total A+B	**32,057,349**	**83,883,644**	**115,940,993**	**14,297,873**	**92,795,763**	**107,093,636**

Section 5 – Financial liabilities at fair value through profit or loss – Item 50

5.1 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS: BREAKDOWN

	AMOUNTS AS AT			
	30.06.2006 FAIR VALUE		31.12.2005 FAIR VALUE	
TYPE OF TRANSACTIONS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED
1. Deposits from banks	-	-	-	-
2. Deposits from customers	-	-	-	-
3. Debt securities	1,401,289	-	1,129,266	31
Total	**1,401,289**	**-**	**1,129,266**	**31**

Section 12 – Provisions for risks and charges – Item 120

12.1 PROVISIONS FOR RISKS AND CHARGES: BREAKDOWN

	AMOUNTS AS AT	
ITEMS/COMPONENTS	30.06.2006	31.12.2005
1. Pensions and other post retirement benefit obligations	**4,379,230**	**4,441,421**
2. Other provisions for risks and charges	**2,399,347**	**2,166,258**
2.1 Legal disputes	527,973	490,567
2.2 Staff expenses	151,956	148,162
2.3 Other	1,719,418	1,527,529
Total	**6,778,577**	**6,607,679**

No significant changes have occurred in respect of the legal disputes reported in the 2005 Accounts. The increase in other provisions was due to the first consolidation of the HVB Immobilien Group.

Section 15 – Shareholders' Equity

15.5 RESERVES FROM ALLOCATION OF PROFIT FROM PREVIOUS YEARS: OTHER INFORMATION

	AMOUNTS AS AT	
	30.06.2006	31.12.2005
Legal reserve	859,474	633,805
Statutory reserve	1,795,285	2,048,905
Other reserves	3,994,968	4,206,954
Total	**6,649,727**	**6,889,664**



fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
libertà
liberté
Freiheit
transparency
átláthatóság
trasparenza
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

Part C) Consolidated Profit and Loss Account

(amounts in thousands of €)

Section 1 – Interest income and expense – Items 10 and 20

1.1 INTEREST INCOME AND SIMILAR REVENUES: BREAKDOWN

ITEMS/TYPE	FIRST HALF 2006					FIRST HALF 2005
	UNIMPAIRED FINANCIAL ASSETS		IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	TOTAL
	DEBT SECURITIES	LOANS				
1. Financial assets held for trading	568,649	274,793	-	704	844,146	400,490
2. Financial assets at fair value through profit or loss	800,585	2,718	-	-	803,303	550,677
3. Available for sale financial assets	446,111	78	-	30	446,219	232,609
4. Held to maturity investments	416,008	2,728	-	-	418,736	138,950
5. Loans and receivables with banks	15,553	1,196,728	1	962	1,213,244	240,563
6. Loans and receivables with customers	15,350	10,347,869	119,259	1,713	10,484,191	3,618,888
7. Hedging derivatives	X	X	X	-	-	-
8. Financial assets sold but not derecognised	82,116	323,012	111	-	405,239	121,189
9. Other assets	X	X	X	243,275	243,275	47,747
Total	**2,344,372**	**12,147,926**	**119,371**	**246,684**	**14,858,353**	**5,351,113**

1.4 INTEREST EXPENSE AND SIMILAR CHARGES: BREAKDOWN

ITEMS/TYPE	FIRST HALF 2006				FIRST HALF 2005
	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	TOTAL
1. Deposits from banks	(1,709,226)	X	(181)	(1,709,407)	(387,277)
2. Deposits from customers	(3,196,827)	X	(2,495)	(3,199,322)	(703,327)
3. Debt securities in issue	X	(3,230,394)	-	(3,230,394)	(983,554)
4. Financial liabilities held for trading	(491,857)	(16,938)	-	(508,795)	(185,100)
5. Financial liabilities at fair value through profit or loss	-	(23)	-	(23)	-
6. Financial liabilities relating to assets sold but not derecognised	(141,389)	-	-	(141,389)	(81,773)
7. Other liabilities	X	X	(124,682)	(124,682)	(26,181)
8. Hedging derivatives	X	X	(72,399)	(72,399)	(397,923)
Total	**(5,539,299)**	**(3,247,355)**	**(199,757)**	**(8,986,411)**	**(2,765,135)**

Section 2 - Fee and commission income and expense - Items 40 and 50

2.1 FEE AND COMMISSION INCOME: BREAKDOWN		
	FIRST HALF	
TYPE OF SERVICE/SECTORS	2006	2005
a) guarantees given	**188,836**	**74,587**
b) credit derivatives	**23,196**	**22**
c) management, brokerage and consultancy services:	**2,614,032**	**1,298,839**
1. securities trading	240,100	21,609
2. currency trading	215,060	39,624
3. asset management accounts	1,177,635	727,586
3.1. individual	*165,723*	*86,569*
3.2. collective	*1,011,912*	*641,017*
4. custody and administration of securities	109,879	27,606
5. custodian bank	30,721	12,345
6. placement of securities	383,528	178,226
7. client instructions	62,450	58,965
8. advisory	16,952	280
9. distribution of third party services	377,707	232,598
9.1. asset management accounts	*41,444*	*22,723*
9.1.1. individual	*9,135*	*3,303*
9.1.2. collective	*32,309*	*19,420*
9.2. insurance products	*292,940*	*201,515*
9.3. other products	*43,323*	*8,360*
d) collection and payment services	**760,323**	**294,107**
e) securisation servicing	**39,075**	**6,178**
f) factoring	**45,348**	**10,680**
g) tax collection services	**-**	**39,149**
h) other services	**1,382,072**	**663,430**
Total	**5,052,882**	**2,386,992**

2.3 FEE AND COMMISSION EXPENSE: BREAKDOWN		
TYPE OF SERVICES/SECTORS	FIRST HALF 2006	FIRST HALF 2005
a) guarantees received	**(45,509)**	**(3,414)**
b) credit derivatives	**(20,109)**	**(1,940)**
c) management, brokerage and consultancy services:	**(346,596)**	**(132,641)**
1. securities trading	(52,681)	(6,870)
2. currency trading	(6,416)	(1,472)
3. asset management accounts	(52,610)	(12,953)
3.1. own portfolio	*(35,161)*	*(293)*
3.2. others' portfolios	*(17,449)*	*(12,660)*
4. custody and administration of securities	(46,033)	(2,684)
5. placement of securities	(111,184)	(53,270)
6. off-site distribution of securities, products and services	(77,672)	(55,392)
d) collection and payment services	**(140,006)**	**(72,152)**
e) other services	**(258,212)**	**(80,260)**
Total	**(810,432)**	**(290,407)**

Section 3 – Dividend income and similar revenues – Item 70

3.1 DIVIDEND INCOME AND SIMILAR REVENUE: BREAKDOWN	FIRST HALF 2006		FIRST HALF 2005	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	301,561	-	16,730	-
B. Available for sale financial assets	87,144	-	-	251
C. Financial assets at fair value through profit or loss	8,422	364	48,771	-
D. Equity investments	152,347	X	45,316	X
Total	**549,474**	**364**	**110,817**	**251**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 GAINS AND LOSSES ON FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING: BREAKDOWN

TRANSACTIONS/PROFIT COMPONENTS	FIRST HALF 2006				
	CAPITAL GAINS	TRADING PROFIT	CAPITAL LOSSES	TRADING LOSSES	NET PROFIT
1. Financial assets held for trading	**433,472**	**210,327**	**(847,410)**	**(902,614)**	**(1,106,225)**
1.1 Debt securities	76,400	84,567	(271,552)	(698,980)	(809,565)
1.2 Equity instruments	52,576	94,053	(555,688)	(95,170)	(504,229)
1.3 Units of investment funds	303,639	19,893	(5,450)	(59,314)	258,768
1.4 Loans	-	-	(12,328)	(49,150)	(61,478)
1.5 Other	857	11,814	(2,392)	-	10,279
2. Financial liabilities held for trading	**13,610**	**24,836**	**(109,428)**	**(441,872)**	**(512,854)**
2.1 Debt securities	10,443	24,836	(14,999)	(79,841)	(59,561)
2.2 Deposits	-	-	-	-	-
2.3 Other	3,167	-	(94,429)	(362,031)	(453,293)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**327,786**
4. Derivatives	**63,868,750**	**21,683,353**	**(62,638,848)**	**(20,247,692)**	**2,495,614**
4.1 Financial derivatives:	63,762,398	21,641,417	(62,527,606)	(20,201,181)	2,505,079
- with underlying debt securities and interest rates	*53,357,243*	*20,074,104*	*(52,422,697)*	*(19,073,730)*	*1,934,920*
- with underlying equity securities and share indexes	*10,077,176*	*750,588*	*(9,776,540)*	*(314,492)*	*736,732*
- with underlying currency and gold	*X*	*X*	*X*	*X*	*(169,949)*
- other	*327,979*	*816,725*	*(328,369)*	*(812,959)*	*3,376*
4.2 Credit derivatives	106,352	41,936	(111,242)	(46,511)	(9,465)
Total	**64,315,832**	**21,918,516**	**(63,595,686)**	**(21,592,178)**	**1,204,321**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING: BREAKDOWN		
	FIRST HALF 2006	
PROFIT COMPONENT/VALUES	2006	2005
A. Gains on:		
A.1 Fair value hedging instruments	401,887	439,382
A.2 Hedged asset items (fair value)	111	72,904
A.3 Hedged liability items (fair value)	1,085,488	69,809
A.4 Cash-flow hedges	138	1
A.5 Assets and liabilities denominated in currency	-	-
Total gains on hedging activities (A)	**1,487,624**	**582,096**
B. Losses on:		
B.1 Fair value hedging instruments	(1,129,045)	(199,303)
B.2 Hedged asset items (fair value)	(337,886)	(83,672)
B.3 Hedged liability items (fair value)	(10,040)	(300,622)
B.4 Cash-flow hedges	-	(1,212)
B.5 Assets and liabilities denominated in currency	(22)	-
Total losses on hedging activities (B)	**(1,476,993)**	**(584,809)**
C. Net profit from hedging activities (A - B)	**10,631**	**(2,713)**

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 NET CHANGE IN FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE: BREAKDOWN

TRANSACTIONS/PROFIT COMPONENTS	FIRST HALF 2006				
	UNREALISED GAINS	REALISED GAINS	UNREALISED LOSSES	REALISED LOSSES	NET PROFIT
1. Financial assets	**2,629**	**13,791**	**(314,134)**	**(770)**	**(298,484)**
1.1 Debt securities	597	13,277	(304,082)	(433)	(290,641)
1.2 Equity securities	1,310	36	(1)	-	1,345
1.3 Units in investment funds	722	478	(3,645)	(240)	(2,685)
1.4 Loans	-	-	(6,406)	(97)	(6,503)
2. Financial liabilities	**50,936**	**-**	**-**	**-**	**50,936**
2.1 Debt securities	50,936	-	-	-	50,936
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives	**40,609**	**103**	**(53,394)**	**(1,047)**	**(13,729)**
4.1 Derivatives:	40,609	103	(53,394)	(1,047)	(13,729)
- on debt securities and interest rates	*40,609*	-	-	*(1,047)*	*39,562*
- on equity securities and share indices	-	*103*	*(2,457)*	-	*(2,354)*
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	*(50,937)*	-	*(50,937)*
4.2 Credit derivatives	-	-	-	-	-
Total	**94,174**	**13,894**	**(367,528)**	**(1,817)**	**(261,277)**

Section 8 – Impairment losses – Item 130

8.1 IMPAIRMENT LOSSES ON LOANS: BREAKDOWN

OPERATIONS / P&L ITEMS	FIRST HALF 2006								FIRST HALF 2005
	WRITE-DOWNS			WRITE-BACKS					
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	FROM INTEREST	OTHER	FROM INTEREST	OTHER	TOTAL	TOTAL
A. Loans and receivables with banks	-	(4,570)	(1,064)	-	141	-	1,230	(4,263)	(2,673)
B. Loans and receivables with customers	(169,716)	(1,352,022)	(273,671)	38,528	457,020	101	125,803	(1,173,957)	(412,562)
C. Total	**(169,716)**	**(1,356,592)**	**(274,735)**	**38,528**	**457,161**	**101**	**127,033**	**(1,178,220)**	**(415,235)**

Section 11 – Administrative costs – Item 180

11.1 PAYROLL: BREAKDOWN

TYPE OF EXPENSE	FIRST HALF 2006	FIRST HALF 2005
1) Employees	**(3,820,869)**	**(1,771,776)**
a) Wages and salaries	(2,804,150)	(1,257,644)
b) Social charges	(348,814)	(326,712)
c) Severance pay	(37,828)	(9,663)
d) Social security costs	(275,876)	(3,678)
e) Allocation to employee severance pay provision	(57,130)	(56,633)
f) Provision for retirement payments and similar provisions:	(121,049)	(13,033)
- defined contribution	*(3,509)*	*(2,331)*
- defined benefit	*(117,540)*	*(10,702)*
g) Payments to external pension funds:	(86,057)	(36,142)
- defined contribution	*(27,591)*	*(29,172)*
- defined benefit	*(58,466)*	*(6,970)*
h) Costs related to share-based payments	(31,496)	(14,387)
i) Other employee benefits	(61,766)	(56,753)
l) Recovery of compensation	3,297	2,869
2) Other staff	**(68,395)**	**(29,726)**
3) Directors	**(8,699)**	**(7,050)**
Total	**(3,897,963)**	**(1,808,552)**

11.5 OTHER ADMINISTRATIVE EXPENSES: BREAKDOWN

ITEMS	FIRST HALF 2006	FIRST HALF 2005
1) Indirect taxes and duties	**(144,804)**	**(135,787)**
1a. Settled	(49,077)	(37,245)
1b. Unsettled	(95,727)	(98,542)
2) Miscellaneous costs and expenses	**(2,061,338)**	**(877,581)**
Fees paid to external professionals	**(228,023)**	**(72,966)**
Insurance	**(54,606)**	**(23,927)**
Advertising	**(197,889)**	**(59,335)**
Premises surveillance and cash transportation:	**(46,278)**	**(33,682)**
- Internal and external surveillance of premises	(27,731)	(18,940)
- Transportation and safekeeping of cash and valuables	(18,547)	(14,742)
Supply of miscellaneous services rendered by third parties	**(181,045)**	**(131,957)**
Property related expense:	**(413,240)**	**(189,717)**
- rental expense	(256,201)	(122,420)
- maintenance of premises	(46,888)	(16,074)
- cleaning of premises	(31,499)	(18,580)
- electricity, gas, heating, concierge services and drinking water	(78,652)	(32,643)
Maintenance and lease rentals for plant and equipment:	**(288,090)**	**(111,192)**
- repair and maintenance of furniture, machinery and equipment	(100,741)	(39,500)
- lease rentals on electronic systems and software	(187,349)	(71,692)
Postage, telephone, printed materials and other office expenses:	**(223,219)**	**(130,558)**
- postage, telephone, telegraph and telex	(181,259)	(109,107)
- printing and stationery	(23,101)	(15,558)
- various office equipment	(18,859)	(5,893)
Hire charges and other expenses:	**(80,594)**	**(38,060)**
- travel expense	(67,152)	(33,269)
- various hire charges	(13,442)	(4,791)
Credit information and searches	**(17,234)**	**(14,094)**
Costs related to share-based payments	**(246)**	**-**
Other costs:	**(330,874)**	**(72,093)**
- Directors' and Statutory Auditors' fees	(6,057)	(1,775)
- charitable donations	(6,336)	(3,475)
- other costs and expenses	(318,481)	(66,843)
Total	**(2,206,142)**	**(1,013,368)**

Section 12 – Provisions for risks and charges – Item 190

12.1 NET PROVISIONS FOR RISKS AND CHARGES: BREAKDOWN				
	FIRST HALF 2006			FIRST HALF 2005
ITEMS/COMPONENTS	PROVISIONS	REALLOCATION OF SURPLUS	TOTAL	TOTAL
1. Other provisions				
1.1 Legal disputes	(88,135)	28,560	(59,575)	(43,430)
1.2 Staff costs	(14,363)	77	(14,286)	(642)
1.3 Other	(110,920)	38,631	(72,289)	(31,622)
Total	**(213,418)**	**67,268**	**(146,150)**	**(75,694)**

Section 15 – Other net operating income – Item 220

15.1 OTHER OPERATING EXPENSE: BREAKDOWN		
	FIRST HALF	
	2006	2005
1) Finance Lease: contingent rent recognised as cost in the period	-	(321)
2) Costs for operating leases	(511)	(13)
3) Reclassification of gains/losses associated with cash-flow hedges of non-financial assets or liabilities from equity to profit or loss (IAS 39 §98a)	-	-
4) Non-deductible tax and other fiscal charges	(62)	(7,152)
5) Other	(212,326)	(117,170)
Total other operating expense	**(212,899)**	**(124,656)**

15.2 OTHER OPERATING INCOME: BREAKDOWN		
	FIRST HALF	
	2006	2005
A) Recovery of costs	**121,436**	**115,343**
B) Other revenues	**395,788**	**200,737**
1) Revenues from administrative services	3,778	1,801
2) Reclassification of gain/losses associated with cash-flow hedges of non-financial assets or liabilities from equity to profit or loss (IAS 39 §98a)	-	-
3) Rentals	74,514	8,382
4) Financial leases: contingent rent recognised as revenue in the period	-	-
5) Revenues from operating leases - rentals	2,402	-
6) Revenues from operating leases - other	41,084	21,252
7) Direct operating costs (including repairs and maintenance) associated to real estate investments	96	780
8) Recovery of interest on cleared collections and payments	2	-
9) Sundry refunds of costs paid in previous years	10,382	4,687
10) Other	263,530	163,835
Total other operating revenues	**517,224**	**316,080**

Section 24 – Earnings per share

EARNINGS PER SHARE		
	FIRST HALF	
	2006	2005
Net profit for the period attributable to the Group	3,042,870	1,442,318
Average number of outstanding shares	10,339,670,830	6,250,405,963
Average number of potential diluted shares	19,622,189	2,951,324
Average number of diluted shares	10,359,293,019	6,253,357,287
Earnings per share (€)	**0.294**	**0.231**
Diluted earnings per share (€)	**0.294**	**0.231**


fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
transparency
átláthatóság
trasparenza
libertà
liberté
Freiheit
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

Part D) Segment Reporting

(amounts in thousands of €)

The information provided under segment reporting reflects the organisational structure used by the UniCredit Group to monitor results in 2005 and the first half of 2006. The new Group organisational structure, which was approved at the end of 2005 following the business combination with the HVB Group and inter alia used for the preparation of the three-year plan presented in July 2006, will be used for the production of segment reporting information starting with the upcoming Q3 Report , i.e., at the end of September 2006.

This section therefore gives the Group's results divided into two macro-areas: the UniCredit Group not including HVB and the HVB Group itself, as from H1 2006. The UniCredit Group not including HVB also gives Divisional results, which, in contrast to the 2005 Accounts, further divide the former Corporate & Investment Banking Division into its two components.

Please see the Report on Operations for commentary on the operations and results of these two components in H1 2006, where H1 2005 comparative figures (not the same as the historical figures given here) include restatements intended to take into account both HVB and the other main changes to the scope and methods of consolidation which occurred between the two periods in question[1]. Please see Part D of the 2005 Report and Accounts for a description of the operations and member companies of each Division of the UniCredit Group not including HVB.

Segment results are disclosed using the reclassified profit and loss account schedule, in line with the commentary of the Report on Operations, which please see for a reconciliation of reclassified items and the official reporting schedule items (see Other Information below).

The results of the Divisions making up UniCredit not including HVB have been arrived at by adding together the profit and loss accounts of each Divisional subsidiary, after appropriate adjustments and elimination of infra-Divisional transactions.

For further details please see Part A.1 - Section 3.

1. The profit and loss account UniCredit's Divisions not including HVB has been restated to take into account the results of the Yapi ve Kredi Group (New Europe Division), of which control was acquired at end-September 2005, and the effects of the classification of Uniriscossioni and 2S Banca as assets held for sale. Uniriscossioni and most of the business of 2S Banca since 1 January 2006 (i.e., securities services) were previously included in the grouping. "Parent Company and Other Subsidiaries" (the remaining business of 2S Banca was included in "Private Banking & Asset Management").

SEGMENT REPORTING BY BUSINESS SEGMENT - H1 2006

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	PRE-COMBINATION UNICREDIT GROUP	HVB GROUP	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest	1,357,078	843,805	-42,584	64,568	749,703	-19,952	4,306	2,956,924	2,880,445	34,573	5,871,942
Dividends and other income from equity investments	23,733	-1	263	1,979	14,379	103,919	-11,677	132,595	242,758	-	375,353
Net interest income	**1,380,811**	**843,804**	**-42,321**	**66,547**	**764,082**	**83,967**	**-7,371**	**3,089,519**	**3,123,203**	**34,573**	**6,247,295**
Net fees and commissions	972,683	225,376	31,654	725,820	427,565	62,526	-82,371	2,363,253	1,879,726	-529	4,242,450
Net trading, hedging and fair value income	7,428	64,680	300,802	186	57,948	24,622	2,860	458,526	798,426	-	1,256,952
Net other expenses/ income	2,746	81,970	443	-1,639	31,120	464,498	-450,939	128,199	64,332	127	192,658
Net non-interest income	**982,857**	**372,026**	**332,899**	**724,367**	**516,633**	**551,646**	**-530,450**	**2,949,978**	**2,742,484**	**-402**	**5,692,060**
TOTAL REVENUES	**2,363,668**	**1,215,830**	**290,578**	**790,914**	**1,280,715**	**635,613**	**-537,821**	**6,039,497**	**5,865,687**	**34,171**	**11,939,355**
Payroll costs	-796,207	-192,004	-58,547	-232,978	-345,563	-285,708	8	-1,910,999	-1,987,127	163	-3,897,963
Other administrative expenses	-690,187	-136,379	-44,273	-176,064	-267,019	-322,489	522,542	-1,113,869	-1,066,839	6	-2,180,702
Recovery of expenses	98,022	4,487	222	12,891	1,282	40,920	-38,606	119,218	2,236	-13	121,441
Amortisation, depreciation and impairment losses on intangible and tangible assets	-21,095	-55,805	-2,520	-10,524	-93,112	-61,052	-	-244,108	-291,091	-36,624	-571,823
Operating costs	**-1,409,467**	**-379,701**	**-105,118**	**-406,675**	**-704,412**	**-628,329**	**483,944**	**-3,149,758**	**-3,342,821**	**-36,468**	**-6,529,047**
OPERATING PROFIT	**954,201**	**836,129**	**185,460**	**384,239**	**576,303**	**7,284**	**-53,877**	**2,889,739**	**2,522,866**	**-2,297**	**5,410,308**
Provisions for risks and charges	-26,888	-21,111	-1,800	-10,120	-9,463	-10,111	-14,363	-93,856	-49,707	-	-143,563
Integration costs	-	-	-	-1,300	-25,775	-18,457	-	-45,532	-6,019	-	-51,551
Net write-downs of loans and provisions for guarantees and commitments	-228,404	-208,766	51	-1,679	-59,651	4,741	-	-493,708	-617,922	-	-1,111,630
Net income from investments	-43	28,509	39	63	24,605	113,565	2,299	169,037	827,952	-371,470	625,519
PROFIT BEFORE TAX	**698,866**	**634,761**	**183,750**	**371,203**	**506,019**	**97,022**	**-65,941**	**2,425,680**	**2,677,170**	**-373,767**	**4,729,083**
Income tax for the period	-301,249	-256,801	-72,459	-91,593	-100,909	3,215	14,506	-805,290	-506,925	2,414	-1,309,801
NET PROFIT	397,617	377,960	111,291	279,610	405,110	100,237	-51,435	1,620,390	2,170,245	-371,353	3,419,282
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-	39,185	-	39,185	-	-	39,185
PROFIT (LOSS) FOR THE PERIOD	**397,617**	**377,960**	**111,291**	**279,610**	**405,110**	**139,422**	**-51,435**	**1,659,575**	**2,170,245**	**-371,353**	**3,458,467**

The profit and loss by business segment was reclassified on the basis of the same assumptions adopted in the "Report on Operations".

SEGMENT REPORTING BY BUSINESS SEGMENT - H1 2005

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest	1,215,492	787,069	-23,293	54,508	589,232	-43,371	6,347	2,585,984
Dividends and other income from equity investments	9,962	-148	211	1,024	5,896	128,785	-4,098	141,632
Net interest income	**1,225,454**	**786,921**	**-23,082**	**55,532**	**595,128**	**85,414**	**2,249**	**2,727,616**
Net fees and commissions	951,436	218,070	62,665	570,362	291,198	136,497	-133,643	2,096,585
Net trading, hedging and fair value income	2,444	75,252	351,635	662	83,744	32,817	-10,539	536,015
Net other expenses/income	-4,733	69,645	246	2,768	15,795	443,925	-451,596	76,049
Net non-interest income	**949,147**	**362,967**	**414,546**	**573,792**	**390,737**	**613,239**	**-595,778**	**2,708,649**
TOTAL REVENUES	2,174,600	1,149,889	391,464	629,324	985,865	698,653	-593,529	5,436,265
Payroll costs	-789,797	-192,634	-59,712	-193,009	-270,943	-297,134	-5,324	-1,808,552
Other administrative expenses	-675,487	-136,225	-48,744	-163,483	-192,142	-330,326	533,039	-1,013,368
Recovery of expenses	97,885	8,978	1,069	5,422	1,452	39,312	-38,748	115,370
Amortisation, depreciation and impairment losses on intangible and tangible assets	-21,366	-42,617	-5,518	-9,128	-76,334	-61,983	-92	-217,037
Operating costs	**-1,388,765**	**-362,497**	**-112,905**	**-360,198**	**-537,967**	**-650,131**	**488,875**	**-2,923,587**
OPERATING PROFIT	**785,836**	**787,391**	**278,559**	**269,126**	**447,898**	**48,522**	**-104,654**	**2,512,678**
Provisions for risks and charges	-24,319	-36,246	-	-6,586	-6,653	-1,890	-	-75,694
Net write-downs of loans and provisions for guarantees and commitments	-161,592	-180,562	-1,122	107	-71,349	-13	-7,020	-421,550
Net income from investments	553	417	-83	-5	9,947	217,098	2,299	230,226
PROFIT BEFORE TAX	**600,478**	**571,000**	**277,354**	**262,643**	**379,843**	**263,718**	**-109,375**	**2,245,660**
Income tax for the period	-265,032	-240,888	-108,194	-64,668	-77,275	15,372	33,143	-707,541
NET PROFIT	**335,446**	**330,113**	**169,160**	**197,975**	**302,568**	**279,090**	**-76,232**	**1,538,119**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	**335,446**	**330,113**	**169,160**	**197,975**	**302,568**	**279,090**	**-76,232**	**1,538,119**

The profit and loss by business segment was reclassified on the basis of the same assumptions adopted in the "Report on Operations". As in the Consolidated Reports and Accounts as at 31 December 2005, the breakdown of figures by Division has been restated to take account of the effect of the merger into UniCredito Italiano SpA of Banca dell'Umbria and Cassa di Risparmio di Carpi, and of the resulting transfer of their business activities/assets respectively to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate (transaction finalised on 1 July 2005). Data relating to the former Corporate and Investment Banking division have been further analysed between its two components in order to provide a like-for-like comparison with 2006 H1 segment reporting.

STAFF AND BRANCHES (KOÇ GROUP ON A PROPORTIONAL BASIS)

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	PRE-COMBINATION UNICREDIT GROUP	HVB GROUP	CONSOLIDATED GROUP TOTAL 30.06.2006
Employees (FTE)	23,393	4,459	644	3,456	33,317	7,149	72,418	62,452	134,870
Branches	2,603	248	2	159	1,474	6	4,492	2,473	6,965

STAFF AND BRANCHES (KOÇ GROUP FULLY CONSIDERED)

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	PRE-COMBINATION UNICREDIT GROUP	HVB GROUP	CONSOLIDATED GROUP TOTAL 30.06.2006
Employees (FTE)	23,393	4,459	644	3,456	43,203	7,149	82,304	62,452	144,756
Branches	2,603	248	2	159	1,845	6	4,863	2,473	7,336

STAFF AND BRANCHES (KOÇ GROUP ON A PROPORTIONAL BASIS)

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATED GROUP TOTAL 30.06.2005
Employees (FTE)	23,796	4,464	704	3,447	29,385	6,980	68,776
Branches	2,695	242	2	159	1,311	6	4,415

STAFF AND BRANCHES (KOÇ GROUP FULLY CONSIDERED)

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATED GROUP TOTAL 30.06.2005
Employees (FTE)	23,796	4,464	704	3,447	31,389	6,980	70,780
Branches	2,695	242	2	159	1,401	6	4,505


fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
libertà
liberté
Freiheit
transparency
átláthatóság
trasparenza
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

(amounts in thousands of €)

QUALITATIVE INFORMATION

After the merger of UniCredit and HVB had been finalised in 2005, one of the main tasks in credit risk management was the integration of the risk management functions and alignment of the organization of both companies throughout 2006. While we have reached significant progress already, some initiatives are still undergoing but are proceeding according to time plan.

The risk management organizational structure was implemented at the Parent Company and risk corporate governance rules were defined. The new organizational structure will be also applied at legal entity level and implemented step by step.

We have set up a new process for large exposures loans which includes the involvement of the Parent Company in important loan decisions to large clients. Those exposures are centrally analyzed and monitored in the Parent Company also to control concentration risk on a group-wide basis. For that purpose also the credit committee structure was adjusted to establish it as a decision body in this process. The next step is the integration of a so-called Senior Risk Management concept which allows an effective group-wide monitoring and management of Top client exposure.

Besides, the credit processes in Italy, Germany and Austria were the object of a detailed assessment. The identified areas of action have been prioritized and responsibilities for the associated projects set up have been allocated between the Parent Company and the respective legal entities. The first projects in HVB, BA-CA (in both banks main focus on end to end retail and monitoring) and the Parent Company have already started earlier this year.

A further important initiative started in the first half of 2006 is the set up of a common Risk MIS tool based on the risk databases that were in place in both banks. The tool will reflect the increased information needs according to the enlarged credit portfolio and will ease the reporting process.

The reporting function was aligned to reflect the portfolio monitoring and reporting needs according to the new risk profile of the Group. Several reports are now in place and delivered regularly to Management Board, Risk and Audit Committee. The reporting will be detailed further also taking into account the needs of the single divisions to be set up after the new divisional structure is in place in HVB Group.

Regarding Basel II implementation process important steps have been taken. A group-wide Basel II strategy in terms of aligned target settings, implementation approaches and timelines has been defined. A common implementation target and master plan have been defined and is planned to be in place at the beginning of 2008. A group-wide governance structure for Basel II has been established. Additionally, an alignment with Banca d'Italia and other local regulators on compliance requirements and implementation approach from both group-wide and domestic perspective has been reached. Further workshops with Italian, Austrian and German regulators are set up.

Regarding Market risk the existing UBM, HVB and BA-CA internal models have been assessed in order to prepare the final decision for the Group internal model which is expected to be completed in the second half year of 2006. The daily P&L and VaR measurement is implemented group-wide and stress testing analysis are performed.

In the operational risk management initiative a common definition of the risk has been reached and a common Risk control governance structure was set up. The risk profiles of the different entities have been identified and major processes have been assessed to define common standards and identify the relevant indicators to manage the risk. Next steps include the development of a common operational risk management platform, the set up of the Operational Risk Committee and the full alignment of ORM processes in order to implement a fully integrated Group-wide Operational Risk framework.

For the near future the risk management function will concentrate its efforts on top-priority issues such as the further integration of the risk management and alignment of processes according to the new structure and higher efficiency. the risk management function has furthermore defined the main actions such as managing bulk risks, reducing the share of defaulted loans of UniCredit Group, further reducing the German real estate financing portfolio and the Real Estate Restructuring (RER) portfolio established in 2005.

Section 1 – Credit Risk

A.1.1 BREAKDOWN OF FINANCIAL ASSETS BY PORTFOLIO AND CREDIT QUALITY (CARRYING VALUE)

PORTFOLIO/QUALITY	NON-PERFORMING ASSETS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK	OTHER ASSETS	TOTAL 30.06.2006
1. Financial assets held for trading	8,749	61,272	34,910	4,146	-	174,464,495	174,573,572
2. Available-for-sale financial assets	-	-	-	-	-	26,843,651	26,843,651
3. Held-to-maturity investments	-	-	-	-	-	10,784,620	10,784,620
4. Loans and receivables with banks	45,551	2,452	-	81,350	1,005	84,948,763	85,079,121
5. Loans and receivables with customers	6,181,673	6,527,468	460,284	2,061,782	81,704	414,835,527	430,148,438
6. Financial assets designated at fair value	-	-	-	-	-	25,774,774	25,774,774
7. Financial assets classified as held for sale	836,280	934,886	-	-	-	4,281,458	6,052,624
8. Hedging instruments	-	-	-	-	-	3,170,882	3,170,882
Total	**7,072,253**	**7,526,078**	**495,194**	**2,147,278**	**82,709**	**745,104,170**	**762,427,682**

A.1.2 BREAKDOWN OF FINANCIAL ASSETS BY PORTFOLIO AND CREDIT QUALITY (GROSS AND NET VALUES)

PORTFOLIO/QUALITY	IMPAIRED ASSETS				OTHER ASSETS			TOTAL (NET EXPOSURE) 30.06.2006
	GROSS EXPOSURE	SPECIFIC ADJUSTMENTS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	
1. Financial assets held for trading	109,077	-	-	109,077	X	X	174,464,495	174,573,572
2. Available-for-sale financial assets	-	-	-	-	26,844,693	1,042	26,843,651	26,843,651
3. Held-to-maturity investments	-	-	-	-	10,784,620	-	10,784,620	10,784,620
4. Loans and receivables with banks	294,502	157,787	7,362	129,353	84,965,950	16,182	84,949,768	85,079,121
5. Loans and receivables with customers	30,499,204	14,281,037	986,960	15,231,207	416,684,841	1,767,610	414,917,231	430,148,438
6. Financial assets designated at fair value	-	-	-	-	X	X	25,774,774	25,774,774
7. Financial assets classified as held for sale	2,339,447	568,281	-	1,771,166	4,281,458	-	4,281,458	6,052,624
8. Hedging derivatives	-	-	-	-	X	X	3,170,882	3,170,882
Total	**33,242,230**	**15,007,105**	**994,322**	**17,240,803**	**543,561,562**	**1,784,834**	**745,186,879**	**762,427,682**

A.1.3 BALANCE SHEET EXPOSURE TO BANKS: GROSS AND NET VALUES

EXPOSURE TYPE/VALUES	GROSS EXPOSURE	SPECIFIC ADJUSTMENTS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE 30.06.2006
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	388,272	114,272	5,732	268,268
b) Doubtful loans	47,802	43,720	1,630	2,452
c) Restructured exposure	-	-	-	-
d) Past due	81,350	-	-	81,350
e) Country risk	16,562	X	15,557	1,005
f) Other assets	149,398,734	X	1,216	149,397,518
Total	**149,932,720**	**157,992**	**24,135**	**149,750,593**

A.1.6 BALANCE SHEET EXPOSURE TO CUSTOMERS: GROSS AND NET VALUES

EXPOSURE TYPE / VALUES	GROSS EXPOSURE	SPECIFIC ADJUSTMENTS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE 30.06.2006
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	16,713,300	8,953,326	964,738	6,795,236
b) Doubtful loans	13,218,351	5,734,198	21,799	7,462,354
c) Restructured exposure	537,803	77,519	-	460,284
d) Past due	2,146,275	84,070	423	2,061,782
e) Country risk	99,842	X	18,138	81,704
f) Other assets	522,570,240	X	1,749,923	520,820,317
Total	**555,285,811**	**14,849,113**	**2,755,021**	**537,681,677**

Section 2 - Market Risks

Risks arising out of trading are due to positions taken by the Group's specialist market-risk units within assigned limits and discretion. The relevant positions are in bonds and equities, forex, commodities, derivatives and money market instruments. Half-year figures for daily VaR are given below in respect of trading carried on by the various entities of our Group. To calculate and monitor our risks we use internal models created by UBM, HVB and BA-CA and validated by their respective supervisory authorities. The parameters used to calculate VaR are the following for all Group entities: a confidence interval of 99%, a time horizon of 1 day, and daily updating of historical series.

(€ units)

DAILY VAR FOR TRADING ACTIVITIES (DATA INCLUDE MINORITIES)

	TOTAL UNICREDIT H1 2006			2005
	MEDIUM	MAXIMUM	MINIMUM	AVERAGE
UniCredit Holding	3,687,164	5,430,181	1,823,222	4,840,981
UCI-Ireland	1,913,755	3,236,670	601,743	540,203
UBM	4,891,424	6,230,295	3,972,203	3,971,673
New Europe [1]	932,708	1,250,325	667,008	861,410
HVB AG	10,124,685	13,368,647	6,989,901	40,629,285
BA-CA Sub-Holding [2]	8,705,766	11,466,889	6,988,025	9,639,928
HVB Subsidiaries America and Asia	2,586,318	5,717,101	1,617,647	3,838,947
HVB Other Subsidiaries [3]	6,138,163	8,683,154	3,214,578	4,369,147
Diversification	7%			4%
Total UCI Trading activities	**36,129,622**	**49,075,053**	**25,614,869**	**66,053,134**

1. Banks within the scope of consolidation of former New Europe Division of UniCredito Italiano.
2. BA-CA AG and banks within the scope of consolidation of former Central Eastern Europe Division of BA-CA.
3. Among these, the main companies are: HVB Luxembourg, IMB, Westfalenbank Bochum.

The size of the diversification effect[1] is of minor importance since for prudential reasons the overall risk calculation does not take into account the degree of diversification arising out of Group entities' positions, given that they use various internal models.

HVB's 2005 financial risk was larger than that of 2006 due to changes in the internal model application for measuring market risk. Forex risk was calculated outside the model until April 2005 and equities risk until August 2005. From that date on the internal model was fully implemented.

1. Thanks to the diversification effect, the total risk is lower than the sum of individual risks.


fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
libertà
liberté
szabadság
Freiheit
transparency
átláthatóság
trasparenza
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

	AS OF 30.06.2006	
	NON-WEIGHTED AMOUNTS	WEIGHTED AMOUNTS
A. RISK ASSETS		
A.1 CREDIT RISK	**579,259,637**	**402,339,249**
MONETARY ASSETS	**512,763,926**	**353,070,675**
1. Assets (other than share, equity investments and subordinated assets) with or guaranteed by:	388,253,162	283,399,935
1.1 Governments and central banks	*55,257,452*	*3,458,396*
1.2 Public entities	*5,736,523*	*1,524,189*
1.3 Banks	*63,534,117*	*14,704,522*
1.4 Other entities (other than mortgage loans on residential and non residential properties)	*263,725,070*	*263,712,828*
2. Mortgage loans on residential property	71,715,113	35,857,556
3. Mortgage loans on non residential property	13,412,472	6,706,236
4. Shares, equity investments and subordinated assets	12,760,607	12,779,644
5. Other monetary assets	26,622,572	14,327,304
OFF-BALANCE SHEET ASSETS	**66,495,711**	**49,268,574**
1. Guarantees and commitments with or guaranteed by:	64,215,432	48,643,496
1.1 Governments and central banks	*4,961,522*	-
1.2 Public entities	*628,821*	*131,938*
1.3 Banks	*10,218,950*	*2,342,844*
1.4 Other entities	*48,406,139*	*46,168,714*
2. Derivative contracts with or guaranteed by:	2,280,279	625,078
2.1 Governments and central banks	-	-
2.2 Public entities	-	-
2.3 Banks	*1,716,869*	*343,373*
2.4 Other entities	*563,410*	*281,705*
B. SOLVENCY REQUIREMENTS		**Requirements**
B.1 Credit risk		**32,187,140**
B.2 Market risk		**1,651,197**
1. STANDARD METHOD		1,370,827
1.1 position risk on debt securities		*349,562*
1.2 position risk on equity securities		*56,506*
1.3 exchange risk		*215,022*
1.4 other risks		*749,737*
2. INTERNAL METHOD		280,370
B.3 Other prudential requirements		**381,220**
B.4 Total prudential requirements (B1+B2+B3)		**34,219,557**
C. TOTAL RISK ASSETS AND SOLVENCY REQUIREMENTS		
C.1 Risk weighted assets		**427,744,463**
C.2 Tier 1 capital ratio		**7.24**
C.3 Total capital ratio		**10.16**

CAPITAL FOR REGULATORY PURPOSES

	AMOUNTS AS AT 30.06.2006
A Tier 1 before solvency filters	**30,989,773**
positive solvency filters IAS/IFRS	-
negative solvency filters IAS/IFRS	-
B Tier 1 before solvency filters	**30,989,773**
C Tier 2 before solvency filters	**15,277,114**
positive solvency filters IAS/IFRS	-
negative solvency filters IAS/IFRS	750,689
D Tier 2 after solvency filters	**16,027,803**
E Tier 1 and tier 2 after Solvency filters	**47,017,576**
Deduction from capital	3,663,048
F Total capital	**43,354,528**



fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
libertà
liberté
Freiheit
transparency
átláthatóság
trasparenza
zaufanie
fiducia
trust

Part H) Related-party transactions

Under IAS 24, the significant counterparties for UniCredit include:
- subsidiaries;
- associates;
- Directors and top managers of UniCredit SpA ("key management personnel");
- close family members of key management personnel and companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

Details of Directors' and top managers' compensation are given below, together with related party transactions.

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by Consob in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredit, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredit Group.

These transactions were generally carried out at arm's length. All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

The following table sets out the assets, liabilities and guarantees as at 30 June 2006, for each group of related parties.

RELATED PARTY DISCLOSURE

	AMOUNTS AS AT 30.06.2006				
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Loans and advances	2,630,804	26,211	1,377,481	1,327	3,175,526
Equity instruments	851,774	77,962	1,233,538	-	1,991,837
Other assets	2,602	51,702	20,474	-	70,973
Total Assets	**3,485,180**	**155,875**	**2,631,493**	**1,327**	**5,238,336**
Deposits	3,435,932	452,464	10,756,707	5,489	3,356,708
Other Financial Liabilities	207,945	-	55	-	25,000
Other Liabilities	-	-	346	19	1,393
Total Liabilities	**3,643,877**	**452,464**	**10,757,108**	**5,508**	**3,383,101**
Guarantees issued by the Group	43,801	229	43,302	-	1,528
Guarantees receveid by the Group	-	-	-	-	-
Provisions for doubtful debts	2,280	-	-	-	812

Non-consolidated subsidiaries include HVB Group subsidiaries not consolidated as being of limited significance.

"Other related parties" gives the aggregate of the figures relating to close family members of top managers (i.e., persons who may be expected to influence the individual concerned) and companies controlled by top managers or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the instituting source.

In respect of transactions entered into with the Company's key management personnel, in compliance with art. 136 of Legislative Decree 385/93 (Single Banking Act) obligations towards persons that perform management, administration and control functions were unanimously resolved by the Board of Directors and by all Statutory Auditors, according to the methods and criteria provided by the already mentioned art. 136 of the Single Banking Act.

With regard to compensation paid to Directors, it should be noted that the Shareholders' Meeting of UniCredit elected a new Board of Directors for the financial years 2006 to 2008, the appointments to expire on approval of the 2008 Accounts; the number of Directors was increased from 20 to 24 and Directors' compensation was changed, as follows:

- Board of Directors: € 1,965,000
- Executive Committee: € 945,000
- Chairman of the Audit Committee: € 25,000
- each of the other members of the Audit Committee: € 20,000
- Chairman of the Supervisory Body pursuant to legislative decree 231/01: € 25,000
- € 400 attendance fee for each meeting of the Board of Directors and other Committees attended.

Pursuant to the provisions of applicable regulations, in 2006 first half no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Please refer to the Sections "Further Information" and "Subsequent Events" in the Report on Operations for information on non-recurring significant events and transactions.


fairness
справедливість
equità
uzajamnost
reciprocity
reciprocità
rispetto
Respekt
respect
libertà
liberté
Freiheit
transparency
átláthatóság
trasparenza
zaufanie
fiducia
trust

NOTES TO THE CONSOLIDATED ACCOUNTS

A. Qualitative information

OUTSTANDING INSTRUMENTS

Medium-long term incentive plans for Group employees comprise the following categories:

- **Equity-Settled Share Based Payments,**
- **Cash-Settled Share Based Payments** [1].

The first category includes the following:

- shares to middle management (*Restricted Share*);
- shares to top management which includes *Performance Share* - that are assigned provided qualitative and quantitative results are satisfied – and *Stock Options*.

The second category includes stock options equivalent to synthetic "*Share Appreciation Rights*" that are linked to the appreciation of some Product-Companies (Pioneer Global Asset Management & Xelion).

MEASUREMENT MODEL

Stock options

The Hull and White model was adopted to measure the economic value of stock options under a trinomial tree price distribution based on Boyle's algorithm.

This model estimates the early exercise probability on the basis of a deterministic model connected to:

- reaching a Market Value equal to a strike-value multiple (**M**)
- beneficiaries' propensity to early exit (**E**) after the end of the Vesting Period.

The following table shows stock-option measurements and parameters for 2006.

Measurement of stock options

	STOCK OPTIONS 2006
Granted Amount	29,204,700
Strike Price [€]	5.951
UCI Stock's Market Price	5.951
Grant Date	20 June 2006
Vesting Period End Date	20 June 2010
Plan End-Date	20 June 2019
Strike Value Multiple (**M**)	1.5
Exit Rate Post vesting (**E**)	3.73%
Dividend Yield [1]	3.168%
Volatility	21.685%
Risk Free	4.254%
Option Value per Unit [€]	**1.269**

1. Ratio between dividends expected for the years 2005/2008 and the stock's market value at grant date.

1. Linked to the economic value of instruments representing the Company's Shareholders' Equity.

Parameters are calculated as follows:

- **Exit rate:** annual percentage of rights cancelled because of resignation;
- **Dividend-Yield:** last four years average dividend-yield, according to the time length of the vesting period;
- **Volatility:** historical daily average volatility for a time-length equal to the vesting period;
- **Strike Price:** average price of the last 30 days;
- **Market Price:** equal to the Strike Price. This in order to assign "at-the-money spot" instruments modulated on the interval between the date of the Board resolution and the effective Grant Date.

OTHER EQUITY INSTRUMENTS (PERFORMANCE SHARES)

The economic value of performance shares is measured on share market price less the present value of the non-due dividends. Parameters are estimated by applying the same methods used for stock options.

The following table shows parameters for 2006 performance shares, as well as their value.

Measurement of performance shares 2006

	PERFORMANCE SHARES 2006
Granted Amount	9,050,600
Grant Date	20 June 2006
Vesting Period Start-Date	1 January 2009
Vesting Period End-Date	31 December 2009
UCI Stock's Market Value	5.951
Economic Value of Vesting Conditions	-0.377
Performance Shares per unit [€]	5.574

OTHER EQUITY INSTRUMENTS (RESTRICTED SHARES)

The economic value of restricted shares is measured on share market price at grant date; the following table shows parameters for 2006 restricted shares, as well as their value.

Measurement of restricted shares 2006

	RESTRICTED SHARES 2006
Granted Amount	2,946,000
Grant Date	3 January 2006
Vesting Period End-Date	3 January 2009
Restricted Shares per unit [€]	5.87

B. Quantitative information

EFFECTS ON PROFIT OR LOSS

Share-Based Payments plans are included in the scope of applicable laws, if granted after 7 November 2002, with a vesting period end-date subsequent to 1 January 2005.

Financial liabilities related to Cash-settled payment plans have been recognised if not yet settled on 1 January 2005.

Effects through equity and profit or loss connected to share-based payments

	TOTAL	VESTED PLANS
Costs [1]	29,316	
- connected to Equity-Settled Plans	*16,782*	
- connected to Cash-Settled Plans	*12,534*	
Debts for Cash-Settled Payments	**66,904**	38,017
- of which: Intrinsic Value		*36,228*

1. Partly included in other administrative expenses in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries.


reciprocity
reciprocità
equità
Respekt
respect
liberté
zaufanie
fiducia
trust

ANNEXES

Statement of significant equity investments pursuant to Art. 126 of Consob Regulation 11971 dated 14 May 1999

(List of equity investments and voting rights held, in any form, as at 30 June 2006, of over 10% and equal or greater than 20% respectively, of capital in the form of share/interest with voting rights in unlisted companies, directly or indirectly held)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
2S BANCA SPA	TURIN	100.00		UNICREDITO ITALIANO SPA	(a)
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A.V. ABWICKLUNGS- UND VERMOGENSVERWALTUNGS GMBH IN LIQUIDATION	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AB IMMOBILIENVERWALTUNGS - GMBH & CO XENOR KG	MUNICH		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			33.33	AB IMMOBILIENVERWALTUNGS-GMBH	(a)
AB IMMOBILIENVERWALTUNGS-GMBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS- UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. OHG	VIENNA		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH		98.11	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH		98.11	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINSTRASSE KG	MUNICH		98.11	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACTIVE BOND PORTFOLIO MANAGEMENT GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
ACTIVEST INVESTMENTGESELLSCHAFT LUXEMBOURG S.A.	LUXEMBOURG		90.00	HVB ASSET MANAGEMENT HOLDING GMBH	(a)
			10.00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
ACTIVEST FUND SERVICES S.A.	LUXEMBOURG		99.50	ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	(a)
			0.50	ACTIVEST INVESTMENTGESELLSCHAFT LUXEMBOURG S.A.	(a)
ACTIVEST INVESTMENTGESELLSCHAFT MBH	MUNICH		100.00	HVB ASSET MANAGEMENT HOLDING GMBH	(a)
ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	BERN		100.00	HVB ASSET MANAGEMENT HOLDING GMBH	(a)
AD ACTA 640. VERMOGENSVERWALTUNGSGESEL LSCHAFT MBH (now BLUE CAPITAL NOTE ERSTE GMBH)	HAMBURG		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
AD ACTA 641. VERMOGENSVERWALTUNGSGESEL LSCHAFT MBH (now BLUE CAPITAL IMMOBILIEN UND VERWALTUNG SEKUNDAR GMBH)	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
AD ACTA 642. VERMOGENSVERWALTUNGSGESCHA FT MBH (now BLUE CAPITAL INITIATOREN GMBH)	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
AD ACTA 649. VERMOGENSVERWALTUNGES ELLSCHAFT MBH (now BLUE CAPITAL NOTE VERWALTUNGS GMBH)	HAMBURG		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ADRIA BANK AKTIENGESELLSCHAFT	VIENNA		25.50	BANK AUSTRIA CREDITANSTALT AG	(a)
AE LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA		99.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
			1.00	AWT HANDELS GESELLSCHAFT M.B.H.	(a)
AGIR VERMOGENSVERWALTUNG GMBH & CO. KG	MUNICH		100.00	ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	(a)
AGROB AKTIENGESELLSCHAFT	ISMANING		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH		90.00	HVB IMMOBILIEN AG	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	VIENNA		33.33	DINERS CLUB CEE HOLDING AG	(a)
AIRPORT MUNICH LOGISTIC AND SERVICES GMBH	MUNICH		49.00	HVB PRINCIPAL EQUITY GMBH	(a)
AKA AUSFUHRKREDIT-GESELLSCHAFT MBH	FRANKFURT		13.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			2.10	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT.	GYOR		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAUS WUPPERTAL KG	BAD HOMBURG		66.33	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
			33.67	ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLGEMEINE BAUGESELLSCHAFT-A.PORR AG & UNIVERSALE-BAU AG, OHG ZUR ERRI	VIENNA		50.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB		19.90	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB		49.00	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB		49.00	ZAGREBACKA BANKA DD	(a)
ALLIB LEASING D.O.O. ZA NAJAM	ZAGREB		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIB LEASING S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIB ROM S.R.L.	BUCAREST		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ALMS LEASING GMBH.	SALZBURG		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	Dresden		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AMBROSIA & ARNICA HANDELSGES.M.B.H.	VIENNA		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AMPHITRYON IMMOBILIENVERWALTUNGS GMBH & CO. GRUNDBESITZ OHG	MUNICH		98.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			2.00	AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	(a)
ANI LEASING IFN S.A.	BUCAREST		90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.01	BA-CA EXPORT LEASING GMBH	(a)
			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.01	CALG ANLAGEN LEASING GMBH	(a)
ANICA SYSTEM SA	LUBLIN		13.49	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			1.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ARANY PENZUGYI LIZING ZRT.	BUDAPEST		98.33	HVB BANK UNGARY ZRT.	(a)
			1.67	SAS-REAL KFT.	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ARENA STADION BETEILIGUNGSVERWALTUNGS-GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ARTEGRAFICA SPA	VERONA		97.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
ARTEMUS MACRO FUND SPC LIMITED	GEORGE TOWN		100.00	HVB ASSET MANAGEMENT ASIA LTD	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	VIENNA		100.00	MY BETEILIGUNGS GMBH	(a)
ARUNA IMMOBILIENVERMIETUNG GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMEN		100.00	BANKHAUS NEELMEYER AG	(a)
ASSET MANAGEMENT GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASSET S.A.	WARSAW		100.00	FINAL HOLDING SP.Z.O.O.	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATEN	VIENNA		10.92	BANK AUSTRIA CREDITANSTALT AG	(a)
			2.73	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
AUFBAU DRESDEN GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
AUSTRIA LEASING GMBH	VIENNA		99.40	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.40	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AUTO MONDO COMPANY S.A.	BUCAREST		20.00	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AVISO ALPHA VERANLAGUNG GMBH	VIENNA		22.86	BANK AUSTRIA CREDITANSTALT AG	(a)
AVIVA SPA	MILAN		49.00	UNICREDIT BANCA SPA	(a)
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA		100.00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AWT-HANDELS UND BETEILIGUNGS (DEUTSCHLAND) GMBH	BAD HOMBURG		100.00	AWT INTERNATIONAL TRADE AG	(a)
B + H IMMO PRAHA, SPOL. S R.O.	PRAGUE		19.05	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
B.F.S. BETEILIGUNGS-TREUHAND FUR SACHWERTE GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
B.I. ASESORAMIENTO FINANCIERO, S.A. I.L.	MADRID		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA - CA INGATLANLIZING SZOLGALTATO RESZVENYTARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA- ALPINE HOLDINGS, INC.	WILMINGTON		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG		94.90	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CA LEASING (GERMANY) GMBH	BAD HOMBURG		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CA SECUND LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CREDITANSTALT BULUS EOOD	SOFIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA CREDITANSTALT LEASING ALPHA D.O.O.	BELGRADE		100.00	HVB BANKA SERBJA I CRNA GORA A.D. BEOGRAD	(a)
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA WORLDWIDE FUND MANAGEMENT LTD	VIRGIN ISLANDS		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
BA/CA-LEASING BETEILIGUNGEN GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA/CA-LEASING FINANZIERUNG GMBH	VIENNA		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BAC FIDUCIARIA SPA	DOGANA - REPUBBLICA DI SAN MARINO		100.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
BA-CA ADMINISTRATION SERVICES GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ANDANTE LEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA BAUCIS LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA BETRIEBSOBJEKTE AG & CO BETA VERMIETUNGS OEG	VIENNA		99.90	BA-CA BETRIEBSOBJEKTE GMBH	(a)
			0.10	BA-CA OBJEKTFINANZIERUNG GMBH & CO OEG	(a)
BA-CA BETRIEBSOBJEKTE AG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA BETRIEBSOBJEKTE PRAHA SPOL.S.R.O.	PRAGUE		100.00	BA-CA BETRIEBSOBJEKTE GMBH	(a)
BACA CENA IMMOBILIEN LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA CHEOPS LEASING GMBH	VIENNA		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BA-CA CONSTRUCTION LEASING OOO	SAINT PETERSBURG		100.00	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	(a)
BACA EXPORT FINANCE LIMITED	LONDON		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA EXPORT LEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BA-CA GRECO VERSICHERUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA		51.02	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA INFRASTRUTTURE FINANCE ADVISORY GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA INVESTOR BETEILIGUNGS GMBH	VIENNA		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BACA KOMMUNALLEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING ALFA S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING CARMEN GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING DREI GARAGEN GMBH	VIENNA		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING GAMA S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(list of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING NEKRETNINE DRUSTVO SA OGRANICENOM	BANJA LUKA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING TECHRENT GMBH	VIENNA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	VIENNA		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG	VIENNA		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
BA-CA LUNA LEASING GMBH VORM. Z LEASING LUNA IMMOBILIEN LEASING GES.M	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MINERVA LEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MINOS LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MOBILIEN UND LKW LEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA OBJEKTFINANZIERUNG GMBH	VIENNA		100.00	BA-CA BETRIEBSOBJEKTE GMBH	(a)
BA-CA OBJEKTFINANZIERUNG GMBH & CO OEG	VIENNA		99.99	BA-CA BETRIEBSOBJEKTE GMBH	(a)
			0.01	BA-CA OBJEKTFINANZIERUNG GMBH	(a)
BACA PEGASUS LEASING GMBH	VIENNA		25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			74.80	CALG IMMOBILIEN LEASING GMBH	(a)
BA-CA POLARIS LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRESTO LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRIVATE EQUITY GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA REAL ESTATE S.R.L.	BUCAREST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA REAL INVEST ASSET MANAGEMENT GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BACA ROMUS IFN S.A.	BUCAREST		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.96	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.01	BA-CA EXPORT LEASING GMBH	(a)
			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.01	CALG ANLAGEN LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA WIEN MITTE HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ZEGA LEASING-GESELLSCHAFT M.B.H.	VIENNA		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA-GEBAUDEVERMIETUNGSG. MBH	VIENNA		50.00	BA-CA-GVG-HOLDING GMBH	(a)
BA-CA-GVG-HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAI	LONDON		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAL ALPHA DOO ZA LEASING	ZAGREB		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACAL BETA NEKRETNINE D.O.O.	ZAGREB		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BACAL VERSICHERUNGSSERVICE HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING LUPUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW		75.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING POLUS SP. Z O.O.	WARSAW		100.00	BACA MINERVA LEASING GMBH	(a)
BAK VERWALTUNGS-GESELLSCHAFT MBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
BAL CARINA IMMOBILIEN LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL DEMETER IMMOBILIEN LEASING GMBH	VIENNA		99.80	MID GARAGEN GMBH	(a)
BAL HELIOS IMMOBILIEN LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL HESTIA IMMOBILIEN LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BAL HORUS IMMOBILIEN LEASING GMBH	VIENNA		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL HYPNOS IMMOBILIEN LEASING GMBH	VIENNA		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL LETO IMMOBILIEN LEASING GMBH	VIENNA		99.80	MID GARAGEN GMBH	(a)
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL PAN IMMOBILIEN LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL SOBEK IMMOBILIEN LEASING GMBH	VIENNA		99.80	MID GARAGEN GMBH	(a)
BALEA SOFT GMBH & CO. KG	HAMBURG		100.00	HVB LEASING GMBH	(a)
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA		62.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	BORGO MAGGIORE		85.35	UNICREDIT PRIVATE BANKING SPA	(a)
BANCA COMERCIALA "ION TIRIAC" S.A.	BUCAREST		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCA D' ITALIA	ROME	10.97		UNICREDITO ITALIANO SPA	(a)
BANCO INTERFINANZAS S.A.	BUENOS AIRES		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CAYMAN ISLANDS (MANAGEMENT) LTD.	GEORGE TOWN		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS (NOMINEES) LTD.	GEORGE TOWN		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS LTD.	GEORGE TOWN		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT AG	VIENNA		77.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
		17.45		UNICREDITO ITALIANO SPA	(a)
			0.02	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	LJUBLJANA		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT FINANZSERVICE GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT FUHRPARKMANAGEMENT GMBH	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIENBERATUNGS- UND SERVICE GMBH	VIENNA		50.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
			40.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			10.00	BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	(a)
BANK AUSTRIA CREDITANSTALT KFZ LEASING GMBH	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	VIENNA		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT LEASING, LEASING, D.O.O.	LJUBLJANA		90.10	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.90	BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	(a)
BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	VIENNA		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	VIENNA		94.95	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	VIENNA		81.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		95.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			5.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	VIENNA		99.80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING ATON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	VIENNA		99.80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA-CEE BETEILIGUNGSGMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK BPH SPOLKA AKCYINA	KRAKOW		71.03	BANK AUSTRIA CREDITANSTALT AG	(a)
			0.04	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK		41.70	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			4.93	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK MEDICI AG	VIENNA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK PEKAO SA	WARSAW	52.85		UNICREDITO ITALIANO SPA	(a)
			0.03	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWISKA S.A. MEGABANK IN LIQUIDATION	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK-AUSTRIA CREDITANSTALT LEASING CROLUS D.O.O. ZA LEASING	ZAGREB		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANKHAUS NEELMEYER AG	BREMEN		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKOWE DORADZTWO PODATKOWE SPOLKA Z O.O.	KRAKOW		74.00	BANK BPH SPOLKA AKCYINA	(a)
BANKPRIVAT AG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKSERVICE AD	SOFIA		6.85	BULBANK AD	(a)
			6.49	HVB BANK BIOCHIM AD	(a)
			4.31	HEBROS BANK AD	(a)
BANQUE GALLIERE SA IN LIQUIDATION	PARIS	17.50		UNICREDITO ITALIANO SPA	(a)
BANQUE MONEGASQUE DE GESTION SA	MUNICH		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
BASKET TRIESTE SRL IN BANKRUPTCY	TRIESTE	12.66		UNICREDITO ITALIANO SPA	(a)
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	VIENNA		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
			1.00	CALG ANLAGEN LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
BAVARIA FILMKUNST GMBH	MUNICH		20.59	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAN PAOLO		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		22.52	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE HYPO UND VEREINSBANK AG	MUNICH	93.81		UNICREDITO ITALIANO SPA	(a)
			..	BANK AUSTRIA CREDITANSTALT AG	(a)
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
BAYERN POWER LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BB-C VILA DOMY V.O.S.	PRAGUE		100.00	M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BDK CONSULTING	LUCK		100.00	UNICREDIT BANK LTD	(a)
BE.MA.FIN. SPA	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
BENTINI SPA	FAENZA		25.61	UNICREDIT BANCA SPA	(b)
BEOFINEST AD	BELGRADE	18.75		UNICREDITO ITALIANO SPA	(a)
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BETEILIGUNG MPV PROJEKTENTWICKLUNG GMBH	HAMBURG		50.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTU	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEA	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BFZ (OVERSEAS) LTD. CAYMAN ISLANDS	GEORGE TOWN		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
BIL BETEILIGUNGSTREUHAND GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH		93.87	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
			4.98	BIL V & V VERMIETUNGS GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG		20.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BISER IN LIQUIDATION	UMAG		70.00	ZAGREBACKA BANKA DD	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW		15.76	BANK BPH SPOLKA AKCYINA	(a)
			14.95	BANK PEKAO SA	(a)
BKS BANK AG	KLAGENFURT		29.93	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			7.36	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA		49.00	NOVA BANJALUCKA BANKA AD	(a)
BLUE CAPITAL CANADIAN INVESTMENTS INC.	TORONTO		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL CANADIAN MANAGEMENT INC.	TORONTO		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG		20.68	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY III GMBH & CO. KG	HAMBURG		16.67	BLUE CAPITAL EQUITY GMBH	(a)
			..	BLUE CAPITAL EQUITY MANAGEMENT GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY SEKUNDAR GMBH	HAMBURG		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY VI GMBH & CO. KG	HAMBURG		8.33	BLUE CAPITAL EQUITY GMBH	(a)
			8.33	BLUE CAPITAL EQUITY MANAGEMENT GMBH	(a)
BLUE CAPITAL EQUITY VII GMBH & CO. KG	HAMBURG		8.33	BLUE CAPITAL EQUITY GMBH	(a)
			8.33	BLUE CAPITAL EQUITY MANAGEMENT GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNG	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. SECHSTE OBJEKTE GROSSBRITANNIEN	HAMBURG		90.90	BLUE CAPITAL FONDS GMBH	(a)
			9.10	BLUE CAPITAL TREUHAND GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. SIEBTE OBJEKTE OSTERREICH KG	HAMBURG		90.90	BLUE CAPITAL FONDS GMBH	(a)
			9.09	BLUE CAPITAL TREUHAND GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL FONDS GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BLUE CAPITAL INVESTMENT INC.	DALLAS		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL MANAGEMENT INC.	DALLAS		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL METRO AMERIKA INC.	ATLANTA		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL METROPOLITAN AMERIKA GMBH & CO. KG	HAMBURG		100.00	BLUE CAPITAL REAL ESTATE GMBH	(a)
BLUE CAPITAL PENNSYLVANIA INC.	WASHINGTON		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PRIVATE ASSETS GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL STIFTUNGSTREUHAND GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL TREUHAND GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE DOLPHIN HANDELS-GMBH	LINZ		33.81	GRUNDERFONDS GMBH & CO KEG	(a)
BODE GRABNER BEYE TRUST GMBH	GRUNWALD		100.00	BODEHEWITT AG & CO. KG	(a)
BODEHEWITT AG & CO. KG	GRUNWALD		72.25	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BODEHEWITT BETEILIGUNGS AG	GRUNWALD		72.25	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT MBH	BREMEN		100.00	BANKHAUS NEELMEYER AG	(a)
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BORICA AD	SOFIA		5.32	BULBANK AD	(a)
			4.72	HVB BANK BIOCHIM AD	(a)
			3.84	HEBROS BANK AD	(a)
BORSA ITALIANA SPA	MILAN	11.11		UNICREDITO ITALIANO SPA	(a)
			0.79	UNICREDIT BANCA MOBILIARE SPA	(a)
BPH AUTO FINANSE SA	WARSAW		100.00	BPH PBK LEASING S.A.	(a)
BPH BANK HIPOTECZNY S.A.	WARSAW		99.94	BANK BPH SPOLKA AKCYINA	(a)
			0.06	FINAL HOLDING SP.Z.O.O.	(a)
BPH FINANCE PLC.	LONDON		100.00	BANK BPH SPOLKA AKCYINA	(a)
BPH LEASING S.A.	WARSAW		100.00	BPH PBK LEASING S.A.	(a)
BPH PBK LEASING S.A.	WARSAW		80.10	BANK BPH SPOLKA AKCYINA	(a)
			19.90	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	WARSAW		100.00	BANK BPH SPOLKA AKCYINA	(a)
BPH REAL ESTATE SA	WARSAW		100.00	BANK BPH SPOLKA AKCYINA	(a)
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SA	WARSAW		50.14	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	(a)
			49.86	CAPITAL INVEST DIE KAPITALANLAG EGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
BREAKEVEN SRL	VERONA		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG		13.57	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BUCHSTEIN IMMOBILIENVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BUDAPESTI ERTEKTOZSDE RT.	BUDAPEST		25.50	HVB BANK UNGARY ZRT.	(a)
BULBANK AD	SOFIA	86.13		UNICREDITO ITALIANO SPA	(a)
BULGARHIDROPONICK OOD	BOURGAS		24.81	BULBANK AD	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG		10.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BUSINESS CITY MANAGEMENT GMBH	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	HAMBURG		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. (IN LIQUIDATION)	PRAGUE		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. KINOCENTER KG	MUNICH		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	MUNICH		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BVK 2 GMBH (IN LIQUIDATION)	MUNICH		100.00	BVK HOLDING GMBH (IN LIQUIDATION)	(a)
BVK HOLDING GMBH (IN LIQUIDATION)	MUNICH		100.00	HVB BETEILIGUNGSGESELLSCHAFT MBH	(a)
C.I.M. BETEILIGUNGEN 1998 GMBH	VIENNA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
C.I.M. UNTERNEHMENSBETEILIGUNG- UND ANLAGEVERMIETUNGS GMBH	VIENNA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	VIENNA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CA BAU-FINANZIERUNGSBERATUNG GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA EUROPEAN BOND ADVISOR S.A., LUXEMBURG	LUXEMBOURG		100.00	CAPITAL INVEST DIE KAPITALANLAG EGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CA IB ASSET MANAGEMENT S.A.I. S.A.	BUCAREST		94.97	CAPITAL INVEST DIE KAPITALANLAG EGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
			5.00	HVB BANK ROMANIA S.A.	(a)
CA IB BULINVEST EOOD	SOFIA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE A.S.	PRAGUE		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB CORPORATE FINANCE D.D.	LJUBLJANA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE D.O.O.	BELGRADE		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE LTD., LONDON	LONDON		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE OOO	MOSCOW		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB D.D.	ZAGREB		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB FINANCIAL ADVISERS A.S., O.C.P.	BRATISLAVA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB FINANCIAL ADVISERS SP. Z.O.O.	WARSAW		100.00	CA IB POLSKA SPOLKA AKCYJNA	(a)
CA IB INFRASTRUKTUPROJEKTBERATUNGSGES. M.B.H. IN LIQUIDATION	VIENNA		100.00	GUS CONSULTING GMBH	(a)
CA IB INTERNATIONAL MARKETS AG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INTERNATIONAL MARKETS LTD.	LONDON		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INVEST D.O.O	ZAGREB		100.00	CAPITAL INVEST DIE KAPITALANLAG EGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CA IB POLSKA SPOLKA AKCYJNA	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB ROMANIA SRL	BUCAREST		99.99	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
			0.01	CA IB FINANCIAL ADVISERS A.S., O.C.P.	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB SECURITIES S.A.	WARSAW		100.00	CA IB POLSKA SPOLKA AKCYJNA	(a)
CA IB SECURITIES S.A. (BUCHAREST)	BUCAREST		99.98	HVB BANK ROMANIA S.A.	(a)
			0.01	CA IB ROMANIA SRL	(a)
CA IB TOKEPIACI RT. (CA IB CORPORATE FINANCE LTD.,BUDAPEST)	BUDAPEST		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CABET-HOLDING-AKTIENGESELLSCHAFT	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
CAC FULL SERVICE LEASING, S.R.O.	BRATISLAVA		100.00	CAC LEASING SLOVAKIA A.S.	(a)
CAC FULL SERVICE LEASING, S.R.O.	PRAGUE		100.00	CAC LEASING, A.S.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CAC LEASING SLOVAKIA A.S.	BRATISLAVA		44.90	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			35.20	CAC LEASING, A.S.	(a)
			19.90	HVB BANK SLOVAKIA A.S.	(a)
CAC LEASING, A.S.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAC POIJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE		100.00	CAC LEASING, A.S.	(a)
CAC POISTOVACI MAKLER, S.R.O.	BRATISLAVA		80.32	CAC LEASING SLOVAKIA A.S.	(a)
			19.68	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
CAC REAL ESTATE, S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAC-IMMO SRO	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAE PRAHA A.S.	PRAGUE		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
CAFU VERMOGENSVERWALTUNG GMBH	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAIBON.COM INTERNET SERVICES GMBH	VIENNA		100.00	BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	(a)
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING EURO, S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING OVUS S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING PRAHA S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING SENIOREN PARK GMBH	VIENNA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 307 MOBILIEN LEASING GMBH	VIENNA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	VIENNA		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	VIENNA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	VIENNA		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	VIENNA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	VIENNA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ANLAGEN LEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO OEG	VIENNA		99.00	CALG ANLAGEN LEASING GMBH	(a)
			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	VIENNA		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	VIENNA		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG GRUNDSTUCKVERWALTUNG GMBH	VIENNA		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	VIENNA		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH	VIENNA		99.80	CALG ANLAGEN LEASING GMBH	(a)
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	VIENNA		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALL NOW TELEKOMMUNIKATIONSSERVICE GES. M.B.H	VIENNA		25.00	EUROMARKETING AG	(a)
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	ALABANG		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	ALABANG		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	ALABANG		100.00	HVB ASIA LIMITED	(a)
CAPITAL INVEST DIE KAPITALANLAGEGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CAPITALE E SVILUPPO SPA	PERUGIA	19.53		UNICREDITO ITALIANO SPA	(a)
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	VIENNA		26.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			26.00	BA-CA ADMINISTRATION SERVICES GMBH	(a)
			5.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
			1.00	DINERS CLUB CEE HOLDING AG	(a)
CARLO ERBA REAGENTI SPA	MILAN		99.90	UNICREDIT BANCA D'IMPRESA SPA	(b)
CAROM IMMOBILIARE SRL	MILAN		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CASSA & ASSICURAZIONI SPA IN LIQUIDATION	VERONA	65.00		UNICREDITO ITALIANO SPA	(a)
CASSA DI LIQUIDAZIONE E GARANZIA SPA IN LIQUIDATION	TRIESTE	24.61		UNICREDITO ITALIANO SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, A.S.	PRAGUE		20.00	HVB BANK CZECH REPUBLIC A.S.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CBD INTERNATIONAL SP.Z.O.O.	WARSAW		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW		100.00	BANK PEKAO SA	(a)
CDT ADVISOR S.A., LUXEMBURG	LUXEMBOURG		100.00	CAPITAL INVEST DIE KAPITALANLAG EGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
CELER ALLGEMEINE VERMOGENSVERWALTUNGS-, INVESTITIONS- UND BERATUNGS GE	BUDAPEST		100.00	HVB BANK UNGARY ZRT.	(a)
CENTAR GRADSKI PODRUM DOO	ZAGREB		15.01	ZAGREBACKA BANKA DD	(a)
CENTAR KAPTOL DOO	ZAGREB		100.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH		17.35	HVB BANK BIOCHIM AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	VIENNA		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	VIENNA		83.56	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH	VILLACH - ST.MAGDALEN		26.98	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRA BAU VERWERTUNGSGESELLSCHAFT M.B.H.&CO OEG	VIENNA		98.99	CALG IMMOBILIEN LEASING GMBH	(a)
			1.01	CALG ANLAGEN LEASING GMBH	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA		17.78	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CENTRAL POLAND FUND LLC	DELAWARE		53.19	BANK PEKAO SA	(a)
CENTRO MERCI INTERMODALE DELLE MARCHE - CE.MI.M. SCPA IN LIQUIDATION E IN BANKRUPTCY	JESI	12.82		UNICREDITO ITALIANO SPA	(a)
CENTRUM KART SA	WARSAW		100.00	BANK PEKAO SA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	KRAKOW		98.00	BANK BPH SPOLKA AKCYINA	(a)
			2.00	HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	(a)
CENTRUM USLUG KSIEGOWYCH SPOLKA Z O.O.	KRAKOW		100.00	BANK BPH SPOLKA AKCYINA	(a)
CGE POWER LIMITED	LONDON		33.35	BAYERN POWER LIMITED	(a)
CHARADE LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHEFREN LEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHEMIE PENSIONSFONDS AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	BEIJING		17.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CHINA INVESTMENT INCORPORATIONS (BVI) LTD.	TORTOLA		10.69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	VIENNA		100.00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL IN BANKRUPTCY	ORADEA BIHOR		19.63	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
CITEC IMMOBILIEN IN DEUTSCHLAND AG	VIENNA		20.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITY CARRE VERWALTUNGS B.V.	THE HAGUE		100.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
CITY HOTEL GMBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CJSC MICEX STOCK EXCHANGE	MOSCOW		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CL DRITTE CAR LEASING GMBH & CO. KG	CAMIN		90.91	CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	(a)
			9.09	HVB LEASING GMBH	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN		100.00	HVB LEASING GMBH	(a)
CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	MOSCOW		52.88	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CMP FONDS I GMBH	BERLIN		24.99	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
COBB BETEILIGUNGEN UND LEASING GMBH	VIENNA		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COMES BAUCONCEPT GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
COMLE@SE & COMFIN@NCE GMBH &CO. KG IN LIQUIDATION	HAMBURG		100.00	HVB LEASING GMBH	(a)
COMLE@SE ONLINE GMBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
COMMUNA - LEASING GRUNDSTUCKSVERWALTUN GSGESELLSCHAFT M.B.H.	VIENNA		100.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
COMPASS P LIMITED	PLOVDIV		12.50	HEBROS BANK AD	(a)
CONETWORK GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CORCIANO CALZATURE SPA IN LIQUIDATION	ELLERA UMBRA (PG)		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CONSORTIUM SRL	MILAN	31.24		UNICREDITO ITALIANO SPA	(a)
CONSORZIO CARICESE	BOLOGNA	33.11		UNICREDITO ITALIANO SPA	(a)
			0.07	UNICREDIT BANCA D'IMPRESA SPA	(a)
			0.07	UNICREDIT BANCA PER LA CASA SPA	(a)
			0.07	UNICREDIT BANCA SPA	(a)
			0.07	UNICREDIT CLARIMA BANCA SPA	(a)
			0.07	UNICREDIT PRIVATE BANKING SPA	(a)
			0.07	UNICREDIT XELION BANCA SPA	(a)
			0.17	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDATION	NAPLES		33.33	QUERCIA SOFTWARE SPA	(a)
CONTRA LEASING-GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	JAUSERN-LEASING GESELLSCHAFT M.B.H.	(a)
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	VIRGIN ISLANDS		40.00	BANK PEKAO SA	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA		30.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CREDIFARMA SPA	ROME	17.00		UNICREDITO ITALIANO SPA	(a)
CREDITANSTALT GLOBAL MARKETS FUND ADVISOR S.A., LUXEMBURG	LUXEMBOURG		100.00	CAPITAL INVEST DIE KAPITALANLAG EGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CREDITRAS ASSICURAZIONI SPA	MILAN		50.00	UNICREDIT BANCA SPA	(a)
CREDITRAS VITA SPA	MILAN		50.00	UNICREDIT BANCA SPA	(a)
CRESCAT EQUITY 1 BETEILIGUNGSGESELLSCHAFT MBH & CO. KG	HAMBURG		59.44	BLUE CAPITAL EQUITY GMBH	(a)
CRISTAL PALACE REAL ESTATE, S.R.O.	PRAGUE		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CROWN WESTFALEN CREDIT SERVICES GMBH	BOCHUM		50.00	WESTFALEN CREDIT SERVICES GMBH	(a)
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DAB BANK AG	MUNICH		76.36	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DANIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DAYOCO LTD.	HONG KONG		50.00	NINGBO HOLDING GMBH	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	VIENNA		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)
DELLA VALLE FINANZIARIA SPA IN LIQUIDATION	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DELLA VALLE IMMOBILIARE SPA IN LIQUIDATION	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DEBO LEASING SRL	BUCAREST		90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.01	BA-CA EXPORT LEASING GMBH	(a)
			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.01	CALG ANLAGEN LEASING GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE BRENNER-TUNNEL PROJEKTGESELLSCHAFT MBH I.L.	MUNICH		18.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE SCHIFFSBANK AG	HAMBURG		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT		12.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT		35.79	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNGS GMBH	(a)
			1.64	BLUE CAPITAL FONDS GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIE ERSTE-IMMORENT-Z-EINRICHTUNGSHAUSVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA		33.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING BUDEJOVICE S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKA LIPA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKY TESIN S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV TESINSKA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JABLONEC NAD NISOU S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARLOVY VARY S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARVINA S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING PROSTEJOV S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING TRUTNOV S.R.O.	PRAGUE		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DINERS CLUB CEE HOLDING AG	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA		100.00	DINERS CLUB CEE HOLDING AG	(a)
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	VIENNA		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
DIREKTANLAGE.AT AG	SALZBURG		100.00	DAB BANK AG	(a)
DLB LEASING, S.R.O.	PRAGUE		100.00	CAC LEASING, A.S.	(a)
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DOMUS BISTRO GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS CLEAN REINIGUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS FACILITY MANAGEMENT GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DORION GMBH & CO. KG	MUNICH		92.16	NADINION OBJEKT HUESTRASSE GMBH & CO. KG	(a)
			1.96	NADINION VERWALTUNGSGESELLSCHAFT MBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		25.00	CALG ANLAGEN LEASING GMBH	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES. M.B.H.	BERLIN		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DRUKBANK SP. ZOO	ZAMOSC		100.00	BANK PEKAO SA	(a)
DRUSTVO ZA UPRAVLJANJE PRIVATZACIONIM FONDOM "BLB-MENANDZMENT	BANJA LUKA		49.00	NOVA BANJALUCKA BANKA AD	(a)
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
EBPP ELECTRONIC BILL PRESENTMENT AND PAYMENT GMBH	VIENNA		45.00	PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	VIENNA		97.55	TC-QUINTA PROJEKTVERWALTUNGSGESELL CHAFT M.B.H.	(a)
			2.45	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
EK MITTELSTANDSFINANZIERUNGS AG	VIENNA		98.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ELDO SPA IN TEMPORARY RECEIVERSHIP	ROME		85.43	UNICREDIT BANCA D'IMPRESA SPA	(b)
			14.29	UNICREDIT BANCA SPA	(b)
ENDERLEIN & CO. GMBH	BIELEFELD		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF		30.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ENTWICKLUNGSAGENTUR GUTERVERKEHRSZENTRUM TRIER I GMBH	TRIER		85.00	AGRUND GRUNDSTUCKS-GMBH	(a)
ERATECH S.A.	LODZ		75.39	ASSET S.A.	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG		68.23	HVB FONDSFINANCE GMBH	(a)
			0.06	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG		68.20	HVB FONDSFINANCE GMBH	(a)
			0.07	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG		68.24	HVB FONDSFINANCE GMBH	(a)
			0.05	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESE LLSCHAFTM.B.H.	BERLIN		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ESMT EUROPEAN SCHOOL OF MANAGEMENT AND TECHNOLOGY GMBH	BERLIN		24.24	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
EURO CAPITAL STRUCTURES LTD IN LIQUIDATION	DUBLIN		100.00	UNICREDIT BANCA MOBILIARE SPA	(a)
EURO SYNERGIES MANAGEMENT S.A.	PARIS		20.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN		100.00	BLUE CAPITAL FONDS GMBH	(a)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE IMMORENT GRUNDVERWERTUNGSGES ELLSCHAFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO KG	VIENNA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
EUROMARKETING AG	VIENNA		71.18	MY BETEILIGUNGS GMBH	(a)
EUROPA BEFEKTETESI ALAPKEZELO RT.	BUDAPEST		100.00	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST		99.60	EUROPA BEFEKTETESI ALAPKEZELO RT.	(a)
			0.40	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPACENTER KFT.	BUDAPEST		50.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
EUROPAY AUSTRIA ZAHLUNGSVERKEHRSSYSTEME GMBH	VIENNA		13.59	BANK AUSTRIA CREDITANSTALT AG	(a)
			4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
			5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	VIENNA		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	MUNICH		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVARIS OBJEKT-GMBH & CO. KG	MUNICH		99.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
			1.00	EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	(a)
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
F.I.M. FONDERIA INDUSTRIE MECCANICHE SPA	SEGUSINO (TV)		60.97	UNICREDIT BANCA D'IMPRESA SPA	(b)
FI.MA. SRL	PERUGIA		100.00	UNICREDIT BANCA SPA	(b)
FABRYKA MASZYN W JANOWIE LUBELSKIM SP. ZOO	JANOW LUBELSKI		86.68	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
FABRYKA SPRZETU OKRETOWEGO MEBLOMOR SA	CZARNKOW		23.81	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
FACTORBANK AKTIENGESELLSCHAFT	VIENNA		42.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			10.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
FAMILY TRUST MANAGEMENT EUROPE S. A.	LUXEMBOURG		80.00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
FARMACISTI RIUNITI SPA	PERUGIA		49.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
FASALEX PATENT- UND LIZENZVERWERTUNGS GMBH	KOPFING		37.10	GRUNDERFONDS GMBH & CO KEG	(a)
FERNSEH HOLDING III S.A.R.L.	LUXEMBOURG		8.00	HVB CAPITAL PARTNERS S.A.R.L.	(a)
			3.50	HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE AREAL I KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE AREAL II KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH		94.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN VERWALTUNGS GMBH	MUNICH		100.00	FGB GRUND UND BODEN GMBH & CO. KG	(a)
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	VIENNA		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
FIDIA SGR SPA	MILAN	25.00		UNICREDITO ITALIANO SPA	(a)
FINAL HOLDING SP.Z.O.O.	WARSAW		100.00	BANK BPH SPOLKA AKCYINA	(a)
FINAL S.A.	DABROWA GORNICZA		99.73	FINAL HOLDING SP.Z.O.O.	(a)
FINANCIAL MARKETS SERVICE BANK GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
FINANCIAL RISK MANAGEMENT GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FINAOSTA SPA	AOSTA	10.71		UNICREDITO ITALIANO SPA	(a)
FINESCO S.A.	WARSAW		18.96	FINAL HOLDING SP.Z.O.O.	(a)
FINMOLISE SPA - FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE	CAMPOBASSO	11.84		UNICREDITO ITALIANO SPA	(a)
FIORONI INGEGNERIA SPA IN TEMPORARY RECEIVERSHIP	PERUGIA		30.05	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI INVESTIMENTI SPA IN TEMPORARY RECEIVERSHIP	PERUGIA		30.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI SISTEMA SPA IN TEMPORARY RECEIVERSHIP	PERUGIA		26.18	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIRST SHIP LEASE LTD.	BERMIDA		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FM BETEILIGUNGS-AKTIENGESELLSCHAFT	VIENNA		50.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
FMW INDUSTRIEANLAGENBAU GMBH	VIENNA		44.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	VIENNA		100.00	MID GARAGEN GMBH	(a)
FOLIA LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
FONDERIA METALLI CONVEYORS SRL	MONTE MARENZO (LC)		90.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FONTANA KURHOTEL GESELLSCHAFT M.B.H.	VIENNA		100.00	FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
FOOD & MORE GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
FORMAC BETEILIGUNGSGESELLSCHAFT MBH	HAMBURG		33.33	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FORUM POLSKIEGO BIZNESU MEDIA SP.Z O.O.	WARSAW		100.00	PBK PROPERTY SP. Z.O.O.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FREIZEITPARK OBERLAA VERMIETUNGS GMBH	VIENNA		75.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
FREIZEITPARK OBERLAA VERMIETUNGS GMBH & CO KEG	VIENNA		100.00	FREIZEITPARK OBERLAA VERMIETUNGS GMBH	(a)
FRT - FIDUCIARIA RISPARMIO TORINO SIM SPA	TURIN		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
FUGATO LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
G.E. GRUPPO ELDO SPA IN TEMPORARY RECEIVERSHIP	ROME		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
G.F.S. MANAGEMENT KANTOOR B.V.	THE HAGUE		100.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE SPA	ROME		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		99.80	CALG IMMOBILIEN LEASING GMBH	(a)
GALILEO GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
GAMMATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GANYMED IMMOBILIENVERMIETUNGSGESELLSCH AFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		99.00	CALG ANLAGEN LEASING GMBH	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH	MUNICH		98.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSG ESELLSCHAFT M.B.H.	VIENNA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		37.50	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			37.50	CALG IMMOBILIEN LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GERMONTA HOLDINGS LIMITE	NICOSIA		100.00	CA IB POLSKA SPOLKA AKCYJNA	(a)
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT		14.29	BANK AUSTRIA CREDITANSTALT AG	(a)
GESELLSCHAFT FUR GRUNDBESITZ MBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B.H.	VIENNA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GI VENTURES AKTIENGESELLSCHAFT	MUNICH		20.80	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GIRO BANKKARTYA RT.	BUDAPEST		25.42	HVB BANK UNGARY ZRT.	(a)
GIW GESELLSCHAFT FUR INFORMATIONSTRANSFER UND WEITERBILDUNG MBH I.L.	ALFTER		100.00	BVK HOLDING GMBH (IN LIQUIDATION)	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT		23.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GLS (GP) LIMITED	ST. PETER PORT		15.12	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GOETHE GALERIE CENTERMANAGEMENT GMBH	JENA		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN		94.00	HVB PROJEKT GMBH	(a)
GOLFPLATZ SCHLOSS EBREICHSDORF ERRICHTUNGS- UND VERMIETUNGS GMBH	VIENNA		100.00	FM BETEILIGUNGS-AKTIENGESELLSCHAFT	(a)
GRADSKI PODRUM D.D. IN LIQUIDATION	ZAGREB		54.76	ZABA TURIZAM DOO	(a)
			15.04	ZAGREBACKA BANKA DD	(a)
GRAND CENTRAL RE LIMITED	HAMILTON		92.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GRAND HOTEL SAVOIA SPA	CORTINA D'AMPEZZO (BL)		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
GRAND INVESTICIJE D.O.O. ZA PROMET NEKRETNINAMA	ZAGREB		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GREENGOLD KERNÖL HANDELS GMBH	ST. MAREIN BEI GRAZ		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	LJUBLJANA		100.00	BA-CA PRIVATE EQUITY GMBH	(a)
GRUNDERFONDS GMBH & CO KEG	VIENNA		100.00	GRUNDERFONDS GMBH	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH		92.50	DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	(a)
			7.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ		100.00	BA/CA-LEASING BETEILIGUNGEN GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
GUS CONSULTING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GUSTAV-KRAMER-STRASSE 5C VERWALTUNGS GMBH	VIENNA		25.50	BANK AUSTRIA CREDITANSTALT AG	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S. BETEILIGUNGS GMBH.	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
H.F.S. IMMOBILIENFONDS "DAS SCHLOSS" BERLIN-STEGLITZ GMBH & CO. KG	MUNICH		62.50	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
			31.25	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			6.25	H.F.S. IMMOBILIENFONDS GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 14 GMBH & CO. KG	MUNICH		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG	MUNICH		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 20 KG	MUNICH		90.91	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	THE HAGUE		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 4 KG	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. KOMPLEMENTARS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH	EBERSBERG		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'ECUADOR' KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'HAITI' KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'INDIEN' KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'JAVÀ KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KOREÀ KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KUBÀ KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'MALAYSIÀ KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'PANAMÀ KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'THAILAND' KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGSFONDS GMBH & CO. DEUTSCHLAND 'HAWAI' KG	MANNHEIM		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG GMBH & CO. KG	MUNICH		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG	MUNICH		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS GMBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HALOS GMBH & CO. OBJEKT KG	MUNICH		100.00	HVZ GMBH & CO. OBJEKT KG	(a)
HANS PRESSEL BETEILIGUNGS-GES.M.B.H.	VIENNA		100.00	EUROMARKETING AG	(a)
HANSA-NORD-LUX MANAGEMENTGESELLSCHAFT	LUXEMBOURG		50.00	NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	(a)
HANSE CHEMIE AG	GEESTHACHT		13.00	CONETWORK GMBH	(a)
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG		31.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE SRL	ROME		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEBROS BANK AD	PLOVDIV		99.91	BANK AUSTRIA CREDITANSTALT AG	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HEKLA IMMOBILIEN PROJEKTENTWICKLUNGS GMBH & CO. HOTEL JENA KG	JENA		100.00	HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG		98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			2.00	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
HERACLIA DI CLAUDIO E PIERANGELO COLLA SNC	SAN DONÀ DI PIAVE (VE)		100.00	UNICREDIT BANCA SPA	(b)
HERKU LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HESTAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
HFP INGATLANHASZNOSITO ZARTKORUEN MUKODO RESZVENYTARSASAG	BUDAPEST		100.00	HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	(a)
HMIS MANAGEMENT INFORMATION & SERVICE GMBH	MUNICH		75.00	HVB PROJEKT GMBH	(a)
			25.00	HVB TECTA GMBH	(a)
HOFGARTEN GRUNDBESITZ VERWALTUNG GMBH	BERLIN		49.60	HVB PROJEKT GMBH	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM		47.17	TERRONDA DEVELOPMENT B.V.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HOKA LEASING-GESELLSCHAFT M.B.H.	VIENNA		75.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HONEU LEASING GESELLSCHAFT M.B.H.	VIENNA		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HOTEL FURSTENHOF BETRIEBSGESELLSCHAFT MBH I.L.	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HOTEL HEILIGENBLUT BETRIEBS GMBH NFG. KG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HOTEL JUAN III SOBIESKI SP. Z.O.O.	WARSAW		37.50	BANK PEKAO SA	(a)
HOTEL RUGEN BETRIEBS- UND MANAGEMENT GMBH	FRANKFURT		25.20	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN		94.00	HVB PROJEKT GMBH	(a)
HP IT-SOLUTIONS GMBH	INNSBRUCK		14.29	DIREKTANLAGE.AT AG	(a)
			14.29	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
HROK DOO - HRVATSKI REGISTAR KREDITNIH OBVEZNIKA	ZAGREB		14.00	ZAGREBACKA BANKA DD	(a)
HVB AGENT D.O.O. ZA ZASTUPANJE U OSIGURANJU	ZAGREB		80.00	HVB LEASING CROATIA D.O.O. ZA LEASING	(a)
			20.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
HVB ALTERNATIVE ADVISORS LLC	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	VIENNA		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	SINGAPORE		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASSET LEASING LIMITED	LONDON		100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE		100.00	HVB ASIA LIMITED	(a)
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY		100.00	HVB ASIA LIMITED	(a)
HVB AUTO LEASING EOOD	SOFIA		100.00	HVB LEASING OOD	(a)
HVB BANCA PENTRU LOCUINTE S.A.	BUCAREST		55.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
			35.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			10.00	HVB BANK ROMANIA S.A.	(a)
HVB BANK BIOCHIM AD	SOFIA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANK CZECH REPUBLIC A.S.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANK LATVIA AS	RIGA		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB BANK ROMANIA S.A.	BUCAREST		49.87	BANK AUSTRIA CREDITANSTALT AG	(a)
			0.03	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.03	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.03	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
			0.03	BANK AUSTRIA-CEE BETEILIGUNGSGMBH	(a)
HVB BANK SLOVAKIA A.S.	BRATISLAVA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB BANK ZRT.	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANKA SERBJA I CRNA GORA A.D. BEOGRAD	BELGRADE		99.57	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPE BLANC LLC	WILMINGTON		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL ASIA LIMITED	HONG KONG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC II	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC III	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC V	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VI	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VII	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VIII	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL MANAGEMENT, INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL MARKETS INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL PARTNERS AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS S.A.R.L.	LUXEMBOURG		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CENTRAL PROFIT BANKA D.D., SARAJEVO	SARAJEVO		80.85	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB CESAR D.O.O. BEOGRAD	BELGRADE		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB CONSULT GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CREDIT ADVISORS LIMITED	DUBLIN		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ENERGY HOLDINGS LLC	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPERTISE GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPORT LEASING GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FACTOR PENZUGYI SZOLGALTATO ZRT	BUDAPEST		98.72	HVB BANK UNGARY ZRT.	(a)
			1.28	SAS-REAL KFT.	(a)
HVB FACTORING S.R.O.	BRATISLAVA		80.00	HVB BANK SLOVAKIA A.S.	(a)
			20.00	FACTORBANK AKTIENGESELLSCHAFT	(a)
HVB FACTORING S.R.O.	PRAGUE		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
HVB FIERO LEASING OOD	SOFIA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT MBH	(a)
HVB FINANCE LONDON LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FINANCNE SLUZBY S.R.O.	BRATISLAVA		100.00	HVB BANK SLOVAKIA A.S.	(a)
HVB FINANZBERATUNG GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB FONDSFINANCE GMBH	MUNICH		5.00	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
			95.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FUGGETLEN BIZTOSITASKOZVETITO SZOLGALTATO KFT	BUDAPEST		80.00	HVB LEASING HUNGARY KERESKEDELMI KORLATOLT FELELOSSEGU TARSASAG	(a)
			20.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB FULL SERVICE D.O.O.	BELGRADE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB FUND SERVICES LIMITED (IN LIQUIDATION)	DUBLIN		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FUNDING TRUST II	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FUNDING TRUST VIII	WILMINGTON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB HEBROS AUTO E.O.O.D.	SOFIA		100.00	HVB HEBROS LEASING AD	(a)
HVB HEBROS LEASING AD	SOFIA		51.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			49.00	HEBROS BANK AD	(a)
HVB HONG KONG LIMITED	HONG KONG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB IMMOBILIE SLOVAKIA SPOL.S.R.O.	BRATISLAVA		100.00	HVB BANK SLOVAKIA A.S.	(a)
HVB IMMOBILIEN AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INFORMATION SERVICES GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INVESTITIONSBANK GMBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
HVB INVESTMENTS (UK) LIMITED	GEORGE TOWN		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB JELZALOGBANK ZRT.	BUDAPEST		99.97	HVB BANK UNGARY ZRT.	(a)
			0.03	SAS-REAL KFT.	(a)
HVB LEASING CPB D.O.O.	SARAJEVO		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING CROATIA D.O.O. ZA LEASING	ZAGREB		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING D.O.O.	SARAJEVO		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING D.O.O. BEOGRAD	BELGRADE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LEASING HUNGARY KERESKEDELMI KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			3.33	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LEASING HUNGARY PENZUGYI SZOLGALTATO RT	BUDAPEST		98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			2.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LEASING IMOBILIAR S.R.L.	BUCAREST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING INSURANCE BROKER BULGARIA OOD	SOFIA		80.00	HVB LEASING OOD	(a)
			20.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB LEASING INSURANCE BROKER SRL	BUCAREST		99.80	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG		100.00	HVB LEASING GMBH	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON		100.00	HVB CAPE BLANC LLC	(a)
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING OOD	SOFIA		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	HVB BANK BIOCHIM AD	(a)
HVB LEASING REAL ESTATE BRATISLAVA S.R.O.	BRATISLAVA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LEASING TOB	KIEV		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LIFE SCIENCE GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LOAN PORTFOLIO GMBH & CO. KG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LOAN PORTFOLIO VERWALTUNGS GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON TRADING LTD.	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB MG LLC	NEW YORK		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON		100.00	HVB U.S. FINANCE INC.	(a)
HVB PAYMENTS & SERVICES GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PENSIONSFONDS AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PENSIONSFONDS-SERVICE GMBH	MUNICH		100.00	HVB PENSIONSFONDS AG	(a)
HVB PGUP LLC	NEW YORK		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB POSREDNIK DOO	BELGRADE		100.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT EMILIENHOF VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HVB RATING ADVISORY GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB REALITY CZ, S.R.O.	PRAGUE		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
HVB REALTY CAPITAL INC.	NEW YORK		100.00	HVB U.S. FINANCE INC.	(a)
HVB RISK MANAGEMENT PRODUCTS INC.	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB RUSSELL MANAGEMENT GMBH	MUNICH		51.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB SECUR GMBH	MUNICH		80.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SINGAPORE LIMITED	SINGAPORE		100.00	HVB ASIA LIMITED	(a)
HVB STRUCTURED INVEST S.A.	LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SUPER LEASING EOOD	SOFIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB TECTA GMBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB U.S. FINANCE INC.	NEW YORK		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 1 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 3 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 4 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 4.1 GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.4 GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH & CO. BETEILIGUNGS KG	BOCHUM		100.00	HVB VERWA 5 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 5 GMBH & CO. RESTRUKTURIERUNG KG	BOCHUM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 6 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 7 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 8 GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF BETEILIGUNGSTREUHAND GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF GEBAUDESANIERUNG GMBH & CO ERSTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF IMMOBILIEN-FONDS GMBH & CO WOHNUNGEN LEIPZIG ZWEITE KG	LEIPZIG		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH		10.00	HVBFF VERWALTUNGS GMBH	(a)
			90.00	HVB FONDSFINANCE GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ACHTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO FUNFTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO NEUNTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO SECHSTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO SIEBTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING-FONDS GMBH & CO WOHNUNGEN NAUEN ZWEITE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LIFE BRITANNIA GMBH & CO ERSTE KG	MUNICH		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)

(list of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVBFF OBJEKT LEIPZIG GMBH	MUNICH		70.00	HVB FONDSFINANCE GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF VERWALTUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			3.33	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING GARO KFT	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING HERMES INGATLANHASZNOSITO KFT.	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING JUPITER KFT	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST		71.61	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			28.39	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
HVB-LEASING NANO KFT	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			3.33	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING ROMANIA SRL	BUCAREST		80.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			20.00	HVB BANK ROMANIA S.A.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB-LEASING SOLE KFT	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVZ GMBH & CO. OBJEKT KG	MUNICH		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HYPO (UK) HOLDINGS LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			..	HVB IMMOBILIEN AG	(a)
HYPO STAVEBNI SPORITELNA A.S.	PRAGUE		60.00	HVB BANK CZECH REPUBLIC A.S.	(a)
			40.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
HYPO-BA LEASING SUD GMBH	KLAGENFURT		50.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN	MUNICH		80.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
HYPOVEREINS IMMOBILIEN EOOD	SOFIA		100.00	HVB BANK BIOCHIM AD	(a)
HYPOVEREINSFINANCE N.V.	AMSTERDAM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
I.C.M. SPA IN LIQUIDATION	REZZATO (BS)		61.00	UNICREDIT BANCA SPA	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO SPA	SUMIRAGO (VA)		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
I GEMELLI DI S. BENIGNO SRL IN LIQUIDATION	GENOVA		12.24	UNICREDIT BANCA D'IMPRESA SPA	(a)
I-FABER SOCIETÀ PER AZIONI	MILAN		65.32	UNICREDIT BANCA D'IMPRESA SPA	(a)
IFEM SPA IN LIQUIDATION	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IGICOR SPA IN LIQUIDATION	VERONA		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
IMAT SPA IN LIQUIDATION	CASTEL SAN PIETRO TERME (BO)		96.67	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMM.EDIL.SEI SRL	ROME		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMMO I IMMOBILIEN + MOBILIEN-VERMIETUNGS GMBH & CO.KG.	VIENNA		100.00	IMMOBILIEN VERMIETUNGS GMBH	(a)
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN		99.25	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT MBH	(a)
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN		95.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT MBH	(a)
IMMOBILIEN RATING GMBH	VIENNA		61.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
			19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			19.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
IMMOBILIEN VERMIETUNGS GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	VIENNA		87.50	IMMOBILIEN VERMIETUNGS GMBH	(a)
			12.50	REAL INVEST IMMOBILIEN GMBH	(a)
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMMORENT-THETA GRUNDVERWERTUNGSGESELLS CHAFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
INDEXCHANGE INVESTMENT AG	UNTERFOHRING		100.00	HVB VERWA 4.4 GMBH	(a)
INDUSTRIA BRIANTEA GIOCATTOLI SPA IN LIQUIDATION AND SUBJECT TO VOLUNTARY ARRANGEMENT (ex B.BURAGO SPA)	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		99.90	BANK AUSTRIA CREDITANSTALT AG	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	VIENNA		61.37	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	VIENNA		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INIZIATIVE URBANE SPA	TRENTO	27.78		UNICREDITO ITALIANO SPA	(a)
INNOVED HANDELSGESMBH	VIENNA		22.00	GRUNDERFONDS GMBH & CO KEG	(a)
INPROX CHOMUTOV, S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX KARLOVY VARY, S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX KLADNO, S.R.O.	PRAGUE		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX OSIJEK D.O.O.	ZAGREB		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX SR I., SPOL. S R.O.	BRATISLAVA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INTERFINANZIARIA S. A.	LUGANO		33.30	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH		94.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INTERPARK MANAGEMENT GMBH & CO. KG	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
INTERPARK MANAGEMENT VERWALTUNGS GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
INTERPORTO ROMA EST SPA	ROME		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
INTRO LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
INVESCO REAL ESTATE GERMANY L.L.C.	WILMINGTON		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.P.	WILMINGTON		24.65	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GMBH	MUNICH		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF		40.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
IR SERVICES SP ZO.O.	WARSAW		99.08	CA IB POLSKA SPOLKA AKCYJNA	(a)
			0.92	CA IB FINANCIAL ADVISERS A.S., O.C.P.	(a)
IRODAHAZ TANACSADO KFT.	BUDAPEST		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT.	(a)
ISAR-SEINE IMMOBILIEN GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ISB UNIVERSALE BAU GMBH	BRANDENBURG		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISPONA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
ISTITUTO FINANZIARIO REGIONALE PIEMONTESE - FINPIEMONTE SPA	TURIN	12.15		UNICREDITO ITALIANO SPA	(a)
			0.26	UNICREDIT BANCA D'IMPRESA SPA	(a)
ISTRA GOLF DOO	UMAG		100.00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	(a)
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG		71.80	ZAGREBACKA BANKA DD	(a)
ITALTEL SPA	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT MBH	SALZKOTTEN		29.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
JAKALA PROMOPLAN SPA	MILAN		74.09	UNICREDIT BANCA D'IMPRESA SPA	(b)
JAUSERN-LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
JOINT STOCK COMMERCIAL BANK HVB BANK UKRAINE	KIEV		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
JUNIORS' PLAYTIME SRL IN LIQUIDATION	PIANORO (BO)		23.91	UNICREDIT BANCA D'IMPRESA SPA	(b)
KADMOS IMMOBILIEN LEASING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	VIENNA		20.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KELLER CROSSING L.P.	ATLANTA		100.00	US PROPERTY INVESTMENTS INC.	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
KI (7) LIMITED	LONDON		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
KLEA ZS-IMMOBILIENVERMIETUNG G.M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG G.M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
KOC FINANSAL HIZMETLER AS	ISTANBUL	50.00		UNICREDITO ITALIANO SPA	(a)
KOHLER & KRENZER FASHION AG	MUNICH		50.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KOMPETENZZENTRUM SPORT, GESUNDHEIT & TECHNOLOGIE GMBH	GARMISCH-PARTENKIRCHEN		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW		22.96	BANK PEKAO SA	(a)
			11.48	BANK BPH SPOLKA AKCYINA	(a)
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH		12.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYER	MUNICH		12.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	VIENNA		100.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
KUNSTFORUM HANDELSGESELLSCHAFT M.B.H.	VIENNA		100.00	ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
KUNSTHAUS LEASING GMBH	VIENNA		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
LADIS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
LADON VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
LAGERMAX LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAMAIONE SRL	MILAN		16.36	UNICREDIT REAL ESTATE SPA	(a)
LAMBACHER HITIAG LEINEN AG	STADL		45.57	MY FUNF HANDELS GMBH	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
LARGO LEASING GESELLSCHAFT M.B.H.	VIENNA		99.00	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LASER SRL IN LIQUIDATION	MILAN		22.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT MBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
LB HOLDING GESELLSCHAFT M.B.H.	VIENNA		100.00	LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	(a)
LBL DREI GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		33.40	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)
LEASFINANZ BANK GMBH	VIENNA		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LEASFINANZ GMBH	VIENNA		100.00	LF BETEILIGUNGEN GMBH	(a)
LEASFINANZ MOBILIENVERMIETUNG GMBH	VIENNA		100.00	LEASFINANZ GMBH	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA		17.20	CALG IMMOBILIEN LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
LEASING 439 GMBH	VIENNA		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEGATO LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
LEMONGRASS AGENTUR FUR DIREKTMARKETING & WERBUNG GES.M.B.H	VIENNA		100.00	HANS PRESSEL BETEILIGUNGS-GES.M.B.H.	(a)
LENG LOI LIMITED	HONG KONG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LF BETEILIGUNGEN GMBH	VIENNA		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
LIBA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		49.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIFE BRITANNIA MANAGEMENT GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANGAGEMENT ERSTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE SCIENCE I BETEILIGUNGS GMBH	MUNICH		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
LIMITED LIABILITY COMPANY "B.A. REAL ESTATE"	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
LINO HOTEL-LEASING GMBH	VIENNA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LINQ MINING FUND	PERTH		23.72	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LIPARK LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LISEURO SPA	UDINE	35.11		UNICREDITO ITALIANO SPA	(a)
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
LNC (SPV-AMC) CORP	ALABANG		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LNC INVESTMENT HOLDING INC	MAKATI CITY		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LNC3 ASSET MANAGEMENT INC.	ALABANG		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LOCAT LEASING CROATIA DOO	ZAGREB		100.00	LOCAT SPA	(a)
LOCAT RENT SPA	MILAN		50.00	LOCAT SPA	(a)
LOCAT SPA	BOLOGNA	100.00		UNICREDITO ITALIANO SPA	(a)
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		25.00	CALG IMMOBILIEN LEASING GMBH	(a)
LWB OBJEKT GMBH & CO ZWEITE KG	LEIPZIG		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	VIENNA		98.04	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
M.A.I.L. ALPHA PROPERTIES V.O.S.	PRAGUE		100.00	M.A.I.L. ALPHA REAL ESTATE MANAGEMENT S.R.O.	(a)
M.A.I.L. ALPHA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B. H. & CO. MCL THETA K	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	VIENNA		99.95	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
			0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. GAMMA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	VIENNA		100.00	REAL INVEST IMMOBILIEN GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	VIENNA		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO. PRIMERA KEG	VIENNA		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. STRATOS REAL SP.Z.O.O.SPK.	WARSAW		100.00	M.A.I.L. STRATOS REAL SP.ZO.O.	(a)
M.A.I.L. STRATOS REAL SP.ZO.O.	WARSAW		99.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
			1.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. WARSCHAU PROPERTY INVEST ALPHA GMBH	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MANDA-INVEST, DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA, TE UGOSTITELJSKU I TURISTICKU DJELATNOST (IN LIQUIDATION)	ZAGREB		50.00	ZAGREBACKA BANKA DD	(a)
MANFRED HANDBUCHLER GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARITIME CONTAINER N. 13 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 14 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 15 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 17 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 18 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N. 21 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER N.16 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MARITIME CONTAINER N.22 LTD	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO. 7 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.1 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.10 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.11 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.12 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.2 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.3 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.4 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.5 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.6 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.8 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME CONTAINER NO.9 LTD.	MAJURO		100.00	MARITIME SICHERHEITEN GMBH	(a)
MARITIME SICHERHEITEN GMBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MARKETING ZAGREBACKE BANKE DOO	ZAGREB		100.00	ZAGREBACKA BANKA DD	(a)
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ		99.96	BACA PEGASUS LEASING GMBH (EX. CALG GRUNDSTUCK- VERWALTUNG GRUNDUNG 1982 GMBH)	(a)
MASCHINEN + ANLAGEN INVESTITIONS-LEASING GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MATHER MA LEASING GMBH & CO OHG	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MC MARKETING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MC RETAIL GMBH	VIENNA		100.00	MC MARKETING GMBH	(a)
MEDIA DRUCK GMBH	TULLN		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIA MAGNUS SP.Z.O.O.	WARSAW		100.00	FINAL HOLDING SP.Z.O.O.	(a)
MEDIOINVEST SRL	PERUGIA		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
MEGADYNE INTERMEDIA SRL	MATHI (TO)		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MEMIQ A.G.IN LIQUIDATION	HAAR		46.66	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
METIS SPA	MILAN	14.00		UNICREDITO ITALIANO SPA	(a)
METROPOLIS SP. Z O.O.	WARSAW		100.00	BPH REAL ESTATE SA	(a)
MEZZANIN FINANZIERUNGS AG	VIENNA		56.67	BANK AUSTRIA CREDITANSTALT AG	(a)
MFG FLUGHAFEN-GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO BETA KG	VIENNA		10.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MID GARAGEN GMBH	VIENNA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
MIEDZYBANKOWE CENTRUM GOTOWKI SP.Z.O.O.	KRAKOW		25.00	BANK BPH SPOLKA AKCYINA	(a)
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN		11.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	SCHWERIN		15.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	Dresden		11.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANK	MAGDEBURGO		12.70	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT		13.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MLI MUNCHENER LEASING & INVESTITION DREIZEHNTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITION VIERZEHNTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITON SIEBTE GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MM OMEGA PROJEKTENTWICKLUNGS GMBH	VIENNA		100.00	MID GARAGEN GMBH	(a)
MOBILITY CONCEPT GMBH	MUNICH		60.00	HVB LEASING GMBH	(a)
MOC VERWALTUNGS GMBH	MUNICH		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH		23.00	HVB PROJEKT GMBH	(a)
MOGRA LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MONDUZZI EDITORE SPA	BOLOGNA		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTEL LE QUERCE SRL	PERUGIA		32.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD		50.00	BIL BETEILIGUNGSTREUHAND GMBH	(a)
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD		51.20	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET DRITTE PRODUKTIONS GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ERSTE PRODUKTIONS GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ZWEITE PRODUKTIONS GMBH	GRUNWALD		100.00	HVB FONDSFINANCE GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON		12.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MPV PROJEKTENTWICKLUNG GMBH & CO. OBJEKT SCHWERIN-KREBSFORDEN KG	HAMBURG		50.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MTS-CETO SA	WARSAW		5.68	BANK BPH SPOLKA AKCYINA	(a)
			2.89	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
			2.71	BANK PEKAO SA	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MY BETEILIGUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY DREI HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY FUNF HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY SECHS HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
N665UA OFFSHORE GP, LLC	GEORGE TOWN		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
NADINION OBJEKT HUESTRASSE GMBH & CO. KG	MUNICH		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
NADINION VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
NAKUPNI PARK KRETA S.R.O.	VIENNA		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	VIENNA		51.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			6.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NEUBAU AUGASSE 9 ERRICHTUNGS- UND VERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NINGBO HOLDING GMBH	MUNICH		100.00	HVB PRINCIPAL EQUITY GMBH	(a)
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	VIENNA		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NORD AUTO PIMAZZONI SPA IN LIQUIDATION	VERONA		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
NOTARTREUHANDBANK AG	VIENNA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
NOVA BANJALUCKA BANKA AD	BANJA LUKA		90.90	BANK AUSTRIA CREDITANSTALT AG	(a)
NRS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH I.L.	MUNICH		100.00	AMPHITRYON IMMOBILIENVERWALTUNGS GMBH & CO. GRUNDBESITZ OHG	(a)
OAK RIDGE INVESTMENT LLC	WILMINGTON		49.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
OBERBANK AG	LINZ		33.06	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			1.49	BANK AUSTRIA CREDITANSTALT AG	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	LINZ		10.93	BANK AUSTRIA CREDITANSTALT AG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT-LEASE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		49.23	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.77	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA		100.00	MID GARAGEN GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA		24.75	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
			16.14	BANK AUSTRIA CREDITANSTALT AG	(a)
			8.26	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
OKOLOGISCHER GEWERBEPARK ENTWICKLUNGS GMBH NFG OEG	VIENNA		99.80	CALG ANLAGEN LEASING GMBH	(a)
OLG - MOBILIEN - UND ANLAGENLEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG 92 - MOBILIEN- UND ANLAGENLEASING GMBH	VIENNA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICK	MUNICH		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
OLYMPUS @ HCS S.A. (IN LIQUIDATION)	MANGALIA-CONSTANTA		20.00	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKTE SYLT KG	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
OOO "IMB LEASING COMPANY"	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
OPTIMA FINANCIAL SERVICES E.O.O.D.	SOFIA		100.00	HEBROS BANK AD	(a)
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON		50.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	(a)
OREL G HOLDING AD	SOFIA		19.33	BULBANK AD	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
OSCA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO. KG	GRUNWALD		18.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	VIENNA		29.50	BANK AUSTRIA CREDITANSTALT AG	(a)
OTEGAU OSTTHURINGER ENTWICKLUNGSGESELLSCHAFT MBH ARBEIT UND UMWELT	GERA		23.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH		60.00	T & P VASTGOED STUTTGART B.V.	(a)
			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH		60.00	T & P VASTGOED STUTTGART B.V.	(a)
			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH		51.00	HVB PROJEKT GMBH	(a)
P & U BURO- UND WOHNPARKERRICHTUNGSGES. M.B.H.	VIENNA		40.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	VIENNA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALATIN GRUNDSTUCKVERWALTUNGS GESELLSCHAFT M.B.H.	STOCKERAU		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PANEM ITALIA SPA	MUGGIO' (MI)		80.90	UNICREDIT BANCA D'IMPRESA SPA	(b)
PANHANS MASCHINENBAU GMBH	MICHELDORF		46.57	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PASC SRL IN BANKRUPTCY	ROME		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PBK PROPERTY SP. Z.O.O.	WARSAW		100.00	BANK BPH SPOLKA AKCYINA	(a)
P-BUROORGANISATIONS GMBH	VIENNA		100.00	EUROMARKETING AG	(a)
PEGASUS BAUTRAGER GMBH	MUNICH		6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			93.85	HVB IMMOBILIEN AG	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH		6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			93.85	HVB IMMOBILIEN AG	(a)
PEKAO ACCESS SP. ZOO	WARSAW		55.26	BANK PEKAO SA	(a)
PEKAO FAKTORING SP. ZOO	LUBLIN		100.00	BANK PEKAO SA	(a)
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW		100.00	BANK PEKAO SA	(a)
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW		100.00	BANK PEKAO SA	(a)
PEKAO IMMOBILIER SARL	PARIS		100.00	BANK PEKAO SA	(a)
PEKAO LEASING SP ZO.O.	WARSAW		100.00	BANK PEKAO SA	(a)
PEKAO PIONEER P.T.E. SA	WARSAW		35.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
			65.00	BANK PEKAO SA	(a)
PELOPS LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
PENSION CONSULT BERATUNGSGESELLSCHAFT FUR ALTERSVORSORGE MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PETRION VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	VIENNA		33.33	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
PHILIPP HOLZMANN AG INHABER AKTIEN NICHT NOTIERT	FRANKFURT		11.46	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PIANA LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	RAANANA		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (NEY YORK) LTD	DOVER		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS UK LIMITED	LONDON		100.00	KI (7) LIMITED	(a)
PIONEER ASSET MANAGEMENT AS	PRAGUE		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FONDS MARKETING GMBH	MUNICH		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FUNDS DISTRIBUTOR INC	BOSTON		100.00	PIONEER INVESTMENT MANAGEMENT INC	(a)
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	100.00		UNICREDITO ITALIANO SPA	(a)
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENT LTD	DUBLIN		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	NEW CASTLE		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT COMPANY AS	PRAGUE		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST		100.00	CAPITAL INVEST DIE KAPITALANLAG EGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH	(a)
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PIONEER INVESTMENT MANAGEMENT SOCIETÀ DI GESTIONE DEL RISPARMIO PER AZIONI	MILAN		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER PEKAO INVESTMENT FUND COMPANY SA	WARSAW		100.00	PIONEER PEKAO INVESTMENT MANAGEMENT SA	(a)
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW		51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
			49.00	BANK PEKAO SA	(a)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW		25.00	BANK PEKAO SA	(a)
PKBL S.A. (IN LIQUIDATION)	WARSAW		84.51	FINAL HOLDING SP.Z.O.O.	(a)
PLAN TRADE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
PLANETHOME AG	MUNICH		99.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PLANETHOME GMBH	MANNHEIM		100.00	PLANETHOME AG	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS O	VIENNA		99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
			0.10	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
POLIKLINIK KFT.	BUDAPEST		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POLSKA PRASA LOKALNA HOLDING S.A.	MAZOVIECKIE		33.80	BANK BPH SPOLKA AKCYINA	(a)
POMINVEST DD	SPLIT		88.95	ZAGREBACKA BANKA DD	(a)
PORA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	WARSAW		19.78	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIMEO FUND LIMITED	GEORGE TOWN		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
PROCON MULTIMEDIA AKTIENGESELLSCHAFT	HAMBURG		25.00	CONETWORK GMBH	(a)
ISTITUTO PER LA PROMOZIONE DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA (PROFINGEST)	BOLOGNA	12.08		UNICREDITO ITALIANO SPA	(a)

(list of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD		PARENT COMPANY	TYPE OF OWNERSHIP
		DIRECT	INDIRECT		
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT MBH	STOCCARDA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH		75.00	HVB TECTA GMBH	(a)
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB		100.00	ZAGREBACKA BANKA DD	(a)
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA (IN BANKRUPTCY)	WARSAW		10.64	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
PTP LIEGENSCHAFTSENTWICKLUNG AG	VIENNA		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
PURGE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		99.80	CALG ANLAGEN LEASING GMBH	(a)
QUERCIA FUNDING SRL	VERONA		65.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
QUERCIA SOFTWARE SPA	VERONA		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SPA	(a)
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
R.Z.W. CIMDATA AG	WEIMAR		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)
RAILTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
RAMIUS CAPITAL GROUP, L.L.C.	NEW YORK		24.80	BA- ALPINE HOLDINGS, INC.	(a)
RAMIUS HVB PARTNERS LLC	NEW YORK		50.00	HVB ALTERNATIVE ADVISORS LLC	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
RANDUS BETEILIGUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
REAL INVEST "ATLAS" IMMOBILIENERRICHTUNGS-UND -BETEILIGUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S.R.O.	PRAGUE		90.00	BA-CA REAL INVEST ASSET MANAGEMENT GMBH	(a)
			10.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST IMMOBILIEN GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO ETA KEG	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)

(list of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY JOTA IMMOBILIENVERWERTUNGS GMBH	VIENNA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST VERMOGENSBERATUNG GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REALITATEN-DEVELOPMENT GMBH	VIENNA		26.67	RE-ST.MARX HOLDING GMBH	(a)
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
REAL-RENT LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH		15.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA		94.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			5.00	BANK AUSTRIA CREDITANSTALT AG	(a)
REMBRA LEASING GESELLSCHAFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
REMBRANDTIN LACK GESELLSCHAFT M.B.H. NFG. KG	VIENNA		100.00	REMHO BETEILIGUNGS GMBH	(a)
REMHO BETEILIGUNGS GMBH	VIENNA		100.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
REMISE IMMOBILIENVERWALTUNGS GMBH	VIENNA		100.00	MC MARKETING GMBH	(a)
REMKOMP BETEILIGUNGS GMBH	VIENNA		100.00	REMHO BETEILIGUNGS GMBH	(a)
REMU GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH I.L.	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
RENAULT LEASING CZ, S.R.O.	PRAGUE		50.00	CAC LEASING, A.S.	(a)
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
RICHLAND HILLS CENTER L.P.	ATLANTA		99.00	US PROPERTY INVESTMENTS INC.	(a)
			1.00	VUWB INVESTMENTS INC.	(a)
RIL II RAIFFEISEN IMMOBILIEN LEASING GES. M.B.H.	VIENNA		50.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RISTORANTE TRASIMENO SRL	PERUGIA		57.00	UNICREDIT BANCA SPA	(b)
ROLIN GRUNDSTUCKSPLANUNGS- UND -VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROMCARD S.A.	BUCAREST		20.00	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
ROMWOOL S.A. IN LIQUIDATION	BUCAREST		16.40	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		90.00	HVB PROJEKT GMBH	(a)
RONDO LEASING GMBH	VIENNA		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RONNDRIESCH 4 HOLDING (LUXEMBURG) SA	LUXEMBOURG		17.50	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG I.L.	MUNICH		97.00	HVB TECTA GMBH	(a)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	VIENNA		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
RUBATO LEASING D.O.O.	ZAGREB		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
RUDOLF PIBER 2001 GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSG ESELLSCHAFTM.B.H. & CO. OBJEKT WIEN-HIETZING KOMMANDITGESELL-SCHAFT	VIENNA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
S.A.S.E. SPA	PERUGIA	11.38		UNICREDITO ITALIANO SPA	(a)
S.F.E.T. - SOCIETÀ FRIULANA ESAZIONE TRIBUTI SPA	UDINE	33.33		UNICREDITO ITALIANO SPA	(a)
S.I.CRE.F. SRL IN BANKRUPTCY	VERONA	16.00		UNICREDITO ITALIANO SPA	(a)
S.I.E. SYSTEM INDUSTRIE ELECTRONIC AG	LUSTENAU		14.71	EK MITTELSTANDSFINANZIERUNGS AG	(a)
S.S.I.S. - SOCIETÀ SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE		50.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
SAET - SOCIETÀ APPLICAZIONI ELETTRO TERMICHE SPA	TURIN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SALIMA WIEN-MITTE PROJEKTENTWICKLUNG GMBH	VIENNA		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH		97.78	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
			2.22	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGSGESEL LSCHAFT M.B.H.	SALZBURG		14.28	BANK AUSTRIA CREDITANSTALT AG	(a)
SAN GIUSTO SEA CENTER SPA	TRIESTE		83.38	UNICREDIT BANCA SPA	(b)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SAS-REAL KFT.	BUDAPEST		99.98	HVB BANK UNGARY ZRT.	(a)
			0.02	HVB FACTOR PENZUGYI SZOLGALTATO ZRT	(a)
SASIM SRL	AREZZO		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SAUR CO-INVEST FCPR	PARIS		10.53	HVB CAPITAL PARTNERS AG	(a)
SAVKA LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH		88.89	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
			11.11	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	(a)
SCHOELLER LEASING GESELLSCHAFT M.B.H.	VIENNA		60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
			40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHOELLER LEASING GESELLSCHAFT MBH & CO. KG	VIENNA		100.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLERBANK AKTIENGESELLSCHAFT	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SCHOELLERBANK INVEST AG	SALZBURG		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH		90.00	HVB PROJEKT GMBH	(a)
SCHUL- UND AMTSGEBAUDE GRUNDSTUCKSVERW ALTUNGSGESELLSCHAFT M.B.H.	GRAZ		33.33	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHULERRICHTUNGSGESELLSCHAFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHWABISCHE BANK AG	STOCCARDA		25.05	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCI PLATEU DE GUYANCOURT	GUYANCOURT		14.96	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCIPOMAR S.A. (IN LIQUIDATION)	MARAMURES		17.41	BANCA COMERCIALA "ION TIRIAC" S.A.	(a)
SE. AM. SERVIZI AMMINISTRATIVI SRL	RIMINI		100.00	UNICREDIT BANCA SPA	(b)
SEBI SPA	PERUGIA	15.68		UNICREDITO ITALIANO SPA	(a)
SECA-LEASING GESELLSCHAFT M.B.H.	VIENNA		75.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SECARON AG	HALLBERGMOOS		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SEMPER CAPITAL BETEILIGUNGSMANAGEMENT GMBH	VIENNA		24.41	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SERIN SRL	TRENTO	20.00		UNICREDITO ITALIANO SPA	(a)
SERVIZI VENETI ECOLOGICI SPA IN BANKRUPTCY	ROVIGO		79.66	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SFB CAPITAL MARKET AD	SOFIA		10.20	HVB BANK BIOCHIM AD	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SFS FINANCIAL SERVICES GMBH	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
SHOPIN CARD BETRIEBS GMBH	KLAGENFURT		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHOPPING PALACE BRATISLAVA, V.O.S.	BRATISLAVA		100.00	REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	(a)
SHOPPING CENTER GYOR ERRICHTUNGS UND BETRIEBSGESELLSCHAFT MBH	BUDAPEST		95.00	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
			5.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SHS LEASING GMBH	VIENNA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCH AFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
S.I.F.A. SOCIETÀ INDUSTRIALE FINANZIARIA SPA IN LIQUIDATION	REANA DEL ROYALE (UD)		37.04	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SIA "HVB LEASING"	RIGA		51.00	HVB BANK LATVIA AS	(a)
			49.00	HVB LEASING GMBH	(a)
SIATA SOCIETÀ INDUSTRIA ATTREZZATURE TURISTICHE ALBERGHIERE SPA IN BANKRUPTCY	CAMPOBASSO		100.00	UNICREDIT PRIVATE BANKING SPA	(b)
SIGMA HOLDING INGATLANSZOLGALTATO KFT.	BUDAPEST		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIGMA LEASING GMBH	VIENNA		99.60	CALG ANLAGEN LEASING GMBH	(a)
			0.40	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	MUNICH		99.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SINERA AG	ZURIGO		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
S-INFORMATIK GESELLSCHAFT M.B.H.	VIENNA		40.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		95.00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUN	(a)
			5.00	HVB PROJEKT GMBH	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	COLONIA		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	COLONIA		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SKOGAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH.	MUNICH		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SM-END-2-END.DE AG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SOCIETÀ DELLA FERROVIA FRIULANA SPA IN LIQUIDATION	GORIZIA	18.57		UNICREDITO ITALIANO SPA	(a)
SOCIETÀ PER I SERVIZI BANCARI - SSB SPA	MILAN	13.30		UNICREDITO ITALIANO SPA	(a)
			..	UNICREDIT BANCA D'IMPRESA SPA	(a)
SOCIETÀ AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. SPA	VERBANIA	10.08		UNICREDITO ITALIANO SPA	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUN	MUNICH		100.00	HVB PROJEKT GMBH	(a)
SONATA LEASING-GESELLSCHAFT M.B.H.	VIENNA		99.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STOCCARDA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	VIENNA		28.26	BANK AUSTRIA CREDITANSTALT AG	(a)
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT MBH	MUNICH		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	(a)
SR IMMOBILIEN VERWALTUNGS GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
STADTEBAULICHE ENTWICKLUNGSGESELLSCHAFT KELKHEIM/TS MIT BESCHRANKTER H	KELKHEIM/ TAUNUS		40.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARS GMBH & CO. KGAA	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARTKAPITAL-FONDS AUGSBURG II GMBH	AUGSBURG		18.60	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STATUS VERMOGENSVERWALTUNG GMBH	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		76.00	MID GARAGEN GMBH	(a)
			24.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
STEYBA GRUNDSTUCKSVERWALTUNGSGESELLSCH AFT M.B.H.	VIENNA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
STRUCTURED LEASE GMBH	GRUNWALD		100.00	HVB LEASING GMBH	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) GMBH	VIENNA		10.71	BANK AUSTRIA CREDITANSTALT AG	(a)
			1.79	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SUNTO SRL	MILAN		80.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SVILUPPO GLOBALE GEIE	ROME	25.00		UNICREDITO ITALIANO SPA	(a)
SYNESIS FINANZIARIA SPA	TURIN	25.00		UNICREDITO ITALIANO SPA	(a)
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM		87.50	HVB PROJEKT GMBH	(a)
TAI TAM LIMITED	LONDON		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TALISA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TCHA IMMOBILIEN VERWALTUNGS-GMBH	MUNICH		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINAN ZIERUNGSVERMITTLUNGS-KG	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA		100.00	TC-QUINTA IMMOBILIENBETEILIGUNGSGES ELLSCHAFT M.B.H	(a)
TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	TC-QUINTA IMMOBILIENBETEILIGUNGSGES ELLSCHAFT M.B.H	(a)
TC-QUINTA IMMOBILIENBETEILIGUNGSGESELLSCH AFT M.B.H	VIENNA		99.90	TC-QUINTA PROJEKTVERWALTUNGSGESELL CHAFT M.B.H.	(a)
			0.10	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT MBH	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCH AFT M.B.H	VIENNA		99.80	TC-QUINTA PROJEKTVERWALTUNGSGESELL CHAFT M.B.H.	(a)
			0.20	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA		23.80	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
TERRCASA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMI TTLUNGS-KG	MUNICH		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZERSTRASSE KG	MUNICH		75.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM		100.00	HVB PROJEKT GMBH	(a)
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
THE HARMONY LIMITED PARTNERSHIP	GEORGE TOWN		100.00	HVB ASSET LEASING LIMITED	(a)
THE RHAPSODY LIMITED PARTNERSHIP	GEORGE TOWN		100.00	HVB ASSET LEASING LIMITED	(a)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN		20.93	HVB ASSET LEASING LIMITED	(a)
THETA FUNF HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TIESSE TEXTILE SERVICE SRL IN LIQUIDATION	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
TISHMAN SPEYER BERLIN GMBH & CO. FRIEDRICHSTRASSE KG	BERLIN		41.92	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			6.00	HVB PROJEKT GMBH	(a)
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH		99.67	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
TL 1 TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN		100.00	HVB LEASING GMBH	(a)
TL DRITTE TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
TL ZWEITE TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN		100.00	HVB LEASING GMBH	(a)
TLX SPA	MILAN		100.00	UNICREDIT BANCA MOBILIARE SPA	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. & CO BUROGEBAUDE OBERE D	VIENNA		100.00	TC-QUARTA PROJEKTVERWALTUNGSGESELL SCHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. ARBEITERHEIM FAVO	VIENNA		100.00	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. WOHNPARK PALTAUFG	VIENNA		100.00	TC-TERTIA PROJEKTVERWALTUNGSGESELLS CHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESMBH U. CO. PALAIS LEITENBERGER REVITALISIER	VIENNA		100.00	TC-SECUNDA PROJEKTVERWALTUNGSGESEL LSCHAFT M.B.H.	(a)
TREVITEX SPA IN BANKRUPTCY	MILAN		44.49	UNICREDIT BANCA D'IMPRESA SPA	(b)
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

(List of equity investments at voting rights continued).

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TRIPLE A RATING ADVISORS BERATUNG GES. M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
TRITON GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
TRIVIMM SRL	VERONA		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
UBF MITTELSTANDSFINANZIERUNGS AG	VIENNA		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
UBITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
UDEKO HANDELSGESELLSCHAFT MBH	LUXEMBOURG		24.90	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
UI BETEILIGUNGSGESELLSCHAFT MBH	FRANKFURT		19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG		100.00	ISB UNIVERSALE BAU GMBH	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ		50.00	BA-CA-GVG-HOLDING GMBH	(a)
UNI IT SRL	LAVIS		51.00	UNICREDIT PRODUZIONI ACCENTRATE SPA	(a)
UNIBANKA AS	BRATISLAVA	77.21		UNICREDITO ITALIANO SPA	(a)
			..	ZIVNOSTENSKA BANKA AS	(a)
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT (SUISSE) BANK SA	LUGANO		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT (SUISSE) TRUST SA	LUGANO		100.00	UNICREDIT (SUISSE) BANK SA	(a)
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN		100.00	UNICREDIT AUDIT SPA	(a)
UNICREDIT AUDIT SPA	MILAN	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA D'IMPRESA SPA	VERONA	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA MOBILIARE SPA	MILAN	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA PER LA CASA SPA	MILAN		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT BANCA SPA	BOLOGNA	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANK LTD	LUCK		17.16	DRUKBANK SP. ZOO	(a)
			82.84	BANK PEKAO SA	(a)
UNICREDIT BEIJING CONSULTANTS COMPANY LTD	BEIJING		100.00	UNICREDIT CHINA CAPITAL LTD	(a)
UNICREDIT BROKER SPA	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
UNICREDIT CHINA CAPITAL LTD	HONG KONG		51.00	UNICREDIT BANCA MOBILIARE SPA	(a)
UNICREDIT CLARIMA A.D.	SOFIA		50.10	UNICREDIT CLARIMA BANCA SPA	(a)
			49.90	BULBANK AD	(a)
UNICREDIT CLARIMA BANCA SPA	MILAN		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT DELAWARE INC	DOVER	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT FACTORING SPA	MILAN		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	100.00		UNICREDITO ITALIANO SPA	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT INFRASTRUTTURE SPA	TURIN	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN		100.00	UNICREDITO ITALIANO BANK (IRELAND) PLC	(a)
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA		100.00	UNICREDIT LEASING BULGARIA EAD	(a)
UNICREDIT LEASING BULGARIA EAD	SOFIA		100.00	BULBANK AD	(a)
UNICREDIT LEASING ROMANIA SA	BUCAREST	100.00		UNICREDITO ITALIANO SPA	(a)
			..	ZIVNOSTENSKA BANKA AS	(a)
			..	LOCAT SPA	(a)
			..	UNICREDIT ROMANIA SA	(a)
			..	UNICREDIT SECURITIES SA	(a)
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG		100.00	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	(a)
UNICREDIT PRIVATE BANKING SPA	TURIN	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT PRODUZIONI ACCENTRATE SPA	COLOGNO MONZESE	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT REAL ESTATE SPA	MILAN	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT ROMANIA SA	BUCAREST	99.95		UNICREDITO ITALIANO SPA	(a)
			..	UNICREDIT LEASING ROMANIA SA	(a)
			..	UNICREDIT SECURITIES SA	(a)
UNICREDIT SECURITIES SA	BUCAREST		99.99	UNICREDIT ROMANIA SA	(a)
UNICREDIT XELION BANCA SPA	MILAN	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT ZAGREBACKA BANKA DD	MOSTAR	4.94		UNICREDITO ITALIANO SPA	(a)
			94.52	ZAGREBACKA BANKA DD	(a)
UNICREDITASSICURA SRL	MILAN		100.00	UNICREDIT BANCA SPA	(a)
UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	VERONA	97.81		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO BANK (IRELAND) PLC	DUBLIN	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK		100.00	UNICREDITO ITALIANO FUNDING LLC III	(a)
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK		100.00	UNICREDITO ITALIANO FUNDING LLC IV	(a)
UNICREDITO ITALIANO FUNDING LLC I	DOVER	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC II	DOVER	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	100.00		UNICREDITO ITALIANO SPA	(a)
UNIMANAGEMENT SRL	TURIN	100.00		UNICREDITO ITALIANO SPA	(a)
UNION VERWALTUNGS- UND TREUHAND-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
UNIRISCOSSIONI SPA	TURIN	100.00		UNICREDITO ITALIANO SPA	(a)
UNITAS WOHNBAU GES.M.B.H.	VIENNA		49.00	BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	(a)
UNIVERSALE BUCHHOLZ GBR	BERLIN		66.20	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
			33.80	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT MBH	(a)
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW		99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
			0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST		99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
			0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNTERNEHMENS INVEST AG	VIENNA		12.97	BANK AUSTRIA CREDITANSTALT AG	(a)
UPI POSLOVNI SISTEM DOO	SARAJEVO		48.80	UNICREDIT ZAGREBACKA BANKA DD	(a)
			12.39	ZANE BH DOO	(a)
US OFFICE VII L.P.	DALLAS		100.00	US PROPERTY INVESTMENTS INC.	(a)
US PROPERTY INVESTMENTS INC.	DALLAS		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
VAL RENDENA FUNIVIE SRL IN LIQUIDATION	LOMASO	10.71		UNICREDITO ITALIANO SPA	(a)
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK		100.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	VIENNA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
VB PRIVATE EQUITY FUND I GBR	HAMBURG		25.00	BLUE CAPITAL EQUITY GMBH	(a)
VBII INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV-PENSIONSKASSE AKTIENGESELLSCHAFT	VIENNA		13.48	BANK AUSTRIA CREDITANSTALT AG	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM		10.06	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH		100.00	HVB PROJEKT GMBH	(a)
VENETO SVILUPPO SPA	VENICE	15.30		UNICREDITO ITALIANO SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT MBH	MUNICH		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VEREINSBANK LEASING INTERNATIONAL GMBH & CO KG	HAMBURG		90.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			10.00	HVB LEASING GMBH	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT MBH	HAMBURG		100.00	HVB LEASING GMBH	(a)
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH		70.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VEREINWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIRGINIA SRL	MODENA		58.94	UNICREDIT BANCA SPA	(b)
VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	VIENNA		50.10	BANK AUSTRIA CREDITANSTALT AG	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	ATLANTA		100.00	BLUE CAPITAL FONDS GMBH	(a)
VV IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF		13.64	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VVB GESELLSCHAFT ZUR VERMITTLUNG VON FINANZDIENSTLEISTUNGEN MBH	MUNICH		80.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
			20.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VWP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
WAVE SOLUTIONS HUNGARY BANK ES PENZUGYTECHNIKAI TANACSADA KFT.	BUDAPEST		98.75	WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	(a)
			1.25	HVB BANK UNGARY ZRT.	(a)
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	VIENNA		97.30	TC-TERTIA PROJEKTVERWALTUNGSGESELLS CHAFT M.B.H.	(a)
			2.70	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
WEAG LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WED HOLDING GESELLSCHAFT M.B.H.	VIENNA		48.06	BANK AUSTRIA CREDITANSTALT AG	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHA	VIENNA		38.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WEILBURG GRUNDSTUCKVERMIETUNGSGESELLSCH AFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WESTFALEN CORPORATE FINANCE GMBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
WESTFALEN CREDIT SERVICES GMBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
WESTFALEN KAPITALVERWALTUNGSGESELLSCHAFT MBH	BOCHUM		100.00	WESTFALENBANK AKTIENGESELLSCHAFT	(a)
WESTFALENBANK AKTIENGESELLSCHAFT	BOCHUM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
WIENER BORSE AG	VIENNA		11.71	BANK AUSTRIA CREDITANSTALT AG	(a)
			0.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHAFT M.B.H.	VIENNA		24.49	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR		12.43	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT,	VIENNA		54.66	BANK AUSTRIA CREDITANSTALT AG	(a)
WOCHENKURIER VERLAGSGESELLSCHAFT MBH	HAGEN		75.00	WESTFALEN KAPITALVERWALTUNGSGESELL SCHAFT MBH	(a)
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
WUBA GRUNDSTUCKSVERWALTUNGSGESELLSCHA FT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
WUSTENROT STAMBENA STEDIONICA D.D.	ZAGREB		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
XAA AGENZIA ASSICURATIVA SPA	MILAN		100.00	UNICREDIT XELION BANCA SPA	(a)
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	50.00		UNICREDITO ITALIANO SPA	(a)
			50.00	BANK PEKAO SA	(a)
XELION SERVIZI SRL	TURIN		100.00	UNICREDIT PRIVATE BANKING SPA	(a)

(List of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		99.80	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	CALG GRUNDSTUCKVERWALTUNG GMBH	(a)
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	GEBAUDELEASING GRUNDSTUCKSVERWAL TUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
Z LEASING HYDRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	MID GARAGEN GMBH	(a)
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)

(list of equity investments at voting rights continued)

NAME	MAIN OFFICE	%HELD DIRECT	%HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ZABA TURIZAM DOO	ZAGREB		100.00	ZAGREBACKA BANKA DD	(a)
ZAGRA LEASING D.O.O. ZA FINANCIRANJE	ZAGREB		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ZAGREB NEKRETNINE DOO	ZAGREB		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREBACKA BANKA DD	ZAGREB	82.16		UNICREDITO ITALIANO SPA	(a)
ZANE BH DOO	SARAJEVO		100.00	ZAGREB NEKRETNINE DOO	(a)
ZAO "IMB-LEASING"	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAO LOCAT LEASING RUSSIA	MOSCOW		62.00	LOCAT SPA	(a)
ZAPADNI TRGOVACKI CENTAR D.O.O.	RIJEKA		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
ZB INVEST DOO	ZAGREB		100.00	ZAGREBACKA BANKA DD	(a)
ZETA ACHT HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA FUNF HANDELS GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA NEUN HANDELS GMBH	VIENNA		100.00	ZETA ACHT HANDELS GMBH	(a)
ZIVNOSTENSKA BANKA AS	PRAGUE	100.00		UNICREDITO ITALIANO SPA	(a)
ZIVNOSTENSKA FINANCE BV	AMSTERDAM		100.00	ZIVNOSTENSKA BANKA AS	(a)
ZUGLIA SRL IN LIQUIDATION	VICENZA		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES ELLSCHAFT M.B.H.	BERLIN		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
OBJEKT SECUNDA VOS	PRAGUE		100.00	REAL INVEST PROPERTY GMBH & CO ZETA KEG	(a)
RE-ST.MARX HOLDING GMBH	VIENNA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

(a) Investments, banking and trading book
(b) Pledge


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INFORMATION ON THE PARENT COMPANY

Explanatory Note on the Parent Company's First Half Report

Under EU Regulation 1606/2002 and Italian Legislative Decree 38/05, as from the 2006 financial year issuers of financial instruments traded in regulated markets are required to prepare their accounts in accordance with IFRS.

The Parent Company UniCredito Italiano S.p.A. - which did not opt, under Legislative Decree 38/05, Section 4, §2, to prepare its 2005 Accounts in accordance with IFRS - now presents its 2006 Accounts under IFRS as interpreted by IFRIC and SIC and endorsed by the EU, the changeover date being 1 January 2005.

IFRS 1 - **First-time Adoption of IFRS** prescribes that if a Parent Company adopts IFRS first in its consolidated Accounts and later in its company Accounts, assets and liabilities should be recognised in the same amount, except where there are consolidation adjustments, in both sets of Accounts.

As required by IFRS 1, a separated appendix contains a reconciliation of shareholders' equity and net profit under Italian GAAP to shareholders' equity and net profit under IFRS, together with explanatory notes.

This disclosure has been prepared in accordance with Banca d'Italia circular # 262 dated 22 December 2005.

The Parent Company's First Half Report has been prepared in accordance with Consob Regulation # 11971 dated 14 May 1999, as amended by Resolution # 14990 dated 14 April 2005, Section 81, i.e., by referring to IAS 34, and therefore comprises:

- Accounts:
  - Balance Sheet
  - Profit and Loss Account
  - Statement of Changes in Shareholders' Equity
  - Cash-flow Statement *(prepared using the indirect method)*
- Powers delegated to Directors.

(€ thousands)

BALANCE SHEET	AMOUNTS AT 30.06.2006	AMOUNTS AT 31.12.2005
Assets		
10. Cash and cash balances	28,821	46,227
20. Financial assets held for trading	2,035,626	5,586,040
30. Financial assets at fair value through profit or loss	1,899,195	157,500
40. Available-for-sale financial assets	5,363,503	5,487,104
60. Loans and receivables with banks	93,151,127	92,940,182
70. Loans and receivables with customers	12,024,259	12,481,097
80. Hedging derivatives	988,260	1,267,089
90. Changes in fair value of portfolio hedged items (+/-)	(1,782)	(947)
100. Investments in associates and joint ventures	32,163,439	32,236,133
110. Property, plant and equipment	13,369	14,760
120. Intangible assets:	1,395	1,971
of which: - goodwill	-	-
130. Tax assets:	423,341	488,945
a) current tax assets	*91,600*	*149,000*
b) deferred tax assets	*331,741*	*339,945*
140. Non-current assets and disposal groups classified as held for sale	125,365	-
150. Other assets	2,060,141	2,274,033
Total assets	**150,276,059**	**152,980,134**
Liabilities and Shareholders' Equity		
10. Deposits from banks	49,732,588	52,522,237
20. Deposits from customers	5,524,994	6,802,619
30. Debt securities in issue	59,200,491	56,301,724
40. Financial liabilities held for trading	1,989,282	1,532,673
60. Hedging derivatives	969,941	469,113
70. Changes in fair value of portfolio hedged items (+/-)	(435,422)	343,566
80. Tax liabilities:	374,591	380,026
a) current tax liabilities	*11,122*	*12,810*
b) deferred tax liabilities	*363,469*	*367,216*
100. Other liabilities	1,591,835	3,110,247
110. Provision for employee severance pay	55,316	52,692
120. Provisions for risks and charges:	486,446	551,870
a) post-retirement benefit obligations	*422,983*	*413,740*
b) other provisions	*63,463*	*138,130*
130. Revaluation reserves	1,520,239	1,606,609
160. Reserves	5,392,173	5,876,808
170. Share premium	16,979,625	16,816,170
180. Share capital	5,218,300	5,195,277
190. Treasury shares (-)	(358,416)	(358,416)
200. Net Profit or Loss (+/-)	2,034,076	1,776,919
Total liabilities and shareholders' equity	**150,276,059**	**152,980,134**

(€ thousands)

PROFIT AND LOSS ACCOUNT

ITEMS	FIRST HALF 2006	FIRST HALF 2005
10. Interest income and similar revenues	1,959,497	1,382,345
20. Interest expense and similar charges	(1,998,865)	(1,457,884)
30. Net interest margin	**(39,368)**	**(75,539)**
40. Fee and commission income	37,615	81,619
50. Fee and commission expense	(10,910)	(16,852)
60. Net fees and commission	**26,705**	**64,767**
70. Dividend income and similar revenue	2,143,254	1,820,587
80. Gains and losses on financial assets and liabilities held for trading	18,712	15,385
90. Fair value adjustments in hedge accounting	(1,098)	5,616
100. Gains (losses) on disposal of:	11,268	202,006
a) loans and receivables	*10*	*5*
b) available-for-sale financial assets	*11,258*	*202,001*
c) held-to-maturity investments	-	-
d) financial liabilities	-	-
110. Gains (losses) on financial assets/liabilities at fair value through profit and loss	262	294
120. Total revenues	**2,159,735**	**2,033,116**
130. Impairment losses on:	5,818	(1,601)
a) loans	*6,502*	*67*
b) available-for-sale financial assets	*(577)*	*(1,416)*
c) held-to-maturity investments	-	-
d) other financial assets	*(107)*	*(252)*
140. Net profit from financial assets	**2,165,553**	**2,031,515**
150. Administrative costs:	(243,560)	(203,979)
a) staff expenses	*(125,774)*	*(105,150)*
b) other administrative expenses	*(117,786)*	*(98,829)*
160. Provisions for risks and charges	(10,882)	78
170. Impairment/write-backs on property, plant and equipment	**(1,788)**	**(3,246)**
180. Impairment/write-backs on intangible assets	(655)	(1,384)
190. Other net operating income	20,729	14,613
200. Operating costs	**(236,156)**	**(193,918)**
210. Profit (loss) of associates	56,950	(20,922)
240. Gains (losses) on disposal of investments	119	(67)
250. Total profit (loss) before tax from continuing operations	**1,986,466**	**1,816,608**
260. Tax expenses (income) related to profit or loss from continuing operations	47,610	60,659
270. Total profit (loss) after tax from continuing operations	**2,034,076**	**1,877,267**
290. Net Profit (Loss) for the period	**2,034,076**	**1,877,267**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS AT 30.06.2006

	BALANCE AS AT 31.12.2005 *	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2006	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: RESERVES	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: DIVIDENDS
Share capital:	5,195,277	-	5,195,277	-	-
a) ordinary shares	5,184,424	-	5,184,424	-	-
b) other shares	10,853	-	10,853	-	-
Share premium	16,816,170	-	16,816,170	-	-
Reserves:	5,876,808	-	5,876,808	234,669	(733,387)
a) from profits	1,953,035	-	1,953,035	234,669	(733,387)
b) other	3,923,773	-	3,923,773	-	-
Revaluation reserves:	1,606,609	-	1,606,609	-	-
a) available-for-sale	1,330,266	-	1,330,266	-	-
b) cash-flow hedging	(677)	-	(677)	-	-
c) other [1]	277,020	-	277,020	-	-
Treasury shares	-	-	-	-	-
Azioni proprie	(358,416)	-	(358,416)	-	-
Net Profit (Loss) for the period	1,776,919	-	1,776,919	(234,669)	(1,542,250)
Shareholders' equity	**30,913,367**	**-**	**30,913,367**	**-**	**(2,275,637)**

* Items disclosed under IFRS. 1. Special revaluation laws

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS AT 30.06.2005

	BALANCE AS AT 31.12.2004 *	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2005	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: RESERVES	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: DIVIDENDS
Share capital:	3,168,354	-	3,168,354	-	-
a) ordinary shares	3,157,501	-	3,157,501	-	-
b) other shares	10,853	-	10,853	-	-
Share premium	2,308,639	-	2,308,639	-	-
Reserves	3,344,404	21,046	3,365,450	393,719	-
a) from profits	1,547,433	21,046	1,568,479	393,719	-
b) other	1,796,971	-	1,796,971	-	-
Revaluation reserves:	277,020	1,149,003	1,426,023	-	-
a) available-for-sale	-	1,148,850	1,148,850	-	-
b) cash-flow hedging	-	153	153	-	-
c) other [1]	277,020	-	277,020	-	-
Equity instruments	-	-	-	-	-
Treasury shares	-	(358,416)	(358,416)	-	-
Net Profit (Loss) for the period	1,675,510	-	1,675,510	(393,719)	(1,281,791)
Shareholders' equity	10,773,927	811,633	11,585,560	-	(1,281,791)

* Items disclosed under IFRS with the exception of IAS 32 and 39 (Financial Instruments). 1. Special revaluation laws.

(€ thousands)

CHANGES DURING THE PERIOD								
	SHAREHOLDERS' EQUITY TRANSACTIONS							
CHANGE IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	NET PROFIT OR LOSS AS AT 30.06.2006	SHAREHOLDERS' EQUITY AS AT 30.06.2006
-	23,023	-	-	-	-	-	-	5,218,300
-	23,023	-	-	-	-	-	-	5,207,447
-	-	-	-	-	-	-	-	10,853
-	163,455	-	-	-	-	-	-	16,979,625
-	(2,748)	-	-	-	-	16,831	-	5,392,173
-	(2,748)	-	-	-	-	-	-	1,451,569
-	-	-	-	-	-	16,831	-	3,940,604
(86,370)	-	-	-	-	-	-	-	1,520,239
(35,371)	-	-	-	-	-	-	-	1,294,895
(50,999)	-	-	-	-	-	-	-	(51,676)
-	-	-	-	-	-	-	-	277,020
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	(358,416)
-	-	-	-	-	-	-	2,034,076	2,034,076
(86,370)	**183,730**	**-**	**-**	**-**	**-**	**16,831**	**2,034,076**	**30,785,997**

(€ thousands)

CHANGES DURING THE PERIOD								
	SHAREHOLDERS' EQUITY TRANSACTIONS							
CHANGE IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	NET PROFIT OR LOSS AS AT 30.06.2005	SHAREHOLDERS' EQUITY AS AT 30.06.2005
-	671	-	-	-	-	-	-	3,169,025
-	671	-	-	-	-	-	-	3,158,172
-	-	-	-	-	-	-	-	10,853
-	-	-	-	-	-	-	-	2,308,639
(450)	(671)	-	-	-	-	7,644	-	3,765,692
(450)	(671)	-	-	-	-	-	-	1,961,077
-	-	-	-	-	-	7,644	-	1,804,615
75,721	-	-	-	-	-	-	-	1,501,744
75,726	-	-	-	-	-	-	-	1,224,576
(5)	-	-	-	-	-	-	-	148
-	-	-	-	-	-	-	-	277,020
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	(358,416)
-	-	-	-	-	-	-	1,877,267	1,877,267
75,271	-	-	-	-	-	7,644	1,877,267	12,263,951

(€ thousands)

CASH FLOW STATEMENT	30.06.2006	30.06.2005
A. OPERATING ACTIVITIES		
1. Operations	**-111,124**	**156,947**
- profit (loss) for the period (+/-)	2,034,076	1,877,267
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities at fair value through profit or loss (+/-)	-14,092	-11,670
- capital gains/losses on hedging transactions (+/-)	1,098	-5,616
- net write-offs/write-backs due to impairment (+/-)	492	2,994
- net write-offs/write-backs on tangible and intangible assets (+/-)	2,444	4,630
- provisions and other income/expenses (+/-)	-71,655	-11,078
- tax not paid (+/-)	-47,282	-50,390
- other adjustments	-2,016,205	-1,649,190
2. Liquidity generated/absorbed by financial assets	**1,031,415**	**-10,472,555**
- financial assets held for trading	3,816,557	-2,696,377
- financial assets at fair value through profit of loss	-1,741,412	-1,133,042
- available-for-sale financial assets	-428	22,201
- loans and receivables with banks	-1,487,621	-7,635,873
- loans and receivables with customers	148,929	234,285
- other assets	295,390	736,251
3. Liquidity generated/absorbed by financial liabilities	**159,113**	**10,898,919**
- deposits from banks	-2,489,218	8,216,434
- deposits from customers	535,146	-1,129,428
- debt securities in issue	2,898,767	5,521,632
- financial liabilities held for trading	204,275	-1,535,252
- financial liabilities at fair value through profit or loss	-	-
- other liabilities	-989,857	-174,467
Net liquidity generated/absorbed by operating activities	**1,079,404**	**583,311**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	**1,064,459**	**1,742,515**
- sales of equity investments	171,371	14,000
- collected dividends on equity investments	2,100,254	1,727,862
- sales of financial assets held to maturity	-	-
- sales of tangible assets	138	550
- sales of intangible assets	-	103
- disposal of businesses	-1,207,304	-
2. Liquidity absorbed by:	**-68,097**	**-1,041,361**
- purchases of equity investments	-67,538	-1,038,764
- purchases of financial assets held to maturity	-	-
- purchases of tangible assets	-465	-2,148
- purchases of intangible assets	-94	-449
- purchases of businesses	-	-
Net liquidity generated/absorbed by investment activities	**996,362**	**701,154**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	183,730	-
- issue/purchase of equity instruments	-	-
- distribution of dividends and other purposes	-2,275,637	-1,281,791
Net liquidity generated/absorbed by funding activities	**-2,091,907**	**-1,281,791**
NET LIQUIDITY GENERATED/ABSORBED DURING THE PERIOD	**-16,141**	**2,674**

LEGEND: (+) generated; (-) absorbed

RECONCILIATION	30.06.2006	30.06.2005
Cash and cash equivalents at the beginning of the period	**46,227**	**41,936**
Total net liquidity generated/absorbed during the period	-16,141	2,674
Cash and cash equivalents: effect of exchange differences	-1,265	3,364
Cash and cash equivalents at the end of the period	**28,821**	**47,974**

Powers Delegated to Directors

The following are the powers delegated by the Board of Directors by a resolution dated 22 June 2005 as supplemented and amended (the latest such resolution being dated 13 June 2006) and by the Executive Committee by a resolution dated 13 May 2002, as amended and supplemented (the latest such resolution being dated 18 November 2005).

BY THE BOARD OF DIRECTORS:

- To the Executive Committee, the right and authority to execute all the transactions that the Bank can perform pursuant to art. 4, paragraph 1 of its Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for ordinary expenses and investments necessary for the Bank's management, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational suggestions and financial support for Personnel in service and retirees, donations to charitable or public-interest bodies and drawing up leaving incentive plans for staff of every category and grade; also attributed is the power to give UniCredit's consent, as Parent Company of the UniCredito Italiano Banking Group, in respect of the obligations of bank staff and staff of companies belonging to banking groups, pursuant to DL 385/93, Section 136, under loans extended by banks or companies of the Group, within certain predetermined limits;

- to the Chairman
  - Jointly with the Managing Director/CEO, the right to authorize acquisitions/disposals of direct, minority equity investments that do not change the Group's structure, and transactions involving the capital of such affiliates that do not require the prior authorization of the Regulatory Authorities, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO, and in any case, within pre-established limits;
  - Jointly with the Managing Director/CEO, the right to express the Company's agreement, as Parent Company of the UniCredito Italiano Banking Group, to acquisitions/disposals of equity investments approved by subsidiaries that do not modify the Group's structure and transactions involving the capital of minority affiliates held by subsidiaries that do not require the prior authorizations of the Regulatory Authority, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;

- to the Managing Director/CEO, in addition to the authorities indicated above, to be exercised individually or jointly with the Chairman according to the transaction amount, the following powers:
  - to express the consent of the Parent Company of the UniCredito Italiano Banking Group pursuant to DL 385/93 Section 136 in accordance with etablished procedure and within certain predetermined limits;
  - to grant individual members of staff single signing powers for transactions of a specified nature;
  - to represent the Bank as the holder of voting rights in ordinary or extraordinary general meeting, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies;

- to the Credit Committee, the power to give the Parent Company's consent, pursuant to DL 385/93, Section 136, under loans extended by banks or companies of the Group, within certain predetermined limits.

BY THE EXECUTIVE COMMITTEE:

- to the Chairman, the right to authorise – in urgent cases – transactions of amounts in excess of the pre-established limits for the General Management, provided these are within predetermined limits in respect of loans, strategic banking book, contributions and donations, non-performing loans, doubtful loans, restructured loans and loans subject to restructuring, accidents and disputes;

- to the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's business, namely: loans; trading; structural and strategic banking book; activities relating to the determination of conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration rights; non-performing loans, doubtful loans, restructured loans and loans being restructured, accidents and disputes;

- to the Credit Committee lending authority within pre-established limits.

At its meeting of 6 May 2002, the Board of Directors also assigned to the Chairman's Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in concert with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.


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REPORT OF THE EXTERNAL AUDITORS

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
UniCredito Italiano S.p.A.

1 We have reviewed the consolidated interim financial statements comprising the balance sheet, income statement, statement of changes in equity, cash flow statement (the "financial schedules") and notes thereto of the UniCredito Italiano Group as at and for the six months ended 30 June 2006, which are included in the half year report of UniCredito Italiano S.p.A.. This half year report is the responsibility of the parent company's management. Our responsibility is to prepare this report based on our review. We have also reviewed the part of the half year report describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the captions of the financial schedules and the consistency of application of the accounting policies through discussions with company management and analytical procedures applied to the financial data presented in the financial schedules. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 With regard to the comparative figures included in the financial schedules relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 11 April 2006 and 4 October 2005, respectively.

4 Based on our review, we are not aware of any material modifications or integrations that should be made to the financial schedules and notes thereto referred to in paragraph 1 for them to be in conformity with IAS 34 and the guidelines governing the preparation of the half year reports set out in article 81 of the Consob regulation adopted with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

Milan, 11 October 2006

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit


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APPENDIX – PARENT COMPANY
CHANGEOVER TO IFRS

Under EU Regulation 1606 issued on 19 July 2002 and Italian Legislative Decree 38/05, as from 1 January 2006 UniCredito Italiano S.p.A. is required to prepare its accounts in accordance with the IFRS issued by the IASB.

This section gives, as required by IFRS 1 (First-time Adoption of International Financial Reporting Standards):
- reconciliations of its equity as reported under Italian GAAP (Legislative Decree 87/92) to its equity under IFRS as at 1 January 2005 and 31 December 2005;
- a reconciliation of its profit or loss as reported under Italian GAAP (Legislative Decree 87/92) to its profit or loss under IFRS for the year ended 31 December 2005 and
- explanatory notes on the main material adjustments to the balance sheet and income statement for the specified periods.

This information has been prepared as part of the IFRS changeover and for the preparation of the Accounts starting with the 2006 financial year, in accordance with the IFRS endorsed by the EU.

Financial reporting standards adopted

1 - FINANCIAL ASSETS HELD FOR TRADING (HFT)

A financial asset is classified as held for trading if it is:
1. acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
2. part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
3. a derivative (except for a derivative that is a designated hedging instrument - see Section 6).

When an HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs that are directly recognised in profit or loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition, an entity shall measure these financial assets at their fair value. Equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and settled by delivery of such unquoted equity instruments are measured at cost.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading". If the fair value of a financial asset falls below zero. it is recognised in item 40 "Financial liabilities held for trading".

If it is deemed that there is objective evidence that an HfT financial asset carried at cost has undergone an impairment loss, the amount of the impairment loss – recognised in profit or loss under item 80 "Gains (losses) on financial assets and liabilities held for trading" - is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed.

A derivative is a financial instrument or other contract with all three of the following characteristics:

1. its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
2. it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
3. it is settled at a future date.

Gains and losses originated from derivatives held for trading, whether realised or not, are recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading".

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract. with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:

1. the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
2. a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
3. the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to its category.

2 – AVAILABLE-FOR-SALE FINANCIAL ASSETS (AFS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs including expenses, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value. Gains or losses arising out of changes in fair value are recognised in equity item 130 "Revaluation reserves" – except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised in item 80 "Gains (losses) on financial assets and liabilities held for trading" - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 130 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets". The amount that is removed is the difference between carrying amount (acquisition cost less any impairment loss already recognised in profit or loss) and fair value.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, even when the reasons for impairment no longer obtain.

3 – HELD TO MATURITY INVESTMENTS (HTM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:

a) are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;

b) occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
c) are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

4 - LOANS AND RECEIVABLES

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of disbursement to the borrower.

These items include debt instruments with the same characteristics.

After initial recognition at fair value including transaction costs that are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:
• when a loan or receivable is derecognised: in item 100 (a) "Gains (losses) on disposal";
or:
• when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

All problem loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) loans and receivables".

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Impaired loans and receivables are divided into the following categories:

- **Non-performing loans** – formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation. Measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;

- **Doubtful loans** – exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time: measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;

- **Restructured loans** – exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis, including the present value of losses due to loan rates being lower than funding cost;

- **Past-due loans** – total exposure to any borrower not included in the other categories, which at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 180 days past due.

Total exposure is recognised in this category if, at the balance-sheet date,
either
- the expired or unauthorised borrowing;

or

- the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure. Measurement is on a portfolio basis using historical and statistical information.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk – in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors – is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The methods used combine Basel 2 recommendations and IFRS. The latter exclude future loan losses, not yet sustained, but include losses already sustained even if they were not manifest at the date of measurement, on the basis of past experience of losses on assets with a similar risk profile to that of the assets being measured.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provision: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities". Allowances for unsecured loans to residents of countries experiencing debt service difficulties are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Loans and receivables also include, as "Assets sold but not derecognised", loans securitised after 1 January 2004 which cannot be derecognised under IAS 39.

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers" as "Liabilities in respect of assets sold but not derecognised".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

5 - FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT AND LOSS (FIAFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:

- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FIaFV include non-HfT financial assets, but whose risk is:

- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss"); and managed by the use of derivatives not treatable as hedges.

FIaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - HEDGE ACCOUNTING

Derivative hedging instruments are of three types:

a) Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
b) Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
c) Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods, in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instuments are so designated when identifiable with an ultimate counterparty outside the Group.

FAIR VALUE HEDGING

An effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting" at once.

If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the same item.

CASH FLOW HEDGING

The portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 130 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 90 "Fair value adjustments in hedge accounting".

HEDGING A NET INVESTMENT IN A FOREIGN OPERATION

Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:

- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 130 "Revaluation reserves" through the statement of changes in equity;
- the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation.

MACRO-HEDGED FINANCIAL ASSETS (LIABILITIES)

IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability. but also a monetary position made up of a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.

As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are almost completely offset by changes in fair value of the hedging instrument, i.e., that the hedge ratio is within the range of 80-125 per cent.

Net changes – gains or losses – in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting ".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.

If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 90 "Fair value adjustments in hedge accounting".

7 - EQUITY INVESTMENTS

Equity investments are equity instruments and consequently defined as financial instruments under IAS 32.

Investments in equity instruments made with the intention of establishing or maintaining a long-term operational relationship with the investee are strategic investments.

The following are the types of equity investment:

SUBSIDIARIES

Subsidiaries are entities of which:

- The parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

ASSOCIATES

An associate is a company over which the investor has significant influence and which is neither a subsidiary nor an interest in a joint venture.

If an investor holds, directly or indirectly, 20 per cent or more of the voting power of another company, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.

If the investor holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an investor from having significant influence.

JOINT VENTURES

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in subsidiaries, associates and joint ventures are measured at cost.

The purchase price of an equity investment is the sum of:

- the fair value, at the date of acquisition, of the assets sold, liabilities assumed and equity instruments issued by the purchaser in exchange for control of the investee

and

- any cost directly attributable to the acquisition.

If there is reason to believe that the value of an equity investment is impaired, the recoverable value of the investment is estimated, taking into account its fair value if it is a listed instrument or its value in use if the investment is in an unlisted company. The value in use of an unlisted company is determined where possible using internal measurement models in general use in financial business.

If it is not possible to obtain sufficient information the value in use is considered to be the net worth of the company.

If the recovery value is less than the carrying value, the difference is recognised through profit or loss in item 130.d) "Impairment adjustments on other financial transactions." If the reasons for impairment are removed following a subsequent event occurring after the recognition of impairment, no writebacks are made through the income statement.

Equity investments considered strategic investments not covered by the above definitions and not recognised in item 140. "Non-current assets and disposal groups held for sale" or item 90. "Liabilities associated with assets held for sale" (see Section 10), are classified as available for sale financial assets or financial assets measured at fair value, and treated accordingly (see Sections 2 and 5).

8 – PROPERTY, PLANT AND EQUIPMENT (TANGIBLE ASSETS)

The item includes:

- land
- buildings
- furniture and fixtures
- plant and machinery
- other machinery and equipment
- leasehold improvements.

and is divided between:

- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be let under a finance lease.

The item includes assets used as lessee under a finance lease, or let/hired out as lessor under an operating lease.

Leasehold improvements are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment identifiable and not separable are recognised in item 150 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location, installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:

- 150(b) "General and administrative expenses", if they refer to assets used in the business;

or

- 190 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

An item with a finite useful life is subject to straight-line depreciation.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 170 "Impairment/write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 240 "Gains (losses) on disposal of investiments".

9 – INTANGIBLE ASSETS

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Parent, from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

This items also includes intangible assets used as lessee under finance leases or as lessor under operating leases (rental/hire).

Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life. Intangible assets with an unlimited useful life are not amortised.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

An intangible fixed asset with indefinite life is not amortised. Even if there are no indications of impairment, each intangible asset's carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 240 "Gains (losses) on disposal of investments".

GOODWILL

Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a subsidiary is recognised as an intangible asset. Goodwill arising from the acquisition of non-controlling interests is recognised through investments in associates.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Even if there are no indications of impairment, goodwill undergoes an annual impairment test, as for intangible assets with an indefinite useful life.

Impairment losses on goodwill are recognised in profit and loss item 230 "Impairment losses on goodwill" and cannot subsequently be reversed.

10 – NON-CURRENT ASSETS HELD FOR SALE

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 140 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to these assets and liabilities (dividends, interest etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 280 "Gains (losses) on groups of assets held for sale net of tax".

11 - CURRENT AND DEFERRED TAX

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 130b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:
• is not a business combination; and
• at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:
• the initial recognition of goodwill; or
• the initial recognition of an asset or liability in a transaction which:
1. is not a business combination; and
2. at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
• the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
• it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
• the temporary difference will reverse in the foreseeable future; and
• taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 260 "Tax expense (income) related to profit or loss from continuing operations", except tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 – PROVISIONS FOR RISKS AND CHARGES

RETIREMENT PAYMENTS AND SIMILAR OBLIGATIONS

Retirement provisions – i.e. provisions for employee benefits paid after leaving employment – are classified as defined contribution plans or defined-benefit plans according to the economic nature of the plan.

In detail:

- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation, less any pension charges relating to benefits already provided but not recognized, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

OTHER PROVISIONS

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation;

and

- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 160 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under *Retirement Payments and Similar Obligations*).

13 – LIABILITIES AND SECURITIES IN ISSUE

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part. recognised in item 150 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

14 - FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading include:
a) derivatives that are not recognised as hedging instruments;
b) obligations to deliver financial assets sold short;
c) financial liabilities issued with an intention to repurchase them in the near term;
d) financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial liabilities, like financial assets may also be designated on initial recognition as measured at fair value, provided that:
- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or
- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - FOREIGN CURRENCY TRANSACTIONS

A foreign currency transaction is recognised at the spot exchange rate of the transaction date.

Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:
- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

17 – OTHER INFORMATION

BUSINESS COMBINATIONS

A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).

IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:

(a) identifying an acquirer;

(b) measuring the cost of the business combination; and

(c) allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumedm and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date. However, a business combination may involve more than one exchange transaction, for example when it is achieved in stages by successive share purchases. When this occurs:

(a) the cost of the combination is the aggregate cost of the individual transactions; and
(b) the date of exchange is the date of each exchange transaction (i.e. the date that each individual investment is recognised in the financial statements of the acquirer), whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:

(a) in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
(b) in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
(c) in the case of an intangible asset or a contingent liability, its fair value can be measured reliably..

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

TREASURY SHARES

Treasury shares held are deducted from equity. The difference between the price on later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

FINANCE LEASES

Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:

• in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
• in profit or loss, interest received.

FACTORING

Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

REPO TRANSACTIONS

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

EMPLOYEE BENEFITS FOR ITALY-BASED PERMANENT EMPLOYEES (TRATTAMENTO DI FINE RAPPORTO - "TFR")

The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under *Retirement Payments and Similar Obligations*).

The "TFR" cost accrued during the year is recognised in the profit and loss item 150(a) "Staff expenses" and includes the average present value of the benefits accrued during the year by serving employees ("current service cost") and interest accruing in the year on the obligation ("interest cost").

Actuarial gains and losses – i.e. the difference between the carrying value of the liabilities and the present value of the obligation at year-end – are recognised using the 'corridor' method, i.e. only if they exceed 10% of the present value of the obligation at year-end. Any surplus is recognised through profit or loss by amortising over the residual life of the plan, starting from the next following financial year.

SHARE-BASED PAYMENT

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:
• Stock options;
• Performance shares (i.e. awarded on attainment of certain objectives)
• Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 150 "Administrative costs" offsetting the liability item 160 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 150 "Administrative costs".

OTHER LONG-TERM EMPLOYEE BENEFITS

Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 - Provisions for risks and charges - retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

GUARANTEES AND CREDIT DERIVATIVES IN THE SAME CLASS

Guarantees and credit derivatives in the same class measured under IAS 39 are initially and subsequently (on remeasurement following impairment losses) recognised in item 100 "Other liabilities". Impairment losses are recognised in profit and loss item 130(d) "Impairment losses on other financial assets".

Profit and Loss

INTEREST INCOME AND EXPENSE

Interest and similar income accrue on cash, HfT assets and liabilities and assets and liabilities at fair value through profit and loss, AfS financial assets, HtM investments, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.

Interest also includes:

the net credit or debit balance of differentials and margins on financial derivatives:

- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

FEES AND COMMISSIONS

Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

DIVIDENDS

Dividends are recognised in the profit and loss account for the year in which their distribution has been approved.

(€ thousands)

RECONCILIATION OF SHAREHOLDERS' EQUITY UNDER ITALIAN GAAP (LD 87/92) TO SHAREHOLDERS' EQUITY UNDER IFRS, AS AT 1 JANUARY 2005 AND 31 DECEMBER 2005	1.01.2005	31.12.2005
Shareholders' equity under Italian GAAP (LD 87/92)	**12,405,563**	**29,896,432**
Treasury shares	-358,416	-358,416
Employee benefits	22,089	36,404
Share-based payments	2,822	9,664
Provisions for risks and charges	11,838	16,304
Deferred tax assets	-3,735	-3,735
Dividends	-1,711,648	-2,087,935
Equity investments	46,999	2,152,037
Loans and receivables	-347	-177
Other financial instruments at fair value	1,170,395	1,253,738
Other effects		-949
Total effects of changeover to IFRS	**-820,003**	**1,016,935**
Shareholders' equity under IFRS	**11,585,560**	**30,913,367**

(€ thousands)

RECONCILIATION OF NET PROFIT UNDER ITALIAN GAAP (LD 87/92) TO NET PROFIT UNDER IFRS FOR THE 2005 FINANCIAL YEAR	31.12.2005
Net profit under Italian GAAP (LD 87/92)	**2,256,686**
Employee benefits	14,314
Share-based payments	-10,653
Provisions for risks and charges	4,468
Dividends	-376,286
Equity investments	-13,587
Loans and receivables	169
Other financial instruments at fair value	-97,243
Other effects	-949
Total effects of changeover to IFRS	**-479,767**
Net profit under IFRS	**1,776,919**

Description of Items Included in the Reconciliation of Italian GAAP to IFRS

First-time Adoption of IFRS

GENERAL PRINCIPLE

IFRS were endorsed by the European Union before 30 June 2006 and have been applied retrospectively to the opening balance sheet on the changeover date of 1 January 2005 (date of first application of IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Supplemental Information) in accordance with the provisions of IFRS 1 and subject to certain exemptions as described below.

The opening balance sheet as at 1 January 2005 reflects the following differences in treatment from the closing consolidated accounts for the preceding period prepared under Italian GAAP:

- all assets and liabilities that shall be reported according to IFRS, including those not required by Italian GAAP, were recognised and measured under IFRS;
- all assets and liabilities that shall be reported under Italian GAAP but are not allowed under IFRS have been derecognised;
- certain items have been reclassified in accordance with IFRS.

The effects of these adjustments have been recognised directly in the opening shareholders' equity on the date of the first application of IFRS.

FIRST-TIME ADOPTION OF IFRS

IFRS 1 requires that, if a subsidiary adopts IFRS for the first time for its company accounts later than for its consolidated accounts, the subsidiary shall recognise assets and liabilities for the same amounts in both sets of accounts, save for consolidation adjustments.

We took into account the values used for the consolidated accounts which were arrived at using the principle that on first-time adoption certain exemptions from IFRS requirements may be enjoyed.

In particular, on this occasion we took exemption in the following instances:

- Business combinations – The rules for business combination transactions that occurred prior to the transition date were not applied retroactively.
- Property – On the date of first adoption, property was reported at purchase cost less accumulated depreciation and any impairment losses, including any revaluations applied in the past. The exemption allows for maintaining any revaluations made in the past as an integral cost component at the time of initial adoption.
- Recognition of previously derecognised financial assets – IAS 39 permits the derecognition of financial assets only under certain conditions. At the time of the first-time adoption; IAS 39 indicates that loans securitised under transactions entered into before the changeover do not need to be reported again even though IAS 39 requires loans of this type to be included in accounts.
- Stock option plans and transactions with share-based payment settled using equity instruments – The Group took advantage of the option not to apply IFRS 2 (Share-Based Payment) to equity instruments allocated before 7 November 2002 or accrued prior to transition to IFRS.

- Employee benefits: IAS 19 (Employee Benefits) allows for the usage of the 'corridor' approach, and thus, a portion of actuarial gains and losses does not have to be reported. This exemption allows for the use of this method only for periods following the first application, and thus, all accumulated actuarial gains and losses on the transition date were recognised at the time IAS was first adopted.
- Financial instruments: IAS 32 and 39 were applied effective from 1 January 2005.

TANGIBLE AND INTANGIBLE ASSETS

Business Combinations

As indicated above, the use of the exemption provided under IFRS 1 regarding business combinations that occurred prior to the date of the first adoption of IFRS made it possible to maintain existing goodwill amounts based at their latest carrying value under previous GAAP. However on the changeover date no goodwill items subject to a regular impairment test with the aim of determining the recoverable value of goodwill based on the provisions of IAS 36 were recognized in the accounts.

FINANCIAL INSTRUMENTS

Loans and receivables

On the changeover date, loans and receivables with banks and customers are classified and measured according to the different categories provided by IFRS.

Due to the valuation of this item at amortised cost, accrued interest as well as related accrued and deferred fees and commissions were allocated to these loans.

In addition, when measured under IFRS, these loans give rise to an impairment loss, in contrast to calculations made under previous GAAP, due to the impact of the specific measurement of bad and doubtful debts. This allowance was made taking into account the time value of money in respect of recovery of the debt.

In particular, for non-performing loans, assumptions were made on recovery times based on historical information and on other significant characteristics. The related recovery amounts were then discounted at the original actual interest rate, or if not available, at an interest rate calculated using lending rates for the year the loan was classified as non-performing.

With regard to doubtful loans, on the basis of past experience, assumptions were made as to the time necessary to transfer them to non-performing loans or for them to return to the performing category, and on the resulting recovery period.

Securities

Investment securities were treated as follows:

- securities hedged using IRS contracts, equity securities and securities that are likely to be sold were recognised as AfS Financial Assets;
- all other unlisted debt securities were recognised as loans and receivables to banks and customers .

Trading securities were recognised as HfT financial assets and FIaFV with the exception of a residual portion recognised as AfS financial assets.

The carrying value of the securities portfolio rose overall due to unrealised gains on securities hedged using IRSs. Losses on the related derivatives were recognised in relation to these gains.

Equity Investments

Investments in subsidiaries, associates and joint ventures are included under Equity investments. Other equity investments were reclassified under AfS financial assets and measured at fair value with a balancing entry in equity, with the exception of stakes held in the Bank of Italy and other smaller companies which continue to be reported at cost.

The fair value measurement of equity investments recognised as AfS financial assets resulted in a positive impact on shareholders' equity.

Deposits and financial liabilities

Deposits and financial liabilities were reported under "Deposits from banks" and "Deposits from customers". HfT financial liabilities include the effects related to the measurement of non-hedging derivatives, which were previously allocated to other liability items.

Derivatives

Derivatives held for trading and hedging derivatives in which the hedging instrument has turned out to be ineffective were recognised as HfT financial assets and liabilities. Derivatives for which the hedging instrument has turned out to be effective were recognised as hedging instruments.

Under previous GAAP, the carrying amount of hedging instruments related solely to premiums paid and collected, accrued interest, prepaid charges and deferred income, while the book value of derivatives held for trading also included value components.

IFRS require fair value measurement of all derivatives whether hedging instruments or held for trading, which takes into account the credit risk of the counterparty and the bid-offer spread for unsettled transactions.

For the sake of consistent measurement, IFRS require that hedging instruments be measured under the same criteria as the hedged item; a cash flow hedge is only measured at the fair value applied to the hedging instrument.

RESERVES AND PROVISIONS

Provisions for risks and charges

IFRS permit the creation of provisions only to cover existing obligations for which it is possible to make a reliable estimate, and for which the company has no realistic alternative to settlement. In addition, the provision shall, in the case of liabilities with a deferred maturity, take into account the impact of the time value of money on the estimated amounts needed to settle the obligation. Thus, certain provisions that did not meet the reporting requirements specified in IFRS were reversed. This resulted in a positive adjustment to shareholders' equity.

Employee benefits

In addition to employee severance pay, the Group pays certain benefits to its employees that take the form of a defined benefit retirement plan and long-service bonuses to be paid to entitled individuals if they remain at the company for a predetermined number of years.

With regard to defined benefit retirement plans, IFRS specify that the company's liability shall be posted to the accounts on the basis of an actuarial valuation of the amount that will be paid on the date the right accrues. The provision for employee severance pay, which is recognised on the basis of specific Italian legislation that is still in force, is similar to a defined benefit plan, and thus it too is to be determined on the basis of an actuarial assessment.

As in the case of the provision for employee severance pay (TFR), liabilities for long-service payments (the cost of which had, until now, been recognised at the time the bonus accrued or was paid) are subject to actuarial calculations by an independent actuary. This calculation is based on assumptions related to future bonuses to be paid to active employees, current length of service, retirement age limitations and the estimated rate at which employees leave the Group and is also based on an estimate of the annual increase in the average bonus per person.

The actuarial recalculation of liabilities for future benefits to be paid to employees generated positive effects on shareholders' equity as at 1 January 2005 and on the net profit for 2005.

Share-based Payment

The Group pays additional benefits to employees in the form of stock option plans. In accordance with Italian accounting principles, on the date stock options are allocated, no obligation or cost for compensation is recognised, but IFRS 2 (Share-based payments) specifies that the total amount of fair value on the date the stock options are allocated should be divided into equal portions during the vesting period and recognised in the profit and loss account with a balancing entry in the form of a liability for options settled in cash, and recognised in equity for options settled with the issuance of shares.

The application of this IFRS had a favourable impact on shareholders' equity, in respect of the portion relating to share-based payments made by the Parent Company to employees of other Group companies.

OTHER EFFECTS

Treasury shares

The Group has treasury shares which were purchased in 2004 following a plan approved by the Ordinary Shareholders' Meeting of 4 May 2004. With the adoption of IFRS, it is no longer permitted to report treasury shares under assets, which should instead be directly subtracted from shareholders' equity. Thus, the corresponding amount was removed from shareholders' equity with a negative impact on the latter effective 1 January 2005.

Deferred Tax assets

The accounting procedure used by the Group until the 2003 reporting period called for conservatively posting deferred tax assets to the accounts only for temporary deductible differences, which, on the basis of business plans, could be used over the following three years, and only for deferred tax income related to expenses which were already posted to the profit and loss account and were already known with certainty in the period in which they would have been deducted from taxable income.

In 2004, the above limitations were eliminated, and the Group complied with the widely accepted practice. On the changeover date the negative impact on shareholders' equity resulted from tax related to assets and liabilities recognised under Italian GAAP and derecognised under IFRS.

Dividends Received

Dividends authorised to be paid in shareholders' meetings held after the balance sheet date may not, under IAS 18, be taken to profit and loss. The Italian practice of recognising dividends as being received in the year in which the profit accrues where the subsidiary's Board approves the accounts before the controlling entity, is incompatible with IFRS.

The opening balance sheet as at 1 January 2005 shows, under IFRS, a reduction of shareholders' equity as a consequence of the non-recognition of dividends not having the prerequisites prescribed by IFRS. This reduction was almost entirely offset by recognition of dividends resolved on and received in subsequent periods.

Subsidiaries and Associates

IFRS 3 prescribes that acquisitions of controlling interests concluded after the changeover must be measured at their respective fair value at the date of exchange of the ordinary equity instruments. The application of this principle to the business combination with HVB and BA-CA had a favourable impact on shareholders' equity.

Tax Effects

The effect on shareholders' equity and net profit arising out of the application of IFRS has been recognised net of the related tax effect, determined on the basis of current legislation. The provision for IRES (corporate tax) was determined by applying a tax rate of 33%. We did not however recognise the effect of IRAP (regional tax on production) since the taxable figure is projected to be negative.

• • • • •

SUMMARY

As we have seen and as is shown by the above reconciliations of shareholders' equity and net profit:

- First-time adoption of IFRS brought a reduction of €820 million in shareholders' equity as at 1 January 2005, net of the associated tax effect, mainly due to reversal off of dividends previously recognised as having accrued in the period in the amount of minus €1,712 million, partly offset by the positive valuation of financial instruments amounting to €1,170 million. This negative change included a figure of minus €358 million following the deduction of treasury shares from assets.
- Shareholders' equity as at 31 December 2005 increased by €1,017 million, net of related tax effects, which was attributable as to €2,119 million, to the reserve made in respect of the acquisition of HVB and BA-CA, as to €1,254 million to measurement of financial instruments through equity, partly offset by the reversal of dividends considered as having accrued in the amount of €2,088 million and the recognition of treasury shares in equity, as to negative €358 million.
- Net profit for 2005, restated under IFRS was lower by €480 million, net of the tax effect, than under Italian GAAP. This difference is attributed as to negative €376 million, to dividends accrued, and, as to negative 97 million, to the measurement of financial instruments through equity.

AUDIT OF RECONCILIATIONS REQUIRED BY IFRS 1

The reconciliations of balance sheet figures to IFRS figures as at 1 January 2005, 31 December 2005, as well as the reconciliation of profit and loss for 2005, along with the related explanatory notes, have been audited by KPMG S.p.A.; the auditor's report was issued on 11 October 2006.



справедливість
uzajamnost
reciprocity
Respekt
átláthatóság
zaufanie
fiducia
trust

REPORT OF THE EXTERNAL AUDITORS

Report of the External Auditors

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors

To the board of directors of
UniCredito Italiano S.p.A.

1 We have audited the attached IFRS reconciliation schedules of UniCredito Italiano S.p.A., comprising the reconciliation of equity at 1 January 2005 and 31 December 2005 and profit/loss for the year ended 31 December 2005 and notes thereto (the "IFRS reconciliation schedules"), prepared in accordance with the requirements set out in Consob (the Italian Commission for Listed Companies and the Stock Exchange) Communication no. 6064313 of 28 July 2006 and included in the appendix entitled "Parent Company changeover to IFRS" of the half year report at 30 June 2006. The above IFRS reconciliation schedules are derived from the separate financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2005, prepared in accordance with Italian legislation governing the preparation of financial statements. We audited such separate financial statements and issued our audit report thereon on 11 April 2006. The IFRS reconciliation schedules have been prepared as part of the transition to the International Financial Reporting Standards endorsed by the European Union. The IFRS reconciliation schedules are the responsibility of the company's management. Our responsibility is to express an opinion on these schedules based on our audit.

2 We conducted our audit in accordance with the auditing standards generally accepted in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliation schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS reconciliation schedules. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

The responsibility for the audit of the figures relating to certain subsidiaries, representing approximately 0.4% of total assets at 31 December 2005, rests with other auditors.

3 In our opinion, the IFRS reconciliation schedules referred to in paragraph 1 taken as a whole comply with the preparation requirements set out in Consob Communication no. 6064313 of 28 July 2006.

Milan, 11 October 2006

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

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